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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on November 22, 2010

Registration No. 333-168624

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 8
TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SEMILEDS CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	3674 (Primary Standard Industrial Classification Code Number)	20-2735523 (I.R.S. Employer Identification Number)

3F, No.11 Ke Jung Rd., Chu-Nan Site,
Hsinchu Science Park, Chu-Nan 350,
Miao-Li County, Taiwan, R.O.C.
+886-37-586788
(Address, Including Zip Code, and Telephone Number, Including Area
Code, of Registrant's Principal Executive Offices)

National Corporate Research Ltd.
Process Agent
615 South DuPont Highway
Dover, DE 19901
1-(800)-483-1140
(Name, Address Including Zip Code, and Telephone Number Including Area Code, of Agent for Service)

COPIES TO:
Mark J. Lee Thomas H. Tobiason Harold M. Yu	Jeffrey D. Saper Steven V. Bernard Eva H. Wang
ORRICK, HERRINGTON & SUTCLIFFE LLP 43/F., Gloucester Tower, The Landmark 15 Queen's Road Central, Hong Kong	WILSON SONSINI GOODRICH & ROSATI Professional Corporation 650 Page Mill Road Palo Alto, California 94304

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

                  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

                  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐ _______________

                  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐ _______________

                  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐ _______________

                  Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Common Stock, par value $0.0000056 per share	$172,500,000	$12,299.25(3)

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes shares which the underwriters have the option to purchase to cover overallotments, if any.

(3)
Previously paid.

                  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated November 22, 2010.

PROSPECTUS

5,250,000 Shares

Common Stock

              This is SemiLEDs Corporation's initial public offering. We are selling 5,250,000 shares of our common stock.

              We expect the public offering price to be between $14.50 and $16.50 per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on The NASDAQ Global Select Market under the symbol "LEDS."

              Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 11 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

              The underwriters may also purchase up to an additional 787,500 shares from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The shares will be ready for delivery on or about                        , 2010.

BofA Merrill Lynch	Barclays Capital	Jefferies & Company

Canaccord Genuity	Caris & Company, Inc.

The date of this prospectus is                        , 2010.

SEMILEDS

ILLUMINATING THE WORLD...

OUR TECHNOLOGY ENABLES ENERGY
EFFICIENT LIGHTING SOLUTIONS
ACROSS A VARIETY OF APPLICATIONS.

              You should rely only on the information contained in this prospectus and any free writing prospectus we may specifically authorize to be delivered or made available to you. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

              This prospectus is an offer to sell only the shares offered hereby but only under circumstances and in jurisdictions where it is lawful to do so. No action has been or will be taken in any jurisdiction by us or any underwriter that would permit a public offering of our common stock or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering and sale of our common stock and the distribution of this prospectus outside the United States.

i

PROSPECTUS SUMMARY

              This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including our consolidated financial statements and the related notes and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," in each case included elsewhere in this prospectus. All information in this prospectus has been adjusted to give effect to a 14-to-1 reverse stock split that will be effective prior to the closing of the offering.

Company Overview

              We develop, manufacture and sell LED chips and LED components that we believe are among the industry leading LED products on both a lumens per watt and cost per lumen basis. Our products are used primarily for general lighting applications, including street lights and commercial, industrial and residential lighting. We sell blue, green and ultraviolet (UV) LED chips under our MvpLED brand, primarily to customers in China, Taiwan and other parts of Asia. We sell our LED chips to packaging customers or to distributors, who in turn sell to packagers. In addition, we package a portion of our LED chips into LED components which we sell to distributors and end-customers in select markets. For the years ended August 31, 2009 and 2010, our revenues were $11.6 million and $35.8 million, respectively. We incurred a net loss of $3.7 million for the year ended August 31, 2009 and recorded a net income of $10.8 million for the year ended August 31, 2010.

              Our operations include both LED chip and LED component manufacturing. Utilizing our patented and proprietary technology, our manufacturing process begins by growing upon the surface of a sapphire wafer, or substrate, several very thin separate semiconductive crystalline layers of gallium nitride, or GaN, a process known as epitaxial growth, on top of which a mirror-like reflective silver layer is then deposited. After the subsequent addition of a copper alloy layer and finally the removal of the sapphire substrate, we further process this multiple-layered material to create individual LED chips. We also package a portion of these chips to create LED components.

              We have developed advanced capabilities and proprietary know-how in:

  •
  reusing sapphire substrate in subsequent production runs;

  •
  optimizing our epitaxial growth processes to create layers that efficiently convert electrical current into light;

  •
  employing a copper alloy base manufacturing technology to improve our chip's thermal and electrical performance;

  •
  utilizing nanoscale surface engineering to improve usable light extraction; and

  •
  developing a LED structure that generally consists of multiple epitaxial layers which are vertically-stacked on top of a copper alloy base.

These technical capabilities enable us to produce LED chips that can provide efficacies of greater than 100 lumens per watt when packaged. We believe these capabilities and know-how also allow us to reduce our manufacturing costs and our dependence on sapphire, a costly raw material used in the production of sapphire-based LED devices. In addition, we believe our technological know-how and capabilities will help facilitate our migration to larger wafer sizes.

              Our manufacturing operations are located in Taiwan. We intend to expand our manufacturing capacity in Taiwan to meet the expected demand for our products. In addition, we have interests in three joint ventures in China, Malaysia and Taiwan, including a 49% ownership interest in Xurui Guangdian Co., Ltd., or China SemiLEDs, which is based in Foshan, China. China SemiLEDs is in an early stage of development. We expect that China SemiLEDs' manufacturing facilities, which are currently under construction, will be operational after January 2011, at which time it will begin to manufacture and sell LED chips in China. We also expect that a substantial portion of our future business in China will be conducted through China SemiLEDs and that our future results of operations will be significantly impacted by the performance of China SemiLEDs. Both our 49% owned joint venture entity in Taiwan and our 50% owned joint venture entity in Malaysia are also in an early stage of development. We do not expect these two entities to have any substantial business or operations for at least the next 12 months.

Industry Background

              Light emitting diodes, or LEDs, are solid-state electronic components that emit light in a variety of brightness levels and colors. LEDs are increasingly used in a growing number of applications ranging from consumer electronics, such as backlighting for handsets, laptops and televisions, to general lighting, such as outdoor and indoor lighting.

              LEDs have recently begun penetrating the general lighting market, which includes applications for architectural, replacement lamp, retail display, commercial, industrial, outdoor area and residential uses. According to the Freedonia Group, an independent market research firm, the general lighting market, including sales of the light fixtures and bulbs, is estimated to be in excess of $100 billion.

              Currently LED lighting accounts for a small portion of the general lighting market. However, we believe that increased LED performance, reduced LED cost, growing awareness of the advantages of LEDs and government policies that discourage the use of some traditional lighting technologies and support LED adoption will continue to drive the adoption of LEDs in the general lighting market. LED lighting consists of the LED components, optics, heat sinks, power supplies and fixtures. An LED component is an LED chip that has been packaged. According to Strategies Unlimited, an independent market research firm, revenues attributable to LED components for general lighting applications were $665 million in 2009 and are estimated to grow to $4.3 billion by 2014, which represents a compound annual growth rate of 45%.

              However, to increase penetration of the general lighting market, LED chip and package manufacturers must continue to reduce the total cost of ownership of LED lighting. Total cost of ownership primarily includes: (i) the upfront cost of the LED device, which includes the LED chip costs and the cost of packaging the LED chips; (ii) the lifetime energy cost; and (iii) the frequency of replacement, which is in part a function of the product lifespan. Although energy cost and lifespan tend to favor LED lighting over some traditional lighting technologies, currently the upfront cost of an LED device is significantly higher than that of traditional lighting technologies.

Our Strengths

              We believe that the following strengths will enable us to compete effectively and to capitalize on the expected growth of the LED general lighting market:

  •
  Patented Vertical Copper Alloy Chip Structure.  Our patented copper alloy device structure combined with our proprietary process technologies generate less heat and allow for increased heat removal compared to sapphire-based LED devices, thereby increasing the lumens per watt, or efficacy, and lifespan of our LED chips. In addition, we manufacture our chips using a "vertical LED structure" consisting primarily of multiple epitaxial layers stacked vertically on top of a copper alloy base, which enables us to produce technically advanced LED chips that can provide efficacies of greater than 100 lumens per watt when packaged.

  •
  Competitive Manufacturing Cost Structure.  Our proprietary manufacturing technologies and know-how enable us to maintain a competitive manufacturing cost structure. For example, our ability to reclaim sapphire wafers for reuse is a key element of our manufacturing cost savings as we reuse sapphire wafers multiple times. We also believe our manufacturing technologies will facilitate our transition to producing LED chips on larger wafer sizes.

  •
  Efficient Operating and Business Model.  Our operating and business model is focused on maintaining price competitiveness through our low-cost operating structure. We believe locating our facilities in Taiwan provides us with operating cost advantages including reduced labor, rental, material and construction costs as well as favorable tax treatment. When operational, we anticipate that China SemiLEDs' manufacturing facilities in Foshan, China will provide it with similar benefits.

  •
  LED Research and Development Expertise.  Our research and development team, including members of our senior management, has significant experience in the LED and semiconductor industries. The application of this expertise has allowed us to increase the performance of our highest performing LED chips when packaged, from approximately 60 lumens per watt in 2006 to over 140 lumens per watt in 2010, using vertical LED technology.

Our Strategy

              Our goal is to be the leading developer and manufacturer of LED chips and LED components that meet the performance requirements demanded by LED lighting customers, while providing the best value proposition on both lumens per watt and cost per lumen bases. Key elements of our strategy include the following:

  •
  Remain on the Forefront of Innovation of LED Chip and LED Component Technologies. We believe that we are on the forefront of innovation of LED chip and LED component technologies. We intend to continue to innovate in product design and process technologies through our research and development efforts to ensure that our products continue to perform at industry-leading efficacies for a variety of end-customer applications and in particular, for general lighting applications.

  •
  Reduce Cost Through Technology and Manufacturing Improvements.  We plan to increase our investment in research and development to improve our manufacturing processes and increase our production yields in order to reduce the per-unit cost of our products. In particular, we are developing new technologies to enable us to manufacture LED chips using larger wafer sizes, thereby allowing us to improve our production capacity. This improvement can reduce the per-unit costs of our products and allow us to compete more effectively against companies that already possess or are developing such technologies.

  •
  Drive Our Growth in China and Grow Our Net Income Through China SemiLEDs.  The China market represented 46.1% of the LED lighting revenues in 2009 according to Strategies Unlimited. We intend to continue our growth in China through China SemiLEDs, which we expect will have operational manufacturing facilities after January 2011.

  •
  Expand Our Manufacturing Capacity in Taiwan.  As a result of improving economic conditions resulting in increased demand for our products, while we have continued to expand capacity and optimize our manufacturing processes to improve utilization of our equipment, beginning in March 2010 we have been operating our manufacturing facilities at or near full capacity. To address continuing improvement in market conditions, we intend to expand our production in Taiwan by further improving utilization of our equipment and by adding additional metal-organic chemical vapor deposition reactors, or MOCVD reactors, an advanced system used to develop compound semiconductor materials for LEDs, as well as other equipment and tools.

  •
  Target Markets and Customers Where Our Technologies Create a Competitive Advantage. We will continue to focus our product development and sales efforts in markets where customers place a premium on innovation, performance and cost of LED chips and components. In particular, in the near-term we will focus these efforts on outdoor street lighting in China and other such applications where we believe the environmental benefits and lower total cost of ownership will play a larger role in the purchasing decision.

  •
  Leverage Government Incentive Funding for LED Development, Facility Expansion and Market Expansion. We have been awarded a mix of grants from local and national government agencies in Taiwan to support our research and development efforts. China SemiLEDs has also been awarded a mix of grants from local government agencies in China to support LED manufacturing. We intend to apply for additional government grants and incentives in Taiwan and China.

  •
  Pursue Strategic Relationships and Acquisitions.  We may pursue strategic relationships, such as joint ventures, and acquisitions that expand our business. As opportunities arise, we will identify, execute and integrate acquisitions and enter into joint ventures to increase our manufacturing capacity, acquire intellectual property and enter into new geographic and product markets to enhance our reach and diversify our sales.

Risks Associated With Our Business

              We believe the following are some of the major challenges, risks and uncertainties that may materially affect us:

  •
  if LEDs fail to achieve widespread adoption in the general lighting market, or if alternative technologies gain market acceptance, our prospects will be materially adversely impacted and we may be unable to maintain our profitability;

  •
  we operate in highly competitive markets that are characterized by rapid technological changes and declining average selling prices. Competitive pressures from existing and new companies may harm our business and operating results;

  •
  the market for LEDs has historically been, and we expect will continue to be, highly volatile, which could harm our business and result in significant fluctuations in the market price of our common stock;

  •
  intellectual property litigation against us or our customers, including our distributor customers, could subject us to significant costs and materially damage our business and reputation;

  •
  our operating results may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our operating results for a particular period to fall below expectations, resulting in a severe decline in the price of our common stock;

  •
  we may not be able to effectively expand production capacity or do so in a timely or cost-effective manner, which could prevent us from achieving increased sales, margins and market share;

  •
  we may have difficulty managing our future growth and the associated increased scale of our operations, which could materially and adversely affect our business and operating results;

  •
  we may not be successful in executing our China strategy through China SemiLEDs;

  •
  we do not own a majority of the shares of China SemiLEDs and if there are significant disagreements with the other shareholders of China SemiLEDs, our financial condition, results of operations, business and prospects may be materially and adversely affected; and

  •
  as China SemiLEDs commences and expands its business, it may compete with us for sales in China.

              In addition, our industry is characterized by frequent intellectual property litigation. We seek to minimize the risk of litigation, and the potential significant costs and diversion of our management's attention that can accompany litigation, by marketing certain of our products in countries in which we believe the enforcement of intellectual property rights has been more limited. Although this strategy correspondingly exposes us to the risk that our intellectual property rights will not be protected, we believe that the benefit to us of minimizing the risk of litigation sufficiently offsets the risk that our intellectual property rights in these countries may not be fully enforced.

Corporate Information and Structure

              We were incorporated in Delaware on January 4, 2005. Our principal executive offices are located at 3F, No.11 Ke Jung Rd., Chu-Nan Site, Hsinchu Science Park, Chu-Nan 350, Miao-Li County, Taiwan, R.O.C. Our telephone number is +886-37-586788. Our website address is www.semileds.com. The information on or accessible through our website is not part of this prospectus.

              We are a holding company for various wholly owned subsidiaries and holdings in joint ventures. Our most significant subsidiary is our wholly owned operating subsidiary, SemiLEDs Optoelectronics Co., Ltd., or Taiwan SemiLEDs, where substantially all of our assets are held and our operations are located. Taiwan SemiLEDs owns a 100% equity interest in Silicon Base Development, Inc., or SBDI. SBDI packages LED chips into LED components. We also sell a majority of our LED components through the Taiwan branch office of Helios Crew Corporation, or Helios Crew, our wholly owned Delaware subsidiary.

              We have a 49% interest in China SemiLEDs, a joint venture entity that was established in China in January 2010 to manufacture and sell LED chips. China SemiLEDs is in an early development stage. We expect that China SemiLEDs' manufacturing facilities, which are currently under construction, will be operational after January 2011. We also own a 50% interest in SILQ, a joint venture in Malaysia, and a 49% interest in SS Optoelectronics, a joint venture in Taiwan. Each of our three joint ventures, China SemiLEDs, SILQ and SS Optoelectronics, is an unconsolidated entity that is still in an early development stage and has not had any material operations to date. Such entities are accounted for using the equity method of accounting, and as such, we recognize our portion of the net income or loss from such entities under income (loss) from unconsolidated entities. With respect to SS Optoelectronics, we have made a determination to dissolve the joint venture in accordance with the joint venture agreement, and expect to send a notice of termination to the other shareholder of SS Optoelectronics before the end of November 2010, after which we will take the necessary steps to dissolve such entity.

              The following chart illustrates our corporate structure and our joint venture entities:

(1)
Has not commenced operations.

(2)
Has not commenced operations. Because the commencement of operations of this joint venture is dependent upon its receiving the approval by the Hsinchu Science Park Administration of its application for entry into the Hsinchu Science Park, and such approval was not obtained, we have made a determination to dissolve this joint venture in accordance with the terms of the joint venture agreement.

(3)
Has not had material operations to date.

THE OFFERING

Common stock offered by us	5,250,000 shares
Common stock to be outstanding after this offering	26,396,757 shares
Overallotment option	The underwriters have an option to purchase a maximum of 787,500 additional shares of common stock from us to cover overallotments. The underwriters may exercise this option at any time within 30 days from the date of the prospectus.
Use of proceeds	We intend to use the net proceeds received by us from this offering principally as follows:

•       approximately $40.0 million to expand production capacity in Taiwan, including to (i) pay for the purchase of additional manufacturing space and build out existing space in Hsinchu, (ii) pay the purchase price for the three additional reactors that are expected to be delivered by the end of December 2010, and (iii) purchase additional manufacturing equipment, including reactors, as well as hire additional employees in the next 12 months;

• approximately $10.0 million to build a test line and for research and development expenses related to LED chip production based on 6" wafers; and
• the balance of the net proceeds for general corporate purposes, including working capital and capital expenditures.
We may also use a portion of the net proceeds to acquire or invest in complementary technologies, solutions or businesses or to obtain rights to such complementary technologies, solutions or businesses. There are no agreements, understandings or commitments with respect to any such acquisition or investment at this time. See "Use of Proceeds."
Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 262,500 shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the public. Any reserved shares that are not so purchased will be offered by the underwriters to the public on the same terms as the other shares offered by this prospectus.
Risk factors	Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 11 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Proposed NASDAQ Global Select Market symbol	"LEDS"

              The number of shares of our common stock to be outstanding after this offering is based on 21,146,757 shares outstanding as of August 31, 2010, and excludes:

  •
  507,179 shares of common stock issuable upon the exercise of options outstanding as of August 31, 2010 under our 2005 Equity Incentive Plan, as amended, at a weighted average exercise price of $1.12 per share;

  •
  32,584 shares of common stock as of August 31, 2010 reserved for issuance under our 2005 Equity Incentive Plan; and

  •
  up to 2,714,285 shares of common stock which will be issuable under our 2010 Equity Incentive Plan. The options granted pursuant to such plan shall be subject to the approval of the board of directors.

              Except as otherwise indicated, information in this prospectus reflects or assumes the following:

  •
  that our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect upon the completion of this offering, are in effect;

  •
  the automatic conversion of 594,760 shares of Class B common stock into 594,760 shares of Class A common stock effective upon the completion of this offering;

  •
  the automatic conversion of 13,718,852 shares of convertible preferred stock into 13,718,852 shares of Class A common stock effective upon the completion of this offering;

  •
  no exercise of the underwriters' overallotment option to purchase up to 787,500 additional shares of our common stock; and

  •
  the amendment of our certificate of incorporation such that we will no longer have Class A and Class B common stock but only one class of undesignated common stock issued and outstanding effective upon the closing of this offering.

              Unless otherwise specifically indicated in this prospectus, all share amounts and per share amounts, including the number of shares of Class A common stock, Class B common stock and convertible preferred stock and the number of shares of common stock issuable upon the exercise of options under our 2005 Equity Incentive Plan and the number of shares of common stock that may be issuable under our 2010 Equity Incentive Plan reflect, in each case, a 14-to-1 reverse stock split that will be effective prior to the closing of the offering. Unless the context otherwise requires in this prospectus, "we," "us," "our company," "our," and "SemiLEDs" refer collectively to SemiLEDs Corporation and its consolidated subsidiaries; "China" or "PRC" refers to the People's Republic of China, excluding Taiwan, Hong Kong and Macau; "Korea" refers to the Republic of Korea; "$" or "U.S. dollars" refers to the legal currency of the United States; "NT dollars" refers to New Taiwan dollars, the legal currency of Taiwan; "RMB" or "Renminbi" refers to the legal currency of China; and convertible preferred stock refers collectively to our Series A, B, C, D and E convertible preferred stock.

              This prospectus contains translations of certain RMB and NT dollar amounts into U.S. dollar amounts at specified rates. All translations from RMB and NT dollars to U.S. dollars were made at the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise stated, the translations of RMB and NT dollars into U.S. dollars have been made at the noon buying rate in effect on August 31, 2010, which was RMB6.81 to US$1.00 and NT$32.01 to US$1.00. We make no representation that the RMB, NT dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars, RMB or NT dollars, as the case may be, at any particular rate or at all. On November 12, 2010, the noon buying rates were RMB6.64 to US$1.00 and NT$30.22 to US$1.00.

SUMMARY CONSOLIDATED FINANCIAL DATA

              The following tables summarize the consolidated financial data for our business. You should read this summary consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, related notes thereto and other financial information included elsewhere in this prospectus.

              We have derived the summary consolidated statement of operations data for the years ended August 31, 2008, 2009 and 2010 and our summary consolidated balance sheet data as of August 31, 2010 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results to be expected for any future periods.

	Years Ended August 31,
	2008	2009	2010
	(in thousands, except share and per share amounts)
Consolidated Statement of Operations:
Revenues, net	$14,749	$11,551	$35,763
Cost of revenues(1)	11,681	11,019	19,640

Gross profit	3,068	532	16,123

Operating expenses:
Research and development(1)	1,935	2,452	1,726
Selling, general and administrative(1)	2,320	2,568	3,228

Total operating expenses	4,255	5,020	4,954

Income (loss) from operations	(1,187)	(4,488)	11,169
Other income (expense):
Loss from unconsolidated entities(2)	—	—	(313)
Interest income (expense), net	41	215	(29)
Other income, net	37	—	349
Foreign currency transaction gain (loss)	295	580	(81)

Total other income (expense), net	373	795	(74)

Income (loss) before provision for income taxes	(814)	(3,693)	11,095
Provision for income taxes	—	—	267

Net income (loss)	$(814)	$(3,693)	$10,828

Net income (loss) attributable to common stock:
Basic	$(814)	$(3,693)	$1,824

Diluted	$(814)	$(3,693)	$1,902

Net income (loss) per share attributable to common stock:
Basic	$(0.15)	$(0.56)	$0.26

Diluted	$(0.15)	$(0.56)	$0.24

Shares used in computing net income (loss) per share attributable to common stock:
Basic	5,395,048	6,600,321	7,089,655
Diluted	5,395,048	6,600,321	7,723,346

	As of August 31, 2010(3)
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$13,520	$13,520	$85,166
Working capital(4)	25,923	25,923	97,569
Total assets	83,906	83,906	155,552
Long-term debt, net of current portion(5)	3,786	3,786	3,786
Total stockholders' equity	$71,199	$71,199	$142,845

(1)
Stock-based compensation expenses are included in our cost of revenues, research and development expenses and selling, general and administrative expenses as follows:

	Years Ended August 31,
	2008	2009	2010
	(in thousands)
Stock-based compensation expenses included in:
Cost of revenues	$—	$—	$52
Research and development	—	—	33
Selling, general and administrative	8	16	162

Total stock-based compensation expenses	$8	$16	$247

(2)
Includes our proportionate share of loss from our unconsolidated joint venture entities, including China SemiLEDs. Our investments in these entities are initially stated at cost on our consolidated balance sheets and adjusted for our portion of equity in these investees' income or loss.

(3)
Our consolidated balance sheet data as of August 31, 2010 is presented:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the conversion of 594,760 Class B common stock into Class A common stock and the conversion of 13,718,852 shares of convertible preferred stock, which represents all of the issued and outstanding shares of convertible preferred stock, into shares of Class A common stock on a one-for-one basis; and

  •
  on a pro forma as adjusted basis to reflect the pro forma adjustments stated above and the sale by us of 5,250,000 shares of common stock offered by this prospectus at the initial public offering price of $15.50 per share (the mid-point of the price range set forth on the cover page of this prospectus) after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(4)
Working capital represents short-term assets less short-term liabilities.

(5)
Long-term debt includes long-term notes with a maturity of greater than 12 months.

RISK FACTORS

              An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information contained in this prospectus before making an investment decision. Our business, prospects, financial condition or operating results could be materially and adversely affected by any of the risks set forth herein as well as other risks not currently known to us. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before deciding to purchase any shares of our common stock.

Risks Related to Our Business

We have a limited operating history which makes it difficult for you to evaluate our business, financial condition, operating results and prospects and which impairs our ability to accurately forecast our future performance.

              We were incorporated in January 2005 and our first sales of LED chips occurred in November 2005. Our revenue to date has not been significant and we have only recently generated net income. Our limited operating history, combined with the rapidly evolving nature of the LED industry in which we compete, may not provide an adequate basis for you to evaluate our operating and financial results and business prospects. In addition, we only have limited insight into emerging trends that may adversely affect our business, prospects and our operating results. As such, our limited operating history may impair our ability to accurately forecast our future performance.

We have incurred net losses and although we have recorded moderate net income in recent periods, we may again incur net losses in the future and no assurance can be given that we will be able to maintain our recent revenue and net income growth.

              We incurred net losses of $0.8 million and $3.7 million for the fiscal years ended August 31, 2008 and 2009, respectively. Although we recorded net income of $10.8 million for the year ended August 31, 2010, no assurance can be given that we can maintain such profitability and we may incur substantial net losses in the future. Our revenue and net income may decline for a variety of reasons, some of which are described elsewhere in this "Risk Factors" section and are beyond our control. You should not rely on the revenue or net income growth of any prior quarterly or annual periods as an indication of our future performance. In the past, we have experienced revenue declines and incurred increased net losses. If our future growth fails to meet investor or analyst expectations, the trading price of our common stock may decline significantly and could have a material adverse effect on our business, financial condition and results of operations.

We derive a substantial portion of our revenues from the sale of our LED chips. Our inability to grow or maintain our revenues generated from the sales of LED chips would have a negative impact on our financial condition and results of operation.

              A substantial portion of our revenues to date have been derived from the sale of LED chips, our core product. Revenues attributable to the sale of our LED chips represented 88.0%, 77.6% and 77.1% of our revenues in the years ended August 31, 2008, 2009 and 2010, respectively. Revenues attributable to the sale of our LED components represented substantially all of the remaining portion of our revenues for those periods. We expect to continue to derive a substantial portion of our revenues from the sale of LED chips for the foreseeable future. As such, the continued market acceptance of our LED chips is critical to our continued success, and our inability to grow or maintain our revenues generated from the sales of LED chips would have a negative impact on our business, financial condition and results of operations.

If LEDs fail to achieve widespread adoption in the general lighting market, or if alternative technologies gain market acceptance, our prospects will be materially adversely impacted and we may be unable to maintain our profitability.

              Our products are primarily sold for use in LED general lighting applications. Our financial condition, results of operations and prospects substantially depend on increased market acceptance of LEDs in general lighting globally, and in particular in Asia. Although LED lighting has grown rapidly in recent years, adoption of LEDs for general lighting has only recently begun, is still limited and faces significant challenges.

              If LED lighting does not achieve widespread acceptance and adoption, or if demand for LED products does not grow as we anticipate, our revenues may decline and our prospects for growth and profitability will be limited. Moreover, if existing sources of light other than LED devices, such as organic light emitting diodes (OLEDs), achieve adoption, or if new sources of light are developed, our current products and technologies could become less competitive or obsolete.

              Potential customers for LED general lighting systems may not adopt LED lighting as an alternative to traditional lighting technology because of LEDs' higher upfront cost. In addition, manufacturers of general lighting systems may have substantial investments and know-how related to their existing lighting technologies, such as traditional incandescent, fluorescent, halogen and high intensity discharge, or HID, lighting devices, and may perceive risks relating to the complexity, reliability, quality, usefulness and cost-effectiveness of LED products. Even if LED lighting continues to achieve performance improvements and cost reductions, limited customer awareness of the benefits of LEDs, lack of widely accepted standards governing LED lighting and customer unwillingness to adopt LEDs in favor of entrenched solutions could significantly limit the demand for LED products. Additional factors that may limit the adoption of LEDs for general lighting include, among others:

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  a significant reduction in or discontinuation of government regulations and economic incentives to promote the development of the LED industry or government regulations that discourage the use of some traditional lighting technologies;

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  changes in economic and market conditions that affect the viability of some traditional lighting technologies, for example declining energy prices that favor existing lighting technologies; and

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  capital expenditures for new and replacement lighting systems by end users of LED products, which may decline during economic downturns.

We operate in highly competitive markets that are characterized by rapid technological changes and declining average selling prices. Competitive pressures from existing and new companies may harm our business and operating results.

              Competition in the markets for LED products is intense, and we expect that competition will continue to increase. Increased competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses, and failure to increase, or the loss of, market share, any of which would likely seriously harm our business, operating results and financial condition.

              We compete with many LED chip manufacturers and, to a lesser extent, LED packaging manufacturers. With respect to our LED chips and LED components, we primarily compete with Citizen Electronics Co., Ltd., Cree, Inc., or Cree, Epistar Corporation, Everlight Electronics Co., Ltd., Nichia Corporation, Philips (Lumileds), Siemens (Osram) GmbH, or Siemens (Osram), Showa Denko K.K., or Showa Denko, and Toyoda Gosei Co., Ltd., or Toyoda Gosei. We have a number of competitors that compete directly with us and are much larger than us, including, among others, Cree, Epistar Corporation, Nichia Corporation, Philips (Lumileds), and Siemens (Osram). Several substantially larger companies, such as Philips (Lumileds), Siemens (Osram) and Toyoda Gosei,

compete against us with a relatively small segment of their overall business. In addition, several large and well-capitalized semiconductor companies, such as Micron Technology, Inc., Samsung Electronics Co., Ltd., Sharp Ltd. and Taiwan Semiconductor Manufacturing Co., have recently announced their plans to enter into the LED chip and lighting market. These potential competitors have extensive experience in developing semiconductor chips, which is similar to the manufacturing process for LED chips. We are also aware of a number of well-funded private companies that are developing competing products. We will also compete with numerous smaller companies entering the market, some of whom may receive significant government incentives and subsidies pursuant to government programs designed to encourage the use of LED lighting and to establish LED-sector companies. For example, Korea has programs to encourage the use of LED lighting and to establish LED-sector companies, which could result in new competitors.

              Our existing and potential competitors may have a number of significant advantages over us, including greater financial, technical, managerial, marketing, distribution and other resources, more long-standing and established relationships with our existing and potential customers, greater name recognition, larger customer bases and greater government incentives and support. In addition, some of our competitors have been in operation much longer than we have and therefore may have more long-standing and established relationships with our current and potential customers.

              We compete primarily on the basis of our products' performance, price, quality, and reliability and on our ability to customize products to meet customer needs. However, our competitors may be able to develop more competitive products, respond more quickly to new or emerging technologies, or bring new products to the market earlier. Any failure to respond to increased competition in a timely or cost-effective manner could have a material adverse effect on our business, financial condition and results of operations and prospects.

The market for LEDs has historically been, and we expect will continue to be, highly volatile, which could harm our business and result in significant fluctuations in the market price of our common stock.

              Fluctuations in supply and demand for LEDs pose serious risks to our prospects, business and results of operations. Our industry, akin to the semiconductor industry, is highly cyclical and characterized by rapid technological change, rapid product obsolescence, declining average selling prices and wide fluctuations in supply and demand. Our industry's cyclicality results from a complex set of factors, including, but not limited to:

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  fluctuations in demand for end-products that incorporate LED chips and LED components;

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  ongoing reductions in the number of LED chips and LED components required per application due to performance improvements; and

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  fluctuations in the unutilized manufacturing capacity available to produce LED chips and LED components.

              As market demand increases, if we are not able to increase our capacity or if we experience delays or unforeseen costs associated with increasing our capacity levels, we may not be able to achieve our financial targets. Alternatively, as market demand decreases or as market supply surpasses demand, we may not be able to reduce manufacturing expenses or overhead costs proportionately. We believe that many of our competitors are, like us, adding MOCVD reactors and related equipment to increase manufacturing capacity. We expect a significant number of MOCVD reactors and related equipment will come on line in the next 12 months and increase LED chip supply. If the expected increase in supply outpaces any increases in future market demand, or if demand decreases, the resulting oversupply could adversely impact our sales and cause us to reduce our prices, which would lower our margins and adversely impact our financial results.

We may be exposed to intellectual property infringement or misappropriation claims by third parties, which could adversely affect our financial condition and results of operations.

              Trademark, patent, copyright and other intellectual property rights are critical to our business and the business of our competitors. Our industry is characterized by frequent intellectual property litigation involving patents, trade secrets, copyrights, and mask designs among others. Competitors of ours and other third parties have in the past and will likely from time to time in the future allege that our products infringe on their intellectual property rights. For example, on October 14, 2010, Cree, our competitor and a major manufacturer of LED products, filed a complaint against us and Helios Crew, our wholly owned subsidiary, with the United States District Court for the District of Delaware, alleging that we and Helios Crew infringed on its patents in the United States and seeking injunctive relief, unspecified monetary damages, pre- and post-judgment interest and attorneys fees. We and Helios Crew filed an answer to the complaint on November 3, 2010. While we believe we have meritorious defenses and intend to contest this lawsuit vigorously, in the event that Cree is successful in obtaining some or all of the relief it seeks, we may be barred from importing or selling our products into the United States and may be subject to damages and penalties. In addition, companies, including Cree and our other primary competitors, have been for several years, and continue to be, devoting substantially greater resources than us in filing for and obtaining patents that potentially affect many aspects of our LED chips and LED components and our business. Any intellectual property claim against us, including any additional claims that may be asserted by Cree or others, could have a material adverse effect on our business, financial condition, reputation and competitive position regardless of the validity or outcome. We believe that, as our visibility within the LED market increases as a result of this offering, the risk that additional infringement claims, with or without merit, will be asserted against us will increase.

              Litigation to determine the validity and scope of any claim against us for infringement, mis-appropriation, mis-use or other violation of third-party intellectual property rights can be highly uncertain because of the complex scientific, legal and factual questions and analyses involved. Defending against any intellectual property infringement claims would likely result in costly litigation, diversion of the attention and efforts of our technical and management personnel and ultimately may lead to our not being able to manufacture, use or sell products found to be infringing. As a result of any such dispute, we may be required to develop non-infringing technology, pay substantial damages, enter into royalty or licensing agreements to use third-party technology, cease selling certain products, adjust our marketing and advertising activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us. If we are unable to obtain sufficient rights or develop non-infringing intellectual property or otherwise alter our business practices on a timely basis, our business and competitive position may be adversely affected.

              The intellectual property rights related to packaging LEDs with phosphors to make white light LED components are particularly complex and characterized by aggressive enforcement of those rights. Many of our competitors and other third parties hold patents or licenses or cross-licenses that relate to phosphors and the use of phosphors in LED packages to make white light LED components. We have sought to minimize the risk that one of our competitors or another third party will assert a claim related to our packaged LED components by marketing these products only in certain countries in which we believe enforcement of intellectual property rights has historically been more limited. We cannot assure you that our belief with respect to the enforcement of rights within those markets is accurate. In addition, if the products we sell in a particular country are subsequently shipped or resold to another country, the intellectual property laws of the country of final destination may also apply to our products. Further, we may be subject to claims if our packaging customers for our LED chips lack sufficient intellectual property rights with respect to their packaging process and related packaging materials. We cannot assure you that our competitors or others will not claim that our LED chips or our LED components infringe their intellectual property rights or that, if such claims are made, we will be able to successfully dispute such claims.

              In addition to the Cree complaint, we are currently subject to two additional lawsuits. In May 2010, Bluestone Innovations Texas LLC filed a complaint in the United States District Court for the Eastern District of Texas against Siemens (Osram), a major German lighting systems manufacturer, as well as other major players in the LED industry. The complaint also named SemiLEDs as a defendant. Bluestone alleged infringement of a U.S. patent and sought injunctive relief and monetary damages. In August 2010, Bluestone filed an amended complaint. Although we are no longer named as a defendant in the amended complaint, there can be no assurance that Bluestone will not name us as a defendant in any future complaints, or that we will be successful in our defense against any future infringement allegation brought by Bluestone. In addition, in August 2009, Gertrude F. Neumark Rothschild, a retired professor from the United States, filed a complaint with the Intellectual Property Court in Taiwan against us and seven other companies, asserting that the production process we use to manufacture our LED chips infringes her patent in Taiwan. In the complaint, Ms. Rothschild seeks monetary damages and an injunction against future infringement. She alleges that we and Mr. Trung T. Doan, our chief executive officer, are jointly and severally liable. On June 30, 2010, the complaint was dismissed by the court and on July 30, 2010, Ms. Rothschild appealed the decision. On October 28, 2010, a pleading was filed with the Intellectual Property Court in Taiwan by Ms. Rothschild's attorneys to withdraw her claim for an injunction against future infringement of her patent because such patent had expired on August 15, 2009. We believe the patent in suit is invalid, among other defenses that we have asserted. Ms. Rothschild continues to seek initial monetary damages of NT33.0 million ($1.0 million), although the ultimate amount of the damages if she were to prevail on appeal is unpredictable and has not yet been determined.

Intellectual property claims against our customers, including our distributor customers, could subject us to significant costs and materially damage our business and reputation.

              From time to time, third parties may assert infringement claims against our customers with respect to our customers' products that incorporate our technologies or products, and any unfavorable result could impair such customers' continued demand for our products. For example, Nichia Corporation, or Nichia, filed a lawsuit in Japan against a Japanese subsidiary of Seoul Semiconductor Co., Ltd., or Seoul Semiconductor, which is one of our customers, and another lawsuit in Korea against Seoul Semiconductor. In those two lawsuits, Nichia asserted that our LED chips infringed two patents in Japan and one in Korea. While we were not named as a defendant in either of those lawsuits, we intervened as independent or supplementary parties. Although the Japanese lawsuit was settled, it is still possible for Nichia to file a new lawsuit on the two patents originally at issue in the action in Japan. In addition, although the Korean district court found the patent at issue to be invalid, Nichia's subsequent appeal and Seoul Semiconductor's related invalidation action were both withdrawn after the parties entered into a cross-licensing agreement. As such, the invalidity finding by the district court was vacated.

              Furthermore, some of our distribution agreements require us to defend and indemnify our distributor customers in the event that they are sued by third parties for intellectual property infringement claims involving the sale or use of our products. There can be no assurance that we will be successful in defending these claims. Our indemnification obligations could increase the cost to us of an adverse ruling in any such action.

Our operating results may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our operating results for a particular period to fall below expectations, resulting in a severe decline in the price of our common stock.

              Our quarterly operating results are difficult to predict and may fluctuate significantly in the future. We have experienced seasonal and quarterly fluctuations in the past. However, given that we are an early-stage company operating in a rapidly growing industry, those fluctuations may be masked by our recent growth rates and as a result may not be readily apparent from our historical operating results. As such, our past quarterly operating results may not be good indicators of future performance.

              In addition to the other risks described in this "Risk Factors" section, the following factors could cause our operating results to fluctuate:

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  our ability to retain existing customers, attract new customers and successfully enter new geographic markets;

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  changes in supply and demand and other competitive market conditions, including pricing actions by our competitors and our customers' competitors;

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  timing of orders from and shipments to major customers and end-customers, including as part of LED project-based orders, and our ability to forecast demand and manage lead times for the manufacturing of our products; and

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  seasonal fluctuations in our customers' purchasing patterns.

For these or other reasons, the results of any prior quarterly or annual periods should not be relied upon as indications of our future performance, and our actual revenue and operating results in future quarters may fall short of the expectations of investors and financial analysts, which could have a severe adverse effect on the trading price of our common stock.

We may not be able to effectively expand production capacity or do so in a timely or cost-effective manner, which could prevent us from achieving increased sales, margins and market share.

              We plan to continue to expand production capacity at Taiwan SemiLEDs' manufacturing facilities. In addition, our strategy to capitalize on the potential growth of the LED market in China includes China SemiLEDs. China SemiLEDs is currently constructing manufacturing facilities in Foshan, China and is not yet operational. There are many events that could delay, prevent or impact our ability to increase our capacity in accordance with our plans, or otherwise increase our costs, including shortages or late delivery of building materials and facility equipment, delays in governmental approval, consents, licenses, permits and certifications, labor disputes, availability of space for further build-out or earthquakes or other natural disasters, among others.

              Any unanticipated delays in completion of planned expanded facilities at Taiwan SemiLEDs or China SemiLEDs or cost overruns may result in a loss of customers and will have a negative impact on our and China SemiLEDs' reputation.

              Upgrading or expanding existing facilities could also result in manufacturing problems that reduce our yields. For example, in the third fiscal quarter of 2009, we suffered a temporary decrease in our yields after we moved our manufacturing facilities in Taiwan to a new location to increase manufacturing capacity. Yields and utilization rates below our target levels could negatively impact our gross profit.

              Our plan to expand production capacity requires a significant amount of fixed cost as it will require us to add and purchase manufacturing lines, equipment and additional raw materials and other supplies. If we are not able to recoup these costs through increased sales and profits, our business, financial condition and results of operations could be materially and adversely affected.

We may have difficulty managing our future growth and the associated increased scale of our operations, which could materially and adversely affect our business and operating results.

              We have experienced a period of significant growth over the past few years and expect to continue to expand our business and operations. Since our inception in 2005, our revenues grew from $0.7 million for the year ended August 31, 2006 to $11.6 million for the year ended August 31, 2009 and $35.8 million for the year ended August 31, 2010. We intend to continue to expand our manufacturing capacity and operations in Taiwan. In addition, China SemiLEDs will have to complete the build-out of the manufacturing facilities, purchase equipment and hire technical and managerial personnel, install LED chip manufacturing lines, install financial and administrative equipment and software and commence operations and begin to market and sell products.

              Our future expansion plans, in particular those in China, may place a significant strain on our managerial, administrative, operational, technological and financial resources. In order to manage our growth, we must continue to hire, recruit and manage our workforce effectively as well as implement adequate controls and reporting systems and procedures in a timely manner. If we fail to manage our growth, we may encounter, among other things, delays in production and operational difficulties. Moreover, additional capital investments will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by offsetting expense reductions in the short term.

              In order to effectively support our growth and meet customer demand, we must also continue to:

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  maintain adequate manufacturing facilities and equipment;

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  secure and maintain sufficient and stable supplies of raw material;

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  continue to expand our research and development, sales and marketing, technological and distribution capabilities;

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  enhance the skills and capabilities of our key personnel and hire additional experienced senior level managers and technical personnel; and

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  attract and retain qualified employees.

              If we are unable to effectively manage our growth and the associated increased scale of our operations, our financial results, financial condition, business or prospects could be harmed significantly.

Sales of our products are concentrated in Asia, particularly in China and in Taiwan. Adverse developments in these markets could have a material and disproportionate impact on us.

              Our revenues are highly concentrated in markets in Asia, particularly in China and Taiwan. Revenues generated from sales of our LED chips and LED components to China (including Hong Kong) accounted for 23.2%, 47.2% and 34.7% of our revenues for the years ended August 31, 2008, 2009 and 2010, respectively, and revenues generated from sales of our LED chips and LED components to Taiwan accounted for 42.2%, 31.8% and 41.2% of our revenues for the years ended August 31, 2008, 2009 and 2010, respectively. As a result of our revenue concentration in these two markets, economic downturns, changes in governmental policies and increased competition in China or Taiwan could have a material and disproportionate impact on our revenues, operating results, business and prospects.

We may not succeed in cost-effectively producing LED chips using larger wafer sizes.

              We expect to have to continually develop new technologies that allow us to produce LED chips using larger wafer sizes. Larger wafer sizes enable us to improve our production capacity, which can reduce the per-unit costs of our products and allow us to compete more effectively against companies that already possess or are developing such technologies. We are currently producing chips based on 2.5" wafer sizes. Although we have plans to migrate to commercial production based on 4" wafers and to commence research and development or testing for the manufacture of 6" wafers in the next 12 months, we do not have any experience in the commercial production of LED chips using 4" or 6" wafers.

              Larger wafers are significantly more expensive to manufacture than smaller wafers and generally have physical attributes and properties that make it materially more difficult to process efficiently for the manufacture of LED chips with yield and consistency that may not justify the high cost of the wafer. While we have invested and will continue to invest in process technologies and know-how to manufacture LED chips using 4" wafers and we expect to commence research and development to manufacture chips using 6" wafers, no assurance can be given that we will be successful in doing so. Even if we develop the technology and know-how necessary to successfully manufacture LED chips using larger wafer sizes, there could be shortages of MOCVD reactors that are capable of producing LED chips on these larger wafer sizes. For example, there are currently very few suppliers that manufacture MOCVD reactors capable of producing LED chips on 4" or greater size wafers. Several of our competitors, such as Cree, Inc., Philips (Lumileds) and Siemens (Osram), have begun manufacturing LED chips based on 4" wafers. If we are unable to cost-effectively migrate to larger wafer sizes, or if these and other manufacturers succeed in developing cost-effective 4" and 6" wafer technology before we do, our financial condition, results of operations, competitiveness and prospects will be materially and adversely affected.

Variations in our production yields and limitations in the amount of process improvements we can implement could impact our ability to reduce costs and could cause our margins to decline and our operating results could suffer.

              Our products are manufactured using technologies that are highly complex. The number of saleable chips, or yield, from our production processes may fluctuate as a result of many factors, including but not limited to the following:

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  variability in our process repeatability and control;

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  contamination of the manufacturing environment;

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  equipment failure, variations in the manufacturing process, or power outages;

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  lack of consistency and adequate quality and quantity of components and raw materials;

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  losses from broken wafers, inventory damage or human errors;

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  defects in packaging either within our facilities or at our subcontractors; and

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  any transitions or changes in our production process, planned or unplanned.

              Introduction of new products and manufacturing processes are often characterized by lower yields in the initial commercialization stage. LED chip and component manufacturing is complicated and consists of many layers of complex materials that must interact with each other. In addition, when we introduce new products and processes we often use new chemical solutions and chemical compounds which we have less experience with. We must analyze how the various solutions, compounds and layers of materials interact with each other and perform as parts of the LED chip structure. It takes time for us to analyze the data from our initial manufacturing runs and optimize our processes, and over time we generally achieve higher yield rates as we gain more experience with the product or processes. In the past, we have experienced difficulties in achieving acceptable yields when introducing new products or new manufacturing processes, which has adversely affected our operating results. For example, during the second quarter of fiscal year 2010, we introduced a high-performance LED chip product using a different design with a larger chip size, which required us to modify certain aspects of our manufacturing process to achieve optimal sizing and alignment of various layers, which are critical steps in our manufacturing process. During the early stages of introducing this product, sub-optimal parameters employed in our manufacturing process caused us to experience yields lower than those of our mature products. Over time, we improved these parameters, such as the sizing and alignment of various layers, and were able to improve our yield on this high-performance product. We may experience similar problems in the future, and we cannot predict when they may occur or the severity of such difficulties and the impact on our business.

              In some instances, we may offer products for future delivery at prices based on planned yield improvements or increased cost efficiencies from other production advances. Failure to achieve these planned improvements or advances could significantly affect our margins and operating results.

If we are unable to implement our product innovation strategy effectively, our business and financial results could be materially and adversely affected.

              As part of our growth strategy, we plan to continue to be innovative in product design, to deliver new products and improve our manufacturing efficiencies. In particular, as the LED industry develops and technical specifications and market standards change, we must continue to innovate and develop competitive products that are accepted by the marketplace. Our existing or potential customers could develop, or acquire companies that develop, products or technologies that may render our products or technologies obsolete or noncompetitive. Our continued success depends on our ability to develop and introduce new, technologically advanced and lower cost products, such as more efficient, higher brightness LED chips. If we are unable to achieve technological breakthroughs, introduce new products that are commercially viable and meet rapidly evolving customer requirements, and keep pace with evolving technological standards and market development, we may experience reduced market share and our ability to compete may be adversely impacted. If we are unable to execute our product innovation strategy effectively, we may not be able to take advantage of market opportunities as they arise, execute our business plan or respond to competition.

We may not be successful in expanding our sales of LED components in certain markets, and some of our packaging customers may reduce orders if they perceive us as competing with them.

              We have recently expanded our sales of LED components and plan to continue to focus on increasing such sales in the future. As we continue to expand our LED components business, some of our packaging customers may perceive us as a competitor and may reduce or cease purchasing our LED chips. If such reduction in orders occurs faster than our growth in our LED components business or if future demand for these products does not grow, our business, financial condition and results of operations could be materially and adversely affected.

              In addition, we face challenges in further expanding our LED components business because it involves processes and technologies that are significantly different from our manufacturing processes for LED chips, which has been our core product to date. For example, although still in early stages of development, we are developing advanced level LED component manufacturing techniques, such as processes that allow us to manufacture wafer level packaging. However, we have not yet produced wafer level packaging commercially or in any significant volumes, and may not be able to do so. If we are not able to further develop our LED components business or if competitors create or adopt more advanced packaging technologies than ours, then our business, financial condition and results of operations could be materially and adversely affected.

              In addition, the intellectual property rights related to LED components are particularly complex and characterized by aggressive enforcement of those rights. To minimize the likelihood that one of our competitors or another third party will assert a claim related to our LED components, we have sought to market these products only in certain countries in which we believe enforcement of intellectual property rights has historically been more limited because we believe that, given our early stage of development, it is important for us to consciously manage our exposure to litigation. Any such litigation, whether with or without merit, could divert our management, financial and other resources away from our business and thereby have a negative impact on our continued development and growth. Consistent with this strategy, we currently limit sales of our LED components to distributors and end-customers in selected markets such as China, Taiwan, Russia and Malaysia. We do not currently sell our LED components in all countries that meet, what we believe to be, an acceptable litigation risk profile. We currently believe that countries such as Mexico, South Africa and Vietnam also meet our litigation risk profile for the sale of our LED components. However, we may not be able to identify additional countries that we find to be suitable markets for these products. We have considered the potential loss of revenues and income that we may suffer as a result of our strategy to sell only in certain select countries and have concluded that, on balance, the potential loss of such revenues and income is not outweighed by the potential litigation risks. Also, there can be no guarantee that, by selling our LED components into these countries, we have not exposed our intellectual property rights, including our patents, to infringement by others. With respect to any potential infringement of our patents and other intellectual property rights by others in countries where we currently sell our LED components, we have considered the potential loss of revenues and income that we may suffer associated with such sales and have made a business judgment that the benefits outweigh any potential loss. In addition, if the countries in which we currently sell our LED components increase their enforcement of intellectual property rights, the risk of litigation would materially increase and our ability to continue to sell our LED components in these markets may be materially and adversely affected. Sales of our LED components and our other products may also be limited in the event that they are subsequently shipped or otherwise resold in a country and a claim is brought against us or our customer pursuant to the intellectual property laws of the country of final destination.

We derive a substantial portion of our revenues from a limited number of customers and generally do not enter into long-term customer contracts. The loss of, or a significant reduction in purchases by, one or more of these customers could adversely affect our operating results and financial condition.

              We derive a significant portion of our revenues from a limited number of customers. For the years ended August 31, 2008, 2009 and 2010, our top ten customers represented 73.0%, 57.3% and 60.5% of our revenues, respectively. Some of our largest customers have changed from year to year primarily as a result of our limited operating history, rapid growth, broadening customer base, and the timing of discrete, large project-based purchases. For the year ended August 31, 2010, sales to our three largest customers, Shenzhen Noah OPT-ELE Co., Ltd., or Shenzhen Noah, VisEra Technologies Company Ltd., or VisEra, and Zhejiang Sheng Hui Lighting Co., Ltd., or Zhejiang Sheng Hui, accounted for 19.5%, 7.6% and 6.6%, respectively, of our total revenues. For the year ended August 31, 2009, sales to our three largest customers, Shenzhen Noah, High Power Technologies Co., Ltd., or High Power, and Foundation Technology Ltd., or Foundation, accounted for 32.2%, 5.6% and 3.4%, respectively, of our total revenues.

              The sales cycle from initial contact to confirmed orders with our customers is typically long and unpredictable. We typically enter into individual purchase orders with large customers, which can be altered, reduced or cancelled with little or no notice to us. We do not generally enter into long-term commitment contracts with our customers. As such, these customers may alter their purchasing behavior and reduce or cancel orders with little or no notice to us. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

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  reduction, delay or cancellation of orders from one or more of our major customers;

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  loss of one or more of our major customers and our failure to identify additional or replacement customers; and

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  failure of any of our major customers to make timely payment for our products.

We rely on certain key personnel. The loss of any of our key personnel, or our failure to attract, assimilate and retain other highly qualified personnel in the future, could harm our business.

              Our future success depends on the continued service and performance of our key personnel, including in particular Trung T. Doan, our chief executive officer, and Dr. Anh Chuong Tran, our chief operating officer. We do not maintain key man insurance on any of our officers or key employees.

              If any of Mr. Doan, Dr. Tran or others of our key personnel were unable or unwilling to continue in their present positions, we may not be able to replace them readily or on terms that are reasonable, if at all. As such, the loss of Mr. Doan, Dr. Tran or other key personnel, including other key members of our management team and certain of our key marketing, sales, product development or technology personnel, could significantly disrupt our operations and prevent the timely achievement of our development strategies and growth, which would likely have an adverse effect on our financial condition, operating results and prospects. Moreover, we may lose some of our customers if any of our officers or key employees were to join a competitor or form a competing company. The loss of the services of our senior management for any reason could adversely affect our business, operating results and financial condition.

              In addition, competition for experienced employees in our industry can be intense, and we may not be successful in recruiting, motivating or retaining sufficiently qualified personnel on terms that are reasonable, or at all. In particular, China SemiLEDs may face difficulties recruiting and retaining suitable employees in sufficient numbers and it may need to invest significant time and resources to train personnel to perform the necessary manufacturing, senior management and administrative functions.

The marketing and distribution efforts of our third-party distributors may not be effective, which could negatively affect our ability to expand our business outside of Taiwan and China and damage our brand reputation.

              We market and sell our products through third-party distributors in certain markets such as China, Japan and South Korea. For the years ended August 31, 2008, 2009 and 2010, 40.0%, 54.8% and 38.5% of our revenues were from sales to distributors. We rely on these distributors to service end-customers, and our failure to maintain strong working relationships with such distributors could have a material adverse impact on our operating results and revenues from such countries and damage our brand reputation.

              We do not control the activities of our distributors with respect to the marketing and sales of and customer service support for our products. Therefore, the reputation and performance of our distributors and the ability and willingness of our distributors to sell our products, uphold our brand reputation for quality, by providing, for example, high quality service and pre- and post-sales support, and their ability to expand their businesses and their sales channels are essential to the future growth of our business and has a direct and material impact on our sales and profitability in such jurisdictions. Also, as with our individual customers, we do not have long-term purchase commitments from our distributor customers, and they can therefore generally cancel, modify or reduce orders with little or no notice to us. As a result, any reductions or delays in, or cancellations of, orders from any of our distributors may have a negative impact on our sales and budgeting process.

              In addition, we have entered and may from time to time enter into exclusivity or other restrictions or arrangements of a similar nature as part of our agreements with our distributors. For example, we entered into a distribution agreement with Nanoteco Corp., or Nanoteco, in December 2006, pursuant to which we have appointed Nanoteco as the exclusive distributor of our LED chips to specified customers. The distribution agreement with Nanoteco was originally effective for a term of two years and, in accordance with the agreement, has been automatically extended every December for additional one year terms. The agreement may be terminated at either party's discretion with 60 days' prior written notice and may be terminated for cause immediately upon written notice. We also entered into a collaboration and distribution agreement with Intematix in April 2007, pursuant to which we have appointed Intematix as the exclusive distributor of our LED chips and related products to certain approved customers within China. The distribution agreement with Intematix was originally effective for a term of three years and, in accordance with the agreement, has been automatically extended every April for additional one year terms. The agreement may be terminated at either party's discretion with 60 days' prior written notice and may be terminated for cause immediately upon written notice. Such restrictions or arrangements may significantly hinder our ability to sell additional products, or enter into agreements with new or existing customers or distributors that plan to sell our products, in certain markets, which may have a material adverse effect on our business, financial condition and results of operations.

              Moreover, we may not be able to compete successfully against those of our competitors who have greater financial resources and are able to provide better incentives to distributors, which may result in reduced sales of our products or the loss of our distributors. The loss of any key distributor may force us to seek replacement distributors, and any resulting delay may be disruptive and costly.

We are highly dependent on our customers' ability to produce and sell products incorporating our LED products. If our customers are not successful, our operating results could be materially and adversely affected.

              Our customers incorporate our LED products into their products. As such, demand for our products is dependent on demand for our customers' end-products that incorporate our LED products and our customers' ability to sell these products. The general lighting market has only recently begun to develop and adopt standards for fixtures that incorporate LED devices. If the end-customers for our products are unable to manufacture fixtures that meet these standards, our customers' sales, and consequently our sales, will suffer.

              With respect to our LED chips, substantially all of our sales are to packagers or distributors, who in turn sell to packagers, a substantial portion of which is used in LED general lighting applications. Our packaging customers package our LED chips and sell the packaged product to distributors or end-customers such as lighting fixture manufacturers. Our distributors resell our LED chips either to packagers or to end-customers. General lighting applications typically require white lighting whereas we typically sell blue chips or chips with other non-white color characteristics. Therefore, our customers coat our LED chips with an appropriately colored phosphor that converts the LED light emission into the desired color. Sales of our LED chips are highly dependent upon our customers' ability to procure high quality phosphors, develop high quality and highly efficient white LED components and obtain the necessary intellectual property rights, such as the rights to use various phosphors. Even if our customers are able to develop competitive white LED components using our LED chips, there can be no assurance that our customers will be successful in the marketplace.

              With respect to the sale of our LED components, a majority of our sales are to distributors, who sell to end-customers, or directly to end-customers. Sales by end-customers of our products are generally dependent on their ability to develop high quality and highly efficient lighting products and require complex designs and processes, including thermal design, optical design and power conversion.

If our intellectual property, including our proprietary technologies and trade secrets, are not adequately protected to prevent mis-use or misappropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be materially and adversely affected.

              Our future success and competitive position depends in part on our ability to protect our intellectual property, including proprietary technologies and trade secrets. In particular, we have developed advanced capabilities and proprietary know-how in sapphire reclamation, gallium nitride, or GaN, epitaxial growth, copper alloy technology, nanoscale surface engineering and vertical LED structure technology that are critical to our business. We rely, and expect to continue to rely, on a combination of confidentiality and license agreements with our employees, licensees and third parties with whom we have relationships, and trademark, copyright, patent and trade secret protection laws, to protect our intellectual property, including our proprietary technologies and trade secrets.

              There can be no assurance that the steps we have taken or plan to take in the future are adequate to protect our intellectual property, including our proprietary technologies and trade secrets. We currently have 33 patents issued and 44 patents pending with the United States Patent and Trademark Office covering various aspects of our core technologies. We also have 43 patents issued and 77 patents pending before patent and trademark offices outside the United States. Of these 76 issued patents, 25 patents expire between the years 2016 and 2020, 42 patents expire between the years 2021 and 2025, and the remaining patents expire between the years 2026 and 2035. Fifty-eight of our issued patents are design patents and nine of our pending patents are design patents. We expect to continue to seek patent and trademark protection for our technologies and know-how. However, we will only be able to protect such technologies and know-how from unauthorized use by third parties to the extent that valid, protectable and enforceable rights cover them. We cannot be certain that our patent and trademark applications will lead to issued patents being issued and registered trademarks being granted in a timely manner, or at all. Even if we are successful in obtaining such rights, the intellectual property laws of other countries in which our products are sold or may in the future be sold may not protect our products and intellectual property rights to the same extent as the laws of the United States. For example, China currently is thought to afford less protection to intellectual property rights generally than some other jurisdictions. As such, the lack of strong patent and other intellectual property protection in China may significantly increase our vulnerability as regards unauthorized disclosure or use of our intellectual property and undermine our competitive position. The legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in LED-related industries are uncertain and still evolving, both in the United States and in other countries. Moreover, the contractual agreements that we enter into with employees, licensees and third parties to protect our intellectual property and proprietary rights afford only limited protection and may not be enforceable.

              We also expect that the more successful we are, the more likely it will be that competitors will try to develop or patent similar or superior technologies, products and services. In the event that our competitors or others are able to obtain knowledge of our know-how, trade secrets and technologies through independent development, our failure to protect such know-how, trade secrets and technologies and/or our other intellectual property and proprietary rights may undermine our competitive position. In addition, third parties may knowingly or unknowingly infringe our trademarks and other intellectual property rights, and litigation may be necessary to protect and enforce our intellectual property rights or determine the validity and scope of our proprietary rights. Any such litigation could be very costly and could divert management attention and resources away from our business, and the outcome of such litigation may not be in our favor. If the protection of our intellectual property, including our proprietary technologies and trade secrets, is inadequate to prevent use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our products and methods of operation. Any of these events may have a material adverse effect on our business, financial condition, reputation and competitive position.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

              To protect a substantial amount of our technologies, we have chosen to rely primarily on trade secrets law rather than seeking protection through patents. Trade secrets are inherently difficult to protect. In order to protect our intellectual property rights, including our proprietary technologies and trade secrets, we rely in part on security measures, as well as confidentiality agreements with our employees, licensees and other third parties. These measures and agreements may not effectively prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. While we believe we use reasonable efforts to protect our trade secrets, we could potentially lose future trade secret protection if any unintentional or willful disclosure by our directors, employees, consultants or contractors of such information occurs, including disclosure by employees during or after the termination of their employment with us, in particular if they were to join one of our competitors. Laws regarding trade secret rights in certain markets in which we operate may afford little or no protection. The loss of trade secret protection could make it easier for third parties to compete with our products by copying functionality. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our business, revenue, reputation and competitive position.

The reduction or elimination of government investment in LED lighting or the elimination of, or changes in, policies in certain countries that encourage the use of LEDs over some traditional lighting technologies could cause demand for our products to decline, which could materially and adversely affect our revenues, profits and margins.

              We believe the near-term growth of the LED market will be driven in part by government policies in certain countries that either directly promote the use of LEDs or discourage the use of some traditional lighting technologies. Examples of these policies include a regulation adopted by the European Union to phase out inefficient lighting technologies, such as incandescent bulbs and conventional halogen bulbs, from the EU market within three years starting in September 2009, the Energy Independence and Security Act of 2007 in the United States, which applies stringent constraints on the sale of incandescent lights beginning in 2012, the LED street lighting plan in China that calls for one million LED street lights to be installed in China before the end of 2011, and programs instituted by Korea to promote the use of LED-based lighting products and to help establish and promote LED companies. Today, the upfront cost of LED lighting exceeds the upfront cost for some traditional lighting technologies that provide similar lumen output in many applications. However, for environmental reasons, among others, some governments around the world have used policy initiatives to accelerate the development and adoption of LED lighting and other non-traditional lighting technologies that are seen as more environmentally-friendly compared to some traditional lighting technologies. Reductions in, or eliminations of, government investment and favorable energy policies could result in decreased demand for our products and decrease our revenues, profits, margins and prospects.

If we fail to implement proper and effective internal controls over financial reporting, our ability to produce accurate and timely financial reports could be impaired and our stock price could decline.

              Prior to this offering, we have been a private company and have not filed reports with the SEC. We will become subject to the public reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, upon the completion of this offering and must enhance our internal control environment to align our procedures with those expected of a public company. As a public reporting company listed on The NASDAQ Global Select Market, we will be required, among other things, to maintain a system of effective internal control over financial reporting.

              Effective internal controls are necessary for us to produce reliable financial reports on a timely basis. As a public company, we will be required to evaluate periodically the effectiveness of the design and operation of our internal controls over financial reporting. These evaluations may result in the conclusion that enhancements, modifications or changes to our internal controls are necessary or desirable. Although we have begun recruiting additional finance and accounting personnel, we will need to hire additional personnel or outsource this function to meet these requirements. Our ability to hire and retain personnel with expertise in generally accepted accounting principles in the United States, or US GAAP, in Taiwan may affect our ability to meet these requirements. We have not yet begun the process of evaluating or documenting our internal control over financial reporting processes and systems. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a management report that assesses the effectiveness of our internal control over financial reporting in our annual report on Form 10-K beginning with our annual report for the fiscal year ending August 31, 2012. In addition, our independent registered public accounting firm may be required to attest to and report on the effectiveness of our internal control over financial reporting. Our initiatives ultimately may not result in an effective internal control environment.

              If we fail to implement and maintain an effective system of internal control over financial reporting we may be unable to produce timely, reliable financial reports. Similarly, if management or our independent registered public accounting firm were to discover material weaknesses in our internal controls it could result in loss of investor confidence and a decline in our stock price.

Our gross margins could fluctuate as a result of changes in our product mix and other factors, which may adversely impact our operating results.

              We anticipate that our gross margins will fluctuate from period to period as a result of the mix of products that we sell in any given period. If our sales mix shifts to a greater percentage of LED components, our average selling prices could be higher. However, LED components generally have lower margins than our LED chips, and therefore our overall gross margin levels would be adversely impacted.

              Increased competition and the adoption of alternatives to our products, more complex engineering requirements, lower demand, over-capacity in the market and other factors may also lead to price erosion and, as a result, lower product margins and lower revenues. For example, some of our competitors have in the past reduced their average selling prices, and the resulting competitive pricing pressures have caused us to similarly reduce our prices, accelerating the decline in the gross margin of our products. We anticipate our competitors will continue to implement such competitive strategies from time to time in the future.

We may undertake joint ventures, investments, acquisitions and other strategic alliances and such undertakings, as well as our existing joint ventures, may be unsuccessful and may have an adverse effect on our business.

              We have grown our business in part through strategic alliances and acquisitions. For example, we formed China SemiLEDs in January 2010 to focus on the growing market in China and we acquired SBDI in April 2010 to process LED chips into LED components. We may in future continue to grow our operations in part by entering into joint ventures, undertaking acquisitions or establishing other strategic alliances with third parties in the LED and LED-related industries. These activities involve challenges and risks in negotiation, execution, valuation and integration, and closing of the transactions could be delayed or prevented by regulatory approval requirements, including antitrust review, or other conditions.

              Our existing joint ventures and acquisitions and any future agreements that we may enter into also could expose us to new operational, regulatory, market, litigation and geographical risks as well as risks associated with significant capital requirements, the diversion of management and financial resources, sharing of proprietary information, loss of control over day-to-day operations, non-performance by a counterparty and potential competition and conflicts of interest. In addition, we may not be successful in finding suitable targets on terms that are favorable to us, or at all. Even if successfully negotiated and closed, expected synergies from a joint venture, acquisition or other strategic alliance may not materialize or may not advance our business strategy, may fall short of expected return-on-investment targets or may not prove successful or effective for our business.

              We may need to raise additional debt funding or sell additional equity securities to enter into such joint ventures or make such acquisitions. However, we may not be able to obtain such debt funding or sell equity securities on terms that are favorable to us, or at all. The raising of additional debt funding by us, if required and available, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations. The sale of additional equity securities, if required and available, could result in dilution to our stockholders.

Any undetected defects in our products may harm our sales and reputation and adversely affect our manufacturing yields.

              The manufacture of LED chips is highly complex, requiring precise processes in a highly controlled and sterile environment using specialized equipment. We manufacture our LED products to meet customer requirements with respect to quality, performance and reliability. Although we utilize quality control procedures at each stage of our manufacturing process, our products may still contain defects that are undetected until after they are shipped or inspected by our customers. Unsatisfactory performance of or defects in our products may cause us to incur additional expenses, including costs in relation to product warranties, cancellation and rescheduling of orders and shipments, and product returns or recalls. Failure to detect and rectify defects in our products before delivery could subject us to product liability claims and harm our credibility and market reputation, which could materially adversely affect our business and results of operations.

              In addition, we do not currently have fully automated manufacturing processes, which could potentially introduce contaminants to the production processes through human error. Defects or other difficulties in the manufacturing process can prevent us from achieving maximum capacity utilization, which is the actual number of wafers that we are able to produce in relation to our capacity, and acceptable yields of quality LED chips from those wafers.

We rely on a limited number of key suppliers for certain key raw materials and equipment. The loss of key suppliers may have a material adverse effect on our business.

              There are a limited number of companies which supply certain of the specialized raw materials that are important to the manufacture of our products as well as a very limited number of manufacturers of equipment that are critical to our operations. We generally enter into spot purchase orders with our suppliers and do not have long-term or guaranteed supply arrangements with any of them. We purchase sapphire products, the key wafer material used in the manufacture of our LEDs from a limited number of suppliers. A major shortage of sapphire wafers would impair our ability to meet our production needs resulting in increased costs.

              We also purchase gases, photo chemicals and other materials from various suppliers on the spot market. For example, there are currently supply constraints in the market for Trimethylgallium and other Organo-metallic material, which is used for MOCVD growth of GaN, Aluminium Gallium Nitride, or AlGaN, and Indium Gallium Nitride, or InGaN, layers on sapphire. Although those constraints have not yet had a impact on our ability to procure supply, continued supply constraints could have a negative impact on us if supply does not increase over the next year. Additionally, we use metals such as copper alloy and other commodities in our manufacturing process. The price volatility of such materials may make our procurement planning challenging. If the prices of materials increase it may adversely affect our operating margins. Although these materials are generally available and are not considered to be specialty chemicals, our inability to procure such materials in volumes and at commercially reasonable prices could result in a material adverse effect on our business, financial condition and results of operations.

              Furthermore, the global LED chip manufacturing industry currently relies on only a few manufacturers of MOCVD reactors. Because the MOCVD reactor is the key equipment used to produce LED chips, a significant increase in demand for production capacity could place significant pressure on these equipment manufacturers. These equipment manufacturers may not be able to timely meet such demand. In addition, there are varying lead times of up to six months or more for MOCVD reactors. In the event that we are unable to procure sufficient equipment for our planned capacity expansions, planned migration to larger wafer sizes and, in particular, for China SemiLEDs' new 4" manufacturing facility, our business, financial condition and results of operations would be materially adversely affected.

              If any of our key raw material and equipment suppliers fails to meet our needs on time or at all, we may not be able to procure replacement supplies from other sources on a timely basis or on commercially reasonable terms and our production may be delayed or interrupted, which could impair our ability to meet our customers' needs and damage our customer relationships.

Unfavorable economic or global market conditions are likely to continue to have a negative impact on our business, financial condition and results of operations.

              The recent economic downturn in the United States and international markets has led to slower economic activity, concerns about inflation and energy costs, decreased business and consumer confidence, reduced corporate profits and capital spending, adverse business conditions and diminished liquidity and credit availability in many financial markets. In addition, the global economic recession has led to reduced spending in our target markets and made it difficult for our customers and us to accurately forecast and plan future business activities. Continued weak economic conditions and further adverse trends in general economic conditions, consumer confidence, employment levels, business conditions, interest rates, availability of credit, inflation and taxation have in the past and may again in the future cause consumer spending to decline further, reduce demand for and prices of our products and our customers' products, affect the prices and availability of raw materials, and limit our ability to obtain financing for our operations. Furthermore, our customers may be unable to access capital efficiently, or at all, which could adversely affect our financial condition by resulting in product delays, increased defaults in accounts receivables and increased inventory exposures. Any unfavorable economic or market conditions could have a material adverse effect on our business, financial condition and results of operations.

Our operations depend on an adequate and timely supply of electricity and water.

              We consume a significant amount of electricity and water in our manufacturing process. We may experience future disruptions or shortages in our electricity or water supply, which could result in a drop in or loss of throughput and product yield or even the loss of an entire production run, depending on the duration of disruption or shortage. Although we maintain generators and other backup sources of electricity, these replacement sources are only capable of providing effective backup supplies for limited periods of time. We do not currently have any alternative sources of water nor do we retain backup tanks. We cannot assure you that we will not experience disruptions or shortages in our electricity or water supply or that there will be sufficient electricity and water available to us to meet our future requirements. Any material disruption could significantly impact our normal business operations, cause us to incur additional costs and adversely affect our financial condition and results of operations.

Our operations involve the use of hazardous materials and we must comply with environmental laws, which can result in significant costs, and may affect our business and operating results.

              Our research and development and manufacturing activities involve the use of hazardous materials, including acids, adhesives and other industrial chemicals. As a result, we are subject to a variety of environmental, health and safety laws and regulations governing the use, storage, handling, transportation, emission, discharge, exposure to, and disposal of such hazardous materials. Compliance with applicable environmental laws and regulations in each of the jurisdictions in which we operate can be costly, and there can be no assurance that violations of these laws will not occur in the future as a result of human error, accident, equipment failure, or other causes. Liability under environmental and health and safety laws can be joint and several, and without regard to fault or negligence. The failure to comply with past, present, or future laws could subject us to increased costs and significant fines and penalties, damages, legal liabilities, suspension of production or operations, alteration of our manufacturing facilities or processes, curtailment of our sales and adverse publicity. Any of these events could harm our business and financial condition. In addition, China SemiLEDs is required to obtain the relevant approvals from PRC environmental protection authorities prior to commencing commercial operations at its manufacturing facility, and there can be no assurance that it will be able to obtain such approvals in a timely manner, or at all.

              Furthermore, environmental protection and workplace safety regulations may become more stringent in the future, and although we cannot predict the ultimate impact of any such new laws, they may impose greater compliance costs or result in increased risks or penalties, which could harm our business. Existing and future environmental laws and regulations could also require us to acquire pollution abatement or remediation equipment, modify our product designs or incur other expenses associated with such laws and regulations. As our industry continues to evolve, we may be required to evaluate and use new materials in our manufacturing process that may be subject to regulation under existing or future environmental laws and regulations, and our use of such new materials may be restricted. Any such restriction could require us to alter our manufacturing processes or increase our expenses. If we fail to comply with current and future environmental laws and regulations, whether intentional or inadvertent, we may be required to pay fines and other liabilities to the government or third parties, suspend production or even cease operation.

We have operations and sales in various jurisdictions globally, which may subject us to increasingly complex taxation laws and regulations.

              As a multinational organization with operations and sales in various jurisdictions, we may be subject to taxation in such jurisdictions. The various tax laws and regulations are becoming increasingly complex, with the interpretation and application of such laws and regulations becoming more challenging and uncertain. We may be subject to additional taxes, fines and penalties to the extent we are not correct in our interpretation and the amount of taxes we declare and pay. In addition, given the global economic slowdown and continued recession as well as high government debt levels of many countries, there is an increasing likelihood that the amount of taxes we pay in these jurisdictions could increase substantially. Any such events would have a material impact on our reputation, financial condition and results of our operations.

Taxing authorities could reallocate our taxable income among our subsidiaries, which could increase our consolidated tax liability.

              We conduct operations world-wide through subsidiaries in various tax jurisdictions pursuant to transfer pricing arrangements between our subsidiaries. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms' length and that contemporaneous documentation is maintained to support the transfer prices. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arms' length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which would result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it would increase our consolidated tax liability, which could adversely affect our financial condition, results of operations and cash flows.

Proposed and enacted U.S. federal income tax legislation could negatively impact our effective tax rate.

              Recent changes to U.S. tax law as well as other proposed tax legislation that could be enacted in the future could substantially impact the tax treatment of our non-U.S. earnings. These proposed and enacted changes include limitations on the ability to claim and utilize foreign tax credits and deferral of interest expense deductions until non-U.S. earnings are repatriated to the United States.

Such legislation could negatively impact the amount of taxes payable in the United States and our effective tax rate and adversely affect our results of operations.

Risks Related to Our Investment in China SemiLEDs

We may not be successful in executing our China strategy through China SemiLEDs.

              Given the significance of the China market as part of our business strategy, our net income growth and overall growth prospects are significantly dependent on the success of China SemiLEDs. We established China SemiLEDs in January 2010. It is still in an early development stage, has not commenced operations, and we expect its manufacturing facilities will not be operational until after January 2011. China SemiLEDs is the first operating entity we have established in China and we have not had prior experience in establishing, constructing and managing design, manufacture and sales operations of the scale that is contemplated at China SemiLEDs. China SemiLEDs may not be able to complete construction of its manufacturing facilities on a timely basis, or at all, or within projected budgets.

              In addition, China SemiLEDs must hire significant numbers of additional technical, engineering and operational staff, install new equipment and begin operations in accordance with current budget and plans and must establish a new sales force and distribution network for its products. Our management and other key personnel will also have to devote significant managerial time and resources to help grow China SemiLEDs' business, which could result in the diversion of our management resources away from our current business operations and customers. A majority of the members of the board of directors of China SemiLEDs are our employees, including our chief executive officer Trung T. Doan and our chief operating officer Dr. Anh Chuong Tran. Mr. Doan and Dr. Tran serve as chairman and vice-chairman, respectively, of the board of China SemiLEDs.

              Although we are not legally obligated to further fund China SemiLEDs, we may need to provide it with additional funding to meet our and its goals, in particular if the government subsidies and incentives that it currently receives were to be eliminated or reduced. China SemiLEDs must be profitable for us to recoup the cost of our investment and realize financial benefits from this joint venture. However, we cannot assure you that our investment will be profitable or that China SemiLEDs will be successful as it could fail for a number of reasons, some of which are beyond our control.

We do not own a majority of the shares of China SemiLEDs and if there are significant disagreements with the other shareholders of China SemiLEDs, our financial condition, results of operations, business and prospects may be materially and adversely affected.

              Pursuant to the articles of association of China SemiLEDs, we have the right to nominate a majority of its board of directors. However, we only own 49% of the shares of the joint venture, and if all of the other shareholders of China SemiLEDs vote unanimously on a matter such shareholders would effectively control China SemiLEDs with respect to any matters that require stockholder approval by a simple majority. Although special resolutions, which require the approval of stockholders representing at least two-thirds of the shares of China SemiLEDs, are necessary for certain corporate actions, including any increase or reduction in the registered capital, any merger, separation, dissolution or change of the form of China SemiLEDs or any amendments to its articles of association, we cannot assure you that disputes will not arise with respect to the interpretation and application of the provision requiring special resolutions or that the other shareholders of China SemiLEDs will not exercise their voting rights to the detriment of our interests in other matters.

              Our right to nominate a majority of the board terminates if China SemiLEDs is listed on a stock exchange. In addition, the number of directors we can nominate declines as the percentage of the outstanding shares of China SemiLEDs that we hold declines below 41%. If our percentage ownership is diluted because China SemiLEDs issues additional common stock for any reason, including to raise capital or effect acquisitions, or if China SemiLEDs conducts a public offering and lists its common stock on a stock exchange, our ability to control or influence board decisions or the operation of the business could be substantially diminished or eliminated. Furthermore, under its articles of association, if a director has a connected relationship with any enterprise that is the subject of a resolution at a board meeting, such director may not vote on the matter, either directly or by proxy. As such, in the event that any matters involving us or our relationship with China SemiLEDs are brought before the board of directors of China SemiLEDs, our directors would be required to recuse themselves and such board decisions would be made by the remaining directors that are not affiliated with us.

              Although we and the other non-selling stockholders have a right of first refusal with respect to the sale by any of the other shareholders of their interests in China SemiLEDs, if we do not exercise such rights, or are unable to do so, new stockholders will become our partners in the joint venture. These new partners may have different interests, objectives and strategic plans that conflict with ours or those of the other shareholders in China SemiLEDs. In addition, no assurance can be given that such new stockholders may not be one of our competitors in China or elsewhere, which could lead to significant conflicts, including the disclosure of proprietary information and lead to contested stockholder votes and attempts by such stockholder to influence China SemiLEDs to take actions that are not favorable to us.

              Any disputes between us and the other shareholders of China SemiLEDs may lead to adverse consequences for the growth prospects of China SemiLEDs and its and our ability to further access and penetrate the China market and also may result in litigation.

China SemiLEDs may compete with us for sales in China.

              For the years ended August 31, 2009 and 2010, 47.2% and 34.7%, respectively, of our revenues were generated from sales to customers in China (including Hong Kong). Under various intellectual property agreements between us and China SemiLEDs, we have transferred patents and granted licenses with respect to certain of our patents to China SemiLEDs so that it can manufacture and sell LED chips in China. As such, both China SemiLEDs and Taiwan SemiLEDs will sell substantially the same LED chips in China.

              We cannot assure you that China SemiLEDs and Taiwan SemiLEDs will not ultimately compete for the same pool of existing or new customers, in particular if demand for LED products decreases or does not increase. We do not consolidate the financial results of China SemiLEDs in our consolidated financial statements but instead record 49% of the net income or loss from China SemiLEDs in our income statement under income (loss) from unconsolidated entities. If China SemiLEDs makes significant sales to customers in China that would have otherwise been made by Taiwan SemiLEDs our revenues could be materially and adversely affected, and if the amount we record under income (loss) from unconsolidated entities for those sales does not compensate for the impact of the loss of the sale by Taiwan SemiLEDs, then our results of operations would be materially and adversely affected.

              Because China SemiLEDs is not yet operational, we do not yet know the nature or extent of any potential head-to-head sales competition between us and China SemiLEDs nor have we determined how we and China SemiLEDs will determine whether the sale should be made by us or it. We have not yet established a method for resolving conflicts and there are no objective criteria in place to evaluate conflicts. In addition, we have not yet determined the nature or extent of any potential conflicts of interest in terms of allocating customers between China SemiLEDs and us or how any conflicts may be resolved relating to Mr. Doan and Dr. Tran serving as both our officers and directors and also the chairman and vice-chairman, respectively, of China SemiLEDs, or by whom such conflicts will be resolved. They may face circumstances where a business opportunity is available to both China SemiLEDs and us. In such a scenario, they may need to decide the extent, if any, either company retains such opportunity. If the sales competition or conflicts are frequent or severe, we may be unable to resolve them in a timely or satisfactory manner. For example, if there is competition for or conflict regarding business opportunities, we could be harmed in many ways, including if the sales competition or conflict results in:

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  neither China SemiLEDs nor us obtaining the business opportunity;

  •
  China SemiLEDs obtaining the opportunity instead of us;

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  confusion in the market because we are unable to manage the conflict and distinguish each entity;

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  damage to our relationship with the officers, directors and other shareholders of China SemiLEDs or us;

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  our officers no longer serving as directors of China SemiLEDs or as our officers or directors; or

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  legal action or the threat of the same against us, China SemiLEDs or our respective officers, directors or stockholders.

We cannot assure you that we will not have significant disputes concerning the scope of our intellectual property agreements with China SemiLEDs, and the non-compete provisions between us and China SemiLEDs may constrain our ability to grow in China, both of which could have a material and adverse effect on our business, prospects, financial condition and results of operations.

              We have entered into various patent assignment and cross-license agreements with China SemiLEDs, pursuant to which we agreed to assign certain patents to China SemiLEDs and grant royalty-free, exclusive and non-transferable licenses with respect to certain other patents to China SemiLEDs for use in manufacturing LED chips in China. In return, China SemiLEDs agreed to grant us a royalty-free, transferable and exclusive license to use the assigned patents globally except in manufacturing LED wafers and chips in China. Pursuant to the cross-license agreements all future patents acquired by China SemiLEDs will be licensed to us for use in manufacturing or selling LED products globally. Under a trademark cross-license agreement, we agreed to grant China SemiLEDs a royalty-free, exclusive license to use our "SemiLEDs" trademark within China, subject to certain conditions.

              We have also agreed to certain non-compete provisions in favor of China SemiLEDs. In particular, we cannot invest in any other company that is engaged in the production of LED wafers or chips in China. We also cannot engage in the production of LED wafers or chips directly or indirectly, in the form of original equipment manufacturing or outsourcing, in China. Finally, we cannot allow any third party to which we transfer or license our technologies to apply such technologies in the production of LED wafers or chips in China.

              We cannot assure you that we will not have disputes with the other shareholders of China SemiLEDs regarding the scope of the intellectual property rights licensed, our rights under the cross-licensing agreements or the scope of the non-compete provisions. In addition, if China SemiLEDs is not successful, these non-compete provisions and the limitations in the intellectual property cross-licensing agreements could prohibit us from entering into other strategic joint ventures and relationships in China and from entering certain markets in China, which could have a material and adverse effect on our business, prospects, financial condition and results of operations.

If China SemiLEDs' management takes actions that are detrimental to us, our financial condition, results of operations, business and prospects may be materially and adversely affected.

              The day-to-day management of China SemiLEDs will be conducted by its general manager, deputy general manager and other senior personnel. Although the board of directors appoints and may dismiss the general manager and the general manager must implement board resolutions and report to the board, the general manager of China SemiLEDs and other members of its management will have significant operational control over China SemiLEDs. While we intend to actively monitor and, to the extent possible, direct the operations of China SemiLEDs through our five board members, we cannot assure you that the management of China SemiLEDs will not take actions that are detrimental to our interests.

Any significant reduction in the scope or discontinuation of government incentives or subsidies offered to China SemiLEDs may harm our and its financial condition.

              Certain local and provincial governments of the PRC have offered China SemiLEDs support in the form of incentives, including subsidies with respect to the construction of manufacturing facilities, interest rates on loans and equipment purchases, and research and development grants. For the year ended August 31, 2010, China SemiLEDs received government subsidies for construction and equipment purchases of approximately $12.9 million. There can be no assurance that such local and provincial governments will not significantly reduce or even eliminate some or all of these government incentives or subsidies. In addition, such incentives and subsidies, which were approved and provided by local and provincial government authorities, may be in contravention of PRC national written rules and regulations and therefore, such incentives and subsidies may be challenged by the PRC national government.

Risks Relating to Our Holding Company Structure

Our ability to receive dividends and other payments from Taiwan SemiLEDs and China SemiLEDs may be restricted by commercial, statutory and legal restrictions, which may materially and adversely affect our ability to grow, fund investments, make acquisitions, pay dividends and otherwise fund and conduct our business.

              We are a holding company. Our two material assets are our ownership interest in Taiwan SemiLEDs and our joint venture interest in China SemiLEDs. We also have other joint ventures in the early stages of business development.

              Dividends and interest on intercompany loans we receive from our subsidiaries in Taiwan, if any, will be subject to withholding tax under Taiwan law. The ability of our subsidiaries in Taiwan to pay dividends, repay intercompany loans from us or make other distributions to us is restricted by, among other things, the availability of funds, the terms of various credit arrangements entered into by our subsidiaries, as well as statutory and other legal restrictions, including the Taiwan government's right to revoke repatriation of profits within a specified period subject to certain violations. In addition, although there are currently no foreign exchange control regulations that restrict the ability of our subsidiaries located in Taiwan to distribute dividends to us, we cannot assure you that the relevant regulations will not be changed and that the ability of our subsidiaries to distribute dividends to us will not be restricted in the future. A Taiwan company is generally not permitted to distribute dividends or to make any other distributions to stockholders for any year in which it did not have either earnings or retained earnings (excluding reserves). In addition, before distributing a dividend to stockholders following the end of a fiscal year, the company must recover any past losses, pay all outstanding taxes and set aside 10% of its annual net income (less prior years' losses and outstanding taxes) as a legal reserve until the accumulated legal reserve equals its paid-in capital, and may set aside a special reserve.

              Upon commencement of commercial production at China SemiLEDs, a substantial portion of our business in China will be conducted through China SemiLEDs. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. PRC subsidiaries are generally required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of their respective registered capital, which is approximately RMB102.4 million for China SemiLEDs. Statutory reserves are not distributable as loans, advances or cash dividends. As China SemiLEDs is in early stages of development we expect that it will have accumulated deficits for the near term.

              In addition, any dividends paid by China SemiLEDs requires the approval of the affirmative vote of the stockholders of China SemiLEDs, which may not be given. The remittance of such dividends outside of China must comply with the procedures required by the relevant PRC laws relating to foreign exchange (after deduction of the necessary reserve fund and entreprise income tax at the rate of 25%). Under the Enterprise Income Tax Law of the PRC, or the EIT Law and its implementation regulations, both of which became effective on January 1, 2008, we will be subject to a withholding tax rate of 10% for any dividends paid by China SemiLEDs to us if we are deemed a non-PRC tax resident.

Our ability to make further investments in Taiwan SemiLEDs may be dependent on regulatory approvals in Taiwan and, with respect to China SemiLEDs, regulatory approvals in China.

              Taiwan SemiLEDs depends on us and China SemiLEDs depends on us and its other stockholders to meet their equity financing requirements. Any capital contribution by us to Taiwan SemiLEDs requires the approval of the relevant Taiwan authorities such as the Hsinchu Science Park Administration. We may not be able to obtain any such approval in the future in a timely manner, or at all. Any loans or capital contributions to PRC subsidiaries including China SemiLEDs, are subject to PRC regulations in connection with foreign investment and foreign exchange administration. For example, loans by us to China SemiLEDs to fund its activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange in China, or SAFE, or its local branch, and additional capital contributions would be subject to government approvals.

              We cannot assure you that we will be able to complete these government registrations or obtain the government approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries or any of their respective subsidiaries. If we fail to complete these registrations or obtain the approvals, our ability to use the proceeds we receive from this offering and to capitalize Taiwan SemiLEDs and China SemiLEDs may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Your rights may be limited as we conduct a substantial portion of our operations in Taiwan and in China, and a substantial portion of our assets and a majority of our directors and officers reside outside the United States.

              Although we are incorporated in Delaware, substantially all of our operations are conducted in Taiwan through Taiwan SemiLEDs and in China through China SemiLEDs. As such, substantially all of our assets are located in Taiwan or the PRC. In addition, substantially all of our directors and officers reside outside the United States, and a substantial portion of the assets of those persons are located outside of the United States. Therefore, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under applicable securities laws or otherwise. Even if you are successful in bringing an action, the laws of Taiwan and China may render you unable to enforce a United States judgment against our assets or the assets of our directors and officers.

              For judgments obtained in courts outside of Taiwan to be recognized and enforceable in Taiwan without review of the merits, the Taiwan court in which the enforcement is sought must be satisfied that: the foreign court rendering such judgment has jurisdiction over the subject matter in accordance with the Taiwan law; the judgment and the court procedure resulting in the judgment are not contrary to the public order or good morals of Taiwan; the judgment is a final judgment for which the period for appeal has expired or from which no appeal can be taken; if the judgment was rendered by default by the foreign court, the defendant was duly served in the jurisdiction of such court within a reasonable period of time in accordance with the laws and regulations of such jurisdiction, or process was served on the defendant with the Taiwan judicial assistance; and judgment of Taiwan courts is recognized and enforceable in the foreign court rendering the judgment on a reciprocal basis.

              The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments, which do not otherwise violate basic legal principles, state sovereignty, safety or social public interest of the PRC, in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions. As there currently exists no treaty or other form of reciprocity between the PRC and the United States governing the recognition of judgments, including those predicated upon the liability provisions of the U.S. federal securities laws, there is uncertainty whether and on what basis a PRC court would recognize and enforce judgments rendered by U.S. courts.

Political, Geographical and Economic Risks

Due to the location of our operations in Taiwan and the location of the operations of China SemiLEDs, we are vulnerable to natural disasters and other events, which may seriously disrupt our operations.

              Most of our operations, and the operations of many of our LED manufacturing service providers, suppliers and customers are located in Taiwan and the PRC. For the years ended August 31, 2009 and 2010, 31.8% and 41.2%, respectively, of our revenues were derived from customers located in Taiwan and 47.2% and 34.7%, respectively, of our revenues were derived from customers located in China (including Hong Kong). Our operations and the operations of our customers and suppliers are vulnerable to earthquakes, floods, droughts, typhoons, fires, power losses and other major catastrophic events, including the outbreak, or threatened outbreak, of any widespread communicable diseases. Disruption of operations due to any of these events may require us to evacuate personnel or suspend operations, which could reduce our productivity. Such disasters may also damage our facilities and equipment and cause us to incur additional costs to repair our facilities or procure new equipment, or result in personal injuries or fatalities or result in the termination of our leases and land use agreements. Any resulting delays in shipments of our products could also cause our customers to obtain products from other sources. Although we maintain property and business interruption insurance for such risks, there is no guarantee that future damages or business losses from earthquakes and other events will be covered by such insurance, that we will be able to collect from our insurance carriers, should we choose to claim under our insurance policies, or that such coverage will be sufficient. In addition, natural disasters, such as earthquakes, floods and typhoons, may also disrupt or seriously affect the operations of our customers and suppliers, resulting in reduced orders or shipments or the inability to perform contractual obligations. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

Our operations in China expose us to certain inherent legal and other risks that could adversely affect our business.

              As a Delaware corporation, we are subject to laws and regulations applicable to foreign companies operating in China in general and specifically to the laws and regulations applicable to foreign-invested joint stock companies. The PRC legal system is a civil law system based on written statutes. Unlike common law systems, prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investments in China. The PRC legal system continues to rapidly evolve and the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. For example, China SemiLEDs must obtain relevant permits (including land use permits), licenses and approvals necessary for the completion of its factory, to purchase equipment and to commence operations and sales. Although we believe that China SemiLEDs has obtained or will obtain such permits, licenses and approvals, no assurance can be given that it will be able to do so or that if obtained that such permits, licenses or approvals will be adequate or that they will not be revoked or cancelled in the future. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances, impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we have either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we have. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers.

              Because the legal and regulatory environment in China is subject to inherent uncertainties, the enforcement of our rights as a foreign company investing in China may be difficult. For example, our intellectual property may be afforded less protection in China than in some other countries. By entering the market in China in general and in particular by establishing manufacturing operations in China through China SemiLEDs, our vulnerability towards unauthorized disclosure or use of our intellectual property may be significantly increased.

              Future litigation could result in substantial costs and diversion of our management's attention and resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. Given the relative unpredictability of China's legal system and potential difficulties enforcing a court judgment in China, we may be unable to halt the unauthorized use of our intellectual property through litigation, which could adversely affect our competitive position, our ability to attract customers, and our results of operations.

New labor laws in China may adversely affect China SemiLEDs' results of operations or that of our customers.

              On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008. The New Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer's decision to reduce its workforce. If an employer intends to terminate an employee or not to renew an employment contract upon its expiration, the employer is obligated to pay severance calculated based on the seniority and monthly salary of such employee (except for certain special circumstances expressly provided for under Chinese laws). Furthermore, only under certain circumstances expressly provided for under the New Labor Contract Law, can the employer terminate the employment contract. In the event that China SemiLEDs decides to significantly change or decrease its workforce, the New Labor Contract Law could adversely affect its ability to enact such changes in a manner that is most advantageous to its business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

China SemiLEDs may face labor shortages, strikes and other disturbances.

              In recent years, certain regions of China have been experiencing a labor shortage as migrant workers and middle level management seek better wages and working conditions elsewhere. This trend of labor shortages is expected to continue and will likely result in increasing wages as companies seek to keep their existing work forces. In addition, substantial competition in China for qualified and capable personnel, particularly experienced engineers and technical personnel, may make it difficult for China SemiLEDs to recruit and retain qualified employees at its China facilities, which would adversely affect its profitability as well as our reported net income.

              Furthermore, certain foreign owned enterprises in southern China, in particular in Foshan and Zhongshan in Guangdong Province have recently witnessed significant labor disturbances, including prolonged strikes and work stoppages. No assurance can be given that China SemiLEDs, which is also located in Foshan, Guangdong Province, or any of our customers in China will not experience similar labor disturbances related to working conditions, wages or other reasons. Any labor shortages, strikes and other disturbances may adversely affect China SemiLEDs' future operating results and result in negative publicity and reputational harm.

Strained relations between the PRC and Taiwan could negatively affect our business and the market price of our common stock.

              Taiwan has a unique international political status. Since 1949, Taiwan and the PRC have been separately governed. The PRC government claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established during recent years between Taiwan and the PRC, the PRC government has refused to renounce the possibility that it may at some point use force to gain control over Taiwan. Furthermore, the PRC government adopted an anti-secession law relating to Taiwan. Relations between Taiwan and the PRC governments have been strained in recent years for a variety of reasons, including the PRC government's position on the "One China" policy and tensions concerning arms sales to Taiwan by the United States government. Any tension between the Taiwan government and the PRC government, or between the United States and China, could materially and adversely affect the market prices of our common stock.

If the U.S. dollar or other currencies in which our sales, raw materials, component purchases and capital expenditures are denominated fluctuate significantly against the NT dollar, the Japanese Yen and other currencies, our profitability may be seriously affected.

              We have significant foreign currency exposure, and are primarily affected by fluctuations in exchange rates among the U.S. dollar, the NT dollar, the Japanese Yen and other currencies. A portion of our revenues and expenses are denominated in currencies other than NT dollars, primarily U.S. dollars and to a lesser extent the Japanese Yen. We do not hedge our net foreign exchange positions through the use of forward exchange contracts or otherwise and as a result are affected by fluctuations in exchange rates among the U.S. dollar, the NT dollar, the Japanese Yen and other currencies. Any significant fluctuation in exchange rates may be harmful to our financial condition and results of operations.

The PRC government's control of currency conversion and changes in the exchange rate between Renminbi and other currencies could negatively affect our financial condition and our ability to pay dividends.

              The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of the PRC, or SAFE, provided that we satisfy certain procedural requirements. However, approval from SAFE or its local counterpart is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Our revenue from sales in China (including Hong Kong) accounted for 47.2% and 34.7% of our revenue for the years ended August 31, 2009 and 2010. We also expect China SemiLEDs to begin making sales in China after it commences commercial production at its Foshan manufacturing facilities. Since substantially all of China SemiLEDs' future cash flow from operations is expected to be denominated and settled in Renminbi, any existing and future restrictions on currency exchange may limit China SemiLEDs' ability to purchase goods and services outside of China or otherwise fund its business activities that are conducted in foreign currencies.

If the PRC government determines that China SemiLEDs failed to obtain requisite PRC governmental approvals for, or register with the PRC government, China SemiLEDs' current and past import and export of technologies, China SemiLEDs could be subject to sanctions.

              The PRC government imposes controls on technology import and export. The term "technology import and export" is broadly defined to include, without limitation, the transfer or license of patents, software and know-how, and the provision of services in relation to technology. Depending on the nature of the relevant technology, the import and export of technology require either approval by, or registration with, the relevant PRC governmental authorities. We have transferred and licensed certain of our technologies to China SemiLEDs, which transfers and licenses may constitute technology import under PRC laws. In addition, China SemiLEDs has licensed and will continue to license certain technologies to us, which licenses constitute technology export under PRC laws. In addition, China SemiLEDs may enter into licenses with other third parties outside of China for certain technologies, which licenses would also constitute the import or export of technology under PRC laws. China SemiLEDs has not obtained the approval of, or completed the applicable registration with, the relevant PRC governmental authorities for all of its import and export of these technologies.

              If China SemiLEDs is found to be, or has been, in violation of PRC laws or regulations concerning the import or export of technologies, the relevant regulatory authorities have broad discretion in dealing with such violation, including, but not limited to, issuing a warning, levying fines, restricting China SemiLEDs from remitting royalties or any other fees, if any, relating to these technologies outside of China, confiscating China SemiLEDs' earnings generated from the import or export of such technology or even restricting its future export and import of any technology. If the PRC government determines that China SemiLEDs' past import and export of technology were inconsistent with, or insufficient for, the proper operation of its business, it could be subject to similar sanctions. Any of these or similar sanctions could cause significant disruption to China SemiLEDs' business operations or render it unable to conduct a substantial portion of its business operations and may adversely affect its business and result of operations.

Failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

              We are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, which generally prohibits U.S. companies from engaging in bribery or making other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, we are required to maintain records that accurately and fairly represent our transactions and have an adequate system of internal accounting controls. Foreign companies, including some that may compete with us, may not be subject to these prohibitions, and therefore may have a competitive advantage. In the past, there have been instances of corruption, extortion, bribery, pay-offs, theft and other fraudulent practices in Taiwan and China as well as other Asian countries. We cannot assure that our employees or other agents will not engage in such conduct and render us responsible under the FCPA. If our employees or other agents are found to have engaged in corrupt or fraudulent business practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Risks Related to this Offering and our Common Stock

An active, liquid and orderly trading market for our common stock may not develop, our stock price may be volatile and you may be unable to sell your shares at or above the offering price you paid.

              Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for our common stock will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market after the closing of the offering. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section and others beyond our control, including:

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  actual or anticipated fluctuations in our key operating metrics, financial condition and operating results;

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  changes in our customer composition and their orders;

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  actual or anticipated changes in our growth rate;

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  issuance of new or updated research or reports by securities analysts that have a change in outlook regarding the performance of our business or the future trading price of our common stock;

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  our announcement of actual results for a fiscal period that are higher or lower than projected or expected results or our announcement of revenue or earnings guidance that is higher or lower than expected;

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  fluctuations in the valuation of companies perceived by investors to be comparable to us;

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  share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

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  sales or expected sales of additional common stock;

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  announcements from, or operating results of, our competitors; and

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  general economic and market conditions.

              Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of shares of our common stock to decline.

              If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

Future sales of our common stock could cause our stock price to fall.

              Sales of substantial amounts our common stock in the public market after the completion of this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline.

              Based on the number of shares outstanding as of August 31, 2010, upon completion of this offering, there will be 26,396,757 shares of common stock outstanding. Of these shares, only the shares sold in this offering, plus any shares sold upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction or additional registration under the Securities Act of 1933, or the Securities Act, unless held by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining 21,146,757 shares outstanding as of August 31, 2010 are "restricted securities" as defined in Rule 144 and may not be sold in the absence of registration other than in accordance with Rule 144 under the Securities Act or another exemption from registration. In addition, as of August 31, 2010, there were outstanding options to purchase 507,179 shares of common stock, 38,567 of which were vested and exercisable.

              In connection with this offering, all of our directors and officers, and holders of substantially all of our outstanding equity securities, have entered into lock-up agreements with the underwriters or us under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. At any time and without public notice, any or all of the shares subject to the lock-up may be released prior to expiration of the 180-day lock-up period at the discretion of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. We cannot predict what effect, if any, market sales of securities held by our stockholders or the availability of these securities for future sale will have on the market price of our common stock.

              As resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them. In addition, after this offering, based on shares outstanding as of August 31, 2010, the holders of 20,551,997 shares of common stock will be entitled to rights to cause us to register the sale of those shares under the Securities Act. All of these shares are subject to the 180-day lock-up period. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

Our directors, executive officers and principal stockholders will continue to have substantial control over us and will be able to influence corporate matters.

              After this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate, approximately 63.86% of our outstanding common stock, assuming no exercise of the underwriters' option to purchase additional shares of our common stock in this offering. As a result, certain of these stockholders acting alone or these stockholders, acting together, would have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, would have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our common stock by:

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  limiting stockholders' ability to influence corporate matters;

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  delaying, deferring or preventing a change in corporate control;

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  impeding a merger, consolidation, takeover or other business combination involving us; or

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  discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

              There can be no assurance that our interests will not conflict with those of these stockholders, who may also take actions that are not in line, or may conflict, with our other stockholders' best interests.

Purchasers in this offering will experience immediate and substantial dilution in tangible book value of their investment.

              Purchasers in this offering will immediately experience substantial dilution in net tangible book value. Because our common stock has in the past been sold at prices substantially lower than the initial public offering price that you will pay, you will suffer immediate dilution of $10.10 per share in net tangible book value, based on an assumed initial offering price of $15.50 per share of common stock, which is the mid-point of the range of the proposed initial public offering price set forth on the cover page of this prospectus. The exercise of outstanding options, 38,567 of which are outstanding and exercisable as of August 31, 2010, will result in further dilution. See "Dilution."

We may seek additional capital that may result in stockholder dilution.

              We may require additional capital due to changed business conditions or other future developments. If our current sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain bank loans and credit facilities. The sale of convertible debt securities or additional equity securities could result in additional dilution to our stockholders. The incurrence of indebtedness, whether in the form of public debt or bonds or bank financing, would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

              Our ability to obtain external financing is subject to a number of uncertainties, including:

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  our future financial condition, results of operations and cash flows and the trading price of our common stock;

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  the state of global credit markets and our credit worthiness;

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  general market conditions for financing activities by companies in our industry; and

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  economic, political and other conditions in Taiwan, China and elsewhere.

              We cannot assure you that financing, if needed, would be available in amounts or on terms acceptable to us, if at all.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

              We intend to use an as yet undetermined amount of the net proceeds from this offering for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in complementary technologies, solutions or businesses or to obtain rights to such complementary technologies, solutions or businesses. Our management and board of directors will have considerable discretion in applying our net proceeds and you will not have the opportunity, as part of your investment decision, to assess whether we are using our net proceeds appropriately. Until the net proceeds we receive are used, they may be placed in investments that do not produce income or that lose value. We may use our net proceeds for purposes that do not result in any increase in our net income, which could cause the price of our common stock to decline.

We do not anticipate paying any cash dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

              We have never declared or paid any cash dividends on our common stock or convertible preferred stock and do not intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or maintain the price at which our stockholders have purchased their shares in this offering or in the future.

Delaware law and our certificate of incorporation and bylaws will contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

              Provisions in our certificate of incorporation and bylaws, that we intend to adopt before the completion of this offering, may have the effect of delaying or preventing a change of control or changes in our management. As long as our major stockholder, Simplot Taiwan, Inc., which is beneficially owned by Scott R. Simplot, one of our directors, continues to hold 25% or more of the total voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, shareholders holding at least 25% of the total voting power of all outstanding shares of our stock entitled to vote generally in the election of directors will be able to call a special meeting in accordance with our bylaws; provided, however, at such time when the ownership interest of Simplot Taiwan, Inc. first falls below 25% of our total voting power, our amended and restated certificate of incorporation will require that a special meeting may be called only by a majority of our board of directors. Our amended and restated certificate of incorporation will preclude stockholder action by written consent. In addition, our amended and restated bylaws will require that any stockholder proposals or nominations for election to our board of directors must meet specific advance notice requirements and procedures, which make it more difficult for our stockholders to make proposals or director nominations. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

              Furthermore, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit or restrict large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our certificate of incorporation and bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in our market price being lower than it would be without these provisions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

              This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "design," "intend," "expect" and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors." Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

  •
  our expectations regarding the market demand for LED products, in particular in the general lighting market;

  •
  our expectations regarding performance improvements and cost reductions of LEDs;

  •
  our beliefs regarding the importance of environmentally-friendly lighting technologies;

  •
  our expectations regarding governmental support for the deployment of LEDs;

  •
  our beliefs regarding the effects of environmental regulation on some traditional lighting technologies;

  •
  our beliefs regarding the changing competitive landscape in the LED industry;

  •
  our expectations regarding China SemiLEDs and our growth in the China market;

  •
  our beliefs and expectations regarding the future shortage or availability of certain raw materials, such as sapphire;

  •
  our future financial performance, including our revenues, cost of revenues, operating expenses and our ability to sustain gross profit margins and net income levels;

  •
  our ability to keep pace with changes in technology and our competitors;

  •
  our ability to complete our China SemiLEDs facility in China and expand our production facility in Taiwan within the projected time periods and budgeted amounts, and our ability to operate such production facilities in an uninterrupted manner;

  •
  our success with respect to any future acquisitions of businesses, solutions or technologies;

  •
  our ability to adequately protect our intellectual property; and

  •
  our liquidity and working capital requirements.

              Forward-looking statements speak only as of the date of this prospectus. You should not place undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

              This prospectus also contains statistical data and estimates, including those relating to market size and growth rates of the markets in which we participate. These market data, including market data from Strategies Unlimited, the Freedonia Group and the U.S. Department of Energy, include projections that are based on a number of assumptions. The LED market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our common stock. In addition, the rapidly changing nature of the LED market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties.

USE OF PROCEEDS

              We expect the net proceeds to us from this offering to be approximately $71.6 million based on an assumed initial public offering price of $15.50 per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $15.50 per share would increase (decrease) the net proceeds to us by $4.9 million, after deducting underwriting discounts and commissions and estimated offering expenses, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us would increase the net proceeds to us by $14.4 million. Similarly, a decrease of 1.0 million shares in the number of shares offered by us would decrease the net proceeds to us by $14.4 million. If the underwriters' overallotment option to purchase additional shares from us is exercised in full, we estimate that we will receive net proceeds of $11.4 million.

              The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. We intend to use the net proceeds received by us from this offering principally as follows:

  •
  approximately $40.0 million to expand production capacity in Taiwan, including to (i) pay for the purchase of additional manufacturing space and build out existing space in Hsinchu, (ii) pay the purchase price for the three additional reactors that are expected to be delivered by the end of December 2010, and (iii) purchase additional manufacturing equipment, including reactors, as well as hire additional employees in the next 12 months;

  •
  approximately $10.0 million to build a test line and for research and development expenses related to LED chip production based on 6" wafers; and

  •
  the balance of the net proceeds for general corporate purposes, including working capital and capital expenditures.

              We may also use a portion of the net proceeds to acquire or invest in complementary technologies, solutions or businesses or to obtain rights to such complementary technologies, solutions or businesses. There are no agreements, understandings or commitments with respect to any such acquisition or investment at this time.

              Notwithstanding our estimate of the amounts to be used for each of the purposes discussed above, the amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive for this offering. Depending on future events and other changes in the business climate, we may use the net proceeds for different purposes. Pending their use, we intend to place our net proceeds in short-term bank deposits.

DIVIDEND POLICY

              We have never declared or paid, and do not have any present plan to declare or pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, general business conditions, contractual restrictions, capital requirements, business prospects, restrictions on the payment of dividends under Delaware law and any other factors our board of directors may deem relevant.

 CAPITALIZATION

              The following table sets forth our capitalization as of August 31, 2010:

  •
  on an actual basis (after giving effect to the 14-to-1 reverse stock split);

  •
  on a pro forma basis, giving effect to the automatic conversion of all outstanding convertible preferred stock and Class B common stock into an aggregate of 14,313,612 shares of Class A common stock as if such conversions had occurred on August 31, 2010; and

  •
  on a pro forma as adjusted basis, giving effect to (i) the automatic conversion of all outstanding convertible preferred stock and Class B common stock into an aggregate of 14,313,612 shares of Class A common stock as if such conversions had occurred on August 31, 2010 and (ii) the sale by us of 5,250,000 shares of common stock in this offering, at an initial public offering price of $15.50 per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

              You should read this table in conjunction with the sections titled "Use of Proceeds," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and notes thereto included elsewhere in this prospectus.

	As of August 31, 2010
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited)
	(in thousands, except share and per share amounts)
Long-term debt (including current portion)	$5,538	$5,538	$5,538

Stockholders' equity:
Common stock
Class A and Class B, $0.0000056 par value—29,071,428 shares authorized; 7,427,905 shares issued and outstanding actual; 29,071,428 shares authorized, 21,146,757 shares issued and outstanding pro forma (unaudited); 32,142,857 shares authorized, 26,396,757 shares issued and outstanding pro forma as adjusted (unaudited)	—	—	—
Convertible preferred stock
Issuable in series A to E, $0.0000056 par value—13,718,873 shares authorized; 13,718,852 shares issued and outstanding actual; no shares authorized, issued and outstanding pro forma and pro forma as adjusted (unaudited)	—	—	—
Additional paid-in capital	70,510	70,510	142,156
Accumulated other comprehensive loss	(441)	(441)	(441)
Retained earnings	1,130	1,130	1,130

Total stockholders' equity	71,199	71,199	142,845

Total capitalization	$76,737	$76,737	$148,383

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $15.50 per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) the amount of additional paid-in capital, total stockholders' equity and total capitalization by approximately $4.9 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

              The number of shares of our common stock set forth in the table above:

  •
  excludes 507,179 shares of common stock issuable upon the exercise of options outstanding as of August 31, 2010 to purchase our common stock granted pursuant to the 2005 Equity Incentive Plan, as amended, at a weighted average exercise price of $1.12 per share;

  •
  excludes an aggregate of 32,584 shares of common stock as of August 31, 2010 reserved for issuance under the 2005 Equity Incentive Plan;

  •
  excludes up to 2,714,285 shares of common stock which will be issuable under our 2010 Equity Incentive Plan. The options granted pursuant to such plan shall be subject to the approval of the board of directors;

  •
  includes 5,000 shares of common stock as of August 31, 2010 that were legally issued and outstanding but are underlying options that were exercised prior to vesting and are therefore subject to repurchase by us until the shares vest.

DILUTION

              If you invest in our common stock, you will experience immediate and substantial dilution to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the offering.

              The historical net tangible book value of our common stock as of August 31, 2010 was $70.8 million, or $9.53 per share. Historical net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of outstanding common stock.

              The pro forma net tangible book value of our common stock as of August 31, 2010 was $70.8 million, or $3.35 per share. The pro forma net tangible book value per share gives effect to the automatic conversion of our outstanding convertible preferred stock into common stock in connection with this offering. The pro forma as adjusted net tangible book value of our common stock as of August 31, 2010 was $142.5 million, or $5.40 per share. The pro forma as adjusted net tangible book value gives effect to the (i) automatic conversion of our outstanding convertible preferred stock into common stock in connection with this offering, and (ii) receipt of the net proceeds from our sale of 5,250,000 shares of common stock in this offering at the assumed initial public offering price of $15.50 per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The difference between the initial public offering price and the pro forma as adjusted net tangible book value represents an immediate dilution of $10.10 per share to new investors purchasing common stock in this offering.

              The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$15.50
Pro forma net tangible book value per share as of August 31, 2010	$3.35
Increase in pro forma net tangible book value per share attributable to new investors	$2.05

Pro forma as adjusted net tangible book value per share after this offering		$5.40

Dilution per share to new investors in this offering		$10.10

              A $1.00 increase in the assumed initial public offering price of $15.50 per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase our pro forma net tangible book value as of August 31, 2010 by $4.9 million, the pro forma as adjusted net tangible book value after this offering by $0.18 per share and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $0.82 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price of $15.50 per share (the mid-point of the price range set forth on the cover page of this prospectus) would decrease our pro forma net tangible book value as of August 31, 2010 by $4.9 million, the pro forma as adjusted net tangible book value after this offering by $0.19 per share and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $0.81 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

              If the underwriters' overallotment option to purchase additional shares from us is exercised in full, the pro forma as adjusted net tangible book value per share after this offering would be $5.66 per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $0.26 per share and the dilution to new investors purchasing shares in this offering would be $9.84 per share.

              The table below summarizes as of August 31, 2010, on a pro forma as adjusted basis, the number of shares of our common stock we issued and sold, the total consideration we received and the average price per share (i) paid to us by existing stockholders, (ii) to be paid by new investors purchasing our common stock in this offering at the initial public offering price of $15.50 per share (the mid-point of the price range set forth on the cover page of this prospectus) before deducting estimated underwriting discounts and commissions payable by us of $5.7 million and estimated offering expenses of approximately $4.0 million, and (iii) the average price per share paid by existing stockholders and by new investors who purchase shares of common stock in this offering.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	21,146,757	80%	$70,510,000	46%	$3.33
New investors	5,250,000	20	81,375,000	54	15.50

Total	26,396,757	100%	$151,885,000	100%	$5.75

              The number of shares of our common stock to be outstanding after this offering is based on 21,146,757 shares issued and outstanding as of August 31, 2010, on a pro forma basis and:

  •
  excludes 507,179 shares of common stock issuable upon the exercise of options outstanding as of August 31, 2010 under our 2005 Equity Incentive Plan, as amended, at a weighted average exercise price of $1.12 per share;

  •
  excludes 32,584 shares of common stock as of August 31, 2010 reserved for issuance under our 2005 Equity Incentive Plan; and

  •
  excludes up to 2,714,285 shares of common stock which will be issuable under our 2010 Equity Incentive Plan. The options granted pursuant to such plan shall be subject to the approval of the board of directors;

  •
  includes 5,000 shares of common stock as of August 31, 2010 that were legally issued and outstanding but are underlying options that were exercised prior to vesting and are therefore subject to repurchase by us until the shares vest.

              If the underwriters' overallotment option is exercised in full, the number of shares held by the existing stockholders after this offering would be reduced to 78% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to 6,037,500 or 22% of the total number of shares of our common stock outstanding after this offering.

              To the extent that any outstanding options are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

              You should read the following selected consolidated financial data below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data and related notes thereto in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

              The following selected consolidated statement of operations data for the years ended August 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of August 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statement of operations data for the years ended August 31, 2006 and 2007 and the selected consolidated balance sheet data as of August 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements, which are not included in this prospectus. Our historical results of operations for the years presented are not necessarily indicative of results to be expected for any future periods.

	Years Ended August 31,
	2006	2007	2008	2009	2010
	(in thousands, except share and per share amounts)
Consolidated Statement of Operations:
Revenues, net	$745	$6,860	$14,749	$11,551	$35,763
Cost of revenues(1)	1,680	4,484	11,681	11,019	19,640

Gross profit (loss)	(935)	2,376	3,068	532	16,123

Operating expenses:
Research and development(1)	1,584	902	1,935	2,452	1,726
Selling, general and administrative(1)	1,788	1,704	2,320	2,568	3,228

Total operating expenses	3,372	2,606	4,255	5,020	4,954

Income (loss) from operations	(4,307)	(230)	(1,187)	(4,488)	11,169
Other income (expense):
Loss of unconsolidated entities(2)	—	—	—	—	(313)
Interest income (expense), net	101	97	41	215	(29)
Other income, net	—	—	37	—	349
Foreign currency transaction gain (loss)	(65)	234	295	580	(81)

Total other income (expense), net	36	331	373	795	(74)

Income (loss) before provision for income taxes	(4,271)	101	(814)	(3,693)	11,095
Provision for income taxes	—	—	—	—	267

Net income (loss)	$(4,271)	$101	$(814)	$(3,693)	$10,828

Net income (loss) attributable to common stock:
Basic	$(4,271)	$—	$(814)	$(3,693)	$1,824

Diluted	$(4,271)	$—	$(814)	$(3,693)	$1,902

Net income (loss) per share attributable to common stock:
Basic	$(1.53)	$0.00	$(0.15)	$(0.56)	$0.26

Diluted	$(1.53)	$0.00	$(0.15)	$(0.56)	$0.24

Shares used in computing net income (loss) per share attributable to common stock:
Basic	2,795,910	4,095,909	5,395,048	6,600,321	7,089,655
Diluted	2,795,910	4,645,908	5,395,048	6,600,321	7,723,346

	As of August 31,
	2006	2007	2008	2009	2010
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,972	$1,960	$11,120	$13,715	$13,520
Working capital(3)	2,785	6,761	16,944	20,836	25,923
Total assets	14,025	31,882	43,740	50,801	83,906
Long-term debt, net of current portion(4)	—	—	—	2,995	3,786
Total stockholders' equity	$13,075	$29,159	$39,492	$43,997	$71,199

(1)
Stock-based compensation expenses are included in our cost of revenues, research and development expenses and selling, general and administrative expenses as follows:

	Years Ended August 31,
	2006	2007	2008	2009	2010
	(in thousands)
Stock-based compensation expenses included in:
Cost of revenues	$—	$—	$—	$—	$52
Research and development	—	—	—	—	33
Selling, general and administrative	—	3	8	16	162

Total stock-based compensation expenses	$—	$3	$8	$16	$247

(2)
Includes our proportionate share of loss from our unconsolidated joint venture entities, including China SemiLEDs. Our investments in these entities are initially stated at cost on our consolidated balance sheets and adjusted for our portion of equity in these investees' income or loss.

(3)
Working capital represents current assets less current liabilities.

(4)
Long-term debt includes long-term notes with a maturity of greater than 12 months.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

              This prospectus contains certain statements that are forward-looking in nature relating to our business, future events or our future financial performance. Prospective investors are cautioned that such statements involve risks and uncertainties, and that actual events or results may differ materially from the statements made in such forward-looking statements. In evaluating such statements, prospective investors should specifically consider the various factors identified in this prospectus, including the matters set forth under the caption "Risk Factors," which could cause actual results to differ materially from those indicated by such forward-looking statements.

Company Overview

              We develop, manufacture and sell LED chips and LED components that we believe are among the industry leading LED products on both a lumens per watt and cost per lumen basis. Our products are used primarily for general lighting applications, including street lights and commercial, industrial and residential lighting.

              We sell blue, green and ultraviolet (UV) LED chips under our MvpLED brand to a customer base that is heavily concentrated in Asia, in particular China, Taiwan and Korea, as well as in Russia. Our operations include both LED chip and LED component manufacturing. Utilizing our patented and proprietary technology, our manufacturing process begins by growing upon the surface of a sapphire wafer, or substrate, several very thin separate semiconductive crystalline layers of gallium nitride, or GaN, a process known as epitaxial growth, on top of which a mirror-like reflective silver layer is then deposited. After the subsequent addition of a copper alloy layer and finally the removal of the sapphire substrate, we further process this multiple-layered material to create individual LED chips.

              We produce a wide variety of LED chips, currently ranging from chip sizes of 1520 microns, or μm, by 1520μm to 380μm by 380μm. The majority of our chips are capable of providing over 100 lumens per watt when packaged. We sell our LED chips to packaging customers or to distributors, who in turn sell to packagers. In addition, we package a portion of our LED chips into LED components, which we sell to distributors and end-customers in selected markets.

              We are a holding company for various wholly owned subsidiaries and joint ventures. Our most significant subsidiary is our wholly owned operating subsidiary, Taiwan SemiLEDs, where substantially all of our assets are held and located, substantially all of our employees are employed and located, and where all of our research and development and sales activities take place. Taiwan SemiLEDs owns a 100% equity interest in SBDI, a consolidated entity effective April 1, 2010. We also sell a majority of our LED components through the Taiwan branch office of our wholly owned Delaware subsidiary, Helios Crew, which purchases LED components from Taiwan SemiLEDs and resells them to our customers. We have a 49% interest in China SemiLEDs, a joint venture in China, which has not had any material operations to date. In addition, we own a 50% interest in SILQ, a joint venture established in Malaysia to design, manufacture and sell lighting fixtures and systems. We also own a 49% interest in SS Optoelectronics, a joint venture that we formed in Taiwan with one of our customers. With respect to SS Optoelectronics, we have made a determination to dissolve the joint venture in accordance with the joint venture agreement, and expect to send a notice of termination to the other shareholder of SS Optoelectronics before the end of November 2010, after which we will take the necessary steps to dissolve such entity. Each of these three joint venture entities is still in an early development stage and has not had any material operations to date.

              Our 49% ownership interest in China SemiLEDs is accounted for as an equity method investment and as such is not consolidated for financial reporting purposes. We report our investment in China SemiLEDs on our consolidated balance sheet at cost, after adding or deducting our portion of equity in undistributed earnings or losses. If the value of our investment in China SemiLEDs declines, and the decline is determined to be other-than-temporary, the investment will be written down to fair value. We recognize our proportionate share (based on our percentage ownership) of the net income or loss, as the case may be, from China SemiLEDs under income (loss) from unconsolidated entities in our consolidated statements of operations, which include, in addition to the income or loss attributable to China SemiLEDs, our proportionate share of the income or loss from our other two joint venture entities.

China SemiLEDs

              We expect that a substantial portion of our business in China will be conducted through China SemiLEDs and that our results of operations will be significantly impacted by the performance of China SemiLEDs as it begins to manufacture and sell products, and begins to aggressively pursue customers. We expect that China SemiLEDs will manufacture LED chips for sale to packagers and distributors, which we expect will include shareholders of China SemiLEDs. We expect that the end users of China SemiLEDs' LED products will include government entities, such as cities and provinces who will use its LED products for installation in street lighting and signage applications and to a lesser extent include businesses for use in commercial applications, such as lighting for warehouses and commercial buildings and backlighting applications for LCD notebooks, television sets and computer monitors.

              Our chief executive officer, Trung T. Doan, and our chief operating officer, Dr. Anh Chuong Tran, serve as chairman and vice-chairman, respectively, of the board of directors of China SemiLEDs. Neither of these officers, however, will receive separate compensation in the form of salary or other benefits from China SemiLEDs. China SemiLEDs' board of directors, together with its management, will be responsible for supervising the operations of China SemiLEDs.

              We expect that China SemiLEDs will begin to incur expenses, including research and development and selling, general and administrative expenses, as it ramps up manufacturing and commercial production and as it continues to develop new products and applications. During this initial growth and commercialization stage of China SemiLEDs, we expect both our our sales and marketing and research and development staff will be actively involved in the development and build-up of the business. After this initial period, we expect China SemiLEDs will hire and train professionals in these functions who will be dedicated to China SemiLEDs' business, products and customers, and we expect to maintain close collaboration across teams. As with our two senior officers, none of our employees or staff involved in assisting China SemiLEDs will receive any compensation in the form of salary, bonus or other compensation from China SemiLEDs. China SemiLEDs is expected to grant stock options, subject to its board of directors' approval and shareholders approval, to its employees, which are independent of our employee stock compensation plans.

              As China SemiLEDs' business grows, depending on the materiality of China SemiLEDs' business as compared to our business, we expect that we will have to report the financial performance of China SemiLEDs, to varying degrees, in the periodic and annual reports that we file with the SEC under the Exchange Act. In certain circumstances, we may be required to include the financial statements of China SemiLEDs in their entirety in our reports.

              We have invested approximately $14.7 million in China SemiLEDs to date. China SemiLEDs' total capital contribution received to date is approximately $45.0 million, and all of its capital expenditures have been funded from proceeds of its equity financings. Neither we nor the other shareholders of China SemiLEDs have any contractual obligation to make further capital contributions to China SemiLEDs.

Key Factors Affecting Our Financial Condition, Results of Operations and Business

              The following are key factors that we believe affect our financial condition, results of operations and business:

  •
  General economic conditions and geographic concentration.  A global economic slowdown or financial crisis, similar to the one that occurred beginning in late calendar year 2008, will likely have a significant impact on the LED industry and our financial results. As the economy slows, consumer and government confidence declines and government spending programs decrease, with levels of government grants and subsidies for LED adoption and consumer spending likely to be adversely impacted. Moreover, because our sales have been concentrated in a few select markets, including China, Taiwan and Korea, our financial results will be impacted by general economic and political conditions in such markets.

  •
  Industry growth and demand for products and applications using LED chips.  The overall adoption of LED lighting devices to replace traditional lighting sources are expected to influence the growth and demand for LED chips and impact our financial performance. As a substantial portion of our LED chips and LED components are used by end-users in general lighting applications, the adoption of LEDs into these applications will have a strong impact on the demand of LED chips generally and, as a result, for our LED chips and LED components.

  •
  Average selling price of our products.  Our financial performance is affected by the average selling price of our LED chips and, to a lesser extent, the average selling price of our LED components. The price that we charge to our customers is subject to a variety of factors, including prices charged by our competitors, the efficacy of our products, our cost basis, the size of the order and our relationship with the relevant customer as well as general market and economic conditions. Average selling prices are also impacted to a significant extent by the stage of our products' life-cycle, with average selling prices being higher early in the life-cycle of a product and prices decreasing over time as products age and new products with higher efficacies are introduced. Our ability to continue to innovate by introducing higher efficacy, LED chips at lower costs will have a material influence on our ability to maintain or increase the average selling price of our LED chips and LED components.

  •
  Our ability to achieve consistently high manufacturing yields.  We measure our manufacturing yield per wafer by the number of saleable LED chips produced, compared to the theoretical maximum number of LED chips that can be produced on such wafer. It is critical for us to achieve high manufacturing yields in order to maintain our margins. We expect to have to continually attain higher yields from our existing wafer sizes and develop new technologies that allow us to efficiently migrate to larger wafer sizes.

  •
  Planned expansion of production capacity.  As a result of improving economic conditions resulting in increased demand, while we have continued to optimize our manufacturing process and expand capacity in Taiwan and have also begun to ramp up utilization of our equipment, beginning in March 2010 we have been operating our manufacturing facilities at or near full capacity. We plan to add additional capacity for the production of LED chips in Taiwan in late 2010 and the first three months of 2011. In addition, China SemiLEDs will add capacity when it becomes operational. Our financial performance will depend on our and China SemiLEDs' ability to expand production capacities in a timely manner and in accordance with projected budgets, product yield and quality specifications. Our financial performance also will be impacted by additional capacity added by industry participants in the future. Several companies have announced plans to begin construction of new LED facilities or increase their existing LED manufacturing capacity. There has been increased investment in manufacturing facilities for LED chips and LED components and this trend is likely to generate significant new capacity over the next few years, resulting in increased competition, lower average selling prices and lower margins for many participants.

  •
  Our ability to realize our strategic initiatives, including through China SemiLEDs. Our success in China will depend on our ability to execute our strategies through China SemiLEDs, including the build-out of its manufacturing facilities and the commencement of commercial production lines on a timely and cost efficient basis. In addition, our ability to execute our strategies in China will depend on our continued good working relationship with the other shareholders of China SemiLEDs, who are all PRC entities, and who collectively own 51% of China SemiLEDs.

Components of Consolidated Statements of Operations

  Revenues, net

            Our revenues are derived substantially from the sale of our LED chips and to a lesser extent from the sale of our LED components. Revenues for our LED chips represented 88.0%, 77.6% and 77.1% for the years ended August 31, 2008, 2009 and 2010, respectively, with the substantial portion of our remaining revenues attributable to our LED components.

              Our revenues and the percentage of total revenues by products for the years ended August 31, 2008, 2009 and 2010 are as follows:

	Years Ended August 31,
	2008		2009		2010
	(in thousands)
Revenues, net:
LED chips	$12,981	88.0%	$8,960	77.6%	$27,579	77.1%
LED components	1,228	8.3	2,328	20.1	7,621	21.3
Other(1)	540	3.7	263	2.3	563	1.6

Total	$14,749	100.0%	$11,551	100.0%	$35,763	100.0%

(1)
Other includes revenues attributable to the sale of general lighting products for use in residential homes and office buildings, the sale of specialized LED applications, the sale of epitaxial wafers and the sale of scraps and raw materials.

              Our revenues are affected by sales volumes of our LED chips and LED components and our average selling prices for such products. Average selling prices for LED components are higher than for LED chips and therefore our total revenues are also affected by our product mix.

              We recognize revenue on sales of our products when persuasive evidence of an arrangement exists, the price is fixed or determinable, ownership and risk of loss has transferred and collection of the sales proceeds is probable. We obtain written purchase authorizations from our customers as evidence of an arrangement and these authorizations generally provide for a specified amount of product at a fixed price. We typically consider delivery to have occurred at the time of shipment, unless otherwise agreed in the applicable sales terms, as this is generally when title and risk of loss for the product passes to the customer.

              Our larger customers typically provide us with non-binding rolling forecasts of their requirements for the coming three to six months. Typically, our customers place purchase orders one to two months before the expected shipment date; however, during periods when market demand significantly exceeds supply, customers generally place their orders more than two months in advance in order to ensure an adequate supply to meet their growing business needs. Our customers may increase, decrease, cancel or delay purchase orders already in place, with no material consequences to the customer. As a result, we may face increased inventories and our backlog may decline as a result of any economic downturn or material change in market conditions or economic outlook. We price our products in accordance with prevailing market conditions, taking into account the technical specifications of the product being sold, the order volume, the strength and history of our relationship with the customer, our inventory levels and our capacity utilization.

              The number of customers that we sold our products to increased from 170 customers during the year ended August 31, 2008 to 360 customers during the year ended August 31, 2010. Our customers for LED chips consist of both packagers and distributors who sell our LED chips to their packaging customers. Packagers in turn sell their packaged LED components to end-users of lighting devices. Our customers for LED components consist primarily of distributors. Distributors accounted for 40.0%, 54.8% and 38.5% of our revenues for the years ended August 31, 2008, 2009 and 2010, respectively. Our revenues attributable to our ten largest customers accounted for 73.0%, 57.3% and 60.5% of our revenues for the years ended August 31, 2008, 2009 and 2010, respectively.

              Our revenues are concentrated to sales to customers in certain countries in Asia, in particular, China and Taiwan. Our revenues attributable to customers in China (including Hong Kong) and Taiwan represented 65.4%, 79.0% and 75.9%, respectively, of our revenues for the years ended August 31, 2008, 2009 and 2010, respectively. We expect that our revenues will continue to be concentrated to sales in these jurisdictions for the foreseeable future.

              Our revenues by geographic region are based on the billing addresses of our customers. The following table sets forth our revenues by geographic region and the percentage of total revenues represented by each geographic region for the periods indicated:

	Years Ended August 31,
	2008		2009		2010
	(in thousands)
Revenues, net:
Taiwan	$6,225	42.2%	$3,671	31.8%	$14,750	41.2%
China(1)	3,416	23.2	5,457	47.2	12,396	34.7
Russia	6	0.0	66	0.6	3,486	9.7
United States	240	1.6	771	6.7	1,392	3.9
Korea	3,746	25.4	539	4.7	1,215	3.4
Others	1,116	7.6	1,047	9.0	2,524	7.1

Total	$14,749	100.0%	$11,551	100.0%	$35,763	100.0%

(1)
Includes Hong Kong.

              Our revenues are presented net of estimated sales returns and discounts. We estimate sales returns and discounts based on our historical discounts and return rates and our assessment of future conditions.

  Cost of Revenues

            Our cost of revenues consists primarily of cost of materials, depreciation expenses, manufacturing overhead costs, direct labor costs and utilities cost, all related to the manufacture of our LED chips and LED components. Materials include raw materials that are used in the manufacturing of our products, other materials such as gases and chemicals and consumables. Because our products are manufactured based on customers' orders and specifications and we purchase materials and supplies to support such orders, we generally purchase our materials at spot prices in the marketplace and do not maintain long-term supply contracts. We purchase materials from several suppliers. Our procurement policy is to select only a small number of qualified vendors who demonstrate quality of materials and reliability on delivery time. We are subject to variations in the cost of our materials and consumables from period to period. Moreover, because we consume a significant amount of electricity in our manufacturing process, any fluctuations in electricity costs will have an impact on our cost of revenues.

              Direct labor costs consist of salary (including stock-based compensation), bonus, training, retirement and other costs related to our employees engaged in the manufacture of our products. Manufacturing overhead costs consist primarily of salaries, bonuses and other benefits (including stock-based compensation expenses) for our administrative personnel allocated to manufacturing functions, repairs and maintenance costs for equipment and machinery maintenance costs and lease expenses.

  Operating Expenses

            Our operating expenses include research and development expenses and selling, general and administrative expenses. The components of our operating expenses and percentage of such expenses as a percentage of total operating expenses for the years ended August 31, 2008, 2009 and 2010 comprised the following:

	Years Ended August 31,
	2008		2009		2010
	(in thousands)
Operating Expenses:
Research and development	$1,935	45.5%	$2,452	48.8%	$1,726	34.8%
Selling, general and administrative	2,320	54.5	2,568	51.2	3,228	65.2

Total	$4,255	100.0%	$5,020	100.0%	$4,954	100.0%

              Research and development.    Our research and development expenses, which are expensed as incurred, consist primarily of expenses related to employee salaries, bonuses and other benefits (including stock-based compensation expenses) for our research and development personnel, engineering charges related to product design, purchases of materials and supplies, repairs and maintenance and depreciation related expenses. We expect our research and development expenses to increase as we hire additional personnel and devote more resources to research and development to improve our technologies and manufacturing processes and to reduce manufacturing costs.

              Selling, general and administrative.    Selling, general and administrative expenses consist primarily of salaries, bonuses and other benefits (including stock-based compensation expenses) for our administrative, sales and marketing personnel and also consist of lease expenses, marketing-related travel, entertainment expenses and general office-related expenses. We also incur expenses for professional services, which include fees and expenses for accounting, legal, tax and valuation services.

              We expect our selling, general and administrative expenses to increase in the near future as we increase our sales and marketing efforts in line with the expansion of our business, manufacturing capacity and product offerings. In addition, we will incur a significantly higher level of administrative costs and expenses as we hire additional staff and engage legal, accounting and other professional service providers to meet our public company reporting and corporate governance requirements subsequent to this offering.

  Other Income (Expense)

              Loss from unconsolidated entities.    Loss from unconsolidated entities consists of our portion of the loss of our three partially owned, unconsolidated entities, which include China SemiLEDs. These entities are accounted for using the equity method of accounting, and as such, we recognize our portion of the net income or loss from such entities in our consolidated statements of operations. We report our investment in such entities as investments in unconsolidated entities on our consolidated balance sheets and such investment amounts are initially stated at cost, and subsequently adjusted for our portion of equity in undistributed earnings or losses. If the value of our investment in such entities declines, and the decline is determined to be other-than-temporary, the investment will be written down to fair value.

              Interest income (expense), net.    Interest income (expense), net consists of interest income and interest expense. Interest income represents interest earned from our cash and cash equivalents which are on deposit with commercial banks in Taiwan and the United States, and from certificates of deposit purchased from commercial banks in Taiwan. We had $13.7 million and $13.5 million in cash and cash equivalents as of August 31, 2009 and 2010, respectively.

              Interest expense consists primarily of interest on our long-term borrowings and short-term lines of credit with certain banks in Taiwan. We had $3.4 million and $5.5 million of long-term debt, including the current portion of such long-term debt as of August 31, 2009 and August 31, 2010, respectively. We also had drawn down $1.0 million from our short-term credit facilities as of August 31, 2010.

              Other income, net.    Other income, net primarily consisted of a gain on sale of an investment accounted for under the cost method for the year ended August 31, 2008. We did not record other income or loss for the year ended August 31, 2009. We recorded other income, net of $0.3 million for the year ended August 31, 2010, which was attributable to a gain from a bargain purchase that arose from the acquisition of SBDI in April 2010, as the consideration paid for the acquisition was less than the fair value of the assets acquired at the time of our acquisition.

              Foreign currency transaction gain (loss).    The functional currency of Taiwan SemiLEDs, SBDI, and the Taiwan branch office of Helios Crew is NT dollar. Gains or losses on foreign currency transactions are recognized in our consolidated statement of operations as foreign currency transaction gains (losses). Certain purchase contracts for materials, supplies and equipment entered into by our subsidiaries are denominated in currencies other than NT dollars, mainly in U.S. dollars and to a lesser extent Japanese Yen. For our customers outside of Taiwan, our subsidiaries quote prices for our products and bill our customers in U.S. dollars, and record revenues and accounts receivable in NT dollars for such orders at the time of such sale based on our revenue recognition policies. Most of our sales to customers and purchases are on credit. Any changes in the exchange rates between NT dollar, U.S. dollar, Japanese Yen and other currencies will result in our recognizing foreign currency transaction gains or losses, as the case may be, depending on the movement of the foreign exchange rates from the time when we record revenues and purchases, to the time we receive and make payment. We also have foreign currency transaction gains or losses from time deposits held in currencies other than the functional currency of the subsidiary that holds such deposits.

  Provision for Income Taxes

              United States tax treatment.    We and our subsidiary, Helios Crew, are United States corporations and are therefore required to file federal income tax returns with the Internal Revenue Service as well as with certain applicable state tax authorities. As our operations in the United States have been minimal, we have not to date recorded nor paid any federal or state corporate income tax.

              We have investments in controlled foreign corporations and affiliates, which under Subpart F of the United States Internal Revenue Code, or ("Subpart F"), may under certain circumstances subject our investments in controlled foreign corporations and affiliates to taxation in the United States. Subpart F provides that United States corporations may be required to include in their income certain undistributed earnings of the foreign corporations and affiliates as though such earnings had been distributed currently. Subpart F applies only to United States shareholders (such as us) who hold an interest in a foreign corporation and affiliates that meets the definition of a "controlled foreign corporation." Under Section 957(a) of the United States Internal Revenue Code, a "controlled foreign corporation" means any foreign corporation if more than 50% of either (i) the total combined voting power of all classes of stock of such corporation entitled to vote, or (ii) the total value of the stock of such corporation, is owned by "United States Shareholders" on any day during the foreign corporation's taxable year.

              Subpart F does not apply, however, to the income of a controlled foreign corporation generated from the sale of goods that are manufactured in its country of incorporation. Also, any income attributable to a controlled foreign corporation and its affiliates that is not engaged in a United States trade or business is generally not subject to United States taxation until its earnings are distributed, or the stock of the foreign corporation is disposed. All of our products are manufactured in Taiwan by Taiwan SemiLEDs, our wholly owned foreign subsidiary. Because Taiwan SemiLEDs conducts its manufacturing activities in Taiwan, the income or loss of Taiwan SemiLEDs is included in our consolidated financial statements, but is not considered taxable income for United States taxation purposes pursuant to Section 954(d)(1)(A) of the United States Internal Revenue Code. This generally enables a United States taxpayer, such as us, to indefinitely defer United States taxation on the profits earned by its controlled foreign corporations and affiliates by retaining the earnings in such entities. We do not currently have any plans to repatriate any of our retained earnings from any of our controlled foreign subsidiaries or affiliates and we do not currently have any plans to declare or pay any dividends from such entities.

              It has been reported, however, that the current presidential administration in the United States may seek to modify the rules governing taxation of controlled foreign corporations and affiliates and any such changes may result in our having to pay applicable taxes in the United States on income earned by such entities in the future.

              Taiwan tax treatment.    Prior to January 1, 2010, the corporate income tax rate in Taiwan was 25%. On May 28, 2010, Taiwan's legislature passed a bill reducing Taiwan's corporate income tax rate to 17%, which was promulgated by the President of Taiwan on June 15, 2010. This 17% tax rate applies to our income tax returns for the fiscal year starting September 1, 2010. Corporate income taxes payable, however, are subject to an alternative minimum tax. The Taiwan government enacted the Taiwan Alternative Minimum Tax Act, or the AMT Act, on January 1, 2006. Under the Act, a taxpayer must pay the higher of its taxable income multiplied by the corporate income tax rate or the alternative minimum tax, or AMT. In calculating the AMT amount, the taxpayer must include income that would otherwise be exempt from taxation pursuant to various tax holidays or investment tax credits, other than certain exemptions or tax credits that have been grandfathered for the purposes of calculating AMT. The AMT rate for business entities is 10%. In addition to the statutory corporate taxes payable, or the AMT, corporate taxpayers in Taiwan are subject to an additional 10% tax on distributable retained earnings (after statutory legal reserves) to the extent that such earnings are not distributed prior to the end of the subsequent year. This undistributed earnings surtax is determined in the subsequent year when the distribution plan relating to earnings attributable to the prior year is approved by a company's stockholders and is payable in the subsequent year. As there are currently no plans to declare or make distributions, Taiwan SemiLEDs will likely pay such taxes, as long as it continues to record positive distributable earnings.

              Companies in Taiwan that conduct business in certain industries promoted by the Taiwan government, including the semiconductor and LED industries, may also be eligible for preferential tax treatment under the Statute for Upgrading Industries even though such statute was abolished on May 12, 2010. Under the Statute for Upgrading Industries, Taiwan SemiLEDs is entitled to a five-year tax exemption for income attributable from the use of equipment that we previously purchased to manufacture blue and green LED wafers and LED chips funded in whole or in part by proceeds from its initial capital investments and subsequent capital increases. Such tax exemption is available either to the shareholder of Taiwan SemiLEDs or, if we so determine, to Taiwan SemiLEDs itself. We have received approval from the tax authorities to utilize this five-year exemption. This five-year exemption period must begin within four years following the date on which we commenced commercial production using such equipment, which was November 30, 2009. We are required to inform the tax authorities by November 30, 2011 of the designated year from which we will begin using such exemption. As such, the final date on which we can choose to use this exemption would be our fiscal year beginning September 1, 2013, and in this case, this exemption would expire on August 31, 2018.

              In addition, Taiwan SemiLEDs enjoys certain tax credits under the Statute for Upgrading Industries ranging from 7% to 11% for investments in automation equipment and technology made prior to December 31, 2009 as well as tax credits of 30% for research and development expenses incurred prior to December 31, 2009, both of which can be applied over a period of five years. Such tax credits cannot exceed 50% of income tax payable for that year, and unused credits can be carried over for four years and be fully applied in the last year of carry-over. As of August 31, 2010, Taiwan SemiLEDs had unused tax credits of $0.6 million, which will begin expiring in the years ending August 31, 2013 and 2014. In 2010, Taiwan SemiLEDs utilized tax credits of $0.9 millon to offset income tax payable in the year ended August 31, 2010. In addition, Taiwan SemiLEDs has received preliminary approval from the tax authorities to enjoy tax credits of up to 20% under the Statute for Upgrading Industries for our prior investments in township areas in Taiwan with limited resources or with slow development, which can be applied over a period of four years. We are still in the process of applying for the final approval for the application of such tax credit.

              According to the newly enacted Statute for Industrial Innovation, which came into effect on May 12, 2010, a Taiwan company is entitled to apply for a tax credit of up to 15% of the aggregate amount invested in research and development if the amount of such credit does not exceed 30% of its income tax payable for that year. Any unused credit cannot be carried over to later years. This law changed the tax regime that was in effect under the Statute for Upgrading Industries, which was abolished on May 12, 2010. Although the Statute for Industrial Innovation became effective in May 2010, the applicable tax incentives under this new tax regime can be retroactively applied from January 1, 2010. Taiwan SemiLEDs may be entitled to such tax credits under the Statute for Industrial Innovation to offset its income tax payable from the year ending August 31, 2010 through the year ending August 31, 2019.

              As of August 31, 2010, SBDI had unused net operating loss carryforwards of approximately $2.5 million, which will begin expiring in various amounts in the year ending August 31, 2017. Pursuant to the Taiwan Income Tax Act, as amended on January 21, 2009, net operating loss carryforwards can be carried forward for a period of ten years. In 2010, Taiwan SemiLEDs fully utilized net operating loss carryforwards from prior years of $5.8 million to offset taxable income in the year ended August 31, 2010.

              In addition, in accordance with the Taiwan Income Tax Act, dividends distributed by companies incorporated in accordance with the Taiwan Company Act shall be deemed as income derived from sources in Taiwan and income taxes shall be levied on the shareholders receiving such dividends. In the event that a Taiwan incorporated company distributes dividends to its foreign shareholders, it will be required to withhold tax payable by the foreign shareholders at the time of payment at a rate of 20% or a lower tax treaty rate if applicable. Therefore, dividends received from Taiwan SemiLEDs, if any, will be subjected to withholding tax under Taiwan law.

Critical Accounting Policies and Estimates

              We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or US GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current and other conditions, our expectations regarding our future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates.

              We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

  Revenue Recognition

            Our revenues are derived substantially from the sale of our LED chips and, to a lesser extent, from the sale of our LED components. We sell a large portion of our products to distributors, who in turn sell our products to their customers, which include both packaging customers that package our LED chips and to end-user customers that manufacture general lighting devices.

              We recognize revenue on sales of our products when persuasive evidence of an arrangement exists, the price is fixed or determinable, ownership and risk of loss has transferred and collection of the sales proceeds is probable. We obtain written purchase authorizations from our customers as evidence of an arrangement and these authorizations generally provide for a specified amount of product at a fixed price. We typically consider delivery to have occurred at the time of shipment, unless otherwise agreed in the applicable sales terms, as this is generally when title and risk of loss for the products passes to the customer.

              We provide our customers with limited rights of return for non-conforming shipments and product warranty claims. Based on historical return percentages and other relevant factors, we estimate our potential future exposure on recorded product sales and record a provision against revenues when deemed appropriate. If we enter into an arrangement that contains more specific rights of return or acceptance provisions, revenues are deferred until the rights or provisions lapse. To date, our product returns and the related estimated sales returns have been insignificant. Our revenue recognition policy is generally the same whether we sell to packagers, end-customers or distributors as we do not provide any special rights to any class of customer.

              The evaluation of the above revenue recognition criteria requires significant management judgment. For instance, we use judgment to assess collectibility based on factors such as credit-worthiness and past collection history. If we determine that collection of a payment is not reasonably assured, revenue recognition is deferred until the time collection becomes reasonably assured, which is generally upon receipt of payment. We also use judgment to assess whether a price is fixed or determinable by reviewing contractual terms and conditions related to payment terms. In addition, we estimate sales returns and allowances on product sales which are based on historical sales returns, allowances, market activity, and other known or anticipated trends and factors. These estimates are subject to management judgment and actual results could be different from our estimates which could result in future adjustments to our revenues and operating results.

  Stock-Based Compensation

            We account for our stock options granted to employees utilizing a fair value method of accounting which requires us to measure the cost of employee services received in exchange for the stock options based on the estimated grant date fair value of those options. The fair value of the stock options is estimated using the Black-Scholes option-pricing model. The resulting expense is recognized over the period during which an employee is required to provide service in exchange for the award, or the vesting period, which for our stock option grants has generally been four years.

              We account for stock options issued to nonemployees based on their estimated fair value which is also determined using the Black-Scholes option-pricing model. However, the fair value of the stock options granted to nonemployees is remeasured each reporting period through the vesting date, and the resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

              The Black-Scholes option-pricing model requires inputs for the expected term, expected volatility and risk-free interest rate for each option grant. Further, the forfeiture rate also affects the amount of aggregate compensation that we are required to record as an expense. These inputs are subjective and generally require significant judgment.

              The expected term for options granted to our employees is derived from historical data on employee exercises and post-vesting employment termination behavior after taking into account the contractual life of the options. Our expected volatility is derived from the historical volatilities of several unrelated public companies within our industry over a period approximately equal to the expected term of each option grant because we have no trading history and, therefore, very limited information on the volatility of the fair value of our common stock. When making the selections of our industry peer companies to be used in the volatility calculation, we also considered the stage of development and size of potential comparable companies, among other factors. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of each option grant.

              The fair value of the options granted during the years ended August 31, 2008, 2009 and 2010 were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Years Ended August 31,
Assumptions	2008	2009	2010
Risk-free interest rates (%)	3.4	2.3	2.7
Expected term (in years)	5.8	5.9	6.2
Dividend yield (%)	0	0	0
Expected volatility (%)	61.6	61.6	69.3

              If, in the future, we determine that another method for calculating these input assumptions is more reasonable, or if another method is prescribed by authoritative guidance, the fair value calculations for future grants of stock options could change significantly. In that regard, higher volatility and longer expected lives generally result in an increase in the fair value of a stock option which would result in an increase to our stock-based compensation expense. We will continue to use judgment in evaluating the expected term and expected volatility on a prospective basis and incorporating these factors into the Black-Scholes option-pricing model.

              We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Quarterly changes in the estimated forfeiture rate can have a significant effect on reported stock-based compensation expense, as the cumulative effect of adjusting the rate for all expense amortization is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the consolidated financial statements. To date, we have not recognized any significant adjustments to our stock-based compensation as a result of forfeiture revisions. We will also continue to use judgment in evaluating the forfeiture rate related to our stock-based compensation.

              The following table summarizes, by grant date, the number of shares of common stock subject to options granted to employees since September 1, 2008, the associated per share exercise price, estimated fair value of our common stock and the aggregate grant date fair value for each grant:

Grant Date	Number of Options Granted	Exercise Price	Fair Value Per Share of Common Stock	Aggregate Grant Date Fair Value
September 1, 2008	221,771	$0.84	$0.28	$25,000
November 1, 2008	14,999	0.91	0.28	2,000
February 15, 2009	4,642	0.91	0.28	1,000
March 1, 2009	71,428	0.91	0.28	8,000
February 10, 2010	120,795	0.91	7.70	822,000
July 23, 2010	14,285	8.96	8.96	67,000

              In addition to the options granted above, we granted options to purchase 2,857 shares on September 1, 2008, 1,785 shares on February 10, 2010 and 1,785 shares on May 2, 2010 with exercise prices of $0.84, $0.91 and $0.91 per share, respectively, to our nonemployees. We determined that the fair value of the underlying common stock on these dates was $0.28, $7.70 and $8.96 per share, respectively. The total amount of expenses associated with these grants was not determinable on the dates of the grants or the date of this prospectus as they are subject to periodic remeasurement.

              Also required for the calculation of the fair value of our stock options is the fair value of the underlying common stock. Given the absence of an active market for our common stock, our board of directors determined the fair value of our common stock for our grants of stock options. Our board of directors determined the fair value of our common stock based in part on an analysis of relevant metrics, including some or all of the following for each grant date:

  •
  the nature of our business and our history;

  •
  the overall economic outlook, and the condition and outlook of our industry;

  •
  the financial condition of our business;

  •
  the future earning capacity of our business;

  •
  the market value of public companies engaged in the same or similar lines of business;

  •
  experience of our management team;

  •
  management projections of future cash flows;

  •
  working capital requirements; and

  •
  future capital expenditures.

              Our board determined the fair value of our common stock in part by using contemporaneous and retrospective valuations based on the market approach and the income approach to estimate our aggregate enterprise value at each valuation date. The market approach measures the enterprise value of a company through the analysis of different market variables of comparable companies. Consideration is given to the financial condition and operating performance of the company being valued relative to those of publicly traded comparable companies. When choosing the comparable companies to be used for the market approaches, we focused on companies in our industry or a similar line of business that had similar characteristics. Some of the other criteria used to select our comparable companies included the business description, business size, projected growth, financial condition and historical earnings. The income approach measures the enterprise value of a company using a discounted cash flow analysis which determines the present value of a company's future economic benefits by applying an appropriate risk-adjusted discount rate to expected cash flows, based on forecasted revenues and costs. The discount rate used is the weighted average cost of interest-bearing debt and equity capital. Cash flows are forecasted for a discrete period of years and then projected to grow at a constant rate in perpetuity. We prepared a financial forecast for each valuation to be used in the computation of the enterprise value for the income approaches. The financial forecasts took into account our past experience and future expectations. The risks associated with achieving these forecasts were assessed in selecting the appropriate discount rate. The enterprise values for the market approach and the income approach were then weighted based the valuation purpose, availability of data and possibility of future scenarios for our company.

              In order to determine the fair value of our common stock, the enterprise value determined from the market approach and income approach at each valuation date was allocated to the shares of convertible preferred stock and shares of common stock using an option-pricing methodology. The option-pricing method treats common stock and convertible preferred stock as call options on the total equity value of a company. When a liquidity event, such as a strategic sale, merger or initial public offering occurs and the total equity value of a company is less than the amount of debt owed plus the total liquidation preference of a company's convertible preferred stock, the value of the common stock is zero. However, if the total equity value is greater than the liquidation preference of the convertible preferred stock, the common and convertible preferred stock share equally in the value of each dollar of total equity value greater than the total liquidation preference.

              The option-pricing methodology uses the Black-Scholes option-pricing model to price the call options. This model defines the securities' fair values as functions of the current fair value of a company and uses assumptions such as the anticipated holding period and the estimated volatility of the equity securities. The anticipated holding period utilized in these valuations was based on then-current plans and estimates of our board of directors and management. Estimates of the volatility of our stock were based on available information on the volatility of the capital stock of our comparable publicly traded companies. This approach is consistent with the methods outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

              Our board of directors determined the fair value of our common stock underlying our stock options on each stock option grant date and, in doing so, considered several factors, including the review of independent valuation reports and developments in our business. The independent valuations were as of measurement dates that were not the same as the dates of our stock option grants but were sufficiently close to the stock option grant dates such that the resulting fair values of the underlying common stock determined in the independent valuations were an appropriate approximation of the fair values of the underlying common stock on the stock option grant dates during the intervening periods. In making that determination, our board of directors considered whether there were any changes in the relevant metrics utilized in the independent valuations during the intervening periods that would have a significant impact on the resulting fair values of the underlying common stock and determined that there were none, except in 2010 when our board of directors obtained a retrospective valuation as of February 2010 to assist with evaluating these changes, as discuss further below. The independent valuations include significant assumptions including risk-adjusted discount rates, non-marketability discounts as a result of being a private company, and an estimated holding period until a liquidity event. The risk-adjusted discount rates utilized in the valuations were based on a several factors, including date specific risk-free borrowing rates, debt borrowing rates, debt and equity relationships for companies in the industry, the size of our company in relation to other publicly traded companies in our industry, expected additional return rates above the risk-free rate, risks specific to us, industry and economic conditions and expectations, and return rates for other companies in similar early stages of the business life cycle. The non-marketability discount was determined utilizing a protective put analysis, which included holding period considerations, risk-free rates as of the date of the valuations, and the volatility of the stock prices of comparable public companies in the industry. The estimates of the holding period for a liquidity event were based on expectations for revenue levels, profitability levels, and market conditions that would dictate the most likely liquidity scenario as determined by our board of directors. The independent valuations incorporated into the valuations performed by our board of directors and the intervening changes between valuations are discussed below.

              August 31, 2008 contemporaneous valuation.    The contemporaneous valuation as of August 31, 2008 determined a fair value of our common stock of $0.28 per share. The valuation used a risk-adjusted discount rate of 21.6%, a non-marketability discount of 35.5% and an estimated holding period of three years from the valuation date. In order to determine the aggregate enterprise value, the valuation was weighted between the market approach and the income approach with 85% of the enterprise value determined utilizing the income approach being combined with 15% of the enterprise value determined utilizing the market approach. Based on this valuation and other factors, our board of directors determined that the fair value of the common stock for our stock option grants on September 1, 2008, November 1, 2008, February 15, 2009 and March 1, 2009 to be $0.28 per share, however, set the exercise prices at $0.84 per share for the stock options granted on September 1, 2008 and $0.91 per share for the stock options granted on the other dates.

              August 31, 2009 contemporaneous valuation.    The contemporaneous valuation as of August 31, 2009 determined a fair value of our common stock of $0.28 per share. The valuation used a risk-adjusted discount rate of 25.4%, a non-marketability discount of 42.4% and an estimated holding period of three years from the valuation date. The increase in the risk-adjusted discount rate from the August 31, 2008 valuation was due to additional specific risks facing our business, including meeting higher projected future profitability. The increase in the non-marketability discount from the August 31, 2008 valuation was due primarily to increased volatility in the industry. There was no change to the estimated holding period due primarily to the decline in the global financial markets and related expectations of our board of directors on a liquidity event. Due in part to a decline in our financial performance and combined with the overall downturn in the global financial markets, the contemporaneous valuation also relied solely on the income approach and, therefore, was not weighted among the market and income approaches. Based on this valuation and other factors, our board of directors initially determined that the fair value of the common stock for our stock option grants on February 10, 2010 and May 2, 2010 to be $0.28 per share. However, the board of directors set the exercise price at $0.91 per share for these stock options. As a result of a retrospective valuation performed as of February 28, 2010 and a contemporaneous valuation performed as of May 31, 2010 discussed further below, the fair value of the underlying common stock for stock options granted in February and May 2010 were subsequently increased, as detailed further below, for the calculations of our stock-based compensation for these options.

              February 28, 2010 retrospective valuation.    The retrospective valuation as of February 28, 2010 determined a fair value of our common stock of $7.70 per share. The valuation used a risk-adjusted discount rate of 28.7%, a non-marketability discount of 22.3% and an estimated holding period of nine months from the valuation date. The increase in the risk-adjusted discount rate from the August 31, 2009 valuation was due to an assessment made by our board of directors that we faced additional, specific risks and meeting higher projected future profitability. The decrease in the non-marketability discount from the August 31, 2009 valuation was due primarily to a decrease in the expected time to a liquidity event as a result of the expectations of our board of directors regarding an initial public offering, which decreased the time to expiration in the protective put calculations. In order to determine the aggregate enterprise value, the valuation was weighted between the market approach and the income approach with 80% of the enterprise value determined utilizing the income approach being combined with 20% of the enterprise value determined utilizing the market approach. Significant developments in our business that contributed to the increase in the fair value of our common stock during the period from the date of our August 31, 2009 contemporaneous valuation included our entering into a number of joint ventures, including China SemiLEDs during this intervening period. Based on this retrospective valuation and other factors, our board of directors reassessed the fair value of the underlying common stock for the stock options granted on February 10, 2010 and determined that the fair value was $7.70 per share. Accordingly, the fair value of the underlying common stock was subsequently increased to $7.70 per share for the calculations of our stock-based compensation for the stock options granted on February 10, 2010.

              May 31, 2010 contemporaneous valuation.    The contemporaneous valuation as of May 31, 2010 determined a fair value of our common stock of $8.96 per share. The valuation used a risk-adjusted discount rate of 29.5%, a non-marketability discount of 13.4% and an estimated holding period of five months from the valuation date. The slight increase in the risk-adjusted discount rate from the February 28, 2010 valuation was due to changes in industry and market conditions. The decrease in the non-marketability discount from the February 28, 2010 valuation was due to a decrease in the expected time to a liquidity event, which decreased the time to expiration in the protective put calculations, and also due to lower reported volatility in the industry. In order to determine the aggregate enterprise value, the valuation was weighted between the market approach and the income approach with 80% of the enterprise value determined utilizing the income approach being combined with 20% of the enterprise value determined utilizing the market approach. Significant developments in our business that contributed to the increase in the fair value of our common stock during the period from the date of our February 28, 2010 retrospective valuation included (i) a Series E convertible preferred stock offering which resulted in the receipt of $15.0 million in proceeds, which provided us with resources to support our growth plan, (ii) our move toward a potential initial public offering, followed by informal discussions with potential underwriters in March 2010 and formal discussions with potential underwriters in April 2010, and (iii) the increase in our levels of staff, including the addition of key management employees, during this period. Based on this valuation and other factors, our board of directors determined the fair value of the underlying common stock for stock options granted in May 2010 to be $8.96 per share. Accordingly, the fair value of the underlying common stock was subsequently increased to $8.96 per share for the calculations of our stock-based compensation for the stock options granted on May 2, 2010. In addition, our board of directors determined that the fair value of the underlying common stock for the stock option grant on July 23, 2010 to also be $8.96 per share as there were no specific events during this intervening period that would cause the fair value for the common stock to change.

              There is inherent uncertainty in these estimates and if we had made different assumptions than those described above, the amount of our stock-based compensation expense, net income (loss) and net income (loss) per share amounts could have been significantly different.

              We recorded stock-based compensation expense of $0 for the year ended August 31, 2009 and $0.2 million for the year ended August 31, 2010. As of August 31, 2010, we had $0.8 million of unrecognized stock-based compensation expense related to employee stock options granted under our 2005 Equity Incentive Plan, which is expected to be recognized over an average period of 1.8 years. As of August 31, 2010, we had 25,354 stock options outstanding held by our nonemployee consultants, of which 5,177 had not yet vested. The recognition of future compensation expense for these nonemployee stock options are subject to future fluctuations in the fair value of our common stock and various other assumptions. In future periods, our stock-based compensation expense is expected to increase as a result of our existing unrecognized stock-based compensation and as we issue additional stock-based awards to continue to attract and retain employees and nonemployee directors.

              Based on an assumed initial public offering price of $15.50 per share (the mid-point of the price range set forth on the cover page of this prospectus), the intrinsic value of the outstanding options as of August 31, 2010 was $7.3 million, of which $0.6 million related to vested stock options.

  Inventory Valuation

            Inventories consist of raw materials, work in process and finished goods and are stated at the lower of cost or market value. We determine cost using a weighted average. At each balance sheet date, we evaluate our ending inventories for excess quantities and obsolescence and we write-down our inventory to its estimated market value based upon an aging analysis of the inventory on hand and assumptions about future demand. Our estimation of future demand is primarily based on the backlog of customer orders as of the balance sheet date and projections based on our actual historical sales trends and customers' demand forecast. Once written down, inventories are carried at this lower amount until sold or scrapped. We also establish a reserve for items that are considered obsolete based upon changes in customer demand, manufacturing process changes or new product introductions that may eliminate demand for the product. There is significant judgment involved with the estimates of excess and obsolescence and the related reserves and if our estimates regarding customer demand or other factors are inaccurate or actual market conditions or technological changes are less favorable than those estimated by management, additional future inventory write-downs may be required that could adversely affect our operating results. Inventory write-downs to market value during the years ended August 31, 2008, 2009 and 2010 were $0.1 million, $0.8 million and $0, respectively.

  Allowance for Doubtful Accounts

            Trade accounts receivable are recorded at invoiced amounts, net of our estimated allowances for doubtful accounts. The allowance for doubtful accounts is estimated based on an assessment of our ability to collect on customer accounts receivables. We regularly review the allowance by considering certain factors such as historical experience, industry data, credit quality, age of accounts receivable balances and current economic conditions that may affect a customer's ability to pay. In cases where we are aware of circumstances that may impair a specific purchaser's ability to meet their financial obligations to us, we record a specific allowance against amounts due from the customer and thereby reduce the net recognized receivable to the amount we reasonably believe will be collected. There is judgment involved with estimating our allowance for doubtful accounts and if the financial condition of our customers were to deteriorate, resulting in their inability to make the required payments, we may be required to record additional allowances or charges against revenues. Charges to bad debt expense during the years ended August 31, 2008, 2009 and 2010 were $0.1 million, $0 and $0.1 million, respectively.

  Income Taxes

            We are subject to income taxes in both the United States and foreign jurisdictions. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. These estimates and judgments about our future taxable income are based on assumptions that are consistent with our future plans. We had recorded a full valuation allowance on our net deferred tax assets as of August 31, 2009 and a partial valuation allowance on our net deferred tax assets as of August 31, 2010 due to uncertainties related to our ability to utilize them in the foreseeable future. These deferred tax assets primarily consist of certain net operating loss carryforwards and research and development tax credits. Deferred tax assets that are not fully offset by a valuation allowance are more likely than not to be realized. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted.

              Since inception, we have incurred operating losses and, accordingly, we have not recorded a significant provision for income taxes for any of the periods presented. Accordingly, there have not been significant changes to our provision for income taxes during the years ended August 31, 2008, 2009 and 2010.

              As of August 31, 2009 and 2010, we had U.S. federal net operating loss carryforwards of $1.0 million and $1.2 million, respectively, and state net operating loss carryforwards of $0.5 million and $0.5 million, respectively. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been offset, either fully or partially depending on our expectations, by a valuation allowance. If not utilized, the federal net operating loss and tax credit carryforwards will expire beginning in year ending August 31, 2025 and the state net operating loss will begin expiring in year ending August 31, 2017. Utilization of these net operating losses and credit carryforwards may be subject to an annual limitation due to applicable provisions of the Internal Revenue Code of 1986, as amended, and state and local tax laws if we have experienced an "ownership change" in the past, or if an ownership change occurs in the future, including, for example, as a result of the shares issued in this offering aggregated with certain other sales of our stock before or after this offering. We had total tax loss carryforwards in Taiwan as of August 31, 2010 of $2.5 million, which will begin expiring in various amounts in year ending August 31, 2017. In accordance with the Taiwan Income Tax Act amended in January 2009, net operating losses as determined by the tax authorities would be carried forward to deduct from future taxable income for ten consecutive years. Such amendment is effective for us beginning September 1, 2009, and extends the period of tax loss carryforwards. In 2010, Taiwan SemiLEDs fully utilized net operating loss carryforwards from prior years of $5.8 million to offset taxable income in the year ended August 31, 2010.

  Useful Life of Property, Plant and Equipment

            Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful life of our property, plant and equipment in order to determine depreciation expense to be recorded each reporting period based on similar assets purchased in the past and our historical experience with such similar assets, as well anticipated technological or market changes. The estimated useful life of our property, plant and equipment directly impacts the timing of when our depreciation expense is recognized. There is significant judgment involved with estimating the useful lives of our property, plant and equipment, and a change in the estimates of such useful lives could cause our depreciation expense in future periods to increase significantly.

  Impairment of Long-Lived Assets

            We assess impairment of our property, plant and equipment and intangible assets when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances such as the discontinuation of a product or product line, a sudden or consistent decline in the forecast for a product, changes in technology or in the way an asset is being used, a history of negative operating cash flow, or an adverse change in legal factors or in the business climate, among others, may trigger an impairment review.

              Impairment exists if the carrying amounts of such assets exceed the estimates of undiscounted cash flows expected to be generated from the use and the eventual disposal of the asset. Should impairment exist, impairment loss is recognized in the consolidated statements of operations based on the excess of the carrying amount of the asset over the estimated fair value of the asset. Although our cash flow forecasts are based on assumptions that are consistent with our plans, there is significant judgment involved in determining the cash flow attributable to a long-lived asset over its estimated remaining useful life. The use of different assumptions would increase or decrease estimated undiscounted future operating cash flows and could impact the determination that an impairment exists. We have not recognized any impairment charges during the years ended August 31, 2008, 2009 and 2010.

Results of Operations

              The following table sets forth, for the periods presented, our consolidated statements of operations. In the table below and throughout this "Management's Discussion and Analysis of Financial Condition and Results of Operations," the following consolidated statement of operations data for the years ended August 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The information contained in the table below should be read in conjunction with our consolidated financial statements and notes thereto beginning on page F-1 of this prospectus. The historical results presented below are not necessarily indicative of the results that may be expected for any future period:

	Years Ended August 31,
	2008		2009		2010
	$	% of revenue	$	% of revenue	$	% of revenue
	(in thousands)
Consolidated Statement of Operations:
Revenues, net	$14,749	100.0%	$11,551	100.0%	$35,763	100.0%
Cost of revenues	11,681	79.2	11,019	95.4	19,640	54.9

Gross profit	3,068	20.8	532	4.6	16,123	45.1

Operating expenses:
Research and development	1,935	13.1	2,452	21.2	1,726	4.8
Selling, general and administrative	2,320	15.7	2,568	22.2	3,228	9.0

Total operating expenses	4,255	28.8	5,020	43.4	4,954	13.8

Income (loss) from operations	(1,187)	(8.0)	(4,488)	(38.8)	11,169	31.3
Other income (expense):
Loss from unconsolidated entities	—	—	—	—	(313)	(0.9)
Interest income (expense), net	41	0.3	215	1.8	(29)	(0.1)
Other income, net	37	0.2	—	—	349	1.0
Foreign currency transaction gain (loss)	295	2.0	580	5.0	(81)	(0.2)

Total other income (expense), net	373	2.5	795	6.8	(74)	(0.2)

Income (loss) before provision for income taxes	(814)	(5.5)	(3,693)	(32.0)	11,095	31.1
Provision for income taxes	—	—	—	—	267	0.8

Net income (loss)	$(814)	(5.5)	$(3,693)	(32.0)	$10,828	30.3

Year Ended August 31, 2010 Compared to Year Ended August 31, 2009

  Revenues, net

            Our revenues increased by approximately 209.6% from $11.6 million for the year ended August 31, 2009 to $35.8 million for the year ended August 31, 2010. The $24.2 million increase in revenues reflects a $18.6 million increase in revenues attributable to sales of LED chips and a $5.3 million increase in revenues attributable to sales of LED components.

              The increase in revenues attributable to sales of LED chips was due to a 171.0% increase in the volume of LED chips sold and a 10.2% increase in the average selling price of LED chips as we introduced new, higher-priced models starting in December 2009.

              The increase in revenues attributable to sales of LED components was due to a 226.6% increase in the volume of LED components sold due to increased customer demand for our LED components, which was offset in part by a 2.9% decrease in average selling price of LED components due to continued market competition and the general trend of lower average selling prices for products that have been available in the market for some time.

              The significant increase in volume of LED chips and LED components sold was primarily due to increased end-user demand as a result of increased economic activity in calendar year 2010, as the global economy began to recover from a significant financial and economic downturn which began in late calendar year 2008 and which continued through most of calendar year 2009, and also due to our ability to ramp up our production capacity and produce LED chips and LED components that met our customers' demand and technical specifications.

              Recovery in government, consumer and corporate spending began to occur in certain countries beginning in the summer of calendar year 2009 and continued to gain pace in each of the quarters in calendar year 2010. We believe that we had benefited in particular, as the improvement in economic conditions and increased business activity and growth was more pronounced in countries where a significant majority of our customers are based, such as in the northern Asian countries of China, Taiwan and Korea as well as in Russia. We believe that the increase in government spending in particular, was a result of significant government financial stimulus programs initiated by various governments worldwide. We believe that our revenues increased in part from such government initiatives, particularly in China, as many of the end-users of our LED products were government led or government sponsored. The number of customers that we sold our products to increased from 227 customers during the year ended August 31, 2009 to 360 customers during the year ended August 31, 2010.

  Cost of Revenues

            Our cost of revenues increased by 78.2% from $11.0 million for the year ended August 31, 2009 to $19.6 million for the year ended August 31, 2010. Cost of revenues as a percentage of revenues decreased from 95.4% in the year ended August 31, 2009 to 54.9% in the year ended August 31, 2010, primarily as a result of improved production yields and capacity utilization due to the significant increase in the volume of products sold.

              The $8.6 million increase in our cost of revenues was primarily due to a 131.3% increase in materials cost, a 108.4% increase in our overhead expenses, a 93.8% increase in our direct labor costs and a 11.0% increase in our depreciation expenses. Such increases all were a result of our continued ramp up of our business and operations and a result of the increase in our revenues from a significant increase in the volume of products manufactured and sold to meet increased customer demand. Depreciation expenses increased as we continued to purchase machinery and equipment to expand our manufacturing capacity. Direct labor costs increased, as we had 380 employees engaged in manufacturing activities as of August 31, 2010, compared with 180 employees as of August 31, 2009.

  Gross Profit

            Our gross profit increased significantly from $0.5 million for the year ended August 31, 2009 to $16.1 million for the year ended August 31, 2010. Our gross margin percentage increased from 4.6% for the year ended August 31, 2009 to 45.1% for the year ended August 31, 2010, primarily due to improved capacity utilization as we operated at or near full capacity as a result of increased customer demand for our LED chips and LED components, a change in our product mix to higher margin products and improved production yields.

  Operating Expenses

              Research and development.    Our research and development expenses decreased by 29.6% from $2.5 million for the year ended August 31, 2009 to $1.7 million for the year ended August 31, 2010. The decrease was mainly attributable to the completion of a government sponsored research and development project, the recognition of grants from the Taiwan Ministry of Economic Affairs for the project, which were recorded as an offset against our research and development expenses, and the resulting decrease in salaries attributable to research and development functions of $0.5 million as we reassigned certain of our research and development personnel to other functions. The decrease was also attributable to decreases in repairs and maintenance expenses of $0.2 million, engineering charges related to product design and testing of $0.1 million, and materials and supplies of $0.1 million.

              The decrease was offset in part by an increase in depreciation expenses of $0.1 million and an increase in utilities cost of $0.1 million, as a result of our continued research and development efforts to improve yields and to develop improved LED chips and LED components. Our research and development expenses as a percentage of our revenues decreased from 21.2% for the year ended

August 31, 2009 to 4.8% for the year ended August 31, 2010. Although the aggregate amount spent on research and development was lower, the percentage of research and development expenses as a portion of revenues decreased significantly as revenues increased significantly. The number of employees allocated to research and development functions decreased by 11 employees.

              Selling, general and administrative.    Our selling, general and administrative expenses increased by 25.7% from $2.6 million for the year ended August 31, 2009 to $3.2 million for the year ended August 31, 2010. The increase was mainly attributable to an increase in salary related expenses of $0.5 million for the year ended August 31, 2010, offset in part by a decrease in lease expenses of $0.1 million as a result of the relocation of our manufacturing facilities and operations to a newly acquired building. The increase in salary related expenses was primarily due to the hiring of additional employees for sales, marketing and administrative functions to accommodate the growth and increased activity of our business.

  Other Income (Expense)

              Loss from unconsolidated entities.    We did not record any loss from unconsolidated entities for the year ended August 31, 2009 as we did not have any such entities during such time. We recorded a loss from unconsolidated entities of $0.3 million for the year ended August 31, 2010, which was attributable primarily to the recognition of our portion of the net loss from SILQ and China SemiLEDs. These entities were in an early development stage and have not had any material operations to date. The increase in our loss from unconsolidated entities was mainly due to administrative and start-up costs for such entities.

              Interest income (expense), net.    We recorded net interest income of $0.2 million for the year ended August 31, 2009, as compared to a net interest expense of $0 for the year ended August 31, 2010. Our interest income decreased primarily as a result of a decline in interest rates earned on our time deposits from an annual percentage rate of 2.3% for the year ended August 31, 2009 to an annual percentage rate of 0.3% for the year ended August 31, 2010 as a result of significant decreases in market interest rates. The increase in interest expense was primarily due to additional long-term borrowings incurred towards the end of the year ended August 31, 2009 in connection with our acquisition of a building and MOCVD reactors during the year ended August 31, 2010.

              Other income, net.    We did not record any other income or loss for the year ended August 31, 2009. We recorded other income, net of $0.3 million for the year ended August 31, 2010, which was attributable to a gain from a bargain purchase that arose from the acquisition of SBDI in April 2010, as the consideration paid for the acquisition was less than the fair value of the assets acquired at the time of our acquisition.

              Foreign currency transaction gain (loss).    We recorded a foreign currency transaction gain of $0.6 million for the year ended August 31, 2009 and a foreign currency transaction loss of $0.1 million for the year ended August 31, 2010, primarily due to the appreciation of the NT dollar against the U.S. dollar.

  Provision for Income Taxes

              Income tax expense.    We did not record any income tax expense for the year ended August 31, 2009, as we recorded a loss before income taxes during the period. We recognized an income tax expense of $0.3 million for the year ended August 31, 2010 despite having utilized available tax loss carryforwards and tax credits as we were subject to a 10% alternative minimum tax under Taiwan's AMT Act and a 10% undistributed retained earnings tax.

Year Ended August 31, 2009 Compared to Year Ended August 31, 2008

  Revenues, net

            Our revenues decreased by 21.7% from $14.7 million for the year ended August 31, 2008 to $11.6 million for the year ended August 31, 2009. The $3.2 million decrease in revenues reflects a $4.0 million decrease in revenues attributable to sales of LED chips, which was offset in part by a $1.1 million increase in revenues attributable to sales of LED components. The decrease in revenues attributable to sales of LED chips was due to a 31.7% decrease in the volume of LED chips sold, which was offset in part by a 6.2% increase in average selling price. The increase in revenues attributable to LED components resulted from a 127.4% increase in the volume of LED components sold, which was offset in part by a 12.3% decrease in average selling price.

              The decrease in volume of LED chips sold primarily resulted from a significant decline in end-user demand due to the global economic recession which began in the fall of calendar year 2008. The decrease also resulted from our decision to limit sales of products to certain customers as we were concerned with the credit risk during the financial crises. The slight increase in the average selling price for our LED chips was a result of our introduction of new LED chips throughout this period which demonstrated significantly higher efficacy in terms of lumens per watt.

              The volume of LED components increased as a result of the ramp up of our LED component business during calendar year 2008 and also as a result of a significant order in calendar year 2009 from one customer for a defined project. The decrease in the average selling price resulted from general decreases in the average selling price for LED components as a result of increased market competition.

  Cost of Revenues

            Our cost of revenues decreased by 5.7% from $11.7 million for the year ended August 31, 2008 to $11.0 million for the year ended August 31, 2009. Cost of revenues as a percentage of revenues increased from 79.2% for the year ended August 31, 2008 compared to 95.4% for the year ended August 31, 2009.

              The decrease in our cost of revenues was primarily due to a 15.1% decrease in materials cost and a 9.6% decrease in overhead expenses as a result of the decrease in the volume of LED chips sold, offset in part by the increase in the volume of LED components sold. Direct labor costs increased slightly by 2.7%, as we continued to hire additional manufacturing staff. We had 180 employees engaged in manufacturing activities as of August 31, 2009, compared with 172 employees as of August 31, 2008.

  Gross Profit

            Our gross profit decreased by 82.7% from $3.1 million for the year ended August 31, 2008 to $0.5 million for the year ended August 31, 2009. Our gross margin percentage decreased from 20.8% for the year ended August 31, 2008 to 4.6% for the year ended August 31, 2009 due to the decline in sales volumes of LED chips, as well as the decrease in the average selling prices for our LED components. The decrease was also due to low capacity utilization in 2009 primarily as a result of the relocation of our manufacturing facilities and operations to a newly acquired building which relocation commenced in May 2009 and was completed in July 2009. In addition, we also experienced lower production yields as a result of our efforts in implementing new manufacturing processes to increase the performance of our LED chips.

  Operating Expenses

              Research and development.    Our research and development expenses increased by 26.7% from $1.9 million for the year ended August 31, 2008 to $2.5 million for the year ended August 31, 2009.

The increase was due to our participation in a government sponsored research and development project, resulting in an increase in salaries attributable to research and development of $0.2 million, an increase in materials and supplies used in research and development of $0.2 million, and an increase in the repairs and maintenance costs for research and development related equipment of $0.1 million. Our research and development expenses increased as a percentage of our total revenues from 13.1% to 21.2%, for the years ended August 31, 2008 and 2009, respectively, as a result of the continued increase in our research and development efforts and the lower revenues generated during the year ended August 31, 2009.

              Selling, general and administrative.    Our selling, general and administrative expenses increased by 10.7% from $2.3 million for the year ended August 31, 2008 to $2.6 million for the year ended August 31, 2009. The increase was mainly attributable to an increase in salary related expenses of $0.3 million, an increase in our professional service expenses of $0.2 million for accounting and legal fees and expenses in connection with a settlement of a patent infringement lawsuit, an increase in other expenses of $0.1 million, and an increase in travel related expenses of $0.1 million, partly offset by a decrease in depreciation expenses of $0.3 million and a decrease in allowance for doubtful accounts of $0.1 million.

              The increase in salary related expenses was due to our hiring of additional employees for sales, marketing and administrative functions to accommodate the growth of our business. The travel related expenses increased as a result of increases in travel related expenses as we continued to increase our marketing activities for our expanding business in various jurisdictions. The decrease in depreciation expenses was primarily due to a decrease in the amount of depreciation expenses being allocated to selling, general and administrative expenses because certain production machinery and equipment that had been temporarily idled in calendar year 2008 were put back into operation in calendar year 2009, resulting in such depreciation expenses being allocated to cost of revenues.

  Other Income (Expense)

              Loss from unconsolidated entities.    We did not have any unconsolidated entities in the years ended August 31, 2008 and 2009 and, as such, did not record any income or loss from unconsolidated entities for such years.

              Interest income (expense), net.    We recorded an increase in net interest income of $0.2 million from $0 for the year ended August 31, 2008 to $0.2 million for the year ended August 31, 2009. Our interest income increased primarily as a result of an increase in the principal amount of cash and cash equivalents in time deposits as a result of proceeds from our Series D equity financing. The increase in interest income was offset in part by interest expense incurred with respect to our long-term borrowings.

              Other income, net.    We had other income, net of $0 for the year ended August 31, 2008, primarily related to a gain on the sale of our investment in a joint venture. We did not record other income or loss for the year ended August 31, 2009.

              Foreign currency transaction gain (loss).    Our foreign currency transaction gain increased from $0.3 million for the year ended August 31, 2008 to $0.6 million for the year ended August 31, 2009, primarily due to the appreciation of the U.S. dollar against the NT dollar.

  Provision for Income Taxes

              Income tax expense.    We did not record any income tax expense for the years ended August 31, 2008 and 2009 because we recorded a net loss for both years, accompanied by a full deferred tax valuation allowance.

Unaudited Quarterly Results of Operations

              The following table sets forth our consolidated statement of operations data for each of the eight quarters ended August 31, 2010. This unaudited quarterly information has been prepared on a basis consistent with our audited consolidated financial statements and, in the opinion of management, reflects all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the information for the periods presented. You should read the table in conjunction with our consolidated financial statements and notes thereto included elsewhere in this prospectus. The results of operations for historical periods are not necessarily indicative of the results of operations for any future period.

	Three Months Ended
	November 30, 2008	February 28, 2009	May 31, 2009	August 31, 2009	November 30, 2009	February 28, 2010	May 31, 2010	August 31, 2010
	(in thousands)
Revenues, net	$2,505	$1,970	$2,535	$4,541	$6,705	$7,684	$9,886	$11,488
Cost of revenues	2,034	1,492	3,010	4,483	4,869	4,515	4,846	5,410

Gross profit (loss)	471	478	(475)	58	1,836	3,169	5,040	6,078
Operating expenses:
Research and development	522	433	636	861	571	337	582	236
Selling, general and administrative	476	537	587	968	659	666	919	984

Total operating expenses	998	970	1,223	1,829	1,230	1,003	1,501	1,220

Income (loss) from operations	(527)	(492)	(1,698)	(1,771)	606	2,166	3,539	4,858
Other income (expense):
Loss from unconsolidated entities	—	—	—	—	—	(10)	(159)	(144)
Interest income (expense), net	103	90	16	6	(5)	(6)	(10)	(8)
Other income, net	—	—	—	—	—	—	—	349
Foreign currency transaction gain (loss)	747	704	(1,027)	156	(211)	(141)	27	244

Total other income (expense), net	850	794	(1,011)	162	(216)	(157)	(142)	441

Income (loss) before provision for income taxes	323	302	(2,709)	(1,609)	390	2,009	3,397	5,299
Provision (benefit) for income taxes	—	—	—	—	27	93	151	(4)

Net income (loss)	$323	$302	$(2,709)	$(1,609)	$363	$1,916	$3,246	$5,303

Quarterly Results

              Comparing our revenues on a quarterly basis, we experienced a moderate decrease in revenues from $2.5 million in the three months ended November 30, 2008 to $2.0 million in the three months ended February 28, 2009, primarily as a result of a 51.1% decrease in the volume of LED chips sold, offset in part by an increase in the average selling price of our LED chips. The decrease in volume of LED chips sold was primarily due to a decline in end-user demand as a result of the global economic downturn, which began in late calendar year 2008 and continued through calendar year 2009; however, the impact was offset in part by an increase in the average selling price as we offered higher-priced models of LED chips developed for specialized LED applications allowing us to maintain a gross profit of $0.5 million in the three months ended February 28, 2009.

              Our revenues increased in each of the quarters from May 31, 2009 to August 31, 2010. Revenue increased from $2.5 million in the three months ended May 31, 2009 to $11.5 million in the three months ended August 31, 2010, as the global economy continued to recover from the economic recession. Despite the growth in our revenues, we suffered from lower capacity utilization, primarily attributable to the relocation of our Taiwan manufacturing facilities and operations to a newly acquired building beginning in May 2009 which we completed in July 2009, and as a result of declines in production yields as we implemented new manufacturing processes to enhance the brightness of our LED chips. As a result, we recorded a gross loss of $0.5 million in the three months ended May 31, 2009, and a gross profit of $0.1 million in the three months ended August 31, 2009.

              As a result of improving economic conditions resulting in increased demand, while we have continued to optimize our manufacturing process and expand capacity in Taiwan and have also begun to ramp up utilization of our equipment, beginning in March 2010 we have been operating our manufacturing facilities at or near full capacity. To address continuing improvement in market conditions, we intend to expand our production in Taiwan by further improving utilization of our equipment and by adding additional MOCVD reactors as well as other equipment and tools. In addition, through our introduction of new and higher-priced models of LED chips beginning in December 2009, the average selling price of our LED chips increased over the three months ended February 28, 2010. Through a combination of continued efforts to expand our production capacity, improve yields, and shift our product mix to higher margin products, our gross margin percentage increased from 27.4% in the three months ended November 30, 2009 to 41.2% in the three months ended February 28, 2010. Our gross margin percentage for the three months ended May 31, 2010, which was 51.0%, was higher due to increased sales during the quarter of a category of high performance LED chips with a particularly high average selling price, which contributed to an overall shift in mix for the quarter toward higher margin products. Margin also improved during the three months ended May 31, 2010 due to the sale during the quarter of approximately $0.3 million of scrap material which had no associated cost of revenues. Our gross margin percentage of 52.9% was higher in the quarter ended August 31, 2010 as we continued sales of the category of high performance LED chips while maintaining their particularly high average selling price. Average selling prices of our products are impacted to a significant extent by the stage of our products' life-cycle, with average selling prices being higher early in the life-cycle of a product and prices decreasing over time as products age and new products and higher efficacies are introduced.

              Our research and development expense was higher for the three months ended August 31, 2009 as we commenced pilot run production for LED chips that we designed and developed for a research and development project sponsored by the Taiwan Ministry of Economic Affairs. This phase of the project required high cost materials, such as sapphire and an increased amount of consumables and supplies, as well as cost involved in improving product yield to meet the technical specification in the project. Our research and development expenses then decreased for the three months ended November 30, 2009, primarily because the final phase of this project involved the testing and packaging process, which was not as complex and as costly as the earlier phase, resulting in a decrease in our research and development expenses. Following the completion of the project in November 2009, our research and development expenses decreased further for the three months ended February 28, 2010, primarily because we reassigned certain of our research and development personnel to other functions, resulting in a decrease in salaries attributable to research and development functions and a decrease in other research and development expenses. In addition, in the three months ended February 28, 2010, we recognized a grant from the Taiwan Ministry of Economic Affairs for completing certain stages of the project, which was recorded as an offset against our research and development expenses. Beginning March 2010, we increased our research and development efforts to support our expanded production capacity. Our research and development expenses were lower in the three months ended August 31, 2010, primarily because we recognized a grant of $0.3 million from the Taiwan Ministry of Economic Affairs for completing the final stages of the project, which was recorded as an offset against our research and development expenses.

              Our selling, general and administrative expense was higher in the three months ended August 31, 2009 primarily as a result of legal fees and expenses in connection with a settlement of a patent infringement lawsuit, recording of an allowance for doubtful accounts, and higher sales and marketing efforts. Our selling, general and administrative expense was higher in the three months ended May 31, 2010 primarily due to professional services for market survey valuation and legal services and recording of an allowance for doubtful accounts.

              Based upon all of the foregoing, we believe that quarterly revenues and operating results are likely to vary significantly in the future and that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. There can be no assurance that our revenues or gross margins will increase or be sustained in future periods or that we will be profitable in any future period.

Liquidity and Capital Resources

              Since our inception through August 31, 2010, we have substantially satisfied our capital and liquidity needs from $63.7 million of net proceeds from private sales of our convertible preferred stock and, to a lesser extent, from cash flow from operations, bank borrowings and credit lines. As of August 31, 2008, 2009 and 2010, we had cash and cash equivalents of $11.1 million, $13.7 million and $13.5 million, respectively, which were predominately denominated in U.S. dollars and consisted of bank deposits and time deposits with a number of commercial banks in Taiwan.

              During the years ended August 31, 2008, 2009 and 2010, we utilized operating lines of credit with certain banks to fulfill our short-term financing needs. The outstanding balances of these lines of credit were $0.8 million, $0 and $1.0 million as of August 31, 2008, 2009 and 2010, respectively. Unused amounts on these lines of credit were $2.0 million, $3.3 million and $4.7 million as of August 31, 2008, 2009 and 2010, respectively. Among our operating lines of credit, we had a line of credit with E.SUN Commercial Bank of $5.0 million, which had maturity dates of six to eight months from the date of draw down and bore a fixed interest rate of 1.5% as of August 31, 2010. As of August 31, 2010, the balance outstanding under the E.SUN Commercial Bank line of credit was $1.0 million.

              As of August 31, 2008, 2009 and 2010, our long-term debt, which includes long-term notes, totaled $0, $3.4 million and $4.5 million, respectively. These long-term notes under three loan agreements entered into with E.SUN Commercial Bank on May 12, 2009, July 22, 2009 and May 12, 2010, respectively, carry variable interest rates ranging from 1.7% to 1.8% per annum, are payable in monthly installments, and are secured by our property, plant and equipment. Under the loan agreement dated May 12, 2009, we drew down the maximum amount on the loan of approximately $2.0 million on May 12, 2009. We are required to make monthly payments of principal and interest in the amount of $12,000 over the 15-year term of the note with final payment to occur in May 2024 under this agreement and, as of August 31, 2010, our outstanding balance on this note payable was approximately $1.8 million. Under the loan agreement dated July 22, 2009, we drew down the maximum amount on the loan of approximately $1.5 million on August 11, 2009. We are required to make monthly payments of principal and interest in the amount of $27,000 over the five-year term of the note with final payment to occur in August 2014 under this agreement and, as of August 31, 2010, our outstanding balance on this note payable was approximately $1.2 million. Under the loan agreement dated May 12, 2010, we drew down the maximum amount on the loan of approximately $1.5 million on May 31, 2010. We are required to make monthly payments of principal and interest in the amount of $26,000 over the five-year term of the note with final payment to occur in March 2015 under this agreement and, as of August 31, 2010, our outstanding balance on this note payable was approximately $1.4 million. These long-term notes do not have prepayment penalties or balloon payments upon maturity.

              From inception to August 31, 2010, our capital expenditures amounted to $39.4 million, primarily consisting of equipment for the manufacture of LED chips and LED components, including

MOCVD reactors and ancillary manufacturing equipment, among others. As of August 31, 2008, 2009 and 2010, we had outstanding purchase commitments for major property, plant and equipment of $3.4 million, $11.2 million and $6.9 million, respectively. From time to time, we may also consider the acquisition of, or evaluate investments in, certain products and businesses complementary to our business. Any such acquisition or investment may require additional capital.

              We have incurred significant losses since inception, including net losses of $0.8 million and $3.7 million during the years ended August 31, 2008 and 2009. For the year ended August 31, 2010, we generated net income of $10.8 million. We believe that the net proceeds from this offering, if successful, together with our existing liquidity sources and anticipated funds from operations, will satisfy our cash requirements for at least the next 12 months. However, if we are not able to continue to generate positive cash flows from operations, we may need to consider alternative financing sources and seek additional funds through public or private equity financings or from other sources to support our working capital requirements or for other purposes. There can be no assurance that additional financing will be available to us or that, if available, such financing will be available on terms favorable to us.

  Cash Flow

            The following summary of our cash flows for the periods indicated has been derived from our consolidated financial statements, which are included elsewhere in this prospectus:

	Years Ended August 31,
	2008	2009	2010
	(in thousands)
Net cash provided by (used in) operating activities	$2,399	$(454)	$8,537
Net cash used in investing activities	(2,882)	(8,896)	(26,405)
Net cash provided by financing activities	9,821	12,576	17,331

    Cash Flows Provided By (Used In) Operating Activities

              Net cash provided by operating activities for the year ended August 31, 2010 of $8.5 million was primarily attributable to: (i) our net income of $10.8 million and aggregate non-cash charges of $5.0 million, which primarily included depreciation and amortization expenses of $4.7 million; (ii) offset in part by net cash used in operating assets and liabilities during the period of $7.3 million, which included a large increase in net accounts receivable and inventory of $4.9 million and $3.4 million, respectively, as a result of higher sales and customer demand over the period, as well as a large increase in prepaid expenses and other current assets of $1.8 million, offset in part by an increase in accounts payable and accrued liabilities of $1.5 million and $1.3 million, respectively.

              Net cash used in operating activities for the year ended August 31, 2009 of $0.5 million was primarily attributable to: (i) a net loss of $3.7 million and net cash used in operating assets and liabilities during the period of $1.4 million, which primarily included an increase in inventory of $1.6 million, offset in part by a slight increase in accounts payable of $0.2 million; (ii) offset in part by aggregate non-cash charges of $4.6 million, which primarily consisted of depreciation and amortization expenses of $4.6 million.

              Net cash provided by operating activities for the year ended August 31, 2008 of $2.4 million was primarily attributable to: (i) a net loss of $0.8 million and net cash used in operating assets and liabilities during the period of $0.9 million, which primarily included an increase in accounts receivable of $2.0 million as a result of increased sales and longer credit terms extended to our customers to increase our market share, an increase in inventory of $0.6 million to support sales growth, offset in part by an increase in accrued liabilities and accounts payable of $1.0 million and $0.7 million, respectively; (ii) offset in part by aggregate non-cash charges of $4.2 million, which primarily consisted of depreciation and amortization expenses of $4.1 million.

    Cash Flows Used in Investing Activities

              Net cash used in investing activities for the year ended August 31, 2010 was $26.4 million, consisting primarily of our having made investments in China SemiLEDs and two other joint venture entities in the aggregate amount of $15.5 million, purchases of property, plant and equipment of $9.8 million to support the expansion of our manufacturing capacity in Taiwan and payment for the acquisition of SBDI, net of cash acquired of $0.9 million.

              Net cash used in investing activities for the year ended August 31, 2009 was $8.9 million, consisting primarily of the purchase of buildings and purchase of machinery and equipment.

              Net cash used in investing activities for the year ended August 31, 2008 was $2.9 million, consisting primarily of the purchase of production machinery and equipment in an amount of $2.5 million, the payment for application costs and registration fees of patents that we developed in the amount of $0.4 million and the purchase of investments in non-marketable equity in an unaffiliated company, which was accounted for under the cost method in the amount of $0.4 million, offset in part by proceeds of $0.5 million from the sale of our investment in a joint venture entity.

    Cash Flows Provided by Financing Activities

              Net cash provided by financing activities for the year ended August 31, 2010 was $17.3 million, consisting primarily of proceeds from the issuance of Series E convertible preferred stock of $15.0 million, proceeds from the draw down on lines of credit of $2.2 million and incurrence of long-term debt of $1.5 million, offset in part by payments on the lines of credit of $1.1 million and payments of long-term debt of $0.5 million.

              Net cash provided by financing activities for the year ended August 31, 2009 was $12.6 million, consisting primarily of proceeds from the issuance of Series D convertible preferred stock of $10.0 million, proceeds from the incurrence of long-term debt of $3.4 million and proceeds from a draw down on a line of credit of $1.0 million, offset in part by payment on a line of credit of $1.7 million.

              Net cash provided by financing activities for the year ended August 31, 2008 was $9.8 million, consisting primarily of proceeds from the issuance of Series C convertible preferred stock of $9.7 million and proceeds from a draw down on a line of credit of $1.4 million, offset in part by payments on a line of credit of $1.3 million.

  Contractual Obligations

            The following table sets forth our contractual obligations as of August 31, 2010:

	Payment Due In
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands)
Operating lease agreements	$671	$1,355	$1,505	$1,020	$4,551
Long-term debt, including current portion	1,752	1,459	1,109	1,218	5,538
Purchase obligations for property, plant and equipment	6,919	—	—	—	6,919

Total contractual obligations	$9,342	$2,814	$2,614	$2,238	$17,008

              Subsequent to August 31, 2010, we entered into an agreement to purchase additional manufacturing space at our Hsinchu, Taiwan headquarters for approximately $3.9 million. As of November 18, 2010, we had paid a total of approximately $1.7 million and expect to pay the balance of the purchase price of approximately $2.2 million before August 31, 2011. The purchase of the additional space was approved by the Hsinchu Science Park Administration on October 13, 2010.

Capital Expenditures

              We had capital expenditures of $2.5 million, $8.8 million and $9.8 million for the years ended August 31, 2008, 2009 and 2010, respectively. Our capital expenditures consisted primarily of purchases of machinery and equipment, construction in progress, prepayments for our manufacturing facilities and prepayments for equipment purchases. We expect to continue investing in capital expenditures in the future as we expand our business operations and prudently invest in the coordinated expansion of our production capacity.

Off-Balance Sheet Arrangements

              During the years ended August 31, 2008, 2009 and 2010, we did not engage in any off-balance sheet arrangements. We do not have any interest in entities referred to as variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

              We are exposed to market risks in the ordinary course of our business. These risks include primarily:

  Interest Rate Risk

            We had cash and cash equivalents of $13.5 million as of August 31, 2010 which are invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. A hypothetical 10% change in interest rates in the year ended August 31, 2010 would not have had a material impact on our consolidated financial statements.

              We had long-term debt of $5.5 million as of August 31, 2010 consisting of notes payable of $4.5 million and lines of credit of $1.0 million. Only the note payables carry variable interest rates and these interest rates, which ranged between 1.7% to 1.8% as of August 31, 2010, are based on annual time deposit notes plus a specific spread. A hypothetical 10% change in the note payable interest rates in the year ended August 31, 2010 would not have had a material impact on our consolidated financial statements.

  Foreign Exchange Risk

            A portion of our revenues and expenses are currently transacted by our non-U.S. subsidiaries in currencies other than their functional currencies, mainly in U.S. dollars and to a lesser extent in Japanese Yen. Our exposure to foreign exchange risk primarily relates to currency gains and losses from the time we enter into and settle our sales and purchase transactions. Accordingly, we are subject to foreign currency related risks and incur foreign currency transaction losses and gains from time to time, which are recognized in our consolidated statements of operations. If there are significant changes in the exchange rates between NT dollar, U.S. dollar, Japanese Yen and other currencies, our consolidated financial results could be harmed. To date, we have not used any derivative financial instruments to hedge against the effect of exchange rate fluctuations. As a result, our consolidated financial condition or results of operations may be adversely affected due to changes in foreign exchange rates, however, a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements

              In June 2009, the Financial Accounting Standards Board, or FASB, issued a new accounting standard that requires a qualitative approach to identifying a controlling financial interest in a variable interest entity, or VIE, and requires ongoing assessment of whether an interest in a VIE makes the holder the primary beneficiary of the VIE. The new accounting standard is effective for us as of September 1, 2010. The adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

              In October 2009, the FASB issued a new accounting standard that changes the accounting for arrangements with multiple deliverables. The new standard requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In October 2009, the FASB also issued a new accounting standard that changes revenue recognition for tangible products containing software and hardware elements. The new standard requires revenue arrangements that contain tangible products with software elements that are essential to the functionality of the products to be scoped out of the existing software revenue recognition accounting guidance and accounted for under these new accounting standards. Both standards will be effective for us in the first quarter of the year ending August 31, 2011 and early adoption is permitted. The adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

              In January 2010, the FASB issued an amendment to an accounting standard which requires new disclosures for fair value measurements and provides clarification for existing fair value disclosure requirements. The amendment will require an entity to disclose separately the amounts of significant transfers in and out of Levels I and II fair value measurements and to describe the reasons for the transfers; and to disclose information about purchases, sales, issuances and settlements separately in the reconciliation for fair value measurements using significant unobservable inputs, or Level III inputs. This amendment clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level II and Level III inputs. The adoption of this amendment will not impact our consolidated financial statements.

              In April 2010, the FASB issued an accounting standard update which provides guidance on the criteria to be followed in recognizing revenue under the milestone method. The milestone method of recognition allows a vendor who is involved with the provision of deliverables to recognize the full amount of a milestone payment upon achievement, if, at the inception of the revenue arrangement, the milestone is determined to be substantive as defined in the standard. The update is effective for us in the first quarter of the year ending August 31, 2011 and early adoption is permitted. The adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

INDUSTRY

              Light emitting diodes, or LEDs, are solid-state electronic components that emit light in a variety of brightness levels and colors. LEDs are increasingly used in a growing number of applications ranging from consumer electronics, such as backlighting for handsets, laptops and televisions, to general lighting, such as outdoor and indoor lighting.

              Backlighting applications have been the largest end-market for LEDs to date. However, LEDs have recently begun penetrating the general lighting market. The general lighting market includes applications for architectural, replacement lamp, retail display, commercial, industrial, outdoor area and residential uses. According to the Freedonia Group, an independent market research firm, the general lighting market, including sales of the light fixtures and bulbs, is estimated to be in excess of $100 billion.

              While LED lighting accounts for a small portion of the general lighting market, industry analysts anticipate that LED adoption will increase. LED lighting consists of the LED components, optics, heat sinks, power supplies and fixtures. An LED component is an LED chip that has been packaged. According to Strategies Unlimited, an independent market research firm, revenues attributable to LED components for general lighting applications were $665 million in 2009 and are estimated to grow to $4.3 billion by 2014, which represents a compound annual growth rate of 45%.

Key Drivers for LED Adoption in the General Lighting Market

              We believe the following factors have driven and will continue to drive the adoption of LEDs in the general lighting market.

  Increased LED performance

            From 2005 to 2009, the highest commercially available lumens per watt for cool white LED components increased from 47 to 132, according to Strategies Unlimited. Lighting performance is typically measured by lumen efficacy, or lumens per watt. A lumen is a measure of the amount of usable light generated by a light source, and lumen efficacy measures the lumens generated per unit of energy input. As a result of the increases in lumen efficacy, LED lighting offers energy saving advantages compared to some traditional lighting technologies such as incandescent and halogen. In addition to lumen efficacy, another key benchmark for lighting performance is total lifespan, measured by the total number of hours of light provided within a defined color spectrum. Longer lifespan reduces replacement and maintenance costs.

  Reduced LED Cost

            Currently, LEDs typically have low operational costs, but higher upfront costs than traditional lighting technologies. However, LED costs are decreasing due to:

  •
  advances in epitaxial, process and packaging technologies resulting in greater lumen efficacy per LED device;

  •
  improved LED manufacturing processes and equipment, such as processing larger wafer sizes, equipment capable of larger batches and cleaner deposition, process consistency, automation and use of cleaner chemicals, all of which result in higher chip yields per wafer; and

  •
  larger scale LED production, resulting in higher equipment utilization and lower material costs that lead to lower overall production costs.

  Growing Awareness of the Advantages of LEDs

            LEDs have several advantages over traditional lighting technologies:

  •
  Environmental Advantages and Lower Energy Consumption.  Global concerns about rising energy costs and the environment are driving demand for more environmentally-friendly and energy efficient lighting. LEDs have high energy efficiency and are approximately 5 times as efficient as incandescent lamps. In addition, fluorescent lamps and some HID lamps contain toxic mercury which can escape if the bulb is broken, posing environmental disposal problems.

  •
  Longer Lifetime Reducing Maintenance Costs.  LEDs are designed to provide up to 50,000 hours of light output. According to a March 2010 report prepared for the U.S. Department of Energy, traditional incandescent provides approximately 1,000 hours of light output, linear fluorescent provides approximately 25,000 hours of light output and HID provides approximately 20,000 hours of light output. LEDs' longer lifespan is expected to drive adoption by reducing the significant replacement cost for traditional incandescent bulbs and fluorescent lamps when the cost of changing a light includes expensive labor costs, such as in the case of street lights and public arena lights.

  •
  Durability and Reliability.  Since LEDs are solid-state components, they are more resistant to damage from external shock than more fragile traditional lighting technologies such as incandescent and fluorescent. LEDs also generally operate effectively at a wide range of temperatures with consistent efficiency. In contrast, fluorescent lamps begin to lose efficiency when operating substantially above or below 70 degrees Fahrenheit (21 degrees Celsius), limiting their use for outdoor lighting.

  •
  High Color Quality, Contrast and Image Quality.  LEDs can emit light of an intended color without the use of expensive and energy inefficient color filters that some traditional lighting technologies require. LED lighting also offers saturated colors and can more easily focus light than incandescent and fluorescent which provide non-directional lighting. For example, LED lighting is often used for spotlighting purposes in architectural lighting, public arenas and entertainment lighting.

  •
  Form Factor and Design Flexibility.  LED products can be deployed in many different sizes and configurations to meet specific customer needs. LEDs allow design flexibility in color changing, dimming and providing smaller form factors.

  Government Policies Discouraging the Use of Some Traditional Lighting Technologies

            Policymaking by certain countries is expected to play an increasingly important role in driving LED adoption for general lighting. Some governments are setting energy efficiency benchmarks or enacting restrictions on the sale and use of inefficient lighting. For example, the European Union adopted a regulation to gradually phase out inefficient lighting technologies, such as incandescent bulbs and conventional halogen bulbs, from the EU market starting in September 2009 and aims to complete implementing the measures by September 2012. The United States adopted the Energy Independence and Security Act of 2007, which applies stringent constraints on the sale of incandescent lights beginning in 2012. In addition to policies discouraging the use of incandescent lighting, some governments are also considering policies that discourage the use of fluorescent bulbs due to their toxic mercury content.

  Government Investments and Support for LEDs

            In addition to government policies discouraging the use of certain traditional lighting technologies, certain governments are directly investing in or encouraging LED lighting projects. For example, China, which represented 46.1% of the worldwide LED general lighting revenues in 2009, according to Strategies Unlimited, has policies that encourage government entities and provinces to purchase and install LED lights. In March 2009, the PRC Ministry of Science and Technology introduced an LED street lighting plan that calls for one million LED street lights to be installed in 21 cities nationwide before the end of 2011. Korea has also instituted programs to promote the use of LED-based lighting products and to help establish and promote LED companies.

Certain Challenges for Widespread LED Adoption in General Lighting

              Increased penetration of the general lighting market by LEDs faces certain key challenges. To increase penetration of the general lighting market, LED chip and package manufacturers must continue to reduce the total cost of ownership of LED lighting. Total cost of ownership primarily includes: (i) the upfront cost of the LED device, which includes the LED chip costs and the cost of packaging the LED chips; (ii) the lifetime energy cost; and (iii) the frequency of replacement, which is in part a function of the product lifespan. Although energy cost and lifespan tend to favor LED lighting over some traditional lighting technologies, currently the upfront cost of an LED device is significantly higher than that of traditional lighting technologies. To reduce total cost of ownership, LED manufacturers must improve several product characteristics:

  Lower LED Chip Manufacturing Cost

            Similar to the semiconductor manufacturing process, LED manufacturers can increase the number of usable chips per wafer by migrating to larger wafer sizes. The total area of a 4" wafer is 4 times that of a 2" wafer, therefore the number of chips available for a 4" wafer is substantially higher than that for a 2" wafer. The larger number of available chips per wafer theoretically can result in lower costs per chip. However, the price for sapphire wafers increases disproportionately to the increase in surface area, such that the sapphire cost per chip increases. In addition, the necessary equipment to process larger wafers are limited in supply and are costly.

              Migrating to larger sapphire wafer sizes poses not only the above cost challenges, but also significant technology challenges. For example, processing sapphire wafers typically results in "bowing", or wafer deformation caused by the different thermal properties of sapphire and GaN. This bowing effect is even more pronounced on larger size wafers resulting in lower chip yields.

  Reduce Packaging Cost

            Packaging LED chips constitutes a significant portion of the total cost of the finished LED component. Packaging costs primarily include the lead frame, bonding processes, phosphor and optical lenses. To lower cost, LED chip manufacturers and packagers must work together to develop improved package designs, thereby reducing the quantity of materials used and simplifying packaging operations.

  Maximize Efficacy

            By improving efficacy, LED manufacturers reduce the energy required to produce an equivalent amount of light, thereby reducing energy consumption and operating cost over the life of the product. Higher efficacy LED chips also allow for smaller devices thereby increasing the variety of lighting applications suitable for LEDs. In order to increase efficacy, chip makers can optimize the design, materials and manufacturing processes for LED chips. When chips are packaged to create components, there is an additional impact on efficacy from the phosphor mix used in the packaging process to alter the color of light emitted. For example, the phosphor mix necessary to achieve "warm white" color characteristics usually results in an LED component with lower efficacy when compared to a "cool white" LED component, thus requiring a higher efficacy chip to compensate for conversion losses.

Therefore, improvements in phosphors used in packaging LED components also has the potential to improve efficacy.

  Extend Lifespan

            When energized, an LED chip generates heat which, if not properly managed, reduces the chip's usable lifespan and degrades the chip's performance by changing its color characteristic over time. To manage heat build-up, costly heat sinks must be added, further increasing costs.

LED Industry Manufacturing—Chip Manufacturing and Component Production

              The LED industry is frequently divided into "upstream" chip makers and "downstream" chip packagers.

  Chip Makers

            The "upstream" production process for LED chips begins with a substrate such as sapphire, silicon carbide, or silicon. A majority of the LED chips today are manufactured using sapphire as the base substrate material. The substrate is used for the growth of very thin layers of crystals across the substrate's surface, a process known as epitaxial growth. Following epitaxial growth, the wafers are processed to create structures with electrodes which are polished and then finally cut to create finished individual chips. These chips are then tested to determine their precise color, and are sorted into consistent groupings, or bins, for final packaging either by the chip manufacturer or by a third-party chip packager.

  Chip Packagers

            Chip packagers are involved in the "downstream" manufacturing process where individual chips are typically attached to a lead frame, various substrates or a printed circuit board, which strengthens the LED and acts as a heat sink for heat removal. The packaging process also involves wire bonding. Next, an optical lens is added, which may contain a phosphor to optimize and adjust the color of the light emitted from the packaged LED device. For white LED production, the light emission leaving the surface of the chip can be converted by a combination of red, green and blue phosphors to generate white light, or a blue LED can be coated with yellow phosphor that converts the blue light emission into light that appears white to the human eye.

BUSINESS

Company Overview

              We develop, manufacture and sell LED chips and LED components that we believe are among the industry leaders when measured on both a lumens per watt and cost per lumen basis. Our products are used primarily for general lighting applications, including street lights and commercial, industrial and residential lighting. We sell blue, green and ultraviolet (UV) LED chips under our MvpLED brand, primarily to customers in China, Taiwan and other parts of Asia. We sell our LED chips to packaging customers or to distributors, who in turn sell to packagers.

              Our operations include both LED chip and LED component manufacturing. Utilizing our patented and proprietary technology, our manufacturing process begins by growing upon the surface of a sapphire wafer, or substrate, several very thin separate semiconductive crystalline layers of gallium nitride, or GaN, a process known as epitaxial growth, on top of which a mirror-like reflective silver layer is then deposited. After the subsequent addition of a copper alloy layer and finally the removal of the sapphire substrate, we further process this multiple-layered material to create individual LED chips.

              We have developed advanced capabilities and proprietary know-how in:

  •
  reusing sapphire substrate in subsequent production runs;

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  optimizing our epitaxial growth processes to create layers that efficiently convert electrical current into light;

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  employing a copper alloy base manufacturing technology to improve our chip's thermal and electrical performance;

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  utilizing nanoscale surface engineering to improve usable light extraction; and

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  developing a LED structure that generally consists of multiple epitaxial layers which are vertically-stacked on top of and a copper alloy base.

These technical capabilities enable us to produce LED chips that can provide efficacies of greater than 100 lumens per watt when packaged. We believe these capabilities and know-how also allow us to reduce our manufacturing costs and our dependence on sapphire, a costly raw material used in the production of sapphire-based LED devices. In addition, we believe our technological know-how and capabilities will help facilitate our migration to larger wafer sizes.

              Our manufacturing operations are located in Taiwan. We intend to expand our manufacturing capacity in Taiwan to meet the expected demand for our products. In addition, we have interests in three joint ventures in China, Malaysia and Taiwan, including a 49% ownership interest in Xurui Guangdian Co., Ltd., or China SemiLEDs, which is based in Foshan, China. China SemiLEDs is in an early stage of development. We expect that China SemiLEDs' manufacturing facilities, which are currently under construction, will be operational after January 2011, at which time it will begin to manufacture and sell LED chips in China. We also expect that a substantial portion of our future business in China will be conducted through China SemiLEDs and that our future results of operations will be significantly impacted by the performance of China SemiLEDs. We hold a 49% ownership interest in China SemiLEDs and currently have the right to nominate a majority of the seats on its board of directors, which, together with its management, is responsible for its operations. See "—Our Joint Ventures—China SemiLEDs." Both our 49% owned joint venture entity in Taiwan and our 50% owned joint venture entity in Malaysia are also in an early stage of development. We do not expect these two entities to have any substantial business or operations for at least the next 12 months.

              We were incorporated in Delaware in January 2005 and sold our first LED chips in November 2005. For the years ended August 31, 2009 and 2010, our revenues were $11.6 million and

$35.8 million, respectively. We incurred a net loss of $3.7 million for the year ended August 31, 2009 and recorded net income of $10.8 million for the year ended August 31, 2010.

Our Strengths

              We believe that the following strengths will enable us to compete effectively and to capitalize on the expected growth of the LED general lighting market.

  Patented Vertical Copper Alloy Chip Structure

            We have developed advanced capabilities and proprietary know-how in the ability to reuse our sapphire wafer in subsequent production runs and reduce our raw materials costs, optimize our epitaxial growth processes, integrate copper alloy base manufacturing technology, utilize nanoscale surface engineering and develop a vertical LED structure consisting primarily of multiple epitaxial layers stacked vertically on top of a copper alloy base. These technical capabilities enable us to produce LED chips that can provide efficacies of greater than 100 lumens per watt when packaged. In particular, our patented copper alloy device structure has no attached substrate, in contrast to other LED devices which retain sapphire or other attached substrates. We believe our structure produces less heat and is more effective in removing heat than sapphire-based LED devices. Among the common metals, copper has the second lowest thermal and electrical resistivity after silver. These properties combined with our proprietary process technologies generate less heat and allow for increased heat removal compared to sapphire-based LED devices, thereby increasing the efficacy and lifespan of our LED chips.

              Our vertical LED structure extracts light vertically through a thick epitaxial layer (greater than 3μm), allowing us to perform nanoscale surface engineering that we believe results in higher efficacy. In contrast, we believe a lateral sapphire-based structure loses light output through the retained sapphire substrate and limits the ability to perform surface engineering due to the thinner epitaxial layer (less than 0.5μm), resulting in lower overall light output. See "—Our Technology."

  Competitive Manufacturing Cost Structure

            Our proprietary manufacturing technologies and know-how enable us to maintain a competitive manufacturing cost structure. Our ability to reclaim sapphire wafers, which we achieve by using laser radiation to remove the sapphire wafer in our production process, is a key element of our manufacturing cost savings as we reuse sapphire wafers multiple times. Recycling significantly reduces the amount of sapphire that we must purchase because every time we reuse a sapphire wafer, we eliminate the need to purchase a sapphire wafer. Sapphire is one of the most expensive raw materials in sapphire-based LED manufacturing. The amount of cost savings resulting from our sapphire reclamation technology depends on the market price of sapphire wafers at such time as well as our ability to obtain our average reclamation rate of each wafer. Assuming that the cost of sapphire wafers range from $20 to $30 per 2.5" wafer, and assuming we are able to reuse our sapphire wafers at our target rate when including the additional costs associated with sapphire reclamation, we believe that we achieve a cost saving of approximately 40% to 50% of our costs related to the purchase of sapphire wafers. As the cost of reclaiming each wafer remains fixed, the cost savings resulting from reclamation increase as the cost of sapphire wafers increases. By contrast, as the cost of sapphire wafers decreases, the cost savings resulting from reclamation decrease. With respect to decreases in the cost of sapphire wafers, if the market price we pay for a sapphire wafer decreases below the cost of reclaiming a wafer, there would be no cost savings from reclaiming such wafer. To date, however, the market price of sapphire wafers has not declined to such levels. In addition, as we migrate to larger wafer sizes, in particular 4" wafers, we believe that the cost savings would continue to increase as the cost of wafers increases disproportionately with each increase in wafer size. However, as our manufacturing experience has been limited to 2.5" wafers and 4" wafers, we are unable to make a determination at this time whether the same characteristics will hold with 6" or larger wafer sizes. The cost savings from reclaiming wafers depend on the rate of our reclamation. Based on our experience to date, we have experienced a uniform rate of reclamation for both 2.5" and 4" wafers. As with our determination on cost savings for larger size wafers, we are unable to determine at this time whether we will be able to obtain similar reclamation rates for larger size wafers. In addition, there have been supply shortages and price fluctuations of sapphire in the past. We believe these shortages and fluctuations may occur in the future and reducing the amount of sapphire that we use is an important part of our strategy to minimize the impact of supply shortages and price increases on our results of operations. Furthermore, we believe our technology will facilitate our transition to producing LED chips on larger wafer sizes because our ability to remove the sapphire reduces the effects of wafer bowing. We believe this will allow us to improve our chip yield as we move to larger wafer sizes, reducing our per unit production costs.

  Efficient Operating and Business Model

            Our operating and business model is focused on maintaining price competitiveness through our low-cost operating structure. We believe that locating our facilities in Taiwan provides us with operating cost advantages over those of our competitors whose operations are mainly located in higher-cost regions such as the United States and countries in Europe. We believe these cost advantages include lower labor, rental, material, construction costs, as well as favorable tax treatment. When operational, we anticipate that China SemiLEDs' manufacturing facilities in Foshan, China will provide it with similar benefits.

  LED Research and Development Expertise

            Our research and development team, including members of our senior management, has significant experience in the LED and semiconductor industries. Trung Doan, our chief executive officer, has over 25 years of experience in the semiconductor and LED industries and has held various senior management positions at major international corporations. Dr. Anh Chuong Tran, our chief operating officer, has over 15 years experience in the optoelectronics and LED industries. Prior to working with us, Dr. Tran worked as a senior technical staff member at Emcore and was one of the key members that developed the first commercial metal-organic chemical vapor deposition reactor, or MOCVD reactor, an advanced system used to develop compound semiconductor materials for LEDs, to produce InGaN LEDs. Our research and development team has increased the performance of our highest performing LED chips when packaged, from approximately 60 lumens per watt in 2006 to over 140 lumens per watt in 2010, using vertical LED technology.

Our Strategy

              Our goal is to be the leading developer and manufacturer of LED chips and LED components that meet the performance requirements demanded by LED lighting customers, while providing the best value proposition on both lumens per watt and cost per lumen bases. Key elements of our strategy include the following:

  Remain on the Forefront of Innovation of LED Chip and Component Technologies

            We believe that we are on the forefront of innovation of LED chip and LED component technologies. We intend to continue to innovate in product design and process technologies through our research and development efforts. In an effort to accelerate our innovation, we also evaluate opportunities to acquire new technologies. Our continued innovation is intended to ensure that our products continue to perform at industry-leading efficacies for a variety of end-customer applications and in particular, for general lighting applications. For example, we are developing LED chips that will be capable of delivering over 150 lumens per watt when packaged. In addition, we are developing technologies that we believe will enable us to perform wafer level packaging to streamline the packaging process for our LED components and reduce form factor and costs.

  Reduce Cost Through Technology and Manufacturing Improvements

            We plan to increase our investment in research and development to improve our manufacturing processes and increase our production yields in order to reduce the per-unit cost of our products. In particular, we seek to reduce defects by customizing our equipment and by automating and improving our processes.

              We are also developing new technologies to enable us to manufacture LED chips using larger wafer sizes, thereby allowing us to improve our production capacity. This improvement can reduce the per-unit costs of our products and allow us to compete more effectively against companies that already possess or are developing such technologies. We are currently producing chips based on 2.5" wafers, have a test line for 4" wafers and plan to begin commercial manufacturing of LED chips using 4" wafers in 2011. We also expect to commence research and development of 6" wafer technology in 2011. In addition, when the manufacturing lines become operational at China SemiLEDs, we expect it will produce LED chips using 4" wafers.

  Drive Our Growth in China and Grow Our Net Income Through China SemiLEDs

            We intend to continue our growth in the China market, which represented 46.1% of the LED lighting revenues in 2009 according to Strategies Unlimited. We plan to do this through China SemiLEDs, which we expect will have operational manufacturing facilities after January 2011. Because China SemiLEDs is located in China and 51% owned by Chinese companies, including packaging companies and PRC-state owned enterprises, we believe it will be well-positioned to access demand for LED chips by government entities, such as cities and provinces that use LEDs for street lighting and signage applications. Although we do not consolidate the financial results of China SemiLEDs, we record 49% of the income or loss of China SemiLEDs in our income statement under income (loss) from unconsolidated entities.

              We also intend to continue to focus on our existing business in China through Taiwan SemiLEDs and acquire new customers and increase market share. Given the size of the China general lighting market and the relatively low penetration rate of that market by LEDs to date, we believe that Taiwan SemiLEDs' and China SemiLEDs' future operations can leverage each other's strengths to grow sales in China for both entities. We believe that we will also benefit from our strategic relationships with the other shareholders of China SemiLEDs.

  Expand our Manufacturing Capacity in Taiwan

            As a result of improving economic conditions resulting in increased demand, while we have continued to optimize our manufacturing process and expand capacity in Taiwan and have also begun to ramp up utilization of our equipment, beginning in March 2010 we have been operating our manufacturing facilities at or near full capacity. To address continuing improvement in market conditions, we intend to expand our production in Taiwan by further improving utilization of our equipment and by adding additional MOCVD reactors, as well as other equipment and tools. As part of our plan to expand capacity for the production of LED chips in Taiwan, we entered into an agreement in September 2010 to purchase the first floor of the same building which currently houses our existing manufacturing facilities and administrative offices in Hsinchu to increase our manufacturing space. We also plan to build out existing space that we already own in the building. In addition, in early 2010, we entered into purchase orders for three reactors for our manufacturing operations in Taiwan and expect these reactors to be delivered to us by the end of December 2010. We also expect to purchase additional reactors and equipment from 2011 to 2012. Upon full completion of such expanded production capacity, we estimate that we will be able to produce approximately 10.0 million additional LED chips per month, which would approximately double our existing production capacity.

  Target Markets and Customers Where Our Technologies Create a Competitive Advantage

            We will continue to focus our product development and sales efforts in markets where customers place a premium on innovation, performance and cost of LED chips and components. In particular, in the near-term we will focus these efforts on outdoor street lighting and new installations in government projects in China and other countries where we believe the environmental benefits and lower total cost of ownership will play a larger role in the purchasing decision.

              We also believe our LED chip and packaging technologies and expertise will enable us to further expand our presence in backlighting, medical and automotive applications. For example, our LED chips can be used in backlighting applications to reduce the number of LED chips required for such applications.

  Government Incentive Funding for LED Development, Facility Expansion and Market Expansion

            We have been awarded a mix of grants from the Taiwan Ministry of Economics Affairs as well as the Hsinchu Science Park to support our research and development efforts in Taiwan. For the year ended August 31, 2010, Taiwan SemiLEDs was awarded grants of approximately $0.3 million. In addition, China SemiLEDs has been awarded grants from the Nanhai, Foshan local government in Guangdong province to support manufacturing in China. For the year ended August 31, 2010, China SemiLEDs received government subsidies for construction and equipment purchases of approximately $12.9 million. We intend to apply for additional government grants and incentives in Taiwan and China, and, based on our discussions with government officials in China, we believe that additional grants may be available to China SemiLEDs for the purchase of additional LED manufacturing equipment.

  Pursue Strategic Relationships and Acquisitions

            We may pursue strategic relationships, such as joint ventures, and acquisitions that expand our business. As opportunities arise, we plan to identify, execute and integrate acquisitions and enter into joint ventures to increase our manufacturing capacity, acquire intellectual property and enter into new geographic and product markets to enhance our reach and diversify our sales. We plan to evaluate, from time to time, strategic acquisition opportunities that we believe will enable our products to continue to perform at industry-leading efficacies, while also providing an attractive return-on-investment. When evaluating potential acquisition targets, we will consider factors such as market position, growth and earnings prospects and ease of integration.

Our Technology

              Our proprietary technology integrates copper alloy in a vertical LED structure, consisting primarily of multiple epitaxial layers, a mirror-like reflective silver layer and a copper alloy base, which enables us to produce technically advanced LED chips that can provide efficacies of greater than 100 lumens per watt when packaged.

              The following diagram and descriptions set forth our LED chip production process:

              We first grow several semiconductor material layers on a sapphire substrate, via a process known as epitaxial growth (steps 1 and 2). Next, we deposit multiple metal layers on the epitaxial layers (steps 3 and 4). These metal layers consist of several different mirror-like reflective silver layers and copper alloy layers, which are deposited by electroplating. The copper alloy metal layers, which are collectively called the copper alloy base, act as a low resistance, positive electrode, or p-electrode, with the adjacent epitaxial layer. We then use laser radiation to remove the sapphire wafer (step 5), which can be reused multiple times in subsequent production runs. The remaining device structure—consisting of the mirror-like reflective silver layer and copper alloy base on top of the epitaxial layers—is then ready for further processing. To complete our LED device structure, we then rotate the LED wafer (step 6) and deposit and define (by patterning and etching) additional metal layers to the top epitaxial layer to form a low resistance, negative electrode, or n-electrode (step 7).

              After this process, our final LED chip structure is: (i) copper alloy metal layer; (ii) mirror-like reflective silver layer, (iii) several epitaxial layers; and (iv) electrode. Our final LED chip structure is diced (step 8) into individual LED chips and then separated, tested and binned (step 9) according to customer specifications, such as wavelength (color) and brightness. When a constant electrical current flows from our low-resistance copper alloy base to the electrode on top of our chip, light is generated in the epitaxial layers and emitted through the surface of the LED chip.

              A significant difference in our production process from conventional sapphire-based LED chip production is our ability to reuse the sapphire wafer multiple times. By reusing sapphire wafers, we reduce our dependence on sapphire and our wafer materials cost. In addition, the difference in the thermal properties of the sapphire wafer and the epitaxial layers results in a "bowed" wafer due to the high temperatures used in the epitaxial growth process. When the wafer "bows" significantly, the chip yield decreases substantially. Larger wafer sizes exacerbate the "bowing" effect. Our ability to remove the sapphire allows us to reduce the amount of wafer bowing, which we believe will enable us to more easily migrate to larger wafer sizes. There would remain significant obstacles to such migration, including the higher capital costs of buying larger size wafers, our ability to grow epitaxial layers consistently on larger wafer sizes, and other factors beyond our control such as whether there are sufficient quantities of MOCVD reactors capable of manufacturing LED chips on larger size wafers.

              We believe that most conventional LEDs grown on sapphire wafers are based on a lateral design. However, we believe a superior combination of both light output efficiency and heat removal efficiency is realized in a vertical LED chip design with a copper alloy metal structure. Among pure metals at room temperature, copper has the second highest electrical and thermal conductivity, after silver. As heat is generated by passing electrical current through resistive materials, our vertical LED chip structure allows electrical current to flow from the low resistance copper alloy base to the low resistance epitaxial layers, thereby resulting in lower heat generation. Furthermore, due to the high thermal conductivity of the copper alloy layer, the heat generated in our device is effectively conducted to the packaging materials, where it can be dissipated through a heat sink. The resulting lower operating temperature helps to maintain LED device performance and reliability and to extend overall lifetime.

              Our chip uses a high reflectivity mirror-like silver layer between the copper alloy layer and the adjacent epitaxial layer that acts as a mirror to reflect light out of the internal structure of the device. In contrast, in conventional sapphire-based LED devices, leakage can occur when light escapes through the sides of the substrate or is converted to heat due to the higher internal resistance of the device. Additionally, by optimizing the internal structure and surface of our epitaxial layers through our proprietary nanosurface engineering, a greater portion of light is extracted after generation within the device, whereas conventional sapphire-based LED devices have a semi-transparent contact layer, or STCL, which absorbs and reduces the amount of light emitted.

              The diagrams below display our vertical design chip and a sapphire-based lateral design chip and the related electrical current paths found on these two LED chip structures:

Our Products

    LED Chips

              We sell our LED chips under our MvpLED brand name. Our LED chips are used primarily for applications in the general lighting market, including street lights and commercial, industrial and residential lighting. They are also used in other markets such as UV applications, backlighting, medical and automotive applications.

              We produce a wide variety of LED chips, currently ranging from chip sizes of 1520μm by 1520μm to 380μm by 380μm. The majority of our chips are capable of providing greater than 100 lumens per watt when packaged. We sell blue, green and UV LED chips.

              The chart below lists our LED chip products by size, design, model number and color:

Size	Design	Model Number	Color
1520μm × 1520μm		SL-V-B60AC SL-V-U60ACD	Blue UV
1200μm × 1200μm		SL-V-B45AK	Blue
1200μm × 1200μm		SL-V-B45AC SL-V-B45AC2 SL-V-U45ACD	Blue Blue UV
1070μm × 1070μm		SL-V-B40AK	Blue
1070μm × 1070μm		SL-V-B40AC SL-V-B40AC2 SL-V-U40AC SL-V-G40AC	Blue Blue UV Green
860μm × 860μm		SL-V-B35AD	Blue
720μm × 720μm		SL-V-B28AD	Blue
610μm × 610μm		SL-V-B24AD	Blue
400μm × 400μm		SL-V-B15AA SL-V-G15AA	Blue Green
380μm × 380μm		SL-V-U15AA	UV

  LED Components

            We package a portion of our LED chips for sale to distributors and end-customers in selected markets such as China, Taiwan, Russia and Malaysia. We sell a majority of our LED components through our wholly owned subsidiary, Helios Crew, which purchases our LED components from Taiwan SemiLEDs and resells them to our customers. For the years ended August 31, 2008, 2009 and 2010, revenues generated by sales of our LED components through Helios Crew amounted to $0.7 million, $2.2 million and $5.5 million, respectively, which accounted for 4.5%, 19.1% and 15.4%, respectively, of our total revenues. The majority of our LED components use our 1200μm by 1200μm and 1070μm by 1070μm chips, most of which are combined with phosphors to produce components with various color temperatures.

              Our LED components include different form factors comprised of lead frame and silicon packaged devices. We apply our proprietary design for the packaging process, such as wafer level phosphor coating, to optimize the optical and thermal properties of the LED component. Our packaging process includes chip bonding, wire bonding, phosphor coating, encapsulation, scribing, dicing and testing.

Raw Materials

              We use the following raw materials in our LED chip manufacturing: metal organics, sapphire, copper alloy, gold slugs, sodium gold sulfite, aluminum granules and electrolytic nickel, among others. We use the following assembly materials in the production of our LED component products: gold bond wire, lead frame, phosphor, silicon zener-diode, silicon rubber and silver paste, among others. We also purchase industrial and general chemicals and gases for the manufacture of both our LED chips and LED components.

Quality Management

              We have implemented quality control measures at each stage of our operations, including obtaining supplier qualifications, inspecting incoming raw materials and random testing during our production process, to ensure consistent product yield and reliability. We test all new processes and new products prior to commercial production. We also inspect all final products prior to delivery to our customers to ensure that production standards are met. If we encounter defects, we conduct an analysis in an effort to identify the cause of the defect and take appropriate corrective and preventative measures.

              Our manufacturing fabs are located in Hsinchu Science Park and Sinwu, Taiwan and are certified in compliance with ISO9001:2008. Our fabs are subject to periodic inspection by the relevant governmental authorities for safety, environmental and other regulatory compliance. Upon completion of construction of China SemiLEDs' Foshan manufacturing facility, it will apply for ISO9001 certification.

              We require all of our employees involved in the manufacturing and engineering process to receive quality control training, according to a certification system depending on the level of skills and knowledge required. The training program is designed to ensure consistent and effective application of our quality control procedures.

Sales and Marketing

              We market and sell our products through our direct sales force and through distributors to customers in Asia, North America and Europe. We primarily sell our LED chips to packagers and distributors. Our packaging customers package our LED chips and sell the packaged product to distributors or end-customers such as lighting fixture manufacturers. Our distributors resell our LED chips either to packagers or to end-customers. We sell our LED components to distributors and end-customers in selected markets. For the year ended August 31, 2009, we sold our products to 27 distributor customers, of which 26 resold our products primarily into countries in Asia, including China, Korea, Malaysia, India and Japan, and one resold our products into the United Kingdom. For the year ended August 31, 2010, we sold our products to 28 distributor customers, of which 27 resold our products primarily into countries in Asia, including Taiwan, China, Korea, Japan and Malaysia, and one resold our products into the United Kingdom.

              Our industry is characterized by frequent intellectual property litigation. For example, the intellectual property rights related to packaging LEDs with phosphors to make white light LED components are particularly complex and characterized by aggressive enforcement of those rights. We believe that, given our early stage of development, it is important for us to consciously manage our exposure to litigation. As such, we seek to minimize the risk of litigation by marketing certain of our products in countries in which we believe the enforcement of intellectual property rights has been more limited because any such litigation, whether with or without merit, could divert our management, financial and other resources away from our business and thereby have a negative impact on our continued development and growth. Consistent with this strategy, we currently limit sales of our LED components to distributors and end-customers in selected markets such as China, Taiwan, Russia and

Malaysia. We currently believe that countries such as Mexico, South Africa and Vietnam in which we do not currently sell our products also meet what we believe to be an acceptable litigation risk profile, and that there are likely additional countries that satisfy this risk profile that we have not yet identified. We have considered the potential loss of revenues and income that we may suffer as a result of our strategy to sell only in certain select countries and have concluded that, on balance, the potential loss of such revenues and income is not outweighed by the potential litigation risks. In addition, with respect to any potential infringement of our patents or other intellectual property rights by others in countries where we currently sell our LED components, we have considered the potential loss of revenues and income that we may suffer associated with such sales and have made a business judgment that the benefits outweigh any potential loss.

              Our direct sales force is based in Taiwan. As of August 31, 2010, our direct sales force comprised 13 sales personnel. We assign our sales personnel to different geographical regions so that our sales personnel can keep abreast of trends in specific markets. We are seeking to expand our sales coverage in Asia as we grow our business in China, Korea and Japan. In addition, we may enter into strategic relationships with companies in Taiwan, China, Korea and Japan who may have complementary technologies or products to generate demand for our LED products. For example, we have established SILQ, a joint venture in Malaysia, for strategic reasons, including market intelligence and channel development.

              Our sales cycles vary depending on whether a sale is made directly to a packager or distributor and whether the sale is for our LED chips or LED components. The sales cycle begins with the sales team leveraging existing relationships, industry contacts and customer or distributor inquiries. Our sales team then assesses and prioritizes the sales opportunity. The sales team then provides appropriate product samples and follow-up support for qualification and testing. The sales team coordinates with our production department to determine production capacity and a delivery schedule. Over the course of the sales process, the sales team provides ongoing customer support and seeks to leverage the relationship for follow-on opportunities. For customers gained through distributors, the sales cycle begins with the initial contact by the distributor and ends with subsequent product delivery through the distributor. We provide ongoing customer support to the packagers or end-customers that purchase products from our distributors.

              We focus our marketing efforts on brand awareness, product advantages and qualified lead generation. We rely on a variety of marketing strategies, including participation in industry conferences and trade shows, to share our technical message with customers, as well as public relations, industry research and online advertising.

Customers

              We sell our products to direct customers and distributors, which represented 45.2% and 54.8%, respectively, of our revenues for the fiscal year ended August 31, 2009 and 61.5% and 38.5%, respectively, of our revenues for the year ended August 31, 2010. During the fiscal years ended August 31, 2009 and 2010, we sold our LED chips and LED components to 227 customers and 360 customers, respectively.

              For the year ended August 31, 2010, sales to one of our distributors, Shenzhen Noah accounted for 19.5% of our total revenues. For the year ended August 31, 2009, sales to Shenzhen Noah accounted for 32.2% of our total revenues. For the year ended August 31, 2008, sales to Lumens, Shenzhen Noah and Intematix accounted for 22.3%, 21.8% and 10.2%, respectively, of our total revenues. For the years ended August 31, 2008, 2009 and 2010, our top ten customers for each of those periods accounted for 73.0%, 57.3% and 60.5%, respectively, of our total revenues for each of those periods.

              Our revenues were concentrated in certain countries in Asia, in particular, China and Taiwan. Our revenues from customers located in China (including Hong Kong) and Taiwan represented 65.4%, 79.0% and 75.9%, respectively, of our revenues for the years ended August 31, 2008, 2009 and 2010, respectively. We expect that our revenues will continue to be substantially derived from these countries for the foreseeable future.

              In addition, we have entered into exclusivity arrangements with two of our distributors. In December 2006, we entered into a distribution agreement with Nanoteco, pursuant to which we have appointed Nanoteco as the exclusive distributor of our LED chips to specified customers. The distribution agreement with Nanoteco was originally effective for a term of two years and, in accordance with the agreement, has been automatically extended every December for additional one year terms. The agreement may be terminated at either party's discretion with 60 days' prior written notice and may be terminated for cause immediately upon written notice. We also entered into a collaboration and distribution agreement with Intematix in April 2007, pursuant to which we have appointed Intematix as the exclusive distributor of our LED chips and related products to certain approved customers within China. The distribution agreement with Intematix was originally effective for a term of three years and, in accordance with the agreement, has been automatically extended every April for additional one year terms. The agreement may be terminated at either party's discretion with 60 days' prior written notice and may be terminated for cause immediately upon written notice.

              Pursuant to the distribution agreement with Nanoteco, we have agreed to defend and hold harmless Nanoteco from and against any loss, liability, or expense paid or payable as a result of any action or claim brought or threatened against Nanoteco alleging that our LED chips and related products infringe upon any third partys' United States or Japanese intellectual property rights. Pursuant to the distribution agreement with Intematix, we have agreed to defend, indemnify and hold harmless Intematix from and against all claims, demands, damages, liabilities, losses, settlements, costs and expenses of any kind that are awarded by final adjudication by a court of competent jurisdiction in connection with a claim by a third party alleging that the marketing, sale or use of Intematix's products containing our LED chips violates or infringes upon such third party's United States patent.

Intellectual Property

              Our ability to compete successfully depends upon our ability to protect our proprietary technologies and other confidential information. We rely, and expect to continue to rely, on a combination of confidentiality and license agreements with our employees, licensees and third parties with whom we have relationships, and trademark, copyright, patent and trade secret protection laws, to protect our intellectual property, including our proprietary technologies and trade secrets.

              We have 33 patents issued and 44 patents pending with the United States Patent and Trademark Office, and also have 43 patents issued and 77 patents pending before patent and trademark offices outside the United States covering various aspects of our core technologies. Our 76 issued patents cover 36 different types of core technologies. Of the 76 issued patents, 25 patents expire between the years 2016 and 2020, 42 patents expire between the years 2021 and 2025, and the remaining patents expire between the years 2026 and 2035. Fifty-eight of our issued patents are design patents and nine of our pending patents are design patents. However, we believe that factors such as the technological and innovative abilities of our personnel, the success of our ongoing product development efforts and our efforts to maintain trade secret protection are more important than patents in maintaining our competitive position. We pursue the registration of certain of our trademarks in the United States, Taiwan and China and have been granted trademarks with respect to "SemiLEDs" in the United States and "MvpLED" in Taiwan.

              Our industry is characterized by frequent intellectual property litigation involving patents, trade secrets, copyrights, mask designs, among others. From time to time, third parties may allege that our products infringe on their intellectual property rights. See "Risk Factors—Risks Related to Our

Business—Intellectual property claims against our customers, including our distributor customers, could subject us to significant costs and materially damage our business and reputation."

Research and Development

              We focus our research and development efforts on our design methodology and process technology for our LED products. We also focus on improving our production yields and increasing wafer sizes to lower our production costs. Our research and development team works closely with our manufacturing team.

              We conduct our research and development activities at our Hsinchu manufacturing facility. We expect that China SemiLEDs will also conduct research and development in its Foshan manufacturing facilities, when operational, and will also focus on reducing manufacturing costs and designing and developing new LED devices and processes.

Competition

              We believe that our advanced technology helps us to compete in the innovative, intensely competitive and rapidly changing market of LED design and manufacturing. To succeed, however, we must continue to manufacture products that meet the demanding requirements of high efficacies at low costs. We do not account for a significant percentage of the total market volume today, and we face significant competition from other more established providers of similar products as well as from potential new entrants into our markets.

              We compete with many LED chip manufacturers and, to a lesser extent, LED packaging manufacturers. With respect to our LED chips and LED components, we primarily compete with Citizen Electronics Co., Ltd., Cree, Inc., Epistar Corporation, Everlight Electronics Co., Ltd., Nichia Corporation, Philips (Lumileds), Siemens (Osram), Showa Denko and Toyoda Gosei. We have a number of competitors that compete directly with us and are much larger than us, including, among others, Cree, Inc., Epistar Corporation, Nichia Corporation, Philips (Lumileds), and Siemens (Osram). Several substantially larger companies, such as Philips (Lumileds), Siemens (Osram) and Toyoda Gosei, compete against us with a relatively small segment of their overall business. In addition, several large and well-capitalized semiconductor companies, such as Micron Technology, Inc., Samsung Electronics Co., Ltd., Sharp Ltd. and Taiwan Semiconductor Manufacturing Co. have recently announced their plans to enter into the LED chip and lighting market. We are also aware of a number of well-funded private companies that are developing competing products. We will also compete with numerous smaller companies entering the market, some of whom may receive significant government incentives and subsidies pursuant to government programs designed to encourage the use of LED lighting and to establish LED-sector companies. We believe that we generally compete favorably within the marketplace. However, some of our existing and potential competitors possess significant advantages, including longer operating histories, greater financial, technical, managerial, marketing, distribution and other resources, more long-standing and established relationships with our existing and potential customers, greater name recognition, larger customer bases and greater government incentives and support.

              We believe that the key competitive factors in our markets are:

  •
  consistently producing high-quality LED chips with high efficacy;

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  balancing lumen output generation with providing low lumen cost;

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  providing a low total cost of ownership (i.e., cost, efficacy and lifespan) for end-customers; and

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  possessing sufficient MOCVD reactor capacity to meet customer demands.

              Although we face significant competition, we believe that our proprietary technologies and business practices allow us to compete effectively on all of the above factors.

Environmental Regulation

              In our research and development and manufacturing processes, we use a variety of hazardous materials and industrial chemicals. In each of the jurisdictions in which we operate, we are subject to a variety of laws and regulations governing the storage, handling, emission, exposure to, discharge and disposal of these materials or otherwise relating to the protection of the environment. Environmental laws and regulations are complex and subject to constant change, with a tendency to become more stringent over time. Failure to comply with any new or existing laws, whether intentional or inadvertent, could subject us to fines, penalties and other material liabilities to the government or third parties, injunctions requiring the suspension of operations, redemption costs or other remedies, and the need for additional capital equipment or other process requirements, any of which could have a material adverse effect on our business and reputation. We believe that we are in compliance with applicable environmental regulations in all material respects.

Employees

              As of August 31, 2010, we had 446 employees, including 380 in manufacturing and engineering, 18 in research and development, 14 in sales and marketing and 34 in general administration. All of our employees are based in Taiwan. None of our employees is represented by a labor union. We consider our employee relations to be good. We believe that our future success will depend on our continued ability to attract, hire and retain qualified personnel.

Facilities

              We own the top three floors, which occupy approximately 39,700 square feet, of a five-story building in Hsinchu, Taiwan, where our existing manufacturing facilities and administrative offices are located. We also lease from a third party the first floor, which occupies approximately 10,700 square feet, of the same building for our manufacturing operations for a total rental fee of NT$225,000 per month. Of the approximate 50,400 square feet occupied by us, approximately 66% is devoted to our manufacturing operations. We lease the land on which the building is situated from the Science Park Administration in Hsinchu. In September 2010, we entered into an agreement to purchase the first and second floors of the same building, which are both owned by the same third party. The purchase of the first and second floors was approved by the Science Park Administration on October 13, 2010 and we obtained title to such property on November 17, 2010. Following such transfer of title, our lease of the first floor was automatically terminated and we now own the entire building. In addition, pursuant to a lease-back agreement entered into with the same third party, we have agreed to lease the second floor back to such third party. We also plan to expand the Hsinchu building in the next 24 months and occupy such expanded area for our operations.

              We also lease a total of approximately 54,100 square feet of manufacturing facilities in Sinwu, Taoyuan County, Taiwan, of which approximately 68% is devoted to our manufacturing operations. The leases in Hsinchu and Taoyuan terminate in December 2020 and November 2016, respectively. We do not expect that the termination of these leases upon their expiration will have a material impact on our business. See "Certain Relationships and Related Party Transactions—Luxxon Agreements—Lease Agreement."

              We believe that our facilities are adequate to meet our current corporate and manufacturing needs and do not expect to have to purchase or lease additional facilities in Taiwan for at least the next twelve months. We also believe that additional space would be available on commercially reasonable terms to facilitate any future expansion plans.

              Manufacturing facilities for China SemiLEDs are under construction. Upon completion, China SemiLEDs' manufacturing facility in Foshan City, Guangdong Province, China, is expected to occupy a plot of land with an area of approximately 712,000 square feet, and a floor area of approximately 378,000 square feet. The right to occupy and use these facilities terminates in February 2060.

Legal Proceedings

              Due to the complex technology required to compete successfully in the LED industry, participants in our industry are often engaged in significant intellectual property licensing arrangements, negotiations, disputes and litigation. We are directly or indirectly involved in the following legal proceedings, and from time to time may be named in various other claims arising in the ordinary course of our business:

  Cree

            On October 14, 2010, Cree, our competitor and a major manufacturer of LED products, filed a complaint against us and Helios Crew, our wholly owned subsidiary, with the United States District Court for the District of Delaware, alleging that we and Helios Crew infringed on its patents in the United States and seeking injunctive relief, unspecified monetary damages, pre- and post-judgment interest and attorneys fees. We and Helios Crew filed an answer to the complaint on November 3, 2010. We believe we have meritorious defenses and intend to contest this lawsuit vigorously. Nevertheless, in the event that Cree is successful in obtaining some or all of the relief it seeks, we may be barred from importing or selling our products into the United States and may be subject to damages and penalties.

  Bluestone

            In May 2010, Bluestone Innovations Texas LLC, or Bluestone, filed a complaint with the United States District Court for the Eastern District of Texas against us, Siemens (Osram) and other LED suppliers. Bluestone alleged infringement of one of its patents in the United States and sought injunctive relief and monetary damages. In August 2010, Bluestone filed an amended complaint. Although we are no longer named as a defendant in the amended complaint, there can be no assurance that Bluestone will not name us as a defendant in any future complaints, or that we will be successful in our defense against any future infringement allegation brought by Bluestone.

  Rothschild

            In August 2009, Gertrude F. Neumark Rothschild, a retired professor from the United States, filed a complaint with the Intellectual Property Court in Taiwan against us and seven other companies, asserting that the production process we use to manufacture our LED chips infringes her patent in Taiwan. Mr. Trung T. Doan, our chief executive officer, was named a co-defendant. In the complaint, Ms. Rothschild seeks monetary damages and an injunction against future infringement. She alleges that we and Mr. Trung T. Doan, our chief executive officer, are jointly and severally liable. On June 30, 2010, the complaint was dismissed by the court and on July 30, 2010, Ms. Rothschild appealed the decision. On October 28, 2010, a pleading was filed with the Intellectual Property Court in Taiwan by Ms. Rothschild's attorneys to withdraw her claim for an injunction against future infringement of her patent because such patent had expired on August 15, 2009. We believe the patent in suit is invalid, among other defenses that we have asserted. Ms. Rothschild continues to seek initial monetary damages of NT33.0 million ($1.0 million), although the ultimate amount of the damages if she were to prevail on appeal is unpredictable and has not yet been determined.

  Nichia

            In 2007, Nichia Corporation, or Nichia, brought patent infringement lawsuits against Seoul Semiconductor Co., Ltd., or Seoul Semiconductor, in Korea and against Japan Seoul Semiconductor Co., Ltd., a subsidiary of Seoul Semiconductor, in Japan. Seoul Semiconductor is one of our customers.

              In May 2007, Nichia filed a lawsuit with the Osaka District Court in Osaka, Japan against Japan Seoul Semiconductor Co., Ltd., claiming patent infringement. Nichia Corporation asserted that our LED chips infringed two of Nichia's patents in Japan. While we were not a named party in this lawsuit, in August 2007 we intervened as an independent party and filed an action for declaratory judgment with the Osaka District Court against Nichia. On March 3, 2009, we and Nichia entered into a settlement before the Osaka District Court and we subsequently withdrew from the case. As a result of the disposition of the lawsuit, it is possible for Nichia to file a new lawsuit on the two Nichia patents originally at issue.

              In October 2007, Nichia filed a patent infringement lawsuit with the Seoul Central District Court in Seoul, Korea, against Seoul Semiconductor, asserting that our LED chips infringed one of Nichia's patents in Korea. While we were not a named party in this lawsuit, in January 2008, we intervened as a supplementary party and filed briefs with the Seoul Central District Court against Nichia's position. Seoul Semiconductor filed an invalidation action with the Korean Intellectual Property Office, which concluded that Nichia's patent was invalid. Nichia appealed from the invalidation decision to the Patent Court. The Seoul Central District Court then ruled in favor of Seoul Semiconductor. Nichia appealed from the judgment of the District Court to the Seoul High Court. While the appeals were pending, Nichia and Seoul Semiconductor entered into a world-wide cross-license agreement. In January 2009, Nichia withdrew the appeal in the patent infringement lawsuit and Seoul Semiconductor withdrew the invalidation action, and as a result the invalidity finding by the trial court was vacated.

Our Joint Ventures

              We have grown our business in part through strategic alliances and acquisitions, and may from time to time continue to grow our operations by participating in joint ventures, making acquisitions or establishing other strategic alliances with third parties in the LED and LED-related industries. We have entered into three joint ventures, China SemiLEDS, SILQ (Malaysia) Sdn. Bhd., or SILQ, and SS Optoelectronics Co., Ltd., or SS Optoelectronics. Each of our three joint venture entities is still in an early development stage and has not had any material operations to date.

              In September 2009, we established SILQ, a joint venture enterprise in Malaysia to design, manufacture and sell lighting fixtures and systems. We also entered into this joint venture to assist with market intelligence and channel development. We hold a 50% interest in SILQ. The other 50% is held by a Malaysian company. SILQ began operating in June 2010 but has not had any substantial business or operations to date and we do not expect it to have any substantial business or operations for at least the next 12 months.

              In June 2010, we formed SS Optoelectronics in Taiwan. We hold a 49% interest in SS Optoelectronics and the other 51% is held by one of our customers and its affiliate. We formed SS Optoelectronics with, and at the request of, one of our customers. Pursuant to the joint venture agreement, the commencement of operations of SS Optoelectronics was dependent upon it receiving approval from the Hsinchu Science Park Administration of its application for entry into the Hsinchu Science Park. However, the Administration rejected SS Optoelectronic's application for entry on September 27, 2010 primarily because the main purpose of SS Optoelectronics was for sales and trading, and not for research and development or manufacturing as required under the regulations of the Administration. As such, we have made a determination to dissolve the joint venture agreement in accordance with the joint venture agreement. We expect to send a notice of termination to such customer before the end of November 2010, after which we will take the necessary steps to dissolve such entity. Given that the customer has not placed any orders to date through the joint venture entity, we do not believe that dissolving this joint venture will have any adverse impact on our financial results or our relationship with this customer.

  China SemiLEDs

            Through equity investments, we formed China SemiLEDs, a foreign-invested joint stock company, in Foshan, Guangdong Province, China, in January 2010. China SemiLEDs has five other shareholders, including Beijing Aieryidi Investment Co., Ltd., Foshan Nationstar Optoelectronics Co., Ltd., Zhejiang Shenghui Lighting Co., Ltd., Foshan Nanhai High-tech Industry Investment Co., Ltd. and Beijing Lampower Photoelectric Co., Ltd., which is a state-owned enterprise. Foshan Nationstar Optoelectronics Co., Ltd., Zhejiang Shenghui Lighting Co., Ltd. and Beijing Lampower Photoelectric Co., Ltd. are packaging companies. Foshan Nanhai High-tech Industry Investment Co., Ltd. is a PRC state-owned enterprise. Beijing Aieryidi Investment Co., Ltd., is a PRC investment company owned by individuals. We paid $14.7 million in cash for our 49% ownership interest in China SemiLEDs.

              We established China SemiLEDs to continue our growth in China and grow our net income. Although we made significant sales to customers located in China prior to investing in China SemiLEDs, we believe that participating in a joint venture entity in China provides us an additional avenue through which we can further acquire market share in China. Given the significance of the China market, which represented 46.1% of the global LED lighting revenues in 2009 according to Strategies Unlimited, our net income growth and overall growth prospects will significantly depend on the success of China SemiLEDs. However, China SemiLEDs is in an early development stage and does not currently have any commercial operations. We expect China SemiLEDs' manufacturing facilities in Foshan, China, which are currently under construction, will be operational after January 2011.

              China SemiLEDs will manufacture substantially the same LED chips as those made and sold by Taiwan SemiLEDs. Because China SemiLEDs is located in China and 51% owned by Chinese companies, including packaging companies and PRC state-owned enterprises, we believe it is well-positioned to access demand for LED chips by government entities, such as cities and provinces that use LEDs for street lighting and signage applications. Our investment in China SemiLEDs brings us physically closer to our customers in China, including two of our joint venture partners. We believe this proximity and presence is beneficial to grow and maintain customer relationships and gather additional market intelligence. Operating costs are generally lower in China than they are in Taiwan, and China SemiLEDs has benefited from government incentives and funding. Manufacturing facilities are costly to construct and the government incentives and funding provided to China SemiLEDs allows it to add production capacity more cost-effectively than it would be for us to construct the facilities necessary to increase production capacity to meet expected demand in China. We expect that China SemiLEDs will continue to benefit from PRC government incentives and subsidies that we believe may not be available to China SemiLEDs but for the fact that it is majority-owned by PRC entities. We do not consolidate China SemiLEDs in our consolidated financial statements but instead record 49% of the income or loss from the joint venture in our consolidated statements of operations as income (loss) from unconsolidated entities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—China SemiLEDs."

              Early in the growth and commercialization stage of China SemiLEDs, our sales and marketing staff will be actively involved in the build-up of the business at China SemiLEDs. However, we expect China SemiLEDs will hire and train sales and marketing professionals who will be dedicated to China SemiLEDs' business, products and customers. Furthermore, as with the sales and marketing functions, although we expect that our research and development employees and staff may have an active role in

China SemiLEDs' early stages, we expect China SemiLEDs will hire and train research and development personnel independent of our staff, while continuing to maintain close collaboration across teams in an effort to realize synergies. Our sales and marketing and research and development teams will not receive compensation from China SemiLEDs.

  Sales by China SemiLEDs and Taiwan SemiLEDs

            We will continue to sell LED chips and LED components in China. However, we have granted licenses with respect to certain of our patents to China SemiLEDs so that it can manufacture and sell LED chips in China. When China SemiLEDs is operational, both we and China SemiLEDs will make sales to customers in China. However, since China SemiLEDs will produce substantially the same LED chips as those made by Taiwan SemiLEDs, we and China SemiLEDs may ultimately compete for the same pool of existing or new customers, in particular if demand for LED products decreases or does not increase. However, China SemiLEDs may not use the patents we have licensed to them in connection with any sales outside of China. Because China SemiLEDs is not yet operational, we do not yet know the nature or extent of any such conflicts or competition for customers between China SemiLEDs and us nor have we determined how such conflicts will be resolved or by whom. We have not yet established a method for resolving conflicts and there are no objective criteria in place to evaluate conflicts. While we believe that there may be competition and conflicts, potential competition between us and China SemiLEDs in China, actual instances of competition between us and China SemiLEDs may be limited in the near-term because we expect near-term capacity constraints at both Taiwan SemiLEDs and China SemiLEDs as a result of expected customer demand in China. Furthermore, we believe that China SemiLEDs may be in a better position than Taiwan SemiLEDs to target certain customers in China, such as government entities that we would not have had access to in any event. We believe that the overall advantages of creating this additional avenue to potentially acquire additional market share in China outweigh the disadvantages and challenges with respect to competition and potential conflicts.

              See "—Intellectual Property Cross-Licensing Arrangements" and "Risk Factors—Risks Related to Our Investment in China SemiLEDs—China SemiLEDs may compete with us for sales in China."

              We have agreed with the other shareholders of China SemiLEDs that we will not manufacture LED wafers or chips in China either directly or indirectly, such as through original equipment manufacturing or outsourcing. We have also agreed to not invest in any other company that manufactures LED wafers or chips in China or allow any third party to which we transfer or license our technologies to apply those technologies in the manufacturing of LED epitaxial wafers or chips in China.

  Management of China SemiLEDs

            China SemiLEDs is required to have a general manager, who is appointed by the board of directors, who in turn are appointed by the shareholders of China SemiLEDs. China SemiLEDs has appointed Marco Mora, a former chief operating officer of Semiconductor Manufacturing International Corporation, as its first general manager. The general manager, together with the deputy general manager and other senior management personnel, has responsibility for the day-to-day operations of China SemiLEDs, including its manufacturing, sales and employee relations. The general manager must also implement board resolutions and is responsible for carrying out the business strategies and achieving the financial budgets as approved and set forth by the shareholders, at the direction of the board. The general manager reports directly to the board, which in turn must ultimately report to and be accountable to the shareholders of China SemiLEDs. The board oversees the general manager's work and is authorized to dismiss the general manager with or without cause.

  Board of Directors of China SemiLEDs

            China SemiLEDs' board of directors are appointed by its shareholders, and currently consists of nine directors. Although we only hold 49% of the shareholding in China SemiLEDs, we are entitled under China SemiLEDs' articles of association to nominate five of the nine directors on its board of directors, which nominations are then subject to shareholder approval. Our special nomination rights will terminate automatically if China SemiLEDs is listed on any stock exchange. Furthermore, we will lose our special nomination rights if we hold less than 41% of the total number of outstanding shares of China SemiLEDs. The number of directors we have the right to nominate will be equal to our pro rata ownership interest of the issued and outstanding common stock of China SemiLEDs at such time. In the event that our pro rata ownership percentage of China SemiLEDs results in a number of directors that is not a whole number, we will round down for the purpose of determining the number of directors that we would be able to nominate and appoint to the board. For example, if we were to hold one third of the shareholding interest in China SemiLEDs, we would be entitled to appoint three of the nine directors of China SemiLEDs, and if we were to hold 33.0% of the shareholding interest in China SemiLEDs, we would be entitled to appoint two of the nine directors of China SemiLEDs. Our chief executive officer Trung T. Doan and our chief operating officer Dr. Anh Chuong Tran will serve as chairman and vice chairman, respectively, of China SemiLEDs. Mr. Doan and Dr. Tran will not receive any compensation from China SemiLEDs.

              Directors have fiduciary and diligence duties to China SemiLEDs, including, among others, to not use the advantages provided by their positions to pursue business opportunities that belong to China SemiLEDs or to engage in the same business as China SemiLEDs either for their own account or for the account of any other person without the approval of the shareholders. In addition, a director that has a connected relationship with any enterprise that is the subject of a resolution at a board meeting may not vote on the matter, either directly or by proxy. As such, in the event that any matters involving us or our relationship with China SemiLEDs are brought before the board of directors of China SemiLEDs, our directors would be required to recuse themselves and such board decisions would be made by the remaining directors that are not affiliated with us. See "Risk Factors—Risks Related to Our Investment in China SemiLEDs—We do not own a majority of the shares of China SemiLEDs and if there are significant disagreements with the other shareholders of China SemiLEDs, our financial condition, results of operations, business and prospects may be materially and adversely affected." Furthermore, in the event that a strategic business opportunity arises which may belong to either us or China SemiLEDs, as directors that owe fiduciary duties to both entities, Mr. Doan and Dr. Tran will be required to present such an opportunity to our board of directors as well as both the board of directors and shareholders of China SemiLEDs, and neither we nor China SemiLEDs has a right of first refusal.

              In addition, China SemiLEDs is also required to have a board of supervisors that examines the company's finances and monitors the conduct of the directors or senior managers, among other things. The board of supervisors consists of six supervisors. Two of the supervisors must be worker representatives and four must be shareholder representatives. Of the four shareholder representatives, we have the right to nominate two.

  Preemptive Rights, Rights of First Refusal and Protective Rights

            If China SemiLEDs proposes to issue additional shares, each of its shareholders has a preemptive right to subscribe for all or part of the additional shares proposed to be issued in proportion to its then shareholding ratio in the company. If any shareholder declines to exercise any portion of its preemptive right, the other shareholders are entitled to purchase the shares declined by such shareholder. In addition, we and the other shareholders have rights of first refusal if any other shareholder wishes to transfer or sell its shares.

              We also have a number of protective rights under China SemiLEDs' articles of association. For example, as long as we hold at least 25% of the outstanding shares of China SemiLEDs, our prior consent is required before China SemiLEDs may issue bonds or otherwise incur debt (including guaranteeing any debt or other liability) in excess of RMB2,000,000 (approximately $294,000) in the aggregate over any 12-month period. In addition, special resolutions requiring the approval of shareholders holding two-thirds of the outstanding shares must be adopted before China SemiLEDs can (i) increase or reduce its registered capital, (ii) merge, split, dissolve or change its form, (iii) amend its articles of association, or (iv) take any other action that PRC laws and regulations require be decided by special resolutions.

  Intellectual Property Cross-Licensing Arrangements

            We have entered into a patent assignment and license agreement, a patent cross-license agreement and a trademark cross-license agreement with China SemiLEDs. The following summary is qualified by reference to the intellectual property agreements and other agreements between us and China SemiLEDs that we will file with the SEC as exhibits to the registration statement, of which this prospectus forms a part.

              Under the patent assignment and license agreement, as amended, we agreed to assign 13 patents to China SemiLEDs. In return China SemiLEDs agreed to pay us a one-time payment of $600,000, which we expect to receive by November 2010, and agreed to grant us and our affiliates a royalty-free, transferable and exclusive (with respect to third parties other than China SemiLEDs) license to use the patents globally except in manufacturing LED epitaxial wafers and chips in China. China SemiLEDs agreed to not assign the patents to any third party without our written consent. We have agreed to indemnify China SemiLEDs from any damages arising out of any intellectual property infringement claims or proceedings with respect to any products manufactured by China SemiLEDs. The term of the agreement is 10 years.

              Under the patent cross-license agreement, we agreed to grant royalty-free, exclusive (with respect to third parties other than us) and non-transferable licenses to China SemiLEDs to use 47 of our patents, and patents that we may acquire in the future, for the manufacture of LED epitaxial wafers or chips within China. Any patents acquired by China SemiLEDs will be licensed to us and our affiliates for use in manufacturing or selling LED chips or packages globally. China SemiLEDs has agreed to not transfer or sublicense any of the licenses without our consent. Although the agreement provides us with the right to terminate the agreement if the directors nominated by us to the board of China SemiLEDs no longer constitute a majority of its board under certain circumstances, as a practical matter, this right is very limited. As a result, if we hold less than 41% of the total number of outstanding shares of China SemiLEDs, we may lose control of the board and not be able to terminate the agreement.

              Under the trademark cross-license agreement, we agreed to grant China SemiLEDs an exclusive (with respect to third parties other than us) royalty-free license to use our "SemiLEDs" trademark within China, subject to certain conditions. In return, China SemiLEDs agreed to grant a royalty-free and exclusive (with respect to third parties other than China SemiLEDs) license to us and our affiliates to use globally, except in China, any trademark acquired by it. China SemiLEDs may not transfer or sublicense our SemiLEDs trademark, use our SemiLEDs trademark as part of the name for or trademark owned by any company owned or affiliated with China SemiLEDs, use any trademarks, names, logos or design patents similar to or incorporating our "SemiLEDs" trademark, or advertise or promote any services or products relating to any LED epitaxial wafers or chips using the trademark of any other company.

              We may terminate the trademark cross-license agreement if China SemiLEDs' products fail to meet certain quality standards. We may also terminate this agreement if the directors nominated by us to the board of China SemiLEDs no longer constitute a majority of its board for reasons other than because China SemiLEDs is listed on a stock exchange, we transfer our shares in China SemiLEDs, or we decline to exercise our preemptive rights with respect to new issuances of shares of China SemiLEDs.

MANAGEMENT

Executive Officers and Directors

              The following table sets forth information about our executive officers and members of our board of directors as of November 12, 2010:

Name	Age	Position(s)
Trung T. Doan	52	Chairman and Chief Executive Officer
Dr. Anh Chuong Tran	48	President, Chief Operating Officer and Director
David Young	46	Chief Financial Officer
Jack S. Yeh	51	Vice President, Sales and Marketing Division
Lanfang (Lydia) Chin	39	General Counsel
Richard P. Beck	77	Director
Richard S. Hill	58	Director
Mark Johnson	46	Director
Dr. Jack Lau	43	Director
Scott R. Simplot	64	Director

              Our board of directors currently consists of seven directors.

              Trung T. Doan has served as Chairman of our board of directors and our Chief Executive Officer since January 2005. Prior to joining us, Mr. Doan served as Corporate Vice President of Applied Global Services (AGS) Product Group at Applied Materials, Inc. and also served as President and Chief Executive Officer of Jusung Engineering, Inc., a semiconductor/LCD equipment company in Korea. In addition, Mr. Doan served as Vice President of Process Development at Micron Technology Inc. Mr. Doan currently serves on the board of directors of Advanced Energy Industries, a publicly traded manufacturer of power conversion and control systems, and Dolsoft Corporation, a privately held software company. Previously, Mr. Doan served as a director of Nu Tool Inc., a semiconductor technology company, and as a director of EMCO, a publicly traded manufacturer of advanced flow control devices and systems. Mr. Doan holds a bachelor of science degree in nuclear engineering from the University of California, Santa Barbara, where he graduated with honors, and a masters of science degree in chemical engineering from the University of California, Santa Barbara. Our board of directors has determined that Mr. Doan should serve as chairman and our Chief Executive Officer based on his in-depth knowledge of our business and industry and his experience serving on the boards of directors of several major technology companies as well as in management roles in the technology industry.

              Dr. Anh Chuong Tran has served as our President, Chief Operating Officer and director since January 2005. Dr. Tran served as Vice President at Highlink Technology Corporation from November 2000 to November 2004 and a senior staff scientist at Emcore Corporation from 1995 to February 2000. Dr. Tran holds a bachelor of science degree in physics from the Czech Technical University, Prague, and a doctor of philosophy degree in physics from the University of Montreal. Our board of directors has determined that Dr. Tran should serve as our President, Chief Operating Officer and director based on his in-depth knowledge of our business and industry and experience in operational management roles in the technology industry.

              David Young has served as our Chief Financial Officer since March 2008. Prior to joining us, Mr. Young served as Vice President, Sourcing Administration, of Payless ShoeSource International Ltd.

from October 2005 to February 2008, co-founder and Executive Vice President of Tera Xtal Technology Corporation, Chief Financial Officer of Sparkice.com Inc. and Chief Financial Officer of Young Brothers Development Co., Ltd. from 1996 to 1999. Mr. Young also served as audit manager at Arthur Anderson from 1993 to 1995 and as audit manager and audit senior at Ernst & Young from 1987 to 1993. Mr. Young holds a bachelor of arts degree in economics and business from the University of California, Los Angeles.

              Jack S. Yeh has served as our Vice President of Sales and Marketing since August 2005. Prior to joining us, Mr. Yeh served at United Epitaxy Company Ltd., a LED chip and wafer manufacturer, as Vice President from May 2000 to July 2005, Senior Sales Manager from November 1998 to May 2000, and Marketing Manager from July 1996 to November 1998. From July 1994 to August 1996, Mr. Yeh served as Sales Manager of the New Business Team at PRRINCO Inc., a manufacturer of optical disks. Mr. Yeh holds a bachelor of science degree in electrical engineering from the University of Maryland.

              Lanfang (Lydia) Chin has served as our General Counsel since November 2008. Prior to joining us, Ms. Chin was a partner at Hui Fa Law Office from April 2007 to October 2008, and was Vice Senior Director of the Intellectual Property and Legal Department at Quata Display Inc., from March 2004 to July 2006. Ms. Chin holds a bachelor of law degree from National Taipei University and a masters of law degree from Franklin Pierce Law Center.

              Richard P. Beck has served as our director since July 2010. Mr. Beck previously served as a director of our company from March 2005 to April 2008. He is currently a director of TTM Technologies, Inc., a publicly traded manufacturer of printed circuit boards, and serves as Chairman of its audit committee, and also serves on the nominating and corporate governance committee. From May 1998 to August 2006, Mr. Beck served as a director of Applied Films Corporation, a publicly traded manufacturer of flat panel display equipment, served on its audit and nominating and governance committees, and from October 2001 to August 2006 served as Chairman of the board. From September 2000 to October 2004, he served as a director and Chairman of the audit committee of Photon Dynamics, Inc. a publicly held manufacturer of semiconductor testing equipment. He served as Vice President and Chief Financial Officer from March 1992 to October 2001 and Senior Vice President from February 1998 to May 2002 of Advanced Energy Industries, Inc., and is currently a director and chair of its nominating and governance committee as well as a member of its audit and mergers and acquisitions committees. Our board of directors has determined that Mr. Beck should serve as a director based on his experience serving on the boards of directors of public and private companies, and his strong background in finance.

              Richard S. Hill has served as our director since September 2010. Mr. Hill has served as Chief Executive Officer and director of Novellus Systems, Inc., a semiconductor processing equipment manufacturer, since December 1993 and Chairman of its board since May 1996. Before joining Novellus, Mr. Hill spent 12 years at Tektronix, Inc., where he held a variety of positions, including President of Tektronix Development Company, Vice President of the Test and Measurement Group and President of Tektronix Components Corporation. Currently, Mr. Hill serves on the board of directors of the University of Illinois Foundation, LSI Corporation, a provider of silicon, systems and software technologies, and Arrow Electronics, Inc., an electronic components distributor. Mr. Hill holds a bachelor's degree in bioengineering from the University of Illinois and a master's degree in business administration from Syracuse University. Our board of directors has determined that Mr. Hill should serve as a director based on his engineering background as well as his experience in the semiconductor industry and as a director of companies in a variety of industries.

              Mark Johnson has served as our director since September 2010. Mr. Johnson serves as Chairman of Innosight LLC, a strategic consulting and investment firm which he co-founded in January 2000. Prior to co-founding Innosight, Mr. Johnson was a consultant at Booz Allen Hamilton Inc. from May 1994 to May 1999. He also served as a nuclear power-trained surface warfare officer in the U.S. Navy from May 1986 to May 1994. Currently, Mr. Johnson serves on the board of directors of the U.S. Naval Institute. Mr. Johnson holds a bachelor's degree with distinction in aerospace engineering from the United States Naval Academy and a master's degree in civil engineering and engineering mechanics from Columbia University and a masters in business administration from Harvard Business School. Our board of directors has determined that Mr. Johnson should serve as a director based on his experience of providing consulting services to both private and public companies and his business and engineering background.

              Dr. Jack Lau has served as our director since October 2010. Dr. Lau has been Chairman, Chief Executive Officer and director of Perception Digital Holdings Limited, a company that provides multimedia technology solutions which he co-founded, since January 1999. He is currently an Adjunct Professor at the Hong Kong University of Science and Technology. Prior to co-founding Perception, Dr. Lau was a Visiting Scholar at the Center for Integrated Systems at Stanford University from 1995 to 1996. From 1996 to 1998, he was an Assistant Professor at the Hong Kong University of Science and Technology in the Department of Electronic and Computer Engineering. Between 1988 and 1991, Dr. Lau worked at Hewlett-Packard Development Company L.P., Schlumberger Limited and Integrated Information Technology, Inc. Between 1997 and 2000, Dr. Lau served on the board of directors of Orient Power Holding Limited and Yue Fung Development Co., Ltd. in Hong Kong. Dr. Lau holds a bachelor's and master's degrees in Electrical Engineering from the University of California at Berkeley. He holds a doctor of philosophy degree and executive master of business administration degree from the Hong Kong University of Science and Technology. Our board of directors has determined that Dr. Lau should serve as a director based on his engineering background and his experience serving on the board of directors of various private and public companies.

              Scott R. Simplot has served as our director since March 2005. Mr. Simplot has been Chairman of the board of directors and a director of J.R. Simplot Company since May 2001 and August 1970, respectively. Mr. Simplot has served as Manager of JRS Management, LLC, since September 2004, and General Partner to SRS Family Limited Partnership since January 1997. Mr. Simplot also serves as a director to various companies such as Bar-U-, Inc., Block 65 and 66 Master Association, Inc., Cal Ida Chemical Company, Censa of California, Inc., Claremont Realty Co., Glen Dale Farms, Inc., Potato Storage, Inc., Storage Partners I, Ltd., SMP, Inc., Three Creek Ranch Co., Camas, Inc., and Lattice Energy, LLC. Mr. Simplot holds a bachelor of science degree in business from the University of Idaho and a masters in business administration from the University of Pennsylvania. Our board of directors has determined that Mr. Simplot should serve as a director based on the extensive knowledge and insight he brings to our board of directors from his experience serving as Chairman and holding a variety of management positions at a large private company and serving on the boards of directors of companies in a variety of industries. Mr. Simplot became a director on our board as part of his duties as the Chairman of the board of J.R. Simplot Company, the 100% owner of Simplot Taiwan, Inc., which was entitled to designate two members of our board of directors in connection with J.R. Simplot Company's investment in our Series A convertible preferred stock.

Board Composition

              SemiLEDs currently has seven authorized directors, four of whom qualify as "independent" according to the rules and regulations of The NASDAQ Stock Market. Each director is elected for a period of one year at SemiLEDs' annual meeting of stockholders and serves until the next annual meeting or until his successor is duly elected and qualified. The executive officers serve at the discretion of the board of directors. There are no family relationships among any of the directors or executive officers of SemiLEDs.

Director Compensation

              Directors are not currently compensated for their services as directors. However, we intend to review and consider future proposals regarding board compensation. Directors will be eligible to participate in our 2010 Equity Incentive Plan.

              Mr. Beck previously served as a director of our company from March 2005 to April 2008. In August 2005 and March 2006, we issued 17,857 options and 3,571 options, respectively, to Mr. Beck at an exercise price per share of $0.21 and $0.42, respectively. In November 2006, Mr. Beck exercised all of his options and, as such, Mr. Beck does not have any options outstanding.

Committees of the Board of Directors

              Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee.

  Audit Committee

            Our audit committee consists of Mr. Beck, Mr. Hill and Mr. Johnson, each of whom is a non-employee member of our board of directors. Mr. Beck is the chairperson of our audit committee and is our audit committee financial expert, as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. Our audit committee is responsible for, among other things:

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  reviewing and approving the selection of our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

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  monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

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  reviewing the adequacy and effectiveness of our internal control policies and procedures;

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  discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results; and

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  preparing the audit committee report that the SEC requires in our annual proxy statement.

  Compensation Committee

            Our compensation committee consists of Mr. Hill, Mr. Johnson and Dr. Lau. Mr. Hill is the chairperson of our compensation committee. The compensation committee is responsible for, among other things:

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  overseeing our compensation policies, plans and benefit programs;

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  reviewing and approving for our executive officers: the annual base salary, the annual incentive bonus, including the specific goals and amount, equity compensation, employment agreements, severance arrangements and change in control arrangements, and any other benefits, compensations or arrangements;

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  preparing the compensation committee report that the SEC requires to be included in our annual proxy statement;

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  reviewing and determining our equity-based compensation plans; and

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  administering our stock option plans and employee stock purchase plan.

              We believe that the composition of our compensation committee meets the criteria for independence under, and the functioning of our compensation committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations.

  Nominating and Corporate Governance Committee

            Our nominating and corporate governance committee consists of Mr. Beck, Mr. Johnson and Dr. Lau. Mr. Beck is the chairperson of our nominating and corporate governance committee. Our nominating and corporate governance committee will be responsible for, among other things:

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  identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;

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  reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

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  overseeing the evaluation of our board of directors and management; and

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  recommending members for each board committee to our board of directors.

Compensation Committee Interlocks and Insider Participation

              No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

Code of Business Conduct and Ethics

              We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. These standards are designed to deter wrongdoing and to promote honest and ethical conduct. The code of business conduct and ethics will be available on our website. Any amendments to the code, or any waivers of its requirements, will be disclosed on the website. The information that appears on our website is not part of, and is not incorporated into, this prospectus.

EXECUTIVE COMPENSATION

              This executive compensation section provides information about the material elements of the compensation awarded to or earned by our "named executive officers" during fiscal year 2010. Our named executive officers include our chief executive officer, chief financial officer and our three most highly compensated executive officers other than our chief executive officer and chief financial officer, who specifically are:

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  Trung T. Doan, our Chief Executive Officer;

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  Dr. Anh Chuong Tran, our President and Chief Operating Officer;

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  David Young, our Chief Financial Officer;

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  Jack S. Yeh, our Vice President of Marketing and Sales; and

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  Lanfang (Lydia) Chin, our General Counsel.

              This executive compensation discussion addresses and explains the compensation practices that were followed in fiscal year 2010 for our named executive officers and the numerical and related information in the summary compensation and other tables presented below.

Compensation Discussion and Analysis

  Compensation Philosophy and Objectives

            We design our overall compensation program to attract and retain executive officers with the skills, experience and commitment to help us achieve our business objectives. Until the completion of this offering, we will continue to be a privately-held company with a limited number of equity holders. As such, we have not been subject to stock exchange listing requirements or SEC rules requiring a majority of our board of directors to be independent or relating to the formation and functioning of our board committees, including a compensation committee. Our chief executive officer, in consultation with our board of directors, makes the final decisions regarding the compensation of our executive officers, other than for himself and our chief operating officer, and our board of directors determines the compensation of our chief executive officer and chief operating officer, based on recommendations from our chief executive officer.

              Following the offering, our compensation committee, when constituted, will have the responsibility for establishing, implementing and monitoring adherence to our compensation program. None of our executive officers will be a member of our compensation committee. Our compensation committee will have the authority under its charter to engage the services of outside counsel, consultants, accountants and other advisors to assist it in discharging its responsibilities relating to our executive compensation policies. In determining compensation, we strive to reward our executive officers with compensation that is affordable and sufficient to retain such officers while concurrently aligning the officers' interests with the achievement of our financial and business goals as well as the goals of our stockholders. We do not use rigid guidelines or formulas, nor have we used any benchmarking or other peer group survey, to determine the amount and mix of compensation elements for each executive officer. We have not adopted any formal or informal policies or guidelines for allocating compensation between cash and non-cash compensation or among different forms of non-cash compensation and have not considered these allocations in our compensation decisions. Instead, we have relied on the judgment and experience of our chief executive officer and board members, who have assessed each officer's experience, skills, role and responsibilities in determining a compensation level that is sufficient to retain and motivate without being too costly for us.

  Roles of Executives and Compensation Consultant

            Historically, our chief executive officer, in consultation with our board of directors, has determined the cash compensation of our executive officers, other than himself and our chief operating officer, based on his assessment of an officer's experience, skills, role and responsibilities and our gross revenues. Our chief executive officer has made proposed recommendations regarding his own compensation and that of our chief operating officer, which are subject to the approval of our board of directors. To date, we have not hired a compensation consultant to help evaluate the compensation for our named executive officers.

  Principal Elements of Executive Compensation

            The total compensation of our executive officers consists of the following elements:

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  base salary;

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  bonuses;

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  long-term incentive compensation, consisting of options;

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  potential payments upon specified termination events and vesting acceleration for some of our officers; and

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  benefits that are generally available to our employees.

              We offer cash compensation to our named executive officers in the form of base salaries at levels that we can afford and are sufficient to retain such officers. In addition to standard base salaries, we pay some of our officers certain bonuses that they have negotiated in their offer letter or bonuses that we generally pay all of our employees in Taiwan. However, our chief executive officer, chief operating officer and chief financial officer have not received any bonuses, except for the one-time retention bonuses for our chief executive officer and chief operating officer described below. Historically, we have paid total cash compensation that is generally modest as determined in the collective business judgment of our board of directors and our chief executive officer and have relied on our equity compensation to motivate our named executive officers to achieve our long-term goals.

  Base Salaries

            Base salary is the guaranteed compensation received by our executive officers for performing their regularly assigned duties. The base salary for each of our named executive officers was initially determined in a negotiation between us and each officer when such officer started employment. The base salaries for our chief executive officer and president and chief operating officer were first set forth in employment agreements in 2005 following our incorporation. Our board of directors most recently approved an increase in the base salaries and approved new living allowances for our chief executive officer and chief operating officer in March 2007, after taking into account the recommendation from our chief executive officer, who made his recommendation based on his own judgment and experience that the base salary of these two officers was less than the market rate for the same positions at similar companies. Our chief executive officer has knowledge and experience of the compensation of officers in the semiconductor industry from his previous roles with semiconductor companies, including responsibilities as a chief executive officer, vice president, board member and compensation committee member, pursuant to which he discussed or determined the compensation of officers and developed his judgment of the market rate of officer compensation in companies in both the semiconductor industry and the LED industry. There are similarities between the semiconductor industry and LED industry in terms of manufacturing technology, processes, know-how and the equipment and supplies used in the manufacture of such products. The employees recruited to work in both the semiconductor industry and LED industry tend to have similar technical training and experience in that they are highly-trained engineers with in-depth knowledge of device physics and chemistry to design as well as knowledge of the corresponding manufacturing processes. Since both industries recruit from a similar candidate pool, our chief executive officer believes that the compensation of officers in the semiconductor industry is a useful reference point for the LED industry. We believed these compensation increases were affordable and appropriately compensated our executive officers. However, our chief executive officer and chief operating officer carefully considered their increases in compensation before waiving and declining a base salary increase and new living allowances, because they decided they would rather conserve capital to help grow our business. In May, 2009, given our increased revenue and net income, our board of directors agreed that, provided our chief executive officer and chief operating officer remain in service until each bonus payment date, they would each earn in the aggregate an additional bonus equivalent to the base salary increases and new living allowances that they would have received had they accepted the base salary increase and new living allowances that our board of directors offered since April 2007. This bonus was earned and paid in two installments in fiscal year 2010 of approximately $51,667 each for our chief executive officer and $45,208 each for our chief operating officer. Starting in November 2009, our chief executive officer and chief operating officer accepted a total base salary increase of $201,000 for our chief executive officer and $196,000 for our chief operating officer, which was equal to the respective base salary increase and new living allowances originally offered in 2007 by our board of directors. Instead of receiving base salary increases and new living allowances, for ease of administration, our chief executive officer and chief operating officer each accepted a total base salary increase in the same amount.

              The base salary for Mr. Yeh was increased from the amount in his offer letter in 2005 to NT$161,800 in October 2009 and NT$215,900 in August 2010, pursuant to our chief executive officer's annual salary review. The base salary for Ms. Chin was increased to NT$178,570 in August 2010 pursuant to our chief executive officer's annual salary review. For both Mr. Yeh and Ms. Chin, our chief executive officer determined their salary increases based on their performance, longevity with us and the chief executive officer's judgment regarding the market rate for those positions. For Mr. Young, the base salary has remained the same as set forth in his offer letter. Because we have used equity compensation as the primary means of motivating our officers to achieve our long-term business goals, we have been able to conserve capital for our business by paying relatively modest base salaries, based on the experience of our chief executive officer and our board of directors. The salary earned in fiscal year 2010 by each named executive officer is reflected in the "Summary Compensation Table" below.

  Annual Incentive Compensation

            For fiscal year 2010, we did not have a formal bonus plan or program for any of our employees, including our named executive officers. We paid bonuses to our chief executive officer and our president and chief operating officer as described under "Base Salaries" above. Prior to fiscal year 2010, we did not pay any bonuses to those two named executive officers. We did not pay a bonus to our chief financial officer in fiscal year 2010 or in any of our previous fiscal years. We have an informal policy to pay our full-time employees who are paid in NT dollars a year-end bonus equal to two (2) months of the average base salary of each employee based in Taiwan, as pro rated for their period of service with us for the year. We adopted this informal policy of paying a year-end bonus in this amount because it is typical practice for a Taiwanese company. In addition, to reward our employees based in Taiwan for their diligence and efforts in light of our improved sales, we paid each of our employees a special bonus in August 2009 equal to NT$15,000 (approximately $500.00), which was determined by our chief executive officer as affordable for us and appreciated by our employees. Ms. Chin was treated in the same manner as our other employees based in Taiwan and paid both the year-end bonus (as pro rated for her months of employment with us in 2008) and the special bonus in August 2009 equal to NT$15,000. As a result of his negotiations with our chief executive officer, Mr. Yeh's 2005 offer letter provided for a bonus that is guaranteed and payable three times each year in the amount of NT$150,000. These three bonus amounts would have been incorporated into Mr. Yeh's annual base salary, except that Mr. Yeh preferred to be paid these three installments each year. In addition, Mr. Yeh's offer letter provided for a guaranteed year-end bonus equal to two (2) months of his then average base salary, which represents the year-end bonus for all of our employees, as described above. In fiscal year 2010, Mr. Yeh earned his bonus of NT$150,000 three times and the same year-end bonus as the other employees based in Taiwan in an amount equal to two

(2) months of his then average base salary. The actual bonus amounts earned by Ms. Chin and Mr. Yeh for fiscal year 2010 are set forth in the "Summary Compensation Table" below.

  Long-Term Incentive Compensation

              Background.    We established our equity incentive plan to align the interests of our employees, including our named executive officers, with the interests of our stockholders and to provide our employees an incentive to support our long-term success and growth. We award equity incentive compensation in the form of options to acquire shares of our Class B common stock, because we believe that stock options encourage our executive officers to perform and are directly tied to any increase in the value of our business. To increase the value of their options, officers need to work diligently to increase the value of our capital stock, which in turn benefits our stockholders. Historically, our board of directors has had the authority to make equity grants to executive officers and at times, has delegated this authority to our chief executive officer. Following the completion of this offering, our compensation committee, when constituted, will make all decisions regarding equity grants to our executive officers.

              Timing and Size of Grants.    We typically grant the largest stock option in the year that an executive officer commences employment. Generally, each option vests annually according to a four-year schedule. Thereafter, we make option grants on an annual basis at the discretion of our board of directors, or our chief executive officer when the board has delegated to him this authority. We do not have any program or obligation that requires us to grant equity compensation to any executive officer on specified dates. The size of each grant is generally set at a level that our board of directors deems appropriate to create a meaningful opportunity for stock ownership, taking into account an individual's position and longevity with us (which includes an individual's performance) as the most important factor, the individual's existing equity holdings as the second most important factor and the individual's potential for future responsibility as the third most important factor.

              In fiscal year 2009, Mr. Young and Ms. Chin were each granted their initial hire option. Mr. Young's option amount was negotiated pursuant to his employment agreement and our chief executive officer determined the option amount for Ms. Chin, based on his assessment of her experience, skills and responsibilities. Our board of directors granted Mr. Young his options on an accelerated schedule as compared to his employment agreement to simplify the option grant schedule. That is, instead of granting two options for 35,714 shares each at his employment commencement (with the vesting starting at the employment commencement date for the first option and the vesting starting at the first anniversary of the employment commencement date for the second option), a third option for 35,714 shares at his second anniversary with us (with the vesting starting at the second anniversary of the employment commencement date) and a fourth option for 35,714 shares at his third anniversary with us (with the vesting starting at the third anniversary of the employment commencement date), our board of directors granted one option for 71,428 shares at his employment commencement and a second option for 71,428 shares at approximately his first anniversary with us. Our chief executive officer also determined the option amount for Mr. Yeh's annual grant in fiscal year 2009 and the annual grants for Mr. Yeh and Ms. Chin in fiscal year 2010, taking into account the following factors in order of greatest importance: position and longevity with us (which includes performance), existing equity holdings and potential for future responsibility. Each of these options is subject to our standard vesting schedule of four annual installments. The actual option amounts for Mr. Young, Ms. Chin and Mr. Yeh for fiscal year 2010 are set forth in the "Grants of Plan-Based Awards Table" below.

              Stock Valuation.    In the absence of a public trading market for our common stock, our board of directors or chief executive officer determined the fair market value of our Class B common stock in good faith using factors it considered appropriate, including the price at which shares of our Class B common stock and convertible preferred stock had previously been issued, the rights associated with our convertible preferred stock, our business prospects, and, beginning in 2007, written reports periodically prepared by an independent valuation firm retained by us. Following the completion of this offering, we expect the exercise price of our options to be based on a consistent methodology that will either use the closing price of our common stock on the date of the grant or the date immediately prior to the date of grant. At this time, we have not yet made a decision regarding how to determine the exercise price of our options.

              Restricted Shares, Stock Appreciation Rights and Stock Units.    We generally have not granted restricted stock awards, stock appreciation rights or stock units because we believe that options offer a more powerful incentive because the value of our stock has to appreciate in order for the officers to receive any gain from their options. In addition, our current option plan does not offer stock appreciation rights or stock units. However, in the future our compensation committee may consider granting restricted shares of our common stock, stock appreciation rights or restricted stock units in appropriate circumstances.

  Stock Ownership Guidelines

            We currently do not require our directors or executive officers to own a specified amount of our common stock. Our board of directors believes that the stock and option holdings of our directors and executive officers are sufficient at this time to provide incentives to perform for us and to align this group's interests with those of our stockholders.

  Perquisites

            In fiscal year 2010, we did not provide special benefits or other perquisites to our named executive officers. Our executive officers are eligible for the benefits generally available to our employees, including our labor insurance, national health insurance and certain group insurance (including life insurance, accidental death & dismemberment insurance, hospitalization and surgical benefits), with the labor insurance and national health insurance mandated by Taiwan law and all of this insurance available to all employees, regardless of nationality; and the minimum pension contribution required by Taiwan law for employees based in Taiwan who are Taiwanese citizens. These general benefits are either mandated by Taiwan law or offered to our employees because they are available at a typical employer in Taiwan.

  Severance and Change of Control Benefits

            Mr. Doan and Dr. Tran entered into employment agreements in 2005, which provide that if the respective individual is terminated by us without cause or resigns due to a constructive termination, he will receive as severance an amount equal to six (6) months of his then current salary plus his current medical insurance for six (6) months following his termination date. We offered such severance to motivate Mr. Doan and Dr. Tran to continue as our executive officers by providing severance protection in the event that they are terminated by us without having committed any egregious act constituting cause or if we adversely change their positions such that they resign. Cause is defined as (a) the conviction of a felony or of any criminal offense involving moral turpitude; (b) the repeated failure to satisfactorily perform duties reasonably required by us; (c) material breach of the proprietary information and invention agreement, our written policies established by our board of directors or any term of his employment agreement; or (d) misappropriation of our property or unlawful appropriation of our corporate opportunity or our business. We will provide Mr. Doan and Dr. Tran with written notice alleging cause and failure to remedy the alleged cause within thirty (30) days may result in a termination for cause. Constructive termination is defined as one of the following events when we have not received the respective individual's written consent for such event: (a) a significant reduction of his duties, position or responsibilities relative to his duties, position or responsibilities in effect immediately prior to such reduction or his removal from such position, duties and responsibilities, provided that a reduction in duties, position or responsibilities solely by virtue of us being acquired and made part of a larger entity will not constitute a constructive termination; (b) a substantial reduction, without good business reasons, of the facilities and perquisites available to him immediately prior to such reduction; (c) a reduction of his base salary unless such reduction is a part of a Company-wide reduction for similarly situated persons; or (d) a material reduction in the kind or level of employee benefits to which he is entitled immediately prior to such reduction, with the result that his overall benefits package is significantly reduced, unless such reductions are part of a Company-wide reduction for similarly situated persons.

              Mr. Young's employment agreement entered into in 2007 provides for the following vesting acceleration and option benefits: (a) if he is involuntarily terminated without cause before the second anniversary of his employment with us, all of the 71,428 shares subject to his option granted on March 3, 2008, will become fully vested; and (b) if we are subject to a change of control within twenty-four (24) months from his first date of employment with us, all of the 71,428 shares subject to his option granted on March 3, 2008 will become fully vested and he will be granted an additional fully vested option for 71,428 shares. Mr. Young will not receive any of the vesting acceleration rights or additional option described in this paragraph because the time restrictions for such acceleration and additional option have passed.

              For additional information, please see "—Potential Payments Upon Termination or Change in Control" below for more details.

  Financial Restatement Adjustment

            Our compensation committee has not adopted a policy on whether we will make retroactive adjustments to any cash or equity-based incentive compensation paid to executive officers or other employees where the payment was predicated upon the achievement of financial results that were subsequently the subject of a restatement. Our compensation committee believes that this issue is best addressed when the need actually arises, when all of the facts regarding the restatement are known, so that we can make an informed decision that is in our best interest.

  Tax and Accounting Treatment of Compensation

            Section 162(m) of the Internal Revenue Code places a limit of $1.0 million per person on the amount of compensation that we may deduct in any one year with respect to each of our named executive officers other than the chief financial officer. There is an exemption from the $1.0 million limitation for performance-based compensation that meets certain requirements. All grants of options or stock appreciation rights under our new Equity Incentive Plan, which we will adopt before this offering, are intended to qualify for the exemption. Please see "Equity Incentive Plan" for more details. Grants of restricted shares or stock units under our Equity Incentive Plan may qualify for the exemption if vesting is contingent on the attainment of objectives based on the performance criteria set forth in the plan and if certain other requirements are satisfied. Grants of restricted shares or stock units that vest solely on the basis of service cannot qualify for the exemption. To maintain flexibility in compensating officers in a manner designed to promote varying corporate goals, our compensation committee, when constituted, will not adopt a policy requiring all compensation to be deductible. To date, the compensation to our named executive officers has not exceeded the $1.0 million limitation. Our compensation committee, when constituted, may approve compensation or changes to plans, programs or awards that may cause the compensation or awards to exceed the limitation under section 162(m) if it determines that such action is appropriate and in our best interests.

              We account for equity compensation paid to our employees under the rules of FASB Accounting Standards Codification ("ASC") Topic 718, "Stock Compensation" (formerly FASB Statement No. 123(R)) ("ASC 718"), which require us to estimate and record an expense for each award of equity compensation over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued. We have not tailored our executive compensation program to achieve particular accounting results.

Summary Compensation Table

              The following table sets forth all of the compensation earned by our named executive officers for the fiscal year ended August 31, 2010.

Name and Principal Position	Salary	Bonus	Option Awards(1)	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Trung T. Doan Chief Executive Officer	$194,333	$103,334	—	—	—	$297,667
Dr. Anh Chuong Tran President and Chief Operating Officer	$190,167	$90,416	—	—	—	$280,583
David Young Chief Financial Officer	$112,000	—	—	—	—	$112,000
Jack S. Yeh(2) Vice President of Marketing and Sales	$62,255	$24,159	$25,274	—	—	$111,688
Lanfang (Lydia) Chin(3) General Counsel	$60,590	$9,969	$30,329	—	—	$100,888

(1)
The amounts reported in this column represent the grant date fair value of the stock options granted to the named executive officers during fiscal year ended August 31, 2010 calculated in accordance with the Financial Accounting Standards Board's Accounting Standards Codification Topic 718 (formerly known as SFAS 123(R) and referred to herein as "ASC 718"). The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in our notes to the audited consolidated financial statements included elsewhere in this prospectus. Note that the amounts reported in this column reflect the accounting cost for these stock options, and do not correspond to the actual economic value that may be received by the named executive officers from the options.

(2)
Mr. Yeh's monthly base salary is NT$157,800 for September 2009, increased to NT$161,800 for October 2009 through July 2010 and increased to NT$215,900 for August 2010. His base salary and bonuses were converted into U.S. dollars, based on the daily noon buying rate in New York, certified by the New York Federal Reserve Bank for customs purposes on each payment date.

(3)
Ms. Chin's monthly base salary is NT$160,000, provided that in August 2010, her base salary was increased to NT$178,570. Her base salary and bonuses were converted into U.S. dollars, based on the daily noon buying rate in New York, certified by the New York Federal Reserve Bank for customs purposes on each payment date.

Salary, Bonus and Non-Equity Incentive Plan Compensation in Proportion to Total Compensation

              The amount of total cash compensation, consisting of salary, bonus and non-equity incentive plan compensation, earned in fiscal year 2010 as a percentage of the total compensation (also includes the value of stock options) reported for each of the named executive officers was:

Mr. Doan	100%
Dr. Tran	100%
Mr. Young	100%
Mr. Yeh	77%
Ms. Chin	70%

              To date, we have not established any policy for allocating compensation between current and long-term compensation or between cash and non-cash compensation.

Grants of Plan-Based Awards

              The following table sets forth each non-equity incentive plan award and equity award granted to our named executive officers during the year ended August 31, 2010.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options		Exercise or Base Price Per Option Share of Option Awards	Grant Date Fair Value of Stock and Option Awards
Trung T. Doan	—	—		—	—
Dr. Anh Chuong Tran	—	—		—	—
David Young	—	—		—	—
Jack S. Yeh	February 10, 2010	3,571	(1)	$0.91	$25,274
Lanfang (Lydia) Chin	February 10, 2010	4,285	(2)	$0.91	$30,329

(1)
The option will vest with respect to 892 shares on each February 10 of 2011, 2012, 2013 and 2014. This option has a term of approximately nine years from the date of grant, subject to earlier expiration if the optionee's service terminates.

(2)
The option will vest with respect to 1,071 shares on each February 10 of 2011, 2012, 2013 and 2014. This option has a term of nine years from the date of grant, subject to earlier expiration if the optionee's service terminates.

Outstanding Equity Awards At Fiscal Year-End

              The following table sets forth information regarding each unexercised option held by each of our named executive officers as of the end of the year ended August 31, 2010.

	Option Awards
	Number of Securities Underlying Unexercised Options		Number of Securities Underlying Unexercised Options
				Option Exercise Price Per Option Share	Option Expiration Date
Name	Exercisable		Unexercisable
Trung T. Doan	—		—	—	—
Dr. Anh Chuong Tran	—		—	—	—
David Young	—	(1)	35,714	$0.84	March 3, 2017
	—	(2)	53,571	$0.91	March 1, 2018
Jack S. Yeh	2,589	(3)	7,768	$0.84	September 1, 2017
	—	(4)	3,571	$0.91	February 10, 2019
Lanfang (Lydia) Chin	892	(5)	2,678	$0.91	February 15, 2018
	—	(6)	4,285	$0.91	February 10, 2019

(1)
The option for 71,428 shares will vest with respect to 17,857 shares on each March 3 of 2009, 2010, 2011 and 2012. On May 18, 2010, Mr. Young exercised 35,714 option shares.

(2)
The option for 71,428 shares will vest with respect to 17,857 shares on each March 1 of 2010, 2011, 2012 and 2013. On May 18, 2010, Mr. Young exercised 17,857 option shares.

(3)
The option for 10,357 shares vested with respect to 2,589 shares on each September 1 of 2009, 2010, 2011 and 2012.

(4)
The option for 3,571 shares will vest with respect to 892 shares on each February 10 of 2011, 2012, 2013 and 2014.

(5)
The option for 3,571 shares will vest with respect to 892 shares on each February 15 of 2010, 2011, 2012 and 2013.

(6)
The option for 4,285 shares will vest with respect to 1,071 shares on each February 10 of 2011, 2012, 2013 and 2014.

Option Exercises in Fiscal Year 2010

              The following table sets forth information regarding the exercise of any options held by each of our named executive officers during the fiscal year ended August 31, 2010.

	Option Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise
Trung T. Doan	—	—
Dr. Anh Chuong Tran	—	—
David Young	35,714	$244,000	(1)
	17,857	$120,750	(2)
Jack S. Yeh	26,785	$18,750	(3)
	2,857	$200	(4)
	26,785	$199,875	(5)
	2,857	$19,520	(1)
Lanfang (Lydia) Chin	—	—

(1)
The fair market value of our common stock on the exercise date was $7.672 per share. The value realized on exercise was calculated by multiplying (i) the number of exercised shares by (ii) the fair market value of $7.672 per share less the exercise price of $0.84 per share.

(2)
The fair market value of our common stock on the exercise date was $7.672 per share. The value realized on exercise was calculated by multiplying (i) the number of exercised shares by (ii) the fair market value of $7.672 per share less the exercise price of $0.91 per share.

(3)
The fair market value of our common stock on the exercise date was $0.91 per share. The value realized on exercise was calculated by multiplying (i) the number of exercised shares by (ii) the fair market value of $0.91 per share less the exercise price of $0.21 per share.

(4)
The fair market value of our common stock on the exercise date was $0.91 per share. The value realized on exercise was calculated by multiplying (i) the number of exercised shares by (ii) the fair market value of $0.91 per share less the exercise price of $0.84 per share.

(5)
The fair market value of our common stock on the exercise date was $7.672 per share. The value realized on exercise was calculated by multiplying (i) the number of exercised shares by (ii) the fair market value of $7.672 per share less the exercise price of $0.21 per share.

Potential Payments Upon Termination or Change in Control

              The table below reflects the potential payments and benefits to which certain of our named executive officers would be entitled under the individual employment agreements between these named executive officers and us, which are described in the section entitled, "Compensation Discussion and Analysis". The amounts shown in the table below assume that each termination was effective as of August 31, 2010 and that all eligibility requirements under the applicable agreement were met.

Name	Salary	Medical Insurance	Total
Trung T. Doan(1)	$100,500	$1,163	$101,663
Dr. Anh Chuong Tran(1)	$98,000	$1,163	$99,163
David Young	—	—	—
Jack S. Yeh	—	—	—
Lanfang (Lydia) Chin	—	—	—

(1)
If either Mr. Doan or Dr. Tran is terminated by us without cause or resigns as a result of a constructive termination at any time, he is eligible to receive as severance an amount equal to six (6) months of his then current base salary and medical insurance for a six-month period following his employment termination date.

Pension Benefits

              We do not maintain any defined benefit pension plans.

Nonqualified Deferred Compensation

              We do not maintain any nonqualified deferred compensation plans.

Employment Agreements

              We have entered into employment agreements with each of our named executive officers, which set forth the terms of their employment, including base salary and to the extent applicable, bonus opportunities, stock options and severance benefits. Each named executive officer's current cash and equity compensation, including base salary, bonuses, options and severance, is discussed in greater detail in "Compensation Discussion and Analysis" and set forth in the "Summary Compensation Table" above.

              Mr. Doan and Dr. Tran entered into employment agreements in 2005, which provide for the severance payments and benefits described under "Severance and Change of Control Benefits" above.

              Mr. Young's employment agreement entered into in 2007 provides for the vesting acceleration and option benefits described under "Severance and Change of Control Benefits" above.

2010 Equity Incentive Plan

              We have adopted a 2010 Equity Incentive Plan, which will become effective on the effective date of the registration statement of which this prospectus is a part. Our 2010 Equity Incentive Plan will replace our 2005 Equity Incentive Plan. No further grants will be made under our 2005 Equity Incentive Plan after this offering. However, the options outstanding after this offering under the 2005 Equity Incentive Plan will continue to be governed by its existing terms.

  Share Reserve

            We have reserved 2,714,285 shares of our common stock for issuance under the 2010 Equity Incentive Plan. In general, to the extent that awards under the 2010 Equity Incentive Plan are forfeited or lapse without the issuance of shares or shares are reacquired by us, those shares will again become available for awards. All share numbers described in this summary of the 2010 Equity Incentive Plan (including exercise prices for options and stock appreciation rights) are automatically adjusted in the event of a stock split, a stock dividend, or a reverse stock split.

  Administration

            The compensation committee of our board of directors, when constituted, will administer the 2010 Equity Incentive Plan. The compensation committee will have the complete discretion to make all decisions relating to the plan and outstanding awards.

  Eligibility

            Employees, members of our board of directors who are not employees and consultants will be eligible to participate in our 2010 Equity Incentive Plan.

              Types of Award. Our 2010 Equity Incentive Plan provides for the following types of awards:

  •
  incentive and nonstatutory stock options to purchase shares of our common stock;

  •
  stock appreciation rights;

  •
  restricted shares of our common stock; and

  •
  restricted stock units.

              We generally grant options to our service providers because we believe that options offer a more powerful long-term incentive than restricted shares, stock appreciation rights or stock units. However, in the future our compensation committee, when constituted, may consider granting restricted shares, stock appreciation rights or restricted stock units in appropriate circumstances and use such forms of equity-based compensation in addition to options in order to align the interests of our service providers with that of our stockholders.

  Options and Stock Appreciation Rights

            Optionees may pay the exercise price by using:

  •
  cash;

  •
  shares of our common stock that the optionee already owns;

  •
  an immediate sale of the option shares through a broker approved by us; or

  •
  any other form of payment as the compensation committee determines.

              A participant who exercises a stock appreciation right receives the increase in value of our common stock over the base price. The base price for stock appreciation rights may not be less than 100% of the fair market value of our common stock on the grant date. The settlement value of a stock appreciation right may be paid in cash or shares of common stock, or a combination of both.

              Options and stock appreciation rights vest at the time or times determined by the compensation committee. In most cases, they will vest over a four-year period following the date of grant. Options and stock appreciation rights also expire at the time determined by the compensation committee, but in no event more than 10 years after they are granted. They generally expire earlier if the participant's service terminates earlier. No participant may receive options or stock appreciation rights under the 2010 Equity Incentive Plan covering more than 214,285 shares in any fiscal year, except that a new employee may receive options or stock appreciation rights covering up to 285,714 shares in the fiscal year in which his or her employment starts.

  Restricted Shares and Stock Units

            Restricted shares and stock units may be awarded under the 2010 Equity Incentive Plan in return for any lawful consideration, and participants who receive restricted shares or stock units generally are not required to pay for their awards in cash. In general, these awards will be subject to vesting. Vesting may be based on length of service, the attainment of performance-based milestones, or a combination of both, as determined by the compensation committee. No participant may receive restricted shares or stock units with performance-based vesting covering more than 214,285 shares in any fiscal year, except that a new employee may receive restricted shares or stock units covering up to 285,714 shares in the fiscal year in which his or her employment starts. Settlement of vested stock units may be made in the form of cash, shares of common stock, or a combination of both.

  Change in Control

            The compensation committee may determine that awards granted under the 2010 Equity Incentive Plan will vest or will become exercisable (as applicable) on an accelerated basis if we experience a change in control. Awards will be subject to the agreement evidencing a change in control, as described below. Unvested awards (or portions thereof) may be treated in any manner permissible by applicable law, including (without limitation) cancellation for no consideration. Vested options, stock appreciation rights and stock units may be continued by us if we are the surviving corporation or assumed or substituted by the surviving corporation or its parent with new awards. In addition, vested options and stock appreciation rights may be cancelled for consideration equal to the excess of the fair market value of our common stock as of the closing date of the change in control over the exercise price of the awards, and vested stock units may be canceled for a payment equal to the fair market value of our common stock as of the closing date of the change in control.

              A change in control includes:

  •
  a merger or consolidation or any other corporate reorganization or business combination transaction of our company with or into another corporation, entity or person;

  •
  a sale, transfer or other disposition of all or substantially all of our assets;

  •
  a proxy contest that results in the replacement of more than 50% of our directors over a 24-month period; or

  •
  an acquisition of 50% or more of our voting power by any person or group, other than a person related to us (such as a holding company owned by our stockholders or a trustee or other fiduciary holding securities under an employee benefit plan of ours or of our parent or of a subsidiary of ours).

  Amendments or Termination

            Our board of directors may amend or terminate the 2010 Equity Incentive Plan at any time. If our board of directors amends the plan, it does not need to seek stockholder approval of the amendment unless required by applicable law. The 2010 Equity Incentive Plan will continue in effect for 10 years from its adoption date, unless our board of directors decides to terminate the plan earlier.

2005 Equity Incentive Plan

              Our 2005 Equity Incentive Plan was adopted by our board of directors on June 21, 2005 and approved by our stockholders on February 2, 2006. The most recent amendment to the 2005 Equity Incentive Plan was adopted by our board of directors and stockholders on March 1, 2010. No further awards will be made under our 2005 Equity Incentive Plan after the completion of this offering, but options outstanding under the 2005 Equity Incentive Plan will continue to be governed by their existing terms.

  Share Reserve

            We have reserved an aggregate of 1,134,523 shares of our Class B common stock for issuance under our 2005 Equity Incentive Plan. In general, if shares subject to awards of options and restricted stock granted under our 2005 Equity Incentive Plan cease to be subject to issuance under such options (other than due to exercise of such options), are forfeited or are repurchased by us at the original issue price or the awards terminate without the shares being issued, then these shares will again become available for grant and issuance in connection with future awards under the 2005 Equity Incentive Plan.

  Administration

            Our board of directors and our chief executive officer have administered the 2005 Equity Incentive Plan before this offering and the compensation committee of our board of directors, when constituted, will administer this plan after this offering. Before this offering, our board of directors and our chief executive officer and, after this offering, our compensation committee has complete discretion to make all decisions relating to our 2005 Equity Incentive Plan.

  Eligibility

            Employees, members of our board of directors who are not employees and consultants are eligible to participate in our 2005 Equity Incentive Plan.

  Types of Awards

            Our 2005 Equity Incentive Plan provides for the following types of awards:

  •
  incentive and nonstatutory stock options to purchase shares of our Class B common stock; and

  •
  direct awards and sales of shares of our Class B common stock (including restricted shares).

  Options

            The exercise price for incentive stock options may not be less than 100% of the fair market value of our Class B common stock on the option grant date and the exercise price for nonstatutory stock options may not be less than 85% of the fair market value of our Class B common stock on the option grant date, with any options granted to ten percent holders having an exercise price that may not be less than 110% of the fair market value of our Class B common stock on the option grant date. Optionees may pay the exercise price by using:

  •
  cash or check;

  •
  shares of common stock that the optionee already owns;

  •
  a full-recourse promissory note;

  •
  waiver of compensation due or accrued;

  •
  an immediate sale of the option shares through a broker designated by us;

  •
  cancellation of indebtedness; or

  •
  any combination of the above payment methods.

              Our options generally vest annually over a four-year period following the vesting commencement date and generally expire approximately nine years after they are granted, unless the optionee ceases service with us.

  Share Awards

            The purchase price for shares awarded under the 2005 Equity Incentive Plan may not be less than 85% of the fair market value of our Class B common stock on the award grant date, with shares awarded to ten percent holders having a purchase price that may not be less than 100% of the fair market value of our Class B common stock on the award grant date. Restricted shares vest at the times determined by our board of directors.

  Dissolution, Consolidation, Merger or Asset Sale

            If we experience a dissolution or liquidation, reorganization, consolidation, merger, or similar transaction or sale of all or substantially all of our assets, each outstanding award of options and restricted stock may be assumed, converted or replaced or an equivalent award may be substituted or the award holder may be provided with substantially similar consideration as was provided to our stockholders by the successor or acquiring corporation. In the event that the successor or acquiring corporation refuses to assume, convert, replace or substitute awards, then the awards will expire upon the consummation of the transaction.

  Amendments or Termination

            Our board of directors may amend or terminate the 2005 Equity Incentive Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval unless required by applicable law. No further awards will be made under our 2005 Equity Incentive Plan after this offering, and the 2005 Equity Incentive Plan will automatically terminate ten years after its initial adoption by our board of directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

              Since September 1, 2006, there has not been any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors or executive officers, any holder of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the transactions described below.

Equity Financings

  Issuance of Series C Convertible Preferred Stock

            The following table summarizes the shares of Series C convertible preferred stock purchased by directors, executive officers and 5% stockholders of SemiLEDs and persons and entities associated with them in private placement transactions. In December 2006, January 2007, May 2007, January 2008, May 2008 and July 2008, we sold 3,184,599 shares of Series C convertible preferred stock at a price of $8.26 per share for gross proceeds of approximately $26.3 million. Each share of Series C convertible preferred stock will automatically convert into one share of Class A common stock upon the completion of this offering.

	Number of Shares of Series C Convertible Preferred Stock	Aggregate Purchase Price
Entities Affiliated with Directors
Simplot Taiwan, Inc. (Scott R. Simplot(1))	1,235,451	$10,204,831.16
WI Harper Inc. Fund VI Ltd. (Peter Liu(2))	726,392	$5,999,999.69
Other 5% Stockholders
Powerchip Technology Corporation (f/k/a Powerchip Semiconductor Corporation) and its affiliate Luxxon Technology Corporation	1,162,225	$9,599,999.15

(1)
Scott R. Simplot is a director of our company, as well as shareholder and Chairman of J.R. Simplot Company, the parent company of Simplot Taiwan Inc.

(2)
Peter Liu, a former director of our company, is the Chairman of WI Harper Inc. Fund VI Ltd.

  Issuance of Series D Convertible Preferred Stock

            In September 2008, we issued and sold a total of 1,096,539 shares of Series D convertible preferred stock to Lite-On Technology USA, Inc. at a purchase price of $9.1196 per share. Each share of Series D convertible preferred stock will automatically convert into one share of Class A common stock upon the completion of this offering.

  Issuance of Series E Convertible Preferred Stock

            The following table summarizes the shares of Series E preferred stock purchased by directors, executive officers and our 5% stockholders and persons and entities associated with them in private placement transactions. In April 2010, we sold 1,699,624 shares of Series E preferred stock at a price of $9.1196 per share for gross proceeds of approximately $15.5 million. Each share of Series E convertible preferred stock will automatically convert into one share of Class A common stock upon the completion of this offering.

	Number of Shares of Series E Convertible Preferred Stock	Aggregate Purchase Price
Executive Officers
Trung T. Doan	4,079	$37,202.11
Dr. Anh Chuong Tran	2,039	$18,600.73
Entities Affiliated with Directors
Simplot Taiwan, Inc. (Scott R. Simplot)	1,074,608	$9,799,999.68
JRS Properties III L.P. (Scott R. Simplot)	310,369	$2,830,443.09
WI Harper Inc. Fund VI Ltd. (Peter Liu(1))	62,227	$567,486.01
Other 5% Stockholders
Lite-On Technology USA, Inc.	93,936	$856,658.75

(1)
Peter Liu, a former director of our company, is the Chairman of WI Harper Inc. Fund VI Ltd.

Investors' Rights Agreement

              We have entered into an investors' rights agreement with certain holders of our common stock and convertible preferred stock, including Trung T. Doan, The Trung Doan 2010 GRAT, Dr. Anh Chuong Tran, The Anh Chuong Tran 2010 GRAT, Simplot Taiwan, Inc., JRS Properties III L.P., WI Harper Inc. Fund VI Ltd. and Lite-On Technology USA, Inc. This agreement provides for certain rights relating to the registration of their shares of common stock, including those issued upon conversion of their convertible preferred stock. See "Description of Capital Stock—Registration Rights" below for additional information.

Lite-On Agreements

  Warranty Agreement

            In March 2009, Taiwan SemiLEDs, entered into a warranty agreement with Lite-On Technology Corporation, which held approximately 5.63% of our shares as of August 31, 2010, pursuant to which Taiwan SemiLEDs set forth the terms and conditions of certain warranty obligations of Taiwan SemiLEDs relating to the sale and purchase by Lite-On Technology Corporation of certain LED devices of Taiwan SemiLEDs. The warranty agreement provides that if a third party makes a claim against Lite-On Technology Corporation that such products sold to Lite-On Technology Corporation directly infringe on intellectual property rights of such third party, then Taiwan SemiLEDs will defend, indemnify and hold Lite-On Technology Corporation and its affiliates harmless against all damages and costs based on such claim of infringement which are finally awarded against Lite-On Technology Corporation in any such suit or proceeding or paid by way of settlement against such claim, provided that Lite-On Technology Corporation complies with certain procedures set forth in the warranty agreement. Certain claims are also excluded from the warranty as set forth in the warranty agreement. The warranty agreement provides that Taiwan SemiLEDs' aggregate liability in connection with the sales and purchase of the products shall not exceed the purchase amount paid by Lite-On Technology Corporation for the infringing products during the ten-year period prior to the intellectual property claim. This agreement expires in March 2011, unless earlier terminated by written notice by either party. Notwithstanding, the liabilities and obligations of Taiwan SemiLEDs under the agreement survive any expiration or termination of the agreement until the 15-year statute of limitations under Taiwanese law, which commences upon the delivery date for each shipment made during the term of the agreement, has run.

Luxxon Agreements

  Asset Purchase Agreement

            In December 2006, Taiwan SemiLEDs, entered into an asset purchase agreement with Luxxon Technology Corporation, an affiliate of Powerchip Technology Corporation, pursuant to which Luxxon Technology Corporation sold substantially all of its assets to Taiwan SemiLEDs in exchange for $3.6 million cash, 726,392 shares of our Series C convertible preferred stock, and warrants to purchase an additional 290,556 shares of our Series C convertible preferred stock. Such warrants expired in July 2008.

  Lease Agreement

            In December 2006, Taiwan SemiLEDs, in connection with the Asset Purchase Agreement described above, entered into a lease agreement with Luxxon Technology Corporation to lease certain premises and facilities located at Sinwu Taoyuan County, Taiwan from Luxxon Technology Corporation for a term of ten (10) years. During the lease term, the total rental and charges (excluding certain operating expenses) for the leased premises and leased facilities ("Rental") are as follows:

    (i)
    December 2006—November 2008: NT$1,000,000 per month;

    (ii)
    December 2008—November 2010: NT$1,200,000 per month;

    (iii)
    December 2010—November 2012: NT$1,440,000 per month; and

    (iv)
    Thereafter, the rental rate shall periodically increase by 15 percent every two years until the expiration of the lease term.

Indemnification Agreements

              We also intend to enter into indemnification agreements with each of our directors and officers. The indemnification agreements and the certificate of incorporation and bylaws that we intend to adopt upon completion of this offering will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Employment Agreements

              See "Executive Compensation—Employment Agreements."

Equity Incentive Plan

              See "Executive Compensation—2005 Equity Incentive Plan" and "Executive Compensation—2010 Equity Incentive Plan."

Intellectual Property Cross-Licensing Arrangements with China SemiLEDs

              We have entered into a patent assignment and license agreement, a patent cross-license agreement and a trademark cross-license agreement with China SemiLEDs, a joint venture in which we own a 49% equity interest. The following summary is qualified by reference to the intellectual property agreements and other agreements between us and China SemiLEDs that we have filed with the SEC as exhibits to the registration statement, of which this prospectus forms a part.

              Under the patent assignment and license agreement, as amended on July 19, 2010, we agreed to assign 13 patents to China SemiLEDs. In return China SemiLEDs agreed to pay us a one-time payment of $600,000, which we expect to receive by November 2010, and agreed to grant us and our affiliates a royalty-free, transferable and exclusive (with respect to third parties other than China SemiLEDs) license to use the patents globally except in manufacturing LED epitaxial wafers and chips in China. China SemiLEDs agreed to not assign the patents to any third party without our written consent. We have agreed to indemnify China SemiLEDs from any damages arising out of any intellectual property infringement claims or proceedings with respect to any products manufactured by China SemiLEDs. The term of the agreement is ten years.

              Under the patent cross-license agreement entered into on May 7, 2010, we agreed to grant royalty-free, exclusive (with respect to third parties other than us) and non-transferable licenses to China SemiLEDs to use 47 of our patents, and patents that we may acquire in the future, for the manufacture of LED epitaxial wafers or chips within China. In addition, China SemiLEDs agreed to grant a royalty-free, exclusive and transferable license to us and our affiliates for use in manufacturing or selling LED chips or packages globally. China SemiLEDs has agreed to not transfer or sublicense any of the licenses without our consent. Our ability to terminate the agreement is limited to those instances where China SemiLEDs breaches in a material manner any agreement or covenant contained in such agreement, and therefore, except in the event of such breach, we will not be able to terminate this agreement even if the directors nominated by us to the board of China SemiLEDs no longer constitute the majority of such board. This agreement is effective until the joint venture is dissolved or terminated.

              Under the trademark cross-license agreement entered into on May 7, 2010, we agreed to grant China SemiLEDs an exclusive (with respect to third parties other than us) royalty-free license to use our "SemiLEDs" trademark within China, subject to certain conditions. In return, China SemiLEDs agreed to grant a royalty-free and exclusive (with respect to third parties other than China SemiLEDs) license to us and our affiliates to use globally, except in China, any trademark acquired by it. China SemiLEDs may not transfer or sublicense our SemiLEDs trademark, use our SemiLEDs trademark as part of the name for or trademark owned by any company owned or affiliated with China SemiLEDs, use any trademarks, names, logos or design patents similar to or incorporating our "SemiLEDs" trademark, or advertise or promote any services or products relating to any LED epitaxial wafers or chips using the trademark of any other company. This agreement is effective until the joint venture is dissolved or terminated.

              We may terminate the trademark cross-license agreement if China SemiLEDs' products fail to meet certain quality standards. We may also terminate this agreement if the directors nominated by us to the board of China SemiLEDs no longer constitute a majority of its board for reasons other than because China SemiLEDs is listed on a stock exchange, we transfer our shares in China SemiLEDs, or we decline to exercise our preemptive rights with respect to new issuances of shares of China SemiLEDs.

Policies and Procedures for Related Party Transactions

              Our board of directors has adopted a formal, written related party transactions policy which will be effective upon the effectiveness of this registration statement on Form S-1, of which this prospectus is a part. Pursuant to the policy, our executive officers, directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us without prior consent and approval of our audit committee, or the majority of the independent members of our board of directors in the event that it is inappropriate for our audit committee to review such transaction due to a conflict of interest. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness or employment by us of a related person.

PRINCIPAL STOCKHOLDERS

              The following table sets forth information regarding the beneficial ownership of our common stock as of August 31, 2010 and as adjusted to reflect the sale of the common stock offered by us under this prospectus by:

  •
  each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our common stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all directors and executive officers as a group.

              Beneficial ownership is determined in accordance with the rules of the SEC. All shares of our common stock subject to options currently exercisable or exercisable within 60 days of August 31, 2010, are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding options, but are not deemed to be outstanding for computing the percentage of ownership of any other person.

              Unless otherwise indicated by the footnotes below, we believe, based on the information furnished to us, that each stockholder named in the table has sole or shared voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws.

              Percentage of ownership is based on 21,146,757 shares of common stock outstanding as of August 31, 2010, after giving effect to the conversion of our outstanding convertible preferred stock into shares of common stock in connection with this offering, and 26,396,757 shares outstanding after this offering, assuming no exercise of the underwriters' overallotment option.

              Unless otherwise indicated in the footnotes to the table, the address of each individual listed in the table is c/o SemiLEDs Corporation, 3F, No.11 Ke Jung Rd., Chu-Nan Site, Hsinchu Science Park, Chu-Nan 350, Miao-Li County, Taiwan, R.O.C.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number	Percent
		Before Offering	After Offering
5% Stockholders:
Simplot Taiwan, Inc.(1)	9,899,344	46.81%	37.50%
999 Main Street, Suite 1300 Boise, ID 83702
Trung Tri Doan(2)	3,265,983	15.44%	12.37%
Dr. Anh Chuong Tran(3)	3,240,133	15.32%	12.27%
Lite-On Technology USA, Inc.(4)	1,190,475	5.63%	4.51%
720 S. Hillview Drive, Milpitas, CA, 95035
Powerchip Technology Corporation(5)	1,162,225	5.50%	4.40%
15FL., No.68, Sec.3, Nanking E. Rd., Jungshan Chiu, Taipei, Taiwan 104, R.O.C.
Executive Officers and Directors:
Trung Tri Doan(2)	3,265,983	15.44%	12.37%
Dr. Anh Chuong Tran(3)	3,240,133	15.32%	12.27%
Richard Beck	21,428	*	*
Scott Simplot(1)(6)	10,209,713	48.28%	38.68%
David Young	53,571	*	*
Jack S. Yeh	64,464	*	*
Lanfang (Lydia) Chin	892	*	*
All executive officers and directors as a group (7 persons)	16,856,184	79.71%	63.86%

*
Indicates beneficial ownership of less than 1%.

(1)
All such shares are held by Simplot Taiwan, Inc., a wholly-owned subsidiary of J.R. Simplot Company. Scott Simplot is the Chairman of J.R. Simplot Company. Mr. Simplot may be deemed to have shared voting and investment power over the shares held by Simplot Taiwan, Inc. Mr. Simplot disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The holders of J.R. Simplot Company's voting shares are Scott R. Simplot, Gay C. Simplot, John Edward Simplot, Ann Calista Simplot, Joseph William Simplot, Laurie Careen Simplot Braun, and DJS Properties L.P. The general partner of DJS Properties L.P. is DJS Management L.L.C., whose sole manager is Debbie S. McDonald. As sole manager of DJS Management L.L.C., Ms. McDonald has sole voting and investment power over any securities held by DJS Properties L.P.

(2)
Includes 1,571,428 shares held by The Trung Doan 2010 GRAT. Trung Tri Doan, the trustee, has direct voting or investment power in this trust.

(3)
Includes 1,571,428 shares held by The Anh Chuong Tran 2010 GRAT. Anh Chuong Tran and Hien Van Nguyen, both trustees, have direct voting and investment power in this trust.

(4)
Lite-on Technology USA, Inc. is a wholly-owned subsidiary of Lite-on Technology Corporation, a company publicly listed in Taiwan. K.C. Terng, who is the president and a director of Lite-on Technology USA, Inc., Warren Chen, who is a director of Lite-on Technology USA, Inc., and Raymond Soong, who is a director of Lite-on Technology USA, Inc. and the chairman of Lite-on Technology Corporation, share voting and investment power over the shares held by Lite-on Technology USA, Inc.

(5)
Represents (i) 435,835 shares held by Powerchip Technology Corporation ("PTC"), (ii) 285,620 shares held by PTC's affiliate Quantum Vision Corp., (iii) 71,428 shares held by PTC's affiliate Zei Li Investment Corp., (iv) 69,975 shares held by PTC's affiliate Powerworld Capital Mag and (v) 299,367 shares held by PTC's affiliate Li Hsin Investment. Frank Huang, Daniel Chen and David Lo share voting and dispositive power over the shares held by PTC.

(6)
Includes 310,369 shares held by JRS Properties III L.P. JRS Management L.L.C. is the sole general partner of JRS Properties III L.P. Scott Simplot and Stephen A. Beebe are the managers of JRS Management L.L.C. As managers of JRS Management L.L.C., Mr. Simplot and Mr. Beebe share voting and investment power over the securities held by JRS Properties III L.P. Mr. Simplot may be deemed to have shared voting and investment power over the shares held by JRS Properties III L.P. Mr. Simplot disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

General

              Upon the closing of this offering, our authorized capital stock, after giving effect to the amendment and restatement of our certificate of incorporation, will consist of 32,142,857 shares of common stock, $0.0000056 par value.

              The following is a summary of the rights of our common stock and preferred stock and certain provisions of our restated certificate of incorporation and amended and restated bylaws, which we intend to adopt effective upon the completion of the offering. The following summary is qualified by reference to the restated certificate of incorporation and the amended and restated bylaws that we will file with the SEC as exhibits to our registration statement on Form S-1, of which this prospectus is a part.

Common Stock

              As of August 31, 2010, after giving effect to the conversion of our convertible preferred stock into common stock, there were 21,146,757 shares of common stock held of record by 165 stockholders. After giving effect to the sale of the shares of common stock offered by this prospectus there will be 26,396,757 shares of common stock outstanding, assuming no exercise of the underwriters' overallotment option and no exercise of outstanding options.

              Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, and each holder does not have cumulative voting rights.

              Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights.

              The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

              Prior to this offering, we have issued an aggregate of 13,718,852 shares of convertible preferred stock in designations of Series A through E. The convertible preferred stock is entitled to certain liquidation preferences, conversion rights and dividend rights. However, pursuant to the automatic conversion provision of our certificate of incorporation, all outstanding shares of convertible preferred stock will be converted to common stock on a one-for-one basis upon the completion of any public offering with aggregate gross proceeds to us of not less than $50 million (prior to underwriting discounts and commissions).

              We currently have no plans to issue any other shares of convertible preferred stock. However, upon the closing of this offering, the board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, to issue from time to time shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. We have no present plans to issue any shares of preferred stock.

              Issuances of preferred stock, while providing flexibility in connection with possible acquisitions and for other corporate purposes, may have the effect of delaying, deferring or preventing a change in control of SemiLEDs without further action by our stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have an effect of decreasing the market price of our common stock.

Registration Rights

  Demand Registration Rights

            After the completion of this offering, the holders of 13,718,852 shares of our common stock will be entitled to certain demand registration rights. The holders of at least 40% of these shares can, on not more than three occasions, request that we register all or a portion of their shares if the aggregate price to the public of the shares offered would exceed $7,500,000. Under these demand registration rights, we are required to cause the shares requested to be included in the registration statement as soon as practicable, subject to customary conditions and limitations. We will not be required to effect a demand registration during the period beginning 90 days prior to the filing and 180 days following the effectiveness of the registration statement in this offering.

  Piggyback Registration Rights

            After the completion of this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of 20,551,997 shares of our common stock will be entitled to certain "piggyback" registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, debt securities or corporate reorganizations, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

  Form S-3 Registration Rights

            After the completion of this offering, the holders of 13,718,852 shares of our common stock will be entitled to certain Form S-3 registration rights. Holders of at least 30% of these shares can make a written request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $3,000,000. These stockholders may make an unlimited number of requests for registration on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have effected two such registrations in a given 12-month period.

  Registration Expenses

            We will pay the registration expenses of the holders of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described above. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

  Expiration of Registration Rights

            The demand, piggyback and Form S-3 registration rights described above will expire, with respect to any particular stockholder, after the completion of this offering, when that stockholder can sell all of the shares that the stockholder proposes to sell under Rule 144 of the Securities Act or a similar exemption during any three-month period. In any event, all such registration rights shall expire five years after the consummation of this offering.

Effect of Certain Provisions of our Amended and Restated Certificate of Incorporation and Bylaws and the Delaware Anti-Takeover Statute

  Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

            Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for the authorization of undesignated preferred stock, which makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control. Such provision may have the effect of deterring hostile takeovers or delaying changes in our control or management, and is intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

              In addition, under our amended and restated certificate of incorporation, as long as our major stockholder, Simplot Taiwan, Inc., which is beneficially owned by Scott R. Simplot, one of our directors, continues to hold 25% or more of the total voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, shareholders holding at least 25% of the total voting power of all outstanding shares of our stock entitled to vote generally in the election of directors will be able to call a special meeting in accordance with our bylaws; provided, however, at such time when the ownership interest of Simplot Taiwan, Inc. first falls below 25% of our total voting power, our amended and restated certificate of incorporation will require that a special meeting may be called only by a majority of our board of directors. Our amended and restated certificate of incorporation will preclude stockholder action by written consent.

  Section 203 of the Delaware General Corporation Law

            We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

  •
  before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

              In general, Section 203 defines business combination to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

              In general, Section 203 defines an "interested stockholder" as an entity or person who, together with the person's affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

  Vesting Acceleration of Options Upon Change in Control

            We have adopted a 2010 Equity Incentive Plan, which will become effective on the effective date of the registration statement of which this prospectus is a part. The compensation committee may determine that awards granted under the 2010 Equity Incentive Plan will vest or will become exercisable (as applicable) on an accelerated basis if we experience a change in control. Awards will be subject to the agreement evidencing a change in control, as described below. Unvested awards (or portions thereof) may be treated in any manner permissible by applicable law, including (without limitation) cancellation for no consideration. Vested options, stock appreciation rights and stock units may be continued by us if we are the surviving corporation or assumed or substituted by the surviving corporation or its parent with new awards. In addition, vested options and stock appreciation rights may be cancelled for consideration equal to the excess of the fair market value of our common stock as of the closing date of the change in control over the exercise price of the awards, and vested stock units may be canceled for a payment equal to the fair market value of our common stock as of the closing date of the change in control.

              A change in control includes:

  •
  a merger or consolidation or any other corporate reorganization or business combination transaction of our company with or into another corporation, entity or person;

  •
  a sale, transfer or other disposition of all or substantially all of our assets;

  •
  a proxy contest that results in the replacement of more than 50% of our directors over a 24-month period; or

  •
  an acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to us (such as a holding company owned by our stockholders or a trustee or other fiduciary holding securities under an employee benefit plan of ours or of a parent or a subsidiary of ours).

Transfer Agent and Registrar

              The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, and its address is 1218 Third Avenue, Suite 1700, Seattle, Washington 98101.

NASDAQ Global Select Market Listing

              We have applied to have our common stock quoted on The NASDAQ Global Select Market under the symbol "LEDS."

SHARES ELIGIBLE FOR FUTURE SALE

              Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

              Upon the completion of this offering a total of 26,396,757 shares of common stock will be outstanding, assuming that there are no exercises of options after August 31, 2010. Of these shares, all 5,250,000 shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters' overallotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by "affiliates," as that term is defined in Rule 144 under the Securities Act.

              The remaining 21,146,757 shares of common stock will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

              Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus	—
Between 90 and 180 days after the date of this prospectus	—
At various times beginning more than 180 days after the date of this prospectus	21,146,757

              In addition, of the 507,179 shares of our common stock that were subject to stock options outstanding as of August 31, 2010, options to purchase 38,567 shares of common stock were vested as of August 31, 2010 and will be eligible for sale at various times beginning more than 180 days after the date of this prospectus.

Rule 144

              In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

              In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

  •
  the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

  •
  the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

              Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then-outstanding, which will equal approximately 263,967 shares immediately after this offering; and

  •
  the average weekly trading volume in our common stock during the four calendar weeks preceding the date of filing of a notice of proposed sale of securities pursuant to Rule 144 with respect to the sale.

              Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

              In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the effective date of the registration statement of which this prospectus is a part in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

              In connection with this offering, our officers, directors, and holders of substantially all of our outstanding equity securities have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock, file or cause to be filed a registration statement covering shares of common stock or any securities that are convertible into, exchangeable for, or represent the right to receive, common stock or any substantially similar securities, or publicly disclose the intention to do any of the foregoing restrictions, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. This agreement is subject to certain exceptions, and is also subject to extension for up to an additional 34 days, as set forth in "Underwriting."

Registration Rights

              Upon completion of this offering, the holders of 20,551,997 shares of common stock, assuming the conversion of our convertible preferred stock into common stock effective immediately prior to the closing of this offering, or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement, except for shares purchased by affiliates. See "Description of Capital Stock—Registration Rights" for additional information.

Registration Statements

              We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding or reserved for issuance under our stock plans. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

              The following discussion is a summary of material U.S. federal income tax considerations generally applicable to non-U.S. holders of our common stock that acquire shares of our common stock pursuant to this offering and that hold such shares as capital assets (generally, for investment). This summary does not purport to be a complete analysis of all the potential tax considerations relative thereto.

              For purposes of this discussion, a non-U.S. holder is any beneficial owner that for U.S. federal income tax purposes is not a U.S. person. The term U.S. person means:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation created in or organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust (x) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

              If a partnership or other pass-through entity holds shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner or member and the activities of the partnership or other entity. Accordingly, we urge partnerships or other pass-through entities that hold shares of our common stock and partners or members in these partnerships or other entities to consult their tax advisors.

              This summary does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position and does not consider the state, local or non-U.S. tax consequences of an investment in our common stock or the U.S. federal gift and estate tax consequences of an investment in our common stock, except to the limited extent discussed below. It also does not apply to non-U.S. holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks, insurance companies, persons subject to the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code, tax-exempt organizations, dealers in securities or currency, persons who hold common stock as part of a "straddle," "hedge," "conversion transaction" or other risk-reduction or integrated transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, certain former U.S. citizens or long-term residents and persons who hold or receive common stock as compensation). This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations, U.S. Internal Revenue Service (the "IRS") rulings and pronouncements and judicial decisions in effect, all of which are subject to change, possibly on a retroactive basis, or differing interpretations.

              This summary is included herein as general information only. Accordingly, each prospective stockholder is urged to consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. income and other tax consequences of holding and disposing of our common stock.

  Distributions

            Distributions of cash or property that we may pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends that we pay on our common stock to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder's tax basis in our common stock, and thereafter will be treated as gain from the sale of stock. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a non-U.S. holder will be required to provide our paying agent a properly executed IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying its entitlement to benefits under the treaty. A non-U.S. holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A non-U.S. holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

              The U.S. federal withholding tax described in the preceding paragraph does not apply to dividends that represent U.S. trade or business income of a non-U.S. holder who provides a properly executed IRS Form W-8ECI, properly certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States. In such circumstances, dividends will also be subject to tax on a net income basis as described below under the caption entitled "—U.S. Trade or Business Income."

  Dispositions

            A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of common stock unless:

  •
  the gain is U.S. trade or business income (as described below);

  •
  the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions; or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "U.S. real property holding corporation" (which we refer to as USRPHC) under Section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the non-U.S. Holder's holding period for our common stock.

              If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). You should consult any applicable income tax or other treaties that may provide for different rules.

              In general, a corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of our common stock by a non-U.S. holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market. We do not believe that we currently are a USRPHC, and we do not anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC, or that our common stock will be considered regularly traded, when a non-U.S. holder sells its shares of our common stock.

  U.S. Trade or Business Income

            For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our common stock will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct by a non-U.S. holder of a trade or business within the United States and (ii) in the case of a non-U.S. holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the non-U.S. holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the non-U.S. holder complies with applicable certification and disclosure requirements); instead, a non-U.S. holder is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates (in the same manner as a U.S. person) on its U.S. trade or business income. Any U.S. trade or business income received by a non-U.S. holder that is a corporation also may be subject to a "branch profits tax" at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances. You should consult any applicable income tax or other treaties that may provide for different rules.

  U.S. Federal Estate Taxes

            Shares of our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as defined for United States federal estate tax purposes) at the time of death will generally be included in the individual's gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise. However, it is currently uncertain how the U.S. federal estate tax will be implemented and administered in 2010.

Information Reporting and Backup Withholding Requirements

              We must annually report to the IRS and to each non-U.S. holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. This report includes the amount of dividends paid to each individual, the individual's name and address, and the amount of tax withheld, if any. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a non-U.S. holder of our common stock generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

              The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, for example, on IRS Form W-8BEN, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (which we refer to as a U.S. related person). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not the backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no knowledge to the contrary. Non-U.S. holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

              Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Recently Enacted Legislation Affecting Taxation of Our Common Stock Held By or Through Foreign Entities

              Recently enacted legislation generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a foreign financial institution (as specifically defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also will generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
Jefferies & Company, Inc.
Canaccord Genuity Inc.
Caris & Company, Inc.

Total	5,250,000

              Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

              We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to SemiLEDs Corporation	$	$	$

              The expenses of the offering, not including the underwriting discount, are estimated at $4.0 million and are payable by us.

Overallotment Option

              We have granted an option to the underwriters to purchase up to 787,500 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

Reserved Shares

              At our request, the underwriters have reserved for sale, at the initial public offering price, up to 262,500 shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

              We, our executive officers and directors and substantially all of our outstanding equity holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

  •
  offer, pledge, sell or contract to sell any common stock,

  •
  sell any option or contract to purchase any common stock,

  •
  purchase any option or contract to sell any common stock,

  •
  grant any option, right or warrant for the sale of any common stock,

  •
  lend or otherwise dispose of or transfer any common stock,

  •
  request or demand that we file a registration statement related to the common stock, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

NASDAQ Global Select Market Listing

              We expect the shares to be approved for listing on The NASDAQ Global Select Market, subject to notice of issuance, under the symbol "LEDS."

              Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

  •
  our financial information;

  •
  the history of, and the prospects for, our company and the industry in which we compete;

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

  •
  the present state of our development; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

              An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

              The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

              In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

              The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The NASDAQ Global Select Market, in the over-the-counter market or otherwise.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

              In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, certain of the underwriters may facilitate Internet distribution for this offering to certain of its Internet subscription customers. These underwriters may allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on the Internet web site maintained by certain of the underwriters. Other than the prospectus in electronic format, the information on an underwriter's Internet web site is not part of this prospectus.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Notice to Prospective Investors in the EEA

              In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

    (a)
    to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

    (b)
    to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

    (c)
    by the underwriters to fewer than 100 natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

    (d)
    in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

              Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

              For the purposes of this provision, and your representation below, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

              Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

    (a)
    it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

    (b)
    in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

              In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

              This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

              This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

LEGAL MATTERS

              The validity of the common stock being offered by this prospectus will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, Hong Kong, which has acted as our counsel in connection with this offering. Lee and Li Attorneys-at-Law has acted as our Taiwan counsel and Haiwen & Partners has acted as our PRC counsel in connection with the offering. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California is representing the underwriters in this offering.

EXPERTS

              The consolidated financial statements of SemiLEDs Corporation as of August 31, 2009 and 2010, and for each of the years in the three-year period ended August 31, 2010, and the consolidated financial statement schedule for each of the years in the three-year period ended August 31, 2010, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

              We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

              Upon completion of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference facilities and the website of the SEC referred to above.

When the reverse stock split referred to in Note 15 of the Notes to the Consolidated Financial Statements has been consummated, we will be in a position to render the following report.

(signed) KPMG LLP

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
SemiLEDs Corporation:

              We have audited the accompanying consolidated balance sheets of SemiLEDs Corporation and subsidiaries as of August 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended August 31, 2010. In connection with our audits of the consolidated financial statements, we also have audited the consolidated financial statement schedule included herein. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SemiLEDs Corporation and subsidiaries as of August 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended August 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Boise, Idaho
October 26, 2010, except
    for the amendment to the preferred
    stock automatic conversion
    provisions discussed in Note 15,
    for which the effective date is
    November 20, 2010, and except
    for the effect of the reverse stock
    split described in Note 15, for
    which the date is

SEMILEDS CORPORATION
Consolidated Balance Sheets

(In thousands, except for share and per share amounts)

	August 31, 2009	August 31, 2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,715	$13,520
Accounts receivable, net of allowance for doubtful accounts of $112 and $101	2,959	7,620
Accounts receivable from related parties	—	73
Inventory	7,561	11,362
Prepaid expenses and other current assets	410	2,269

Total current assets	24,645	34,844
Property, plant and equipment, net	24,678	31,929
Intangible assets, net	144	380
Investments in unconsolidated entities	714	15,961
Other assets	620	792

TOTAL ASSETS	$50,801	$83,906

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,135	$2,814
Accrued liabilities	2,254	4,355
Long-term debt, current portion	420	1,752

Total current liabilities	3,809	8,921
Long-term debt, net of current portion	2,995	3,786

Total liabilities	6,804	12,707

Commitments and contingencies (Note 7)
STOCKHOLDERS' EQUITY:
Class A and Class B common stock, $0.0000056 par value—14,748,809 and 29,071,428 shares authorized; 6,871,577 and 7,427,905 shares issued and outstanding as of August 31, 2009 and 2010	—	—
Convertible preferred stock issuable in series A to E, $0.0000056 par value—14,722,784 and 13,718,873 shares authorized; 12,019,228 and 13,718,852 shares issued and outstanding as of August 31, 2009 and 2010; liquidation preference of $70,430 as of August 31, 2010	—	—
Additional paid-in capital	54,970	70,510
Accumulated other comprehensive income (loss)	(1,275)	(441)
Retained earnings (accumulated deficit)	(9,698)	1,130

Total stockholders' equity	43,997	71,199

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$50,801	$83,906

See notes to consolidated financial statements.

 SEMILEDS CORPORATION
Consolidated Statements of Operations

(In thousands, except for share and per share amounts)

	Years Ended August 31,
	2008	2009	2010
Revenues, net	$14,749	$11,551	$35,763
Cost of revenues	11,681	11,019	19,640

Gross profit	3,068	532	16,123

Operating expenses:
Research and development	1,935	2,452	1,726
Selling, general and administrative	2,320	2,568	3,228

Total operating expenses	4,255	5,020	4,954

Income (loss) from operations	(1,187)	(4,488)	11,169
Other income (expense):
Loss from unconsolidated entities	—	—	(313)
Interest income (expense), net	41	215	(29)
Other income, net	37	—	349
Foreign currency transaction gain (loss)	295	580	(81)

Total other income (expense), net	373	795	(74)

Income (loss) before provision for income taxes	(814)	(3,693)	11,095
Provision for income taxes	—	—	267

Net income (loss)	$(814)	$(3,693)	$10,828

Net income (loss) attributable to common stock:
Basic	$(814)	$(3,693)	$1,824

Diluted	$(814)	$(3,693)	$1,902

Net income (loss) per share attributable to common stock:
Basic	$(0.15)	$(0.56)	$0.26

Diluted	$(0.15)	$(0.56)	$0.24

Shares used in computing net income (loss) per share attributable to common stock:
Basic	5,395,048	6,600,321	7,089,655
Diluted	5,395,048	6,600,321	7,723,346

See notes to consolidated financial statements.

SEMILEDS CORPORATION
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

(In thousands, except for share amounts)

	Class A and B Common Stock		Convertible Preferred Stock			Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)
					Additional Paid-In Capital			Total Stockholders' Equity
	Shares	Amount	Shares	Amount
BALANCE—September 1, 2007	6,905,486	—	9,719,824	—	35,002	(652)	(5,191)	29,159
Issuance of Series C convertible preferred stock	—	—	1,210,652	—	10,000	—	—	10,000
Issuance of Class B common stock upon exercise of stock options	1,785	—	—	—	4	—	—	4
Stock-based compensation	—	—	—	—	8	—	—	8
Comprehensive income (loss):
Foreign currency translation adjustment	—	—	—	—	—	1,135	—	1,135
Net loss	—	—	—	—	—	—	(814)	(814)

Total comprehensive income								321

BALANCE—August 31, 2008	6,907,271	—	10,930,476	—	45,014	483	(6,005)	39,492
Issuance of Series D convertible preferred stock	—	—	1,096,539	—	10,000	—	—	10,000
Repurchase of Series C convertible preferred stock	—	—	(7,787)	—	(64)	—	—	(64)
Repurchases of common stock	(41,852)	—	—	—	(1)	—	—	(1)
Issuance of Class B common stock upon exercise of stock options	6,158	—	—	—	5	—	—	5
Stock-based compensation	—	—	—	—	16	—	—	16
Comprehensive income (loss):
Foreign currency translation adjustment	—	—	—	—	—	(1,758)	—	(1,758)
Net loss	—	—	—	—	—	—	(3,693)	(3,693)

Total comprehensive loss								(5,451)

BALANCE—August 31, 2009	6,871,577	—	12,019,228	—	54,970	(1,275)	(9,698)	43,997
Issuance of Series E convertible preferred stock	—	—	1,649,557	—	15,043	—	—	15,043
Issuance of Series E convertible preferred stock for employee compensation	—	—	50,067	—	62	—	—	62
Issuance of Class B common stock upon exercise of stock options	556,328	—	—	—	250	—	—	250
Stock-based compensation	—	—	—	—	185	—	—	185
Comprehensive income (loss):
Foreign currency translation adjustment	—	—	—	—	—	834	—	834
Net income	—	—	—	—	—	—	10,828	10,828

Total comprehensive income								11,662

BALANCE—August 31, 2010	7,427,905	$—	13,718,852	$—	$70,510	$(441)	$1,130	$71,199

See notes to consolidated financial statements.

 SEMILEDS CORPORATION
Consolidated Statements of Cash Flows

(In thousands)

	Years Ended August 31,
	2008	2009	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(814)	$(3,693)	$10,828
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,093	4,552	4,695
Stock-based compensation expense	8	16	247
Gain on sale of investment	(37)	—	—
Bad debt expense	92	24	100
Loss of unconsolidated entities	—	—	313
Bargain purchase gain on acquisition	—	—	(349)
Changes in operating assets and liabilities:
Accounts receivable, net	(1,967)	(27)	(4,872)
Inventory	(566)	(1,554)	(3,423)
Prepaid expenses and other assets	(111)	60	(1,810)
Accounts payable	706	221	1,501
Accrued liabilities	995	(53)	1,307

Net cash provided by (used in) operating activities	2,399	(454)	8,537

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(2,525)	(8,795)	(9,807)
Sale of property, plant and equipment	5	58	39
Purchase of investments	(414)	—	(15,530)
Sale of investments	450	—	—
Placement of refundable deposits	—	—	(3)
Refund from refundable deposits	43	4	53
Development of intangible assets	(441)	(163)	(235)
Acquisition, net of cash acquired	—	—	(922)

Net cash used in investing activities	(2,882)	(8,896)	(26,405)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Series C convertible preferred stock	9,700	—	—
Proceeds from issuance of Series D convertible preferred stock	—	10,000	—
Proceeds from issuance of Series E convertible preferred stock	—	—	15,043
Repurchase of Series C convertible preferred stock	—	(64)	—
Proceeds from exercise of stock options	1	4	250
Proceeds from line of credit	1,416	956	2,186
Payments on line of credit	(1,296)	(1,712)	(1,144)
Proceeds from long-term debt	—	3,420	1,481
Payments of long-term debt	—	(28)	(485)

Net cash provided by financing activities	9,821	12,576	17,331

Effect of exchange rate changes on cash and cash equivalents	(178)	(631)	342

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,160	2,595	(195)
CASH AND CASH EQUIVALENTS—Beginning of period	1,960	11,120	13,715

CASH AND CASH EQUIVALENTS—End of period	$11,120	$13,715	$13,520

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$7	$11	$65

Cash paid for income taxes	$—	$—	$4

NONCASH INVESTING AND FINANCING ACTIVITIES:
Series C convertible preferred stock issued for investment	$300	$—	$—

See notes to consolidated financial statements.

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements

Years Ended August 31, 2008, 2009 and 2010

1.    Business

              Business—SemiLEDs Corporation ("SemiLEDs") was established on January 4, 2005 as a Delaware corporation. As of August 31, 2010, SemiLEDs had wholly owned subsidiaries, the most significant of which is SemiLEDs Optoelectronics Co., Ltd., formerly Semi-Photonics, ("Taiwan SemiLEDs") located in Hsinchu, Taiwan where substantially all research, development, manufacturing and marketing takes place and where substantially all of the assets are held. SemiLEDs also has partially owned subsidiaries incorporated in Malaysia, Japan, China and Taiwan.

              SemiLEDs and its subsidiaries (collectively, the "Company") develop, manufacture and sell high performance light emitting diodes ("LEDs"). The Company's customers are located in Asia, Europe and North America.

2.    Summary of Significant Accounting Policies

              Basis of Presentation—The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and include the accounts of SemiLEDs and its consolidated subsidiaries. All intercompany transactions and balances have been eliminated during consolidation.

              Investments in which the Company has the ability to exercise significant influence over the investee, which amounts to an ownership interest of approximately 20% to 50% of a company's voting shares, are accounted for using the equity method of accounting and are not consolidated. These investments are in joint ventures that are not subject to consolidation under the variable interest model, and for which the Company does not possess the substantive participating rights that would allow it to control the investee, but for which the Company has the ability to exercise significant influence over operating and financial policies. Under the equity method, investments are stated at cost after adding or removing the Company's portion of equity in undistributed earnings or losses, respectively. The Company's investment in these equity-method entities is reported in the consolidated balance sheets in investments in unconsolidated entities, and the Company's share of the income or loss, after the elimination of unrealized intercompany profits, is reported in the consolidated statements of operations in loss from unconsolidated entities.

              Investments in entities that are not consolidated or accounted for under the equity method are accounted for using the cost method. The Company does not have any cost method investments in which it owns greater than a 20% ownership interest in the entity. Under the cost method, investments are reported at cost on the consolidated balance sheets in Investments in unconsolidated entities, and dividend income received is reported in the consolidated statements of operations in loss from unconsolidated entities.

              If the fair values of any of the equity-method or cost-method investments decline below their book value and the decline is determined to be other-than-temporary, the related investment will be written down to its fair value.

              Use of Estimates—The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such management estimates include the allowance for doubtful accounts, inventory valuation, valuation of deferred tax assets, fair value of common stock, stock-based compensation expense, and the carrying amount of property, plant and equipment and

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended August 31, 2008, 2009 and 2010

intangible assets. The Company bases its estimates on historical experience and also on assumptions that it believes are reasonable. The Company assesses these estimates on a regular basis; however, actual results could differ materially from those estimates.

              Certain Significant Risks and Uncertainties—The Company is subject to certain risks and uncertainties that could have a material and adverse effect on the Company's future financial position or results of operations, which risks and uncertainties include, among others: it has a limited operating history, it may experience fluctuations in its revenues and operating results, any inability of the Company to compete in a rapidly evolving market and to respond quickly and effectively to changing market requirements, any inability of the Company to increase market awareness of its brand and products and develop and expand its sales channels, any inability of the Company to forecast customer demand accurately in making purchase decisions, any inability of the Company to protect its intellectual property rights, claims by others that the Company infringes their proprietary technology, and any inability of the Company to raise additional funds in the future.

              Concentration of Supply Risk—Some of the components and technologies used in the Company's products are purchased and licensed from a limited number of sources. The loss of any of these suppliers may cause the Company to incur additional costs to transition these relationships, result in delays in the manufacturing and delivery of its products, or cause it to carry excess or obsolete inventory. The Company relies on a third party for the fulfillment of its customer orders, and the failure of this third party to perform could have an adverse effect upon the Company's reputation and its ability to distribute its products, which could adversely affect the Company's business.

              Concentration of Credit Risk—Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company keeps its cash and cash equivalents with prominent banks and invests only in high-quality fixed-income securities. Deposits held with banks may exceed the amount of insurance provided on such deposits.

              All of the Company's revenues are concentrated in sales of LED products. Credit risk with respect to accounts receivable in general is diversified due to the number of different entities comprising the Company's customer base and their locations throughout the world. The Company performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable. The Company maintains reserves for estimated potential credit losses.

              As of August 31, 2009, one customer accounted for 34% of the Company's accounts receivable. As of August 31, 2010, the same customer accounted for 15% and two customers accounted for 24% and 12% of the Company's accounts receivable.

              Customers representing 10% or more of the Company's revenues for the periods presented consist of the following (in percentages):

	Years Ended August 31,
Customers	2008	2009	2010
Customer A	22	32	20
Customer B	10	*	*
Customer C	22	*	*

*  Less than 10%

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended August 31, 2008, 2009 and 2010

              Cash and Cash Equivalents—The Company considers all highly liquid investment instruments purchased with initial maturities of three months or less to be cash equivalents. As of August 31, 2009 and 2010, the Company had $11.5 million and $8.2 million of cash equivalents consisting of certificates of deposit with initial maturities of three months or less.

              Foreign Currency—The Company's subsidiaries use the local currency as their functional currency. The assets and liabilities of the subsidiaries are, therefore, translated into U.S. dollars at exchange rates in effect at each balance sheet date, with the resulting translation adjustments recorded to a separate component of accumulated other comprehensive income (loss) within stockholders' equity. Income and expense accounts are translated at average exchange rates during the period. Any gains and losses from transactions denominated in foreign currencies are recognized in the consolidated statements of operations.

              Inventory—Inventories primarily consist of raw materials, work in process and finished goods and are stated at the lower of cost or market value. Cost is determined using a weighted average. For work in process and manufactured inventories, cost consists of raw materials, fabricated wafer, direct labor and an allocated portion of the Company's production overhead. The Company also writes down excess and obsolete inventory to its estimated market value based upon estimations about future demand and market conditions as conditions warrant. Once written down, inventories are carried at this lower cost basis until sold or scrapped.

              Property, Plant and Equipment—Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

              The estimated useful lives of property, plant and equipment are as follows:

Buildings and improvements	5 to 20 years
Machinery and equipment	2 to 10 years
Leasehold improvements	1 to 10 years
Other equipment	3 to 5 years

              Intangible Assets—Intangible assets consist of patents and acquired technology. The carrying amounts of the patents represent application cost and registration fees for patents developed by the Company. Acquired technology arose from the acquisition of Silicon Base Development, Inc. ("SBDI") during the year ended August 31, 2010. Intangible assets are carried at cost. All of the Company's intangible assets have finite useful lives and are, therefore, amortized using the straight-line method over their estimated useful lives, which range from four to 20 years.

              Impairment of Long-Lived Assets—The Company evaluates its long-lived assets, which consist of property, plant and equipment and intangible assets, for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment exists if the carrying amounts of such assets exceed the estimates of future net undiscounted cash flows expected to be generated by such assets. Should impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the estimated fair value of the asset. As of August 31, 2009 and 2010, the Company has not written down any of its long-lived assets as a result of impairment.

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended August 31, 2008, 2009 and 2010

              Income Taxes—The Company accounts for income taxes under the asset and liability method. As part of the process of preparing the consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company estimates actual current tax expense together with assessing temporary differences resulting from differing accounting treatment for items such as accruals and allowances that are not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities which are included in the Company's consolidated balance sheets. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the Company's consolidated statements of operations become deductible expenses under applicable income tax laws or when loss or credit carryforwards are utilized. Accordingly, realization of the deferred tax assets is dependent on the Company's ability to earn future taxable income against which these deductions, losses and credits can be utilized. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applicable to the taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on the Company's deferred tax assets and liabilities is recognized in the consolidated statements of operations in the period the change in the tax law was enacted.

              The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent the Company believes that recovery is not more likely than not, a valuation allowance is established.

              Stock-based Compensation—Compensation costs related to employee stock options granted during the years ended August 31, 2008, 2009 and 2010 are based on the fair value of the options on the date of grant, net of estimated forfeitures. The Company determines the grant date fair value of the options using the Black-Scholes option-pricing model, and the related stock-based compensation expense is generally recognized on a straight-line basis over the period in which an employee is required to provide service in exchange for the options, or the vesting period of the respective options.

              The Company accounts for stock options issued to nonemployees also based on the fair value of the options, determined using the Black-Scholes option-pricing model. The fair value of stock options granted to nonemployees is remeasured each reporting period as the stock options vest, and the resulting change in value, if any, is recognized in the Company's consolidated statements of operations during the period the related services are rendered.

              Research and Development Costs—Research and development costs are expensed as incurred.

              Segments—The Company considers operating segments to be components of the Company in which separate financial information is available that is evaluated regularly by the Company's chief operating decision making group in deciding how to allocate resources to and in assessing performance of the components. The chief operating decision making group for the Company consists of the Chief Executive Officer and the Chief Operating Officer. The chief operating decision making group reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region, for purposes of allocating resources throughout the Company and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results or plans for levels or components below the consolidated unit level. Accordingly, the Company has determined that it has a single reporting segment and operating unit structure which is manufacturing, developing and selling LEDs.

              Deferred Rent—Certain of the Company's operating leases contain predetermined fixed escalations of the minimum rental payments to be made during the original terms of the leases. For

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended August 31, 2008, 2009 and 2010

these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease and, therefore, the rent expense will not equal the related cash payments. The difference between the actual cash payments and the straight-line expense is recorded as a deferred credit included in accrued liabilities on the consolidated balance sheets. The deferred credit will ultimately be reduced to zero over the respective lease terms.

              Shipping and Handling Costs—The Company includes costs from shipping and handling within cost of revenues in the period in which they are incurred.

              Revenue Recognition—The Company recognizes revenue on sales of its products when persuasive evidence of an arrangement exists, the price is fixed or determinable, ownership and risk of loss has transferred and collection of the sales proceeds is probable. The Company obtains written purchase authorizations from its customers as evidence of an arrangement and these authorizations generally provide for a specified amount of product at a fixed price. Generally, the Company considers delivery to have occurred at the time of shipment as this is generally when title and risk of loss for the products will pass to the customer. The Company provides its customers with limited rights of return for non-conforming shipments and product warranty claims. Based on historical return percentages, which have not been material to date, and other relevant factors, the Company estimates its potential future exposure on recorded product sales which reduces product revenue in the consolidated statements of operations and reduces accounts receivable in the consolidated balance sheets.

              Accounts Receivable—Accounts receivable are recorded at invoiced amounts, net of allowances for doubtful accounts, and do not bear interest. The allowance for doubtful accounts is based on the Company's assessment of the collectibility of its customer accounts. The Company regularly reviews the allowance by considering certain factors such as historical experience, industry data, credit quality, age of accounts receivable balances and current economic conditions that may affect a customer's ability to pay. Charges to bad debt expense were approximately $92,000, $24,000 and $100,000 during the years ended August 31, 2008, 2009 2010.

              Comprehensive Income (Loss)—Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). For the Company, other comprehensive income (loss) consists primarily of foreign currency translation adjustments. Total comprehensive income (loss) for all periods presented has been disclosed in the consolidated statements of stockholders' equity and comprehensive income (loss).

              Multiple Classes of Common Stock—The Company has two classes of common stock, consisting of Class A common stock ("Class A") and Class B common stock ("Class B"), which are identical except with respect to voting rights. The Class A are allowed one vote on all matters subject to a vote of the stockholders and, except as required by law, the Class B do not have the right to vote. Further, there are a number of safeguards built into the Company's Articles of Incorporation, as well as Delaware law, which preclude the Board of Directors from declaring or paying unequal per share dividends on the Class A and Class B stock. Specifically, Delaware law provides that amendments to the Company's Articles of Incorporation, which would have the effect of adversely altering the rights, powers or preferences of a given class of stock (in this case the right of the Class A to receive an equal dividend to any declared dividend on the Class B), must be approved by the class of stock adversely affected by the proposed amendment. As a result, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B stock as if the earnings for the year had been distributed.

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended August 31, 2008, 2009 and 2010

              Net Income (Loss) Per Share of Common Stock—Basic and diluted net income (loss) per share attributable to common stockholders are presented in conformity with the two-class method required for participating securities. Holders of Series A, B, C, D and E convertible preferred stock are each entitled to receive noncumulative dividends at the rate of 8% per annum, payable prior and in preference to any dividends on any other shares of the Company's capital stock. In the event a dividend is paid on common stock, the convertible preferred stockholders are entitled to a share of any such dividend on a pro rata basis as if they were holders of common shares (on an as-if converted basis).

              Under the two-class method, basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Net income (loss) attributable to common stockholders is determined by allocating undistributed earnings as if all of the earnings for the period had been distributed. Diluted net income (loss) per share attributable to common stockholders is computed by using the weighted-average shares of common stock outstanding, including potential dilutive shares of common stock assuming the dilutive effect of outstanding stock options using the treasury stock method. The weighted-average number of shares of common stock used to calculate the Company's basic net income (loss) per share of common stock excludes those shares subject to repurchase related to stock options that were exercised prior to vesting as these shares are not deemed to be issued for accounting purposes until they vest.

              The Company has multiple classes of common stock; however, because the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis and the resulting net income (loss) per share of common stock will, therefore, be the same for both Class A and Class B on an individual or combined basis. Therefore for the calculation of the net income (loss) per share of common stock, the Company combined the weighted-average Class A and Class B because the assumed conversion of the Class B into shares of Class A would have no impact on the net income (loss) per share of common stock.

Recently Issued Accounting Pronouncements

              In June 2009, the Financial Accounting Standards Board ("FASB") issued a new accounting standard that requires a qualitative approach to identifying a controlling financial interest in a variable interest entity ("VIE"), and requires ongoing assessment of whether an interest in a VIE makes the holder the primary beneficiary of the VIE. The new accounting standard is effective for the Company as of September 1, 2010. The adoption of this standard did not have a significant impact on its consolidated financial statements.

              In October 2009, the FASB issued a new accounting standard that changes the accounting for arrangements with multiple deliverables. The new standard requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In October 2009, the FASB also issued a new accounting standard that changes revenue recognition for tangible products containing software and hardware elements. The new standard requires revenue arrangements that contain tangible products with software elements that are essential to the functionality of the products to be scoped out of the existing software revenue recognition accounting guidance and accounted for under these new accounting standards. Both standards will be effective for the Company in the first quarter of the year ending August 31, 2011 and early adoption is permitted. The Company does not expect the adoption of these standards to have a significant impact on its consolidated financial statements.

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended August 31, 2008, 2009 and 2010

              In January 2010, the FASB issued an amendment to an accounting standard which requires new disclosures for fair value measurements and provides clarification for existing fair value disclosure requirements. The amendment will require an entity to disclose separately the amounts of significant transfers in and out of Levels I and II fair value measurements and to describe the reasons for the transfers; and to disclose information about purchases, sales, issuances and settlements separately in the reconciliation for fair value measurements using significant unobservable inputs, or Level III inputs. This amendment clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and require disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level II and Level III inputs. The adoption of this amendment will not impact the Company's consolidated financial statements.

              In April 2010, the FASB issued an accounting standard update which provides guidance on recognizing revenue under the milestone method. The milestone method of recognition allows a vendor who is involved with the provision of deliverables to recognize the full amount of a milestone payment upon achievement, if, at the inception of the revenue arrangement, the milestone is determined to be substantive as defined in the standard. The update is effective for the Company in the first quarter of the year ending August 31, 2011 and early adoption is permitted. The Company does not expect the adoption of the update to have a significant impact on its consolidated financial statements.

3.    Balance Sheet Components

Inventory

              Inventory as of August 31, 2009 and 2010 consist of the following (in thousands):

	August 31, 2009	August 31, 2010
Raw materials	$800	$2,610
Work in process	2,417	3,955
Finished goods	4,344	4,797

Inventory	$7,561	$11,362

              Inventory write-downs to market value for the years ended August 31, 2008, 2009 and 2010 were $100,000, $815,000 and $40,000.

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended August 31, 2008, 2009 and 2010

Property, Plant and Equipment

              Property, plant and equipment as of August 31, 2009 and 2010 consist of the following (in thousands):

	August 31, 2009	August 31, 2010
Buildings and improvements	$6,271	$7,148
Machinery and equipment	25,100	32,492
Leasehold improvements	1,833	2,225
Other equipment	937	1,230
Construction in progress	1,644	5,561

Total property, plant and equipment	35,785	48,656
Less accumulated depreciation and amortization	(11,107)	(16,727)

Property, plant and equipment, net	$24,678	$31,929

              Property, plant and equipment pledged as collateral for the Company's notes payable and lines of credit were $7.2 million and $8.8 million as of August 31, 2009 and 2010.

              Depreciation and amortization expense recognized for the years ended August 31, 2008, 2009 and 2010 was $4.1 million, $4.5 million and $4.7 million.

Intangible Assets

              Intangible assets as of August 31, 2009 and 2010 consist of the following (in thousands):

	August 31, 2009	August 31, 2010
Patents	$218	$335
Acquired technology	—	156

Total intangible assets	218	491
Less accumulated amortization	(74)	(111)

Intangibles assets, net	$144	$380

              Amortization expense recognized for the years ended August 31, 2008, 2009 and 2010 was $22,000, $52,000 and $37,000.

              The estimated amortization expense for the Company's intangible assets as of August 31, 2010 for the next five years is as follows (in thousands):

Years Ending August 31,	Total
2011	$51
2012	51
2013	51
2014	35
2015	12

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended August 31, 2008, 2009 and 2010

Accrued Liabilities

              Accrued liabilities as of August 31, 2009 and 2010 consist of the following (in thousands):

	August 31, 2009	August 31, 2010
Accrued compensation and benefits	$1,042	$1,348
Accrued business expenses	438	496
Taxes payable	—	903
Customer deposits	86	112
Accrued professional service fees	60	527
Government grants	174	128
Other liabilities	454	841

	$2,254	$4,355

4.    Acquisition

              On April 1, 2010, the Company, through a wholly owned subsidiary, acquired 100% of the outstanding shares of SBDI for total consideration of $933,000. The consideration received from the Company was used by the SBDI shareholders to purchase 102,298 shares of the Company's non-voting Series E convertible preferred stock ("Series E") at a price of $9.12 per share. SBDI specializes in microstructure design, processing, manufacturing, packaging and testing service of silicon wafers for LED applications. The Company acquired SBDI to obtain certain packaging technology and related plant and equipment. The Company expensed acquisition related costs in the amount of $15,000. The acquisition was accounted for as a business combination using the purchase method of accounting. Accordingly, the results of SBDI are included in the Company's consolidated financial statements from the date of acquisition.

              The allocation of the purchase price was based upon a valuation that was completed during the fourth quarter of the year ended August 31, 2010. Because the purchase price was less than the fair value of the acquired net assets of SBDI, the Company recognized a gain on the acquisition of $349,000 through other income. The allocation of the total purchase price to the assets acquired and liabilities assumed at their respective fair values on the acquisition date is as follows (in thousands):

April 1, 2010
Current assets	$297
Plant and equipment	1,251
Other assets	59
Core technology	156
Patents and trademarks	4
Accrued liabilities	(485)

Total net assets acquired	1,282
Gain on acquisition	(349)

Total cash purchase price	$933

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended August 31, 2008, 2009 and 2010

              The allocated fair values required management of the Company to make significant estimates and assumptions, especially with respect to the fair value of the intangible assets being acquired.

              Since the acquisition on April 1, 2010, the Company has recognized revenue of $92,000 and net loss of $282,000 from the operations of SBDI in the consolidated statements of operations for the year ended August 31, 2010. The following table presents the Company's unaudited pro forma results as if the acquisition of SBDI had been completed at the beginning of each period presented (in thousands, except per share amounts):

	Years Ended August 31,
	2009	2010
Net product revenue (unaudited)	$11,995	$35,981
Net income (loss) (unaudited)	$(4,775)	$10,226
Net income (loss) per share of common stock, basic and diluted (unaudited)	$(0.70)	$0.28

              The above unaudited pro forma information does not reflect any incremental direct costs, including any restructuring charges to be recorded in connection with the acquisition, or any potential cost savings that may result from the consolidation of certain operations of the Company or SBDI. Accordingly, the unaudited pro forma financial information above is presented for comparative purposes only and is not necessarily indicative of what would have occurred had the acquisition of SBDI been completed as of the beginning of each of the periods being presented, nor is it necessarily indicative of future consolidated results.

5.    Investments in Unconsolidated Entities

              The Company's unconsolidated entities are joint ventures that the Company accounts for as investments on an equity or cost method basis. The equity method investments consist of SILQ (Malaysia) Sdn Bhd ("SILQ"), Xurui Guangdian Co., Ltd. ("China SemiLEDs"), and SS Optoelectronics Co., Ltd. ("SS Optoelectronics"). The Company's ownership interest and investments in unconsolidated entities as of August 31, 2009 and 2010 consist of the following (in thousands, except for percentages):

	Percentage Ownership	August 31, 2009	August 31, 2010
Equity method investments:
SILQ	50%	$—	$433
China SemiLEDs	49%	—	14,575
SS Optoelectronics	49%	—	239
Cost method investments	Various	714	714

Total investments in unconsolidated entities		$714	$15,961

              There were no dividends received from unconsolidated entities during the years ended August 31, 2008, 2009 and 2010.

              Equity Method Investments—The following joint ventures are partially owned by the Company or its wholly-owned subsidiaries; however, the Company has determined that these investees are not

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended August 31, 2008, 2009 and 2010

subject to consolidation under the variable interest model, and that it does not possess the substantive participating rights that would allow it to control the entities, but that it can exercise significant influence over the operating and financial policies of the joint ventures. Accordingly, the Company accounts for these joint ventures using the equity method of accounting.

              In September 2009, the Company, through a wholly owned subsidiary, contributed $570,000 to form SILQ, a joint venture in Malaysia. The Company and the other investor in the joint venture each hold a 50% ownership and voting interest in SILQ's common stock. The Company entered into the joint venture agreement that established SILQ to design, manufacture and sell lighting fixtures and systems.

              In December 2009, the Company entered into an agreement to establish China SemiLEDs in Guangdong, China for the purposes of conducting research and development and producing LED epitaxial wafers, chips and packaged products to be sold in China. The Company contributed $14.7 million to acquire a 49% ownership interest in China SemiLEDs. The Company also entered into various patent assignment and cross-license agreements with China SemiLEDs, pursuant to which the Company agreed to assign certain patents to China SemiLEDs; grant royalty-free, exclusive and non-transferable licenses with respect to certain other patents to China SemiLEDs for use in manufacturing and selling LED chips in China; and grant China SemiLEDs a royalty-free, exclusive license to use the "SemiLEDs" trademark within China, subject to certain conditions. In return, China SemiLEDs agreed to make a one-time payment of $600,000; grant the Company a royalty-free, transferable and exclusive license to use the assigned patents globally except in manufacturing LED wafers and chips in China; and license all future patents acquired by China SemiLEDs to the Company for use in manufacturing or selling LED products globally. The patent assignment and cross-license agreements are not contributions to China SemiLEDs and will be accounted for based on the fair value of the assets received. As of August 31, 2010, the patent assignments and cross-license agreements were awaiting approval and no amounts have been paid.

              In December 2009, the Company, through a wholly owned subsidiary, entered into an agreement to contribute $980,000 for a 49% ownership interest in SS Optoelectronics, a joint venture in Taiwan. The investment is payable based upon a payment schedule set forth in the agreement as follows: $245,000 upon signing the agreement, $245,000 after the incorporation of the joint venture and $490,000 upon reaching a certain sales level. As of August 31, 2010, the Company has contributed $245,000. The Company entered into the joint venture agreement that established SS Optoelectronics to facilitate sales of the Company's LED chips to the other investor in the joint venture.

              As of August 31, 2010 there is no difference between the carrying amount and the underlying equity in the net assets of the Company's equity method investees. The aggregate fair value of the Company's investments in the non-marketable stock of its equity method investees is not readily available.

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended August 31, 2008, 2009 and 2010

              Summary financial information for the Company's equity method investees consists of the following (in thousands):

August 31, 2010
Current assets	$36,539
Noncurrent assets	23,003
Current liabilities	13,212
Noncurrent liabilities	—
Stockholders' equity	46,330

Year Ended August 31, 2010
Revenues, net	$7
Gross profit	(33)
Loss from operations	(588)
Net loss	(629)

              Cost Method Investments—As of August 31, 2009 and 2010, the Company holds investments in nonmarketable common stock of three unaffiliated companies with a carrying amount of $714,000. The fair value of these investments is not readily available. These investments are assessed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable.

6.    Long-Term Debt

              Long-term debt as of August 31, 2009 and 2010 consists of the following (in thousands):

	August 31, 2009	August 31, 2010
First note payable	$1,909	$1,839
Second note payable	1,506	1,246
Third note payable	—	1,411
Line of credit	—	1,042

Total long-term debt	3,415	5,538
Less current portion	(420)	(1,752)

Total long-term debt, excluding current portion	$2,995	$3,786

              The long-term notes in the table above carry variable interest rates ranging from 1.7% to 1.8%, are payable in monthly installments, and are secured by the Company's property, plant and equipment. The interest rates are based on the annual time deposit rate plus a certain spread. The first note payable requires monthly payments of principal and interest in the amount of $12,000 over the 15 year term of the note with final payment to occur in May 2024. The second note payable requires monthly payments of principal and interest in the amount of $27,000 over the five year term of the note with final payment to occur in August 2014. The third note payable requires monthly payments of principal and interest in the amount of $26,000 over the five year term of the note with final payment to occur

SEMILEDS CORPORATION

Notes to Consolidated Financial Statements (Continued)

Years Ended August 31, 2008, 2009 and 2010

in March 2015. The notes do not have prepayment penalties or balloon payments upon maturity of the notes.

              During the years ended August 31, 2008, 2009 and 2010, the Company utilized operating lines of credit with certain banks in order to fulfill its short-term financing needs. The lines of credit have maturity dates of six to eight months from the date of draw, bear a fixed interest rate of 1.5% as of August 31, 2010, and are secured by the Company's property, plant and equipment. The outstanding balances of the lines of credit were $0 and $1.0 million as of August 31, 2009 and 2010. Unused amounts on the lines of credit were $3.3 million and $4.7 million as of August 31, 2009 and 2010.

              The Company capitalized interest in the amount of $27,000 and $9,000 during the years ended August 31, 2009 and 2010. There was no capitalized interest for the year ended August 31, 2008.

              The scheduled principal payments for the Company's long-term debt as of August 31, 2010 consist of the following (in thousands):

Years Ending August 31,	Scheduled Principal Payments
2011	$1,752
2012	723
2013	736
2014	750
2015	359
Thereafter	1,218

Total	$5,538

7.    Commitments and Contingencies

              Operating Lease Agreements—The Company leases plant and office space in Taiwan pursuant to five operating lease agreements with unrelated parties which were noncancellable and which expire at various dates between December 31, 2010 and December 31, 2020. As of August 31, 2009 and 2010, the Company maintained outstanding deposits for these leases in the amount of $155,000 and $150,000 which were recorded as other long-term assets in the accompanying consolidated balance sheets. Lease expense related to these noncancellable operating leases was $715,000, $843,000 and $530,000 during the years ended August 31, 2008, 2009 and 2010. Lease expense is recognized on a straight-line basis over the term of the lease. The aggregate future noncancellable minimum rental payments for the Company's operating leases as of August 31, 2010 consist of the following (in thousands):

Years Ending August 31,	Operating Leases
2011	$671
2012	647
2013	708
2014	728
2015	777
Thereafter	1,020

Total	$4,551

SEMILEDS CORPORATION

Notes To Consolidated Financial Statements (Continued)

Years Ended August 31, 2008, 2009, and 2010

              Purchase Obligations—The Company had purchase commitments for equipment in the amount of $6.9 million as of August 31, 2010.

              Litigation—The Company is subject to various claims arising in the ordinary course of business. Although no assurance may be given, the Company believes that it is not presently a party to any litigation of which the outcome, if determined adversely, would individually or in the aggregate be reasonably expected to have a material adverse effect on the business, operating results, cash flows or financial position of the Company.

              Third parties have from time to time claimed, and others may claim in the future, that the Company has infringed their past, current or future intellectual property rights. These claims, whether meritorious or not, could be time-consuming, result in costly litigation, require expensive changes in the Company's methods of doing business or could require the Company to enter into costly royalty or licensing agreements, if available. As a result, these claims could harm the Company's business, operating results, cash flows and financial position.

              Indemnifications—Under the indemnification provisions of certain of the Company's distributor agreements, the Company agrees to defend the distributors against third-party intellectual property infringement claims. To date, there have been no material claims under such indemnification provisions.

8.    Common and Convertible Preferred Stock and Stockholders' Equity

              Common Stock—Common stock is divided into Class A and Class B. The designations and rights of the Class A and Class B are identical except for their respective voting rights as the Class A are allowed one vote on all matters subject to a vote of the stockholders and, except as otherwise required by law, the Class B do not have the right to vote. Upon the closing of a qualifying underwritten public offering of the Company's common stock, the Class B will convert into shares of Class A on a one-for-one basis. As of August 31, 2010, the combined authorized shares of common stock in the amount of 29,071,428 consisted of 22,142,857 shares of Class A and 6,928,571 shares of Class B. Shares of common stock issued and outstanding as of August 31, 2009 and 2010 consist of the following:

	August 31, 2009	August 31, 2010
Class A	6,833,145	6,833,145
Class B	38,432	594,760

	6,871,577	7,427,905

SEMILEDS CORPORATION

Notes To Consolidated Financial Statements (Continued)

Years Ended August 31, 2008, 2009, and 2010

              Common Stock Reserved for Issuance—As of August 31, 2009 and 2010, the Company had reserved shares of common stock for issuance as follows:

	August 31, 2009	August 31, 2010
Issuance under stock option plan	1,081,807	539,763
Conversion of convertible preferred stock	12,019,228	13,718,852

	13,101,035	14,258,615

              Convertible Preferred Stock—During the year ended August 31, 2008, the Company issued an additional 1,174,333 shares of Series C for $8.26 per share and received total consideration of $9.7 million. The Company also issued 36,319 shares of Series C for an investment in a subsidiary with a fair value of approximately $300,000.

              During the year ended August 31, 2009, the Company issued 1,096,539 shares of Series D convertible preferred stock ("Series D") for $9.12 per share and received total consideration of $10.0 million.

              During the year ended August 31, 2010, the Company issued 1,649,557 shares of Series E for $9.12 per share and received total consideration of $15.0 million. The Company also issued 50,067 shares of Series E to two executives of a recently acquired subsidiary during the year ended August 31, 2010.

              Authorized and outstanding convertible preferred stock as of August 31, 2009 and 2010 consist of the following (in thousands, except share data):

	August 31, 2009				August 31, 2010
	Shares Authorized	Shares Issued and Outstanding	Net Cash Proceeds	Liquidation Preference	Shares Authorized	Shares Issued and Outstanding	Net Cash Proceeds	Liquidation Preference
Series A	6,875,000	6,875,000	$15,000	$15,000	6,875,000	6,875,000	$15,000	$15,000
Series B	863,095	863,090	3,625	3,625	863,095	863,090	3,625	3,625
Series C	4,243,341	3,184,599	20,005	26,305	3,184,604	3,184,599	20,005	26,305
Series D	2,741,348	1,096,539	10,000	10,000	1,096,539	1,096,539	10,000	10,000
Series E	—	—	—	—	1,699,635	1,699,624	15,043	15,500

Total	14,722,784	12,019,228	$48,630	$54,930	13,718,873	13,718,852	$63,673	$70,430

              Net cash proceeds noted in the table above represent aggregate amounts received in cash from issuance of each Series of convertible preferred stock less, if applicable, any amounts paid for repurchases.

              Significant terms of the Series A, B, C, D and E convertible preferred stock are as follows:

              Liquidation Preference—In the event of any liquidation, dissolution or winding up of the Company, the holders of each outstanding share of convertible preferred stock will be entitled to be paid, prior and in preference to any payment or distribution on any shares of common stock, the original issue price with respect to each series of convertible preferred stock, plus all declared but unpaid dividends. The original issue price of the Series A, B, C, D and E was $2.24, $4.20, $8.26, $9.12

SEMILEDS CORPORATION

Notes To Consolidated Financial Statements (Continued)

Years Ended August 31, 2008, 2009, and 2010

and $9.12, respectively. If upon any liquidation, dissolution or winding up of the Company, the available funds and assets are insufficient to permit the payment to holders of the convertible preferred stock of their full liquidation preferences, then all of the remaining available funds and assets will be distributed among the holders of the then outstanding convertible preferred stock on a pro rata and equal priority basis according to their respective liquidation preferences.

              Conversion Rights—At any time and at the option of the holder, each share of Series A or Series D is convertible into fully paid and nonassessable shares of Class A on a one-to-one basis, while each share of Series B, Series C or Series E is convertible into fully paid and nonassessable shares of Class B on a one-to-one basis, subject to certain antidilution adjustments for common stock dividends and combinations or splits, and certain additional issuances of shares.

              Automatic Conversion—Each share of Series A, B, C, D and E will automatically convert into fully paid and nonassessable shares of Class A on a one-to-one basis (i) immediately prior to the closing of an underwritten public offering in which the aggregate public offering price equals or exceeds $50.0 million and the public offering price per share equals or exceeds three times the original issue price of each respective series of convertible preferred stock; or (ii) with respect to Series A, upon the Company's receipt of the written consent of the holders of not less than a majority of the then outstanding shares of Series A, voting as a single class on an as-converted basis, to the conversion of all then outstanding shares of Series A.

              Voting Rights—Each holder of shares of Series A and D is entitled to the number of votes equal to the number of whole shares of Class A in which such shares of convertible preferred stock could be converted at the record date for the determination of the stockholders entitled to vote on such matters or, if no record date is established, the date such vote is taken or any written consent of stockholders is solicited. The holders of Series B, C and E are not be entitled to any right to vote, except where required by law.

              With regard to the election of the Board of Directors, so long as at least a majority of the originally issued shares of Series A are outstanding, the holders of the Series A, voting as a separate class, are entitled to elect two directors. The holders of the Class A, voting as a separate class, are entitled to elect three directors.

              Dividend Rights—Each holder of the convertible preferred stock is entitled to receive noncumulative dividends at the rate of 8% of the per share purchase price of the respective series of convertible preferred stock per annum, prior and in preference to the payment of any dividends to the holders of the common stock. No dividends will be paid to the holders of the common stock unless dividends in the total amount of the annual dividend rate for each series of the convertible preferred stock have been first paid to the holders of each such series of convertible preferred stock. If, after dividends in the full preferential amounts for the convertible preferred stock have been paid, the Board of Directors declares additional dividends, then such additional dividends are declared pro rata on the common stock according to the number of shares of common stock held by such holders, where each holder of shares of convertible preferred stock is to be treated for this purpose as holding shares of common stock on an as-converted basis.

              Restriction on Dividend Distributions—In accordance with the Republic of China Company Law, Taiwan SemiLEDs' Articles of Incorporation stipulate that ten percent of annual earnings, net of losses from prior years, are to be retained as a statutory reserve until such retention equals the amount of issued share capital. The distribution of any remaining earnings should be proposed by the Board of

SEMILEDS CORPORATION

Notes To Consolidated Financial Statements (Continued)

Years Ended August 31, 2008, 2009, and 2010

Directors and approved by the Company's stockholders. At least 0.00001% of the distributions should be appropriated as employee bonuses when the stockholders approve such distributions.

              Redemption Rights—None of the Series A, B, C, D or E is redeemable.

9.    Stock-based Compensation

              As of August 31, 2009 and 2010, the Company had one stock-based compensation plan (the "Plan") which is discussed further below. The Company's stock-based compensation expense was $8,000, $16,000 and $247,000 during the years ended August 31, 2008, 2009 and 2010. The total stock-based compensation expense for each period presented consists of stock-based compensation expense for Class B stock options granted to employees of $8,000, $16,000 and $131,000 and nonemployees of $0, $0 and $54,000 during the years ended August 31, 2008, 2009 and 2010. Stock-based compensation also includes $62,000 for the year ended August 31, 2010 for stock options to purchase shares of Series E related to the Company's acquisition of SBDI.

              Stock Option Plan—During the period ended August 31, 2005, the Company adopted the Plan pursuant to which the Board of Directors may grant stock options to the Company's employees, officers, directors and nonemployees. The Plan originally authorized grants of options to purchase up to 998,809 shares of common stock, but was subsequently amended to increase the number of shares authorized to 1,120,238 during the year ended August 31, 2009 and to 1,134,523 during the year ended August 31, 2010. Options granted under the Plan generally vest over four years at a rate of 25% on each anniversary of the option's vesting start date and expire ten years from the date of grant. Upon the exercise of a stock option granted under the Plan, the holder of the option will receive shares of Class B which do not allow the holder voting rights, except as required by law.

              Employee Stock-based Compensation Expense—The total employee stock-based compensation expense for the years ended August 31, 2008, 2009 and 2010 are recognized in the consolidated statements of operations as follows (in thousands):

	Years Ended August 31,
	2008	2009	2010
Costs of product revenues	$—	$—	$52
Research and development expenses	—	—	33
Selling, general and administrative expenses	8	16	46

	$8	$16	$131

              Determining Fair Value of Stock Options—The fair value of each grant of stock options during the years ended August 31, 2008, 2009 and the 2010 were determined by the Company using the methods and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

              Valuation Method—The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model.

              Expected Term—The expected term represents the period that the Company's stock options are expected to be outstanding. The expected term for options granted to employees of the Company is derived from historical data on employee exercises and post-vesting employment termination behavior

SEMILEDS CORPORATION

Notes To Consolidated Financial Statements (Continued)

Years Ended August 31, 2008, 2009, and 2010

after taking into account the contractual life of the award. The expected term for nonemployee options is equal to the contractual life of the option.

              Expected Volatility—The expected volatility was based on the historical stock volatilities of several of the Company's publicly-traded peers over a period equal to the expected terms of the options as the Company does not have a sufficient trading history to use the volatility of its own common stock.

              Fair Value of Common Stock—The fair value of the common stock underlying the stock options has historically been determined by the Board of Directors. Because there has been no public market for the Company's common stock, the Board of Directors has determined fair value of the common stock at the time of grant by considering a number of objective and subjective factors including independent valuation reports, valuations of comparable companies, sales of convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of capital stock, and general and industry specific economic outlook, among other factors. The fair value of the underlying common stock shall be determined by the Board of Directors until such time as the Company's common stock is listed on an established stock exchange or national market system.

              Risk-Free Interest Rate—The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the related options.

              Expected Dividend—The expected dividend assumption has been zero for the Company's option grants as the Company has never paid dividends and does not expect to pay dividends for the foreseeable future.

              Forfeiture Rate—The Company estimates its forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. The impact from a forfeiture rate adjustment will be recognized in full in the period of adjustment.

              Summary of Assumptions—The fair value of each employee stock option was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for grants of options during the years ended August 31, 2008, 2009 and 2010:

	Years Ended August 31,
	2008	2009	2010
Dividend rate	0%	0%	0%
Risk-free interest rate	3.4%	2.3%	2.7%
Expected term (in years)	5.8	5.9	6.2
Expected volatility	61.6%	61.6%	69.3%

              The weighted-average grant date fair value of the Company's stock options granted during the years ended August 31, 2008, 2009 and 2010 was $0.14, $0.14 and $6.86 per share. The aggregate grant date fair value of the Company's stock options granted to employees during the years ended August 31, 2008, 2009 and 2010 was $9,000, $36,000 and $874,000.

SEMILEDS CORPORATION

Notes To Consolidated Financial Statements (Continued)

Years Ended August 31, 2008, 2009, and 2010

              A summary of the option activity under the Plan and changes for the years ended August 31, 2008, 2009 and 2010 is presented below:

	Shares Available for Grant	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
					(In thousands)
Outstanding—September 1, 2007	537,185	431,136	$0.28	8.2	39
Granted	(270,690)	270,690	0.84
Forfeited	48,078	(48,078)	0.84
Exercised	—	(1,785)	0.42

Outstanding—August 31, 2008	314,573	651,963	0.42	7.9	32
Additional options authorized	121,429	—
Granted	(315,965)	315,965	0.84
Forfeited	12,051	(12,051)	0.70
Exercised	—	(6,158)	0.70

Outstanding—August 31, 2009	132,088	949,719	0.56	7.6	41
Additional options authorized	14,284
Granted	(138,647)	138,647	1.68
Forfeited	24,859	(24,859)	0.84
Exercised	—	(556,328)	0.42

Outstanding—August 31, 2010	32,584	507,179	$1.12	8.1	$4,766

Vested and expected to vest—August 31, 2009		922,789	$0.59	7.6	$41
Vested—August 31, 2009		411,791	$0.33	6.3	$38
Vested and expected to vest—August 31, 2010		483,748	$1.06	8.1	$4,547
Vested—August 31, 2010		38,567	$0.48	6.0	$384

              The aggregate intrinsic value of options exercised under the Plan was $0, $0 and $3.0 million for the years ended August 31, 2008, 2009 and 2010, determined as of the date of option exercise.

SEMILEDS CORPORATION

Notes To Consolidated Financial Statements (Continued)

Years Ended August 31, 2008, 2009, and 2010

              Additional information regarding the Company's stock options outstanding and vested as of August 31, 2010 is summarized below:

	Options Outstanding			Options Vested
Exercise Prices	Number	Weighted-Average Remaining Contractual Term (Years)	Weighted-Average Exercise Price per Share	Number	Weighted-Average Exercise Price per Share
$0.21	16,786	4.8	$0.21	16,786	$0.21
$0.42	16,886	6.0	0.42	8,408	0.42
$0.84	285,494	7.7	0.84	12,479	0.84
$0.91	173,728	9.1	0.91	894	0.91
$8.96	14,285	9.9	8.96	—	—

$0.21 – $8.96	507,179	8.1	1.06	38,567	0.48

              As of August 31, 2009 and 2010, total compensation cost related to unvested stock options granted to employees under the Plan, but not yet recognized, was $42,000 and $808,000, net of estimated forfeitures. This cost will be amortized on a straight-line basis over a weighted-average remaining period of 2.5 years and 1.8 years, respectively, and will be adjusted for subsequent changes in estimated forfeitures.

              There was no capitalized stock-based compensation cost and there were no recognized stock-based compensation tax benefits during the years ended August 31, 2008, 2009 or 2010.

              Common Stock subject to Repurchase—The Company allows the holders of options to exercise prior to vesting; however, the Company maintains the right to repurchase these shares at the original exercise price paid by the employee for these unvested but issued shares of common stock. The consideration received for an exercise of an option is considered to be a deposit of the exercise price and the related dollar amount is recorded as a liability on the consolidated balance sheets. The liability is reclassified into stockholders' equity on a pro rata basis as the shares vest. As of August 31, 2009 and 2010, the Company had 4,642 and 5,000 outstanding shares of common stock subject to repurchase.

              Restricted Stock—The Company issued 6,875,000 shares of Class A to its founders when the Company was established in 2005. On the date of issuance, 25% of these shares vested immediately while the remaining 5,156,250 shares were to vest in equal quarterly installments over four years from the date of issuance if the founders remained with the Company. During the year ended August 31, 2009, 41,852 of these shares were repurchased by the Company upon the resignation of one of the founders. Otherwise, the shares vested according to plan and are no longer subject to repurchase as of August 31, 2009 and 2010.

              Stock Option Activity for Nonemployees—During the years ended August 31, 2008, 2009 and 2010, the Company issued options to nonemployees for the purchase of 0, 5,000 and 3,571 shares of common stock in exchange for services. These options were issued with an exercise price of $0.84 per share and $0.91 per share during the years ended August 31, 2009 and 2010. These options generally vest over four years. The Company accounts for these nonemployee options based on the fair value of the awards through the vesting period. The options were valued each reporting period using the Black-Scholes option-pricing model using the remaining contractual term as the expected term.

SEMILEDS CORPORATION

Notes To Consolidated Financial Statements (Continued)

Years Ended August 31, 2008, 2009, and 2010

              Total stock-based compensation related to nonemployees was not significant for the years ended August 31, 2008 and 2009 and amounted to $54,000 for the year ended August 31, 2010.

              Other Stock-based Compensation Activity—During the year ended August 31, 2010, the Company issued 50,067 shares of non-voting Series E to two SBDI executives as part of an employment agreement. The two senior executives are required to sell a portion of their shares of Series E back to the Company for a nominal amount if they resign from SBDI prior to December 31, 2013. The shares subject to the repurchase provision under the agreement are reduced each year as though the shares are ratably vesting at a rate of one-fourth of the shares issued on December 31st of each year. The aggregate fair value of the shares on the grant date was $457,000 and is being recorded as compensation expense on a straight-line basis over the period the repurchase restrictions lapse. As of August 31, 2010, none of these shares had vested.

              Total stock-based compensation related to these shares was $62,000 during the year ended August 31, 2010.

10.    Net Income (Loss) Per Share of Common Stock

              For the calculation of the net income (loss) per share of common stock, the Company combined the weighted-average Class A and Class B because the respective net income (loss) per share amounts are the same and, therefore, the assumed conversion of the Class B into shares of Class A would have no impact on the net income (loss) per share of common stock of either class on an individual or combined basis. The following tables set forth the computation of the Company's basic and diluted net income (loss) per share of common stock for the years ended August 31, 2008, 2009 and 2010 (in thousands, except for share and per share amounts):

	Years Ended August 31,
	2008	2009	2010
Numerator:
Basic:
Net income (loss)	$(814)	$(3,693)	$10,828
8% noncumulative dividends on convertible preferred stock	—	—	(5,634)
Undistributed earnings allocated to convertible preferred stock	—	—	(3,370)

Net income (loss) attributable to common stock, basic	$(814)	$(3,693)	$1,824

Diluted:
Net income (loss) attributable to common stock, basic	$(814)	$(3,693)	$1,824
Undistributed earnings re-allocated to common stock	—	—	78

Net income (loss) attributable to common stock, diluted	$(814)	$(3,693)	$1,902

Denominator:
Basic:
Shares used in computing net income (loss) per share attributable to common stock, basic	5,395,048	6,600,321	7,089,655

SEMILEDS CORPORATION

Notes To Consolidated Financial Statements (Continued)

Years Ended August 31, 2008, 2009, and 2010

	Years Ended August 31,
	2008	2009	2010
Diluted:
Shares used in computing net income (loss) per share attributable to common stock, basic	5,395,048	6,600,321	7,089,655
Add weighted average effect of dilutive securities:
Stock options	—	—	633,691

Shares used in computing net income (loss) per share attributable to common stock, diluted	5,395,048	6,600,321	7,723,346

Net income (loss) per share of common stock:
Basic	$(0.15)	$(0.56)	$0.26

Diluted	$(0.15)	$(0.56)	$0.24

              The following common stock equivalents were excluded from the computation of diluted net income (loss) per share of common stock for the periods presented because including them would have been antidilutive:

	Years Ended August 31,
	2008	2009	2010
Convertible preferred stock	10,930,476	12,019,228	13,718,852
Stock options to purchase common stock	652,021	949,857	—
Common stock subject to repurchase	8,928	4,642	—

11.    Income Taxes

              The Company's income (loss) before provision for income taxes for the years ended August 31, 2008, 2009 and 2010 consist of the following (in thousands):

	Years Ended August 31,
	2008	2009	2010
Domestic	$(201)	$(266)	$(625)
International	(613)	(3,427)	11,720

Income (loss) before provision for income taxes	$(814)	$(3,693)	$11,095

SEMILEDS CORPORATION

Notes To Consolidated Financial Statements (Continued)

Years Ended August 31, 2008, 2009, and 2010

              The components of the provision for income taxes for the years ended August 31, 2008, 2009 and 2010 consist of the following (in thousands):

	Years Ended August 31,
	2008	2009	2010
Current:
Federal	$—	$—	$—
State	—	—	—
Foreign	—	—	851

Total current	$—	$—	$851

Deferred:
Federal	$—	$—	$—
State	—	—	—
Foreign	—	—	(584)

Total deferred	—	—	(584)

Total provision for income taxes	$—	$—	$267

              Net deferred tax assets as of August 31, 2009 and 2010 consist of the following (in thousands):

	August 31, 2009	August 31, 2010
Deferred tax assets—current:
Inventory reserves	$306	$379
Income tax credits	1,072	583
Accruals and other	90	11

Gross deferred tax assets—current	1,468	972
Valuation allowance	(1,468)	(389)

Net deferred tax assets—current	—	584
Deferred tax assets—long-term:
Depreciation and amortization	10	11
Stock-based compensation	—	79
Net operating loss carryforward	1,511	882

Gross deferred tax assets—long-term	1,521	972
Valuation allowance	(1,521)	(972)

Net deferred tax assets—long-term	$—	$—

SEMILEDS CORPORATION

Notes To Consolidated Financial Statements (Continued)

Years Ended August 31, 2008, 2009, and 2010

              Reconciliations of the statutory federal income tax to the Company's effective tax for the years ended August 31, 2008, 2009 and 2010 consist of the following (in thousands):

	Years Ended August 31,
	2008	2009	2010
Tax at statutory federal rate	$(277)	$(1,256)	$3,772
State tax—net of federal benefit	—	—	—
Foreign income rate differential	34	620	(1,920)
Foreign investment loss	—	—	43
Change in valuation allowance	243	636	(1,628)

Provision for income taxes	$—	$—	$267

              A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Company has established a valuation allowance which offsets the net deferred tax assets as of August 31, 2009 and partially offsets the net deferred tax assets as of August 31, 2010 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets. Deferred tax assets that are not offset by a valuation allowance are more likely than not to be realized by the Company.

              The valuation allowance increased by $243,000 and $636,000 during the years ended August 31, 2008 and 2009, and decreased by $1.6 million during the year ended August 31, 2010.

              As of August 31, 2010, the Company has federal net operating loss carryforwards of $1.2 million, expiring beginning in 2025. As of August 31, 2010, the Company has state net operating loss carryforwards of $489,000, expiring beginning in 2017. As of August 31, 2010, the Company had foreign income tax credit carryovers of $583,000, expiring beginning in 2011. As of August 31, 2010, the Company had foreign net operating loss carryforwards of $2.5 million, expiring beginning in 2017.

              Internal Revenue Code section 382 places a limitation (the "Section 382 Limitation") on the amount of taxable income that can be offset by net operating carryforwards after a change in control of a loss corporation. Generally, after a control change, a loss corporation cannot deduct operating loss carryforwards in excess of the Section 382 Limitation. Management has determined that any limitation imposed by Section 382 will not have a significant impact on the utilization of its operating loss carryforwards against taxable income in future periods.

Uncertain Tax Positions

              Effective September 1, 2007, the Company adopted a new accounting standard that provides guidance on accounting for uncertainty in income taxes. The adoption had no effect on the Company's consolidated financial statements. A reconciliation of the beginning and ending balances of the

SEMILEDS CORPORATION

Notes To Consolidated Financial Statements (Continued)

Years Ended August 31, 2008, 2009, and 2010

unrecognized tax benefits during the years ended August 31, 2008, 2009 and 2010 consist of the following (in thousands):

	Years Ended August 31,
	2008	2009	2010
Unrecognized benefit—beginning of period	$128	$87	$119
Gross increases—current period tax positions	74	46	89
Gross increases—prior period tax positions	—	—	44
Gross decreases—prior period tax positions	(115)	(14)	—

Unrecognized benefit—end of period	$87	$119	$252

              The entire amount of the unrecognized tax benefits would impact the Company's effective tax rate if recognized.

              Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense and were immaterial. The Company files income tax returns in the United States, various states and certain foreign jurisdictions. The tax years 2005 through 2009 remain open in most jurisdictions. The Company is not currently under examination by income tax authorities in federal, state or other foreign jurisdiction.

12.    Related-Party Transactions

              The Company had sales to a significant stockholder in the amount of approximately $29,000 and $72,000 during the years ended August 31, 2008 and 2009. There were no sales to the significant shareholder during the year ended August 31, 2010. As of August 31, 2009 and 2010, there were no outstanding payable balances with related parties.

              The Company paid certain costs for its equity method investees during the year ended August 31, 2010. These costs are regularly reimbursed but as of August 31, 2010, $73,000 of these costs had not been reimbursed and were recorded as accounts receivable from related parties on the consolidated balance sheet.

SEMILEDS CORPORATION

Notes To Consolidated Financial Statements (Continued)

Years Ended August 31, 2008, 2009, and 2010

13.    Information about Geographic Areas

              Revenues by geography are based on the billing address of the customer. The following table sets forth revenue by geographic area (in thousands):

Revenues

	Years Ended August 31,
	2008	2009	2010
China	$3,249	$4,750	$10,503
Taiwan	6,225	3,671	14,750
Hong Kong	167	707	1,893
Russia	6	66	3,486
USA	240	771	1,392
Korea	3,746	539	1,215
Other	1,116	1,047	2,524

Total	$14,749	$11,551	$35,763

Long-Lived Assets

              Substantially all of the assets are located in Taiwan. An insignificant amount of the Company's assets reside in Boise, Idaho where the Company is headquartered.

14.    Subsequent Events

              In September 2010, an unrelated party filed suit against the Company in the Federal District Court of Delaware asserting infringement of certain of their patents. The complaint seeks unspecified monetary damages and injunctive relief. At this time, the Company is unable to estimate the potential financial impact this action could have on it.

              In September 2010, the Company entered into an agreement to purchase two additional floors at its Hsinchu, Taiwan headquarters for a total purchase price of $3.9 million, but the acquisition is still pending approval from the local Science Park. The Company currently leases one of these floors; however, this operating lease will be terminated once title has passed. The second floor will be subleased by the current resident.

              The Company has evaluated subsequent events through October 26, 2010, the date on which the consolidated financial statements were issued for inclusion in the Company's registration statement on Form S-1.

15.    Changes to the Company's Amended and Restated Certificate of Incorporation

              On November 19, 2010, an Amendment to the Company's Amended and Restated Certificate of Incorporation became effective, wherein a change was made to the automatic conversion provisions for our convertible preferred stock. The automatic conversion provisions that were in effect previously are discussed herein at Note 8. The Amendment stipulates that automatic conversion of Series A, B, C, D and E into fully paid and nonassessable shares of Class A on a one-to-one basis will now occur (i) immediately prior to the closing of an underwritten public offering in which the aggregate public

SEMILEDS CORPORATION

Notes To Consolidated Financial Statements (Continued)

Years Ended August 31, 2008, 2009, and 2010

offering proceeds equals or exceeds $50.0 million and the pre-offering valuation of the Company is not less than $300.0 million, or (ii) with respect to Series A, upon the Company's receipt of the written consent of the holders of not less than a majority of the then outstanding shares of Series A, voting as a single class on an as-converted basis, to the conversion of all then outstanding shares of Series A.

              On November 13, 2010, the Company's Board of Directors approved an Amended and Restated Certificate of Incorporation to effect a 14-to-1 reverse stock split of the Company's common and preferred stock, subject to shareholder consent. This reverse stock split is expected to become effective prior to the Company's registration statement on Form S-1 being declared effective by the Securities and Exchange Commission. Accordingly, the common and preferred stock authorized and outstanding, par values, stock option disclosures, net income per share amounts, and other per share disclosures for all periods presented have been adjusted to reflect the impact of this reverse stock split.

* * * * * *

SEMILEDS CORPORATION

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Years Ended August 31,
	2008	2009	2010
	(In thousands)
Allowance for Doubtful Accounts:
Beginning balance	$—	$92	$112
Charged to bad debt expense	92	24	100
Write-offs of bad debt	—	(4)	(111)

Ending balance	$92	$112	$101

SEMILEDS

WHERE YOU SEE LIGHT,
WE SEE OPPORTUNITY.

              Through and including                                    , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

5,250,000 Shares

Common Stock

PROSPECTUS

BofA Merrill Lynch

Barclays Capital

Jefferies & Company

Canaccord Genuity

Caris & Company, Inc.

                        , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

              The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the FINRA filing fee and The NASDAQ Global Select Market listing fee.

Amount to be Paid
SEC registration fee	$12,300
FINRA filing fee	17,750
Initial NASDAQ Global Select Market listing fee	125,000
Printing and engraving expenses	250,000
Legal fees and expenses	2,000,000
Accounting fees and expenses	1,316,804
Transfer Agent and Registrar fees	5,000
Miscellaneous fees and expenses	306,130

Total	$4,032,984

Item 14.   Indemnification of Directors and Officers

              Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation to grant, indemnity to directors and officers, as well as other employees and individuals, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee of or agent to the corporation. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our amended and restated certificate of incorporation to be in effect upon the completion of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect upon the completion of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

              In connection with this offering, we will obtain liability insurance for our directors and officers. Such insurance would be available to our directors and officers in accordance with its terms.

              In addition, we have entered into indemnification agreements with our directors and officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

              At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

              The Underwriting Agreement (Exhibit 1.1) also provides for cross-indemnification among us and the Underwriters with respect to certain matters, including matters arising under the Securities Act.

Item 15.    Recent Sales of Unregistered Securities

              Since September 1, 2006, we have granted stock options to purchase an aggregate of 805,250 shares of our common stock at exercise prices ranging from $0.42 to $9.10 per share to a total of 233 employees, consultants and directors under our 2005 Equity Incentive Plan. The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

              Since September 1, 2006, we have issued and sold an aggregate of 594,760 shares of our common stock to employees, consultants and directors at prices ranging from $0.21 to $0.91 per share pursuant to exercises of options and stock purchase rights granted under our 2005 Equity Incentive Plan for the aggregate purchase price of $262,700.38. The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

              On December 1, 2006, we issued a warrant to purchase 290,556 shares of our Series C Convertible Preferred Stock at an exercise price of $8.26 per share to Luxxon Technology Corporation for aggregate consideration of $10.00. The issuance of the warrant was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering.

              On December 1, 2006, December 5, 2006, January 4, 2007, May 11, 2007, May 21, 2007, January 21, 2008, May 15, 2008, May 19, 2008 and July 29, 2008, we issued and sold 3,184,599 shares of our Series C Convertible Preferred Stock to 8 investors at $8.26 per share for aggregate proceeds of $26,304,828.90, including (i) cancellation of indebtedness of SemiLEDs owed to Simplot Taiwan, Inc. in the amount of $6,000,000 and (ii) cancellation of indebtedness of SemiLEDs Optoelectronic Co., Ltd. owed to Luxxon Technology Corporation in the amount of $6,000,000. The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering.

              On September 30, 2008, we issued and sold 1,096,539 shares of our Series D Convertible Preferred Stock to Lite-On Technology USA, Inc. at $9.1196 per share for aggregate proceeds of $9,999,999.67. The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering.

              On April 1, 2010, we issued and sold 1,649,557 shares of our Series E Convertible Preferred Stock to 54 investors at $9.1196 per share for aggregate proceeds of $15,043,389.49. The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering.

              On April 1, 2010, we issued and sold 50,067 shares of our Series E Convertible Preferred Stock to two investors at $9.1196 per share for cancellation of indebtedness of SBDI owed to such investors in the aggregate amount of $456,600.14. The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering.

              The recipients of the securities in each of the foregoing transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with SemiLEDs, to information about SemiLEDs.

Item 16.    Exhibits and Financial Statement Schedules

(a)
Exhibits—See Exhibit Index on page II-6

(b)
Financial Statement Schedules

              Schedules not listed above have been omitted because they are not required, or not applicable or the information is included in the financial statements or notes thereto.

Item 17.    Undertakings

              Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

              The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

              The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Hsinchu, Taiwan, on November 22, 2010.

SEMILEDS CORPORATION
By:	/s/ TRUNG T. DOAN Trung T. Doan Chairman and Chief Executive Officer

              Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ TRUNG T. DOAN Name: Trung T. Doan	Chairman and Chief Executive Officer (principal executive officer)	November 22, 2010
* Name: Dr. Anh Chuong Tran	President, Chief Operating Officer and Director	November 22, 2010
/s/ DAVID YOUNG Name: David Young	Chief Financial Officer (principal financial officer and principal accounting officer)	November 22, 2010
* Name: Richard P. Beck	Director	November 22, 2010
* Name: Richard S. Hill	Director	November 22, 2010
* Name: Mark Johnson	Director	November 22, 2010
* Name: Dr. Jack Lau	Director	November 22, 2010

Signature		Title	Date

* Name: Scott R. Simplot		Director	November 22, 2010
*By:	/s/ TRUNG T. DOAN Trung T. Doan Attorney-in-fact

EXHIBIT INDEX

Number		Description
1.1		Form of Underwriting Agreement†
3.1	(a)	Amended and Restated Certificate of Incorporation of SemiLEDs Corporation†
3.1	(b)	Amended and Restated Certificate of Incorporation of SemiLEDs Corporation, to be in effect prior to the completion of this offering
3.1	(c)	Form of Restated Certificate of Incorporation of SemiLEDs Corporation, to be in effect upon the completion of this offering
3.2	(a)	Amended and Restated Bylaws of SemiLEDs Corporation†
3.2	(b)	Form of Amended and Restated Bylaws of SemiLEDs Corporation, to be in effect upon the completion of this offering
4.1		Form of Common Stock Certificate
4.2		Amended and Restated Investor Rights Agreement by and among SemiLEDs Corporation and certain investors and stockholders, dated April 1, 2010†
5.1		Opinion of Orrick, Herrington & Sutcliffe LLP regarding the legality of the common stock being registered
10.1		2005 Equity Incentive Plan (amended March 1, 2010)†
10.2		2010 Equity Incentive Plan†
10.3		Amended and Restated Employment Agreement with Trung T. Doan, dated March 15, 2005†
10.4		Amended and Restated Employment Agreement with Dr. Anh Chuong Tran, dated March 15, 2005†
10.5		Employment Agreement with David Young, dated August 14, 2007†
10.6		Employee Agreement with Jack S. Yeh, dated August 2, 2005†
10.7		Employee Agreement with Lanfang (Lydia) Chin, dated November 17, 2008†
10.8		Form of Proprietary Information and Inventions Agreement†
10.9		Form of Non-competition Agreement†
10.10		Form of Option Agreement for the 2010 Equity Incentive Plan†
10.11		Form of Indemnification Agreement with directors and officers†
10.12		Promoters Agreement of Xurui Guangdian Co., Ltd. dated December 25, 2009 (translation)†
10.13		Capital Increase Agreement of Xurui Guangdian Co., Ltd. dated March 26, 2010 (translation)†
10.14		Amended and Restated Patent Assignment and License Agreement between SemiLEDs Corporation and Xurui Guangdian Co., Ltd. dated July 19, 2010, amended on September 20, 2010 (translation) †
10.15		Patent Cross-license Agreement between SemiLEDs Corporation and Xurui Guangdian Co., Ltd. dated May 7, 2010 (translation)†
10.16		Trademark Cross-license Agreement between SemiLEDs Corporation and Xurui Guangdian Co., Ltd. dated May 7, 2010 (translation)†
10.17		Agreement for Issuance of Overseas Letter of Credit between E. SUN Commercial Bank and Semi-Photonics Co., Ltd. (former name of SemiLEDs Optoelectronics Co., Ltd.) (translation), dated December 1, 2006†
10.18		Warranty agreement between Semi-Photonics Co., Ltd. (former name of SemiLEDs Optoelectronics Co., Ltd.) and Lite-On Technology Corporation, dated March 13, 2009†
10.19		Lease agreement between Luxxon Technology Corporation and Semi-Photonics Co., Ltd. (former name of SemiLEDs Optoelectronics Co., Ltd.), dated December 1, 2006†
10.20		Collaboration and Distribution Agreement between Intematix Corporation and SemiLEDs Corporation dated April 18, 2007†
10.21		International Distribution Agreement between Semi-Photonics Co., Ltd. and Nanoteco Corporation dated December 20, 2006†

Number	Description
10.22	Loan Agreement between E. SUN Commercial Bank and SemiLEDs Optoelectronics Co., Ltd. dated May 12, 2009 (translation)†
10.23	Loan Agreement between E. SUN Commercial Bank and SemiLEDs Optoelectronics Co., Ltd. dated July 22, 2009 (translation)†
10.24	Loan Agreement between E. SUN Commercial Bank and SemiLEDs Optoelectronics Co., Ltd. dated May 12, 2010 (translation)†
10.25	Purchase and Sale Agreement between SemiLEDs Optoelectronics Co., Ltd. and Prime Optical Fiber Corporation dated September 17, 2010†
21.1	List of Subsidiaries†
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm†
23.2	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1)
24.1	Power of Attorney†
99.1	Amended and Restated Articles of Association of Xurui Guangdian Co., Ltd. dated March 26, 2010 (translation)†

†
Previously filed.

*
To be filed by amendment.